 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON                , 1998.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                PEOPLESOFT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          7372                         68-0137069
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL    (IRS EMPLOYER IDENTIFICATION
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)               NUMBER)

       4460 HACIENDA DRIVE, PLEASANTON, CALIFORNIA 94588, (925) 694-3000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            DAVID A. DUFFIELD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                PEOPLESOFT, INC.
       4460 HACIENDA DRIVE, PLEASANTON, CALIFORNIA 94588, (925) 694-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            KENNETH R. LAMB, ESQ.                         MICHAEL J. DANAHER, ESQ.
         GIBSON, DUNN & CRUTCHER LLP                  WILSON SONSINI GOODRICH & ROSATI
     ONE MONTGOMERY STREET, TELESIS TOWER                    650 PAGE MILL ROAD
       SAN FRANCISCO, CALIFORNIA 94104                PALO ALTO, CALIFORNIA 94304-1050

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AND THE SATISFACTION OR WAIVER OF ALL OTHER CONDITIONS TO THE MERGER OF INTREPID
   SYSTEMS, INC. WITH AND INTO PEOPLESOFT, INC., AS DESCRIBED IN THE ENCLOSED
                          PROSPECTUS/PROXY STATEMENT.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          PROPOSED             PROPOSED
                                                           MAXIMUM              MAXIMUM             AMOUNT OF
    TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
SECURITIES TO BE REGISTERED(1)     REGISTERED(2)          PER SHARE        OFFERING PRICE(3)         FEE(3)
Common Stock, par value $.01
  per share...................       1,372,745              $0.91             $1,254,000             $369.93

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--------------------------------------------------------------------------------

(1) Also includes associated Rights to purchase shares of the Registrant's common stock, which Rights are not currently separable from the shares of common stock and not currently exercisable.

(2) The number of shares registered pursuant to this Registration Statement represents the maximum consideration to be paid by PeopleSoft in accordance with that certain Amended and Restated Agreement and Plan of Reorganization, dated as of June 9, 1998, by and among PeopleSoft, Inc., Intrepid Systems, Inc., Richard White and State Street Bank & Trust Company of California, N.A. (the "Merger Agreement") and is the quotient of (a) $60,339,000, the value of the consideration set forth in the Merger Agreement, divided by (b) $43.955, the average price of PeopleSoft Common Stock as provided in the Merger Agreement.

(3) The registration fee was computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended (the "Securities Act"), based on the book value of Intrepid Systems, Inc.'s outstanding securities to be canceled in the merger on June 30, 1998 (the latest practicable date prior to the filing of this Registration Statement), none of which securities is publicly traded.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF
SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             INTREPID SYSTEMS, INC.
                            1301 HARBOR BAY PARKWAY
                           ALAMEDA, CALIFORNIA 94502

                                AUGUST   , 1998

DEAR SHAREHOLDER:

     You are hereby cordially invited to attend a special meeting of the holders of common stock ("Intrepid Common Stock") and Series A, Series B and Series C preferred stock ("Intrepid Preferred Stock" and, together with the Intrepid Common Stock, the "Intrepid Capital Stock") of Intrepid Systems, Inc., a California corporation ("Intrepid"), to be held at its offices located at 1301
Harbor Bay Parkway, Alameda, California 94502, on             , 1998, convening
at       .m., California time (the "Special Meeting"). At the Special Meeting, holders of record of Intrepid Capital Stock at the close of business on
            , 1998, will be asked to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Reorganization, dated as of June 9, 1998 (the "Merger Agreement"), by and among Intrepid, PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), Richard White, as Securityholder Agent, and State Street Bank and Trust Company of California, N.A., as Escrow Agent, pursuant to which (i) Intrepid will be merged with and into PeopleSoft with PeopleSoft as the surviving corporation (the "Merger"), (ii) there will be established with the Escrow Agent an escrow fund to secure claims for indemnification that may be made by PeopleSoft following consummation of the Merger (the "Escrow Fund") and (iii) Richard White will be authorized to act as "Securityholder Agent" on behalf of the holders of Intrepid Capital Stock (the "Intrepid Shareholders") in respect of certain matters contemplated therein.

     Upon consummation of the Merger, if certain conditions provided for in the Merger Agreement are satisfied, including the approval of the Merger Agreement by the holders of 99.5% of the votes represented by outstanding shares of Intrepid Capital Stock and the amendment to PeopleSoft's satisfaction of Intrepid's agreement with Andersen Consulting, 1,372,745 shares of PeopleSoft Common Stock, $.01 par value ("PeopleSoft Common Stock"), will be allocated for issuance (i) to the Intrepid Shareholders in the Merger, and (ii) upon the exercise after the Merger of options to acquire Intrepid Common Stock vested prior to August 1, 1998 ("Vested Intrepid Options") assumed by PeopleSoft in the
Merger. If none of such conditions is satisfied,                shares of
PeopleSoft Common Stock will be allocated for issuance to Intrepid Shareholders in the Merger and upon exercise of the Vested Intrepid Options after the Merger. In any event, both vested and unvested unexercised options to acquire Intrepid Common Stock will be assumed by PeopleSoft, all as more fully described in the accompanying Prospectus/Proxy Statement under "TERMS OF THE MERGER -- Manner and Basis of Converting Shares." Because the number of shares of PeopleSoft Common Stock to be issued in the Merger is fixed, the number of shares of PeopleSoft Common Stock allocated to each Intrepid Shareholder in the Merger will be reduced to the extent that any holder (an "Exercising Holder") of an option to acquire Intrepid Common Stock that vests on or after August 1, 1998 exercises such option prior to the Effective Time. Likewise, the number of shares of PeopleSoft Common Stock received by such Exercising Holder will be less than what such Exercising Holder would receive (when exercised) if such Exercising Holder did not exercise such option prior to the Effective Time. PeopleSoft also has the option to terminate the Merger Agreement if the Andersen Consulting agreement has not been amended as required on or before the date of the Special Meeting. The actual number of shares of PeopleSoft Common Stock issuable to Intrepid Shareholders in the Merger is subject to adjustment as described in the accompanying Prospectus/Proxy Statement in the section entitled "TERMS OF THE MERGER -- Manner and Basis of Converting Shares" and in the Merger Agreement attached to the Prospectus/Proxy Statement as Appendix A.

     PeopleSoft has registered the shares of PeopleSoft Common Stock to be issued in the Merger under the Securities Act of 1933, as amended.

     Your Board of Directors has carefully considered the terms and conditions of the proposed Merger and has determined that the Merger is in the best interests of Intrepid and its shareholders. The Board of Directors has, by unanimous vote of all directors who voted on the proposal, recommended that Intrepid Shareholders vote "FOR" approval and adoption of the Merger Agreement. In such vote, Directors Still and Taylor, who are also a director and an executive officer, respectively, of PeopleSoft, either were not present at or abstained from such vote because their relationships with PeopleSoft created a potential conflict of interest.

     On behalf of your Board of Directors, thank you for your continued support.

                                          Sincerely,

                                          INTREPID SYSTEMS, INC.

                                          Richard White
                                          President and Chief Executive Officer

                             INTREPID SYSTEMS, INC.

                            1301 HARBOR BAY PARKWAY
                           ALAMEDA, CALIFORNIA 94502
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of Intrepid Systems, Inc., a California corporation ("Intrepid"), will
be held at                 .m., California time, on             , 1998, at the
offices of Intrepid, located at 1301 Harbor Bay Parkway, Alameda, California 94502, for the purposes of:

          1. Considering and voting upon a proposal (the "Merger Proposal") to approve and adopt the Amended and Restated Agreement and Plan of Reorganization, dated as of June 9, 1998 (the "Merger Agreement"), among Intrepid, PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), Richard White, as Securityholder Agent, and State Street Bank and Trust Company of California, N.A., as Escrow Agent, pursuant to which Intrepid will be merged with and into PeopleSoft, with PeopleSoft as the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement, all of which are more fully described in the enclosed Prospectus/Proxy Statement. A copy of the Merger Agreement is attached as Appendix A to the accompanying Prospectus/Proxy Statement.

          2. Transacting such other business as may properly be brought before the Special Meeting and any adjournments or postponements thereof.

     Each holder of shares of Intrepid's Common Stock, no par value ("Intrepid Common Stock"), shall have the right to one vote for each share held on all matters to be considered at the Special Meeting. Each holder of shares of Intrepid's Series A, Series B or Series C Preferred Stock, each no par value ("Intrepid Preferred Stock" and, together with the Intrepid Common Stock, the "Intrepid Capital Stock"), shall have the right to the number of votes equal to the number of shares of Intrepid Common Stock into which such shares of Intrepid Preferred Stock could be converted into as of the Record Date (as defined below).

     The Board of Directors has fixed the close of business on                ,
1998 as the record date (the "Record Date") for determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only shareholders of record on such date are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

     THE BOARD OF DIRECTORS HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS WHO VOTED ON THE PROPOSAL, RECOMMENDED THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL. IN SUCH VOTE, DIRECTORS TAYLOR AND STILL, WHO ARE ALSO A DIRECTOR AND AN EXECUTIVE OFFICER, RESPECTIVELY, OF PEOPLESOFT, EITHER WERE NOT PRESENT AT OR ABSTAINED FROM SUCH VOTE BECAUSE THEIR RELATIONSHIPS WITH PEOPLESOFT CREATED A POTENTIAL CONFLICT OF INTEREST.

     If the Merger is consummated, holders of Intrepid Capital Stock who have complied with the requirements of Section 1300 of the California Corporations Code will have certain appraisal rights under California law. See "Dissenters' Rights" in the accompanying Prospectus/Proxy Statement.

                                          By Order of the Board of Directors,

                                          Secretary

     APPROVAL OF THE MERGER PROPOSAL REQUIRES THE APPROVAL OF A MAJORITY OF THE VOTES REPRESENTED BY THE ISSUED AND OUTSTANDING SHARES ENTITLED TO VOTE AT THE SPECIAL MEETING OF (1) INTREPID COMMON STOCK, (2) INTREPID

PREFERRED STOCK AND (3) THE INTREPID CAPITAL STOCK VOTING AS A SINGLE CLASS. THEREFORE, A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER PROPOSAL. IN ADDITION, IN ORDER FOR THE MERGER TO BE TREATED FOR ACCOUNTING PURPOSES AS A "POOLING-OF-INTERESTS" TRANSACTION UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, THE AFFIRMATIVE VOTE OF THE HOLDERS OF NINETY-NINE AND ONE-HALF PERCENT (99.5%) OF THE VOTES REPRESENTED BY THE OUTSTANDING SHARES OF INTREPID CAPITAL STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING IS REQUIRED TO APPROVE THE MERGER PROPOSAL (THE "REQUIRED POOLING VOTE"). FAILURE OF INTREPID TO SATISFY CERTAIN CONDITIONS PROVIDED IN THE MERGER AGREEMENT, INCLUDING OBTAINING THE REQUIRED POOLING VOTE, WILL RESULT IN A REDUCTION OF THE AGGREGATE CONSIDERATION TO BE PAID TO INTREPID SHAREHOLDERS AND HOLDERS OF VESTED INTREPID OPTIONS BY PEOPLESOFT IN THE MERGER OF 227,506 SHARES OF PEOPLESOFT COMMON STOCK.

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED AND VOTE IN PERSON, IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                   PROSPECTUS

                                       OF
                                PEOPLESOFT, INC.

                                PROXY STATEMENT

                                       OF
                             INTREPID SYSTEMS, INC.
                            ------------------------

     This Prospectus/Proxy Statement is being furnished to shareholders of Intrepid Systems, Inc., a California corporation ("Intrepid"), in connection with the solicitation of proxies by the Board of Directors of Intrepid (the "Intrepid Board") for use at the special meeting of shareholders of Intrepid (including any adjournments, postponements or reschedulings thereof, the
"Intrepid Special Meeting") to be held on                , 1998. At the Intrepid
Special Meeting, holders ("Intrepid Shareholders") of Intrepid common stock, no par value ("Intrepid Common Stock"), and Intrepid Series A preferred stock, no par value ("Series A Intrepid Preferred Stock"), Series B preferred stock, no par value ("Series B Intrepid Preferred Stock") and Series C preferred stock, no par value ("Series C Intrepid Preferred Stock" and, collectively with the Series A Intrepid Preferred Stock and Series B Intrepid Preferred Stock, "Intrepid Preferred Stock" and, together with the Intrepid Common Stock, "Intrepid Capital Stock"), will be asked to consider and vote upon a proposal (the "Merger Proposal") to approve and adopt the Amended and Restated Agreement and Plan of Reorganization, dated as of June 9, 1998 (the "Merger Agreement"), by and among PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), Intrepid, Richard White, as Securityholder Agent (the "Securityholder Agent"), and State Street Bank and Trust Company of California, N.A., as Escrow Agent (the "Escrow Agent"), which provides for the merger (the "Merger") of Intrepid with and into PeopleSoft (with PeopleSoft as the surviving corporation), and to approve and adopt the transactions contemplated thereby, including the Merger and the appointment of Richard White as Securityholder Agent.

     This Prospectus/Proxy Statement also constitutes a prospectus of PeopleSoft with respect to 1,372,745 shares of PeopleSoft's common stock, par value $.01 per share ("PeopleSoft Common Stock"), the maximum number of such shares issuable to Intrepid Shareholders in the Merger.

     All information herein with respect to Intrepid has been furnished by Intrepid and all information herein with respect to PeopleSoft has been furnished by PeopleSoft.

     At the effective time of the Merger (the "Effective Time"), each outstanding share of Intrepid Capital Stock will be converted into the right to receive its portion of the Merger Share Amount (as defined herein) in accordance with the liquidation preference of such share pursuant to Intrepid's Articles of Incorporation (the "Intrepid Articles"), together with the appropriate number of PeopleSoft Rights (as defined herein), with cash being paid in lieu of fractional shares. The Merger Share Amount will be determined based on whether the Merger is to be treated for accounting purposes as (i) a "pooling-of-interests" (a "Pooling Merger") under generally accepted accounting principles ("GAAP"), (ii) a purchase transaction under GAAP for any reason other than the occurrence of a Purchase Merger Condition (as defined herein), or (iii) a purchase transaction under GAAP because a Purchase Merger Condition has occurred (a "Purchase Merger"). In order for a Pooling Merger to occur, among other things, the holders of 99.5% of the votes represented by the outstanding shares of Intrepid Capital Stock entitled to vote at the Intrepid Special Meeting must approve the Merger Proposal. If a Pooling Merger occurs or if the

                                                        (continued on next page)

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR CERTAIN FACTORS TO BE CONSIDERED WITH RESPECT TO THE MERGER.
   THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus/Proxy Statement and a form of proxy are first being mailed
to Intrepid Shareholders on or about                , 1998.
                            ------------------------

     THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS                , 1998.

Merger is to be treated as a purchase transaction under GAAP for any reason other than the occurrence of a Purchase Merger Condition, subject to possible additional reductions described below, the Merger Share Amount will be the number of shares of PeopleSoft Common Stock obtained by dividing $60,339,000 by $43.955 (resulting in 1,372,745 shares) and subtracting from the quotient the number of shares of PeopleSoft Common Stock issuable upon exercise of the vested options outstanding under Intrepid's 1992 Stock Option Plan ("Intrepid Stock Options") as of August 1, 1998 that will be assumed by PeopleSoft pursuant to the terms of the Merger Agreement. If a Purchase Merger occurs, subject to possible additional reductions described below, the Merger Share Amount will be the number of shares of PeopleSoft Common Stock obtained by dividing $50,339,000 by $43.955 (resulting in 1,145,239 shares) and subtracting from the quotient the number of shares of PeopleSoft Common Stock issuable upon exercise of the Intrepid Stock Options outstanding as of July 31, 1998 that will be assumed by PeopleSoft pursuant to the terms of the Merger Agreement. In short, the aggregate consideration to be received by Intrepid Shareholders in the Merger will be reduced by 227,506 shares of PeopleSoft Common Stock (valued at $10 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective
Time) if a Purchase Merger occurs. Because the number of shares of PeopleSoft Common Stock to be issued in the Merger is fixed, the number of shares of PeopleSoft Common Stock allocated to each Intrepid Shareholder in the Merger will be reduced to the extent that any Exercising Holder of an option to acquire Intrepid Common Stock that vests on or after August 1, 1998 exercises such option prior to the Effective Time. Likewise, the number of shares of PeopleSoft Common Stock received by such Exercising Holder will be less than what such Exercising Holder would receive (when exercised) if such Exercising Holder did not exercise such option prior to the Effective Time. See "TERMS OF THE
MERGER -- Manner and Basis of Converting Shares; Treatment of Options." As of
July 31, 1998, there were                outstanding vested Intrepid Stock
Options.

     In the event that the Andersen Consulting Agreement (as defined herein) is not amended in a manner acceptable to PeopleSoft on or before the date of the Intrepid Special Meeting, regardless of whether a Pooling Merger or a Purchase Merger occurs, the Merger Agreement may be terminated by PeopleSoft or, if PeopleSoft does not elect to terminate the Merger Agreement, the Merger Share Amount will be reduced by 30,713 shares of PeopleSoft Common Stock (valued at $1.35 million, assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time). In addition, at the Effective Time (as defined herein), a number of shares of PeopleSoft Common Stock equal to ten percent (10%) of the shares issuable to Intrepid Shareholders in the Merger (the "Escrow Shares") will be issued by PeopleSoft, on behalf of the Intrepid Shareholders directly to the Escrow Agent to be held (for at least one year from the Effective Time) as security for Intrepid's indemnification obligations under the Merger Agreement including the collection in full of certain receivables of Intrepid totaling approximately $3.1 million owed by The Venator Group (formerly Woolworth) and Edison Brothers, Inc. by December 31, 1998.

     Upon consummation of the Merger, the PeopleSoft Common Stock issued in exchange for Intrepid Capital Stock will be allocated (1) first, to the holders of Intrepid Preferred Stock in accordance with the liquidation preferences of such Preferred Stock and (2) then to the holders of Intrepid Common Stock and Intrepid Preferred Stock on a pro rata and as converted basis (up to a maximum participation amount for each series of Intrepid Preferred Stock as described in the Intrepid Articles). Based on the closing sale price of PeopleSoft Common Stock on the National Market tier of the Nasdaq Stock Market ("Nasdaq") on July 8, 1998 of $50.88 per share (the most recent practicable date prior to the printing of this Prospectus/Proxy Statement), if the Merger had occurred at such time (the "Assumed Effective Time") and the Andersen Consulting Agreement had been amended as required by the Merger Agreement, (i) assuming further that a Pooling Merger occurred or the Merger is to be treated as a purchase transaction under GAAP for any reason other than the occurrence of a Purchase Merger Condition, the Merger Share Amount would have resulted in aggregate consideration paid to Intrepid Shareholders with an indicated value of $69,838,402 (resulting in an indicated per share value of the Intrepid Common Stock of $5.18 (or 0.10175 shares of PeopleSoft Common Stock), of the Series A Intrepid Preferred Stock of $15.30 (or 0.30074 shares of PeopleSoft Common Stock), of the Series B Intrepid Preferred Stock of $32.50 (or 0.63863 shares of PeopleSoft Common Stock) and of the Series C Intrepid Preferred Stock of $32.50 (or 0.63863 shares of PeopleSoft Common Stock)); and (ii) assuming further that a Purchase Merger occurred, the Merger Share Amount would have resulted in aggregate consideration paid to Intrepid Shareholders with an indicated value of $58,264,034 (resulting in an indicated per share value of the Intrepid Common Stock of $3.84 (or 0.07557 shares of PeopleSoft Common Stock), of the Series A Intrepid Preferred Stock of $15.30 (or 0.30074 shares of PeopleSoft Common Stock), of the Series B Intrepid Preferred Stock of $30.31 (or 0.59568 shares of PeopleSoft Common Stock) and of the Series C Intrepid Preferred Stock of $32.50 (or 0.63863 shares of PeopleSoft Common Stock)); in each of (i) and (ii), however, before giving effect to the Escrow Shares required to be issued directly to the Escrow Agent and assuming that no shares of Intrepid Preferred Stock outstanding on July 8, 1998 are converted into shares of Intrepid Common Stock prior to the Effective Time.

     By contrast, if the Merger had occurred at the Assumed Effective Time and the Andersen Consulting Agreement had not been amended as required by the Merger Agreement, (i) if a Pooling Merger occurred or the Merger is to be treated as a purchase transaction under GAAP for any reason other than the occurrence of a Purchase Merger Condition, the Merger Share Amount would have resulted in aggregate consideration paid to Intrepid Shareholders with an indicated value of $68,488,402 (resulting in an indicted per share value of the Intrepid Common Stock of $5.00 (or 0.09837 shares of PeopleSoft Common Stock), of the Series A Intrepid Preferred Stock of $15.30 (or 0.30074 shares of PeopleSoft Common Stock), of the Series B Intrepid Preferred Stock of $32.50 (or 0.63863 shares of PeopleSoft Common Stock) and of the Series C Intrepid Preferred Stock of $32.50 (or 0.63863 shares of PeopleSoft Common Stock)); and (ii) if a Purchase Merger occurred, the Merger Share Amount would have resulted in aggregate consideration paid to Intrepid Shareholders with an indicated value of $56,914,034 (resulting in an indicated value per share of the Intrepid Common Stock of $3.71 (or
0.07295 shares of PeopleSoft Common Stock), of the Series A Intrepid Preferred Stock of $15.30 (or 0.30074 shares of PeopleSoft Common Stock), of the Series B Intrepid Preferred Stock of $29.71 (or 0.58389 shares of PeopleSoft Common Stock) and of the Series C Intrepid Preferred Stock of $32.50 (or 0.63863 shares of PeopleSoft Common Stock)); in each of (i) and (ii), however, before giving effect to the Escrow Shares required to be issued directly to the Escrow Agent and assuming that no shares of Intrepid Preferred Stock outstanding on July 8, 1998 are converted into shares of Intrepid Common Stock prior to the Effective Time.

     Because, within the above parameters, the Merger Share Amount is fixed, any change in the market price of PeopleSoft Common Stock before the Effective Time will affect the implied market value of the consideration to be received by Intrepid Shareholders in the Merger. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE PER SHARE OF PEOPLESOFT COMMON STOCK AT ANY TIME PRIOR TO, AT OR AFTER THE EFFECTIVE TIME. INTREPID SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS. PeopleSoft Common Stock is designated for quotation on Nasdaq under the symbol "PSFT."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    2
SUMMARY.....................................................    3
  The Companies.............................................    3
  The Intrepid Special Meeting..............................    4
  Risk Factors..............................................    5
  The Merger................................................    5
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL
  DATA......................................................    9
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER
  SHARE DATA................................................   12
RISK FACTORS................................................   14
  Risks Relating to the Merger..............................   14
  Risks Related to the Combined Company.....................   15
THE INTREPID SPECIAL MEETING................................   25
  General...................................................   25
  Matters To Be Considered at the Intrepid Special
     Meeting................................................   25
  Record Date and Voting....................................   26
  Proxies and Voting Instructions...........................   26
  Quorum, Votes Required....................................   27
  Solicitation of Proxies...................................   27
BACKGROUND OF AND REASONS FOR THE MERGER....................   28
  Background of the Merger..................................   28
  Intrepid's Reasons for the Merger.........................   30
  Affiliate Agreements......................................   31
  Certain Federal Income Tax Considerations.................   31
  Accounting Treatment......................................   33
TERMS OF THE MERGER.........................................   34
  Effective Time............................................   34
  Manner and Basis of Converting Shares; Treatment of
     Options................................................   34
  Representations and Warranties............................   36
  Conduct of the Business of the Combined Companies
     Following the Merger...................................   37
  Conduct of Intrepid's Business Prior to the Merger........   37
  No Solicitation...........................................   38
  Indemnification by Intrepid; Escrow of Portion of Merger
     Consideration..........................................   38
  Securityholder Agent......................................   39
  Conditions to the Merger..................................   39
  Termination or Amendment of Merger Agreement..............   40
  Expenses..................................................   41
  Non-Competition, Non-Solicitation and Non-Hire
     Agreements.............................................   41
  Voting Agreements and Proxies.............................   42
  Affiliate Agreements......................................   42
INTREPID LOAN AGREEMENT.....................................   42
DISSENTERS' RIGHTS..........................................   42
  Not Vote in Favor of the Merger Proposal..................   43
  Notice of Approval........................................   43
  Demand for Purchase.......................................   43
  Submission of Stock Certificate...........................   44

                                                              PAGE
                                                              ----
  Purchase of Dissenting Shares.............................   44
INTERESTS OF CERTAIN PERSONS IN THE MERGER..................   44
PEOPLESOFT STOCK PRICE AND DIVIDEND INFORMATION.............   46
PEOPLESOFT..................................................   47
  General...................................................   47
  Software Product Architecture.............................   47
  Client/Server Architecture................................   48
  PeopleTools...............................................   48
  Relational Database Management Systems....................   48
  Graphical User Interface..................................   49
  Application Security Architecture.........................   49
  Electronic Commerce.......................................   49
  Application Software Products.............................   50
  Sales and Marketing.......................................   58
  Relationship with Andersen Consulting.....................   59
  Relationship with SMS.....................................   60
  International Operations..................................   60
  Services and Customer Support.............................   60
  Software Maintenance and Support..........................   61
  Customer Education and Training...........................   61
  Consulting Services.......................................   61
  Competition...............................................   62
  Software Product Development..............................   63
  Intellectual Property, Proprietary Rights, Licenses and
     Product Liability......................................   64
  Employees.................................................   65
  Properties................................................   65
SELECTED HISTORICAL FINANCIAL DATA OF PEOPLESOFT............   67
PEOPLESOFT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   68
  Results of Operations.....................................   68
  Revenues..................................................   68
  Costs and Expenses........................................   70
  Provision for Income Taxes................................   73
  Liquidity and Capital Resources...........................   74
  Financial Risk Management.................................   76
  Business Outlook..........................................   77
MANAGEMENT OF PEOPLESOFT....................................   79
  Directors and Executive Officers..........................   79
EXECUTIVE COMPENSATION AND OTHER MATTERS....................   82
  Aggregate Option Exercises in Last Fiscal Year and Fiscal
     Year-End Values........................................   82
  Option Grants in Last Fiscal Year.........................   83
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   83
SECURITY OWNERSHIP OF PEOPLESOFT MANAGEMENT AND PRINCIPAL
  STOCKHOLDERS..............................................   84
INTREPID....................................................   85
  Introduction..............................................   85
  Intrepid Solution.........................................   85
  Software Products.........................................   85

                                                              PAGE
                                                              ----
  Services and Customer Support.............................   86
  Sales, Marketing and Distribution.........................   86
  Research and Development and Intellectual Property
     Rights.................................................   86
  Employees.................................................   87
  Facilities................................................   87
SELECTED HISTORICAL FINANCIAL DATA OF INTREPID..............   88
INTREPID MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
  OPERATIONS AND FINANCIAL CONDITION........................   89
  Overview..................................................   89
  Results of Operations.....................................   89
MANAGEMENT OF INTREPID......................................   94
  Executive Officers and Directors..........................   94
STOCK OWNED BY INTREPID MANAGEMENT AND PRINCIPAL
  SHAREHOLDERS..............................................   96
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS......................................   98
     POOLING MERGER.........................................   99
     PURCHASE MERGER........................................  106
DESCRIPTION OF PEOPLESOFT CAPITAL STOCK AND RIGHTS..........  113
  In General................................................  113
  Common Stock..............................................  113
  Preferred Stock...........................................  113
  Preferred Stock Rights....................................  113
     Rights Evidenced by Common Stock Certificates..........  113
     Distribution Date......................................  113
     Issuance of Rights Certificates; Expiration of
      Rights................................................  114
     Initial Exercise of the Rights.........................  114
     Right to Buy PeopleSoft Common Stock...................  114
     Right to Buy Acquiring Company Stock...................  114
     Permitted Offer........................................  114
     Exchange Provision.....................................  115
     Redemption.............................................  115
     No Stockholders' Rights Prior to Exercise..............  115
     Amendment of Rights Agreement..........................  115
     Rights and Preferences of the PeopleSoft Series A
      Preferred.............................................  115
     Certain Anti-takeover Effects of the PeopleSoft
      Rights................................................  115
  Delaware Law and Certain Provisions of PeopleSoft's
     Certificate of Incorporation and Bylaws................  116
  Transfer Agent and Registrar..............................  116
COMPARATIVE RIGHTS OF INTREPID SHAREHOLDERS AND PEOPLESOFT
  STOCKHOLDERS..............................................  117
  Rights of Preferred Stock.................................  117
  Size of the PeopleSoft Board of Directors.................  117
  Power to Call Special Stockholders' Meetings..............  117
  Action by Stockholders Without a Meeting..................  117
  Removal of Directors; Classified PeopleSoft Board of
     Directors..............................................  118
  Filling Vacancies on the PeopleSoft Board.................  118
  Directors' Committees.....................................  118
  Dividends and Repurchases of Shares.......................  119
  Stockholder Voting for Acquisition Transactions...........  119

                                                              PAGE
                                                              ----
  Advance Notice of Stockholder Business....................  119
  Amendment of Certificate of Incorporation and Bylaws......  119
  Interested Director Transactions..........................  120
  Stockholder Derivative Suits..............................  120
  Directors' Liability......................................  120
  Indemnification...........................................  121
  Appraisal Rights..........................................  121
  "Blank Check" Preferred Stock and Common Stock Rights.....  121
EXPERTS.....................................................  122
LEGAL MATTERS...............................................  122
STOCKHOLDER PROPOSALS.......................................  122
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1

                             AVAILABLE INFORMATION

     PeopleSoft is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The reports, proxy statements and other information filed by PeopleSoft with the SEC may be inspected and copied at the SEC's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material may be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of such reports, proxy statements and other information are also available from the SEC over the Internet at http://www.sec.gov.

     This Prospectus/Proxy Statement is included as part of a registration statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated therein by reference, the "Registration Statement") filed with the SEC by PeopleSoft, relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 1,372,745 shares of PeopleSoft Common Stock. This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC, to which Registration Statement reference is hereby made for further information with respect to PeopleSoft and the PeopleSoft Common Stock offered hereby.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PEOPLESOFT OR INTREPID SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS/PROXY STATEMENT OR IN ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES THEREOF. IF ANY MATERIAL CHANGE OCCURS DURING THE PERIOD IN WHICH THIS PROSPECTUS/PROXY STATEMENT IS REQUIRED TO BE DELIVERED, THIS PROSPECTUS/PROXY STATEMENT WILL BE AMENDED AND SUPPLEMENTED ACCORDINGLY.

     All dollar amounts included in this Prospectus/Proxy Statement are in U.S. dollars unless otherwise indicated.

                            ------------------------

     PeopleSoft, the PeopleSoft logo, PeopleTools, PS/nVision, PeopleCode and PeopleTalk are trademarks of PeopleSoft, Inc., which may be registered in some jurisdictions. Intrepid Systems, the Intrepid logo, DecisionMaster, InformAction and Evolution are trademarks of Intrepid. All other trademarks used are owned by their respective owners.

                                    SUMMARY

     The information below is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Proxy Statement. As used in this Prospectus/Proxy Statement, the term "PeopleSoft" refers to PeopleSoft and, unless the context otherwise requires, its subsidiaries, and the term "Intrepid" refers to Intrepid and, unless the context otherwise requires, its subsidiaries. The term "Combined Company" is sometimes used herein to refer to PeopleSoft following consummation of the Merger. All references to PeopleSoft Common Stock include the associated PeopleSoft Rights issued pursuant to the PeopleSoft Rights Agreement (as defined herein).

     Forward-looking statements are contained in this Prospectus/Proxy Statement. Actual results may vary materially from the forward-looking statements contained herein and in such other documents for reasons which include the factors set forth herein under "RISK FACTORS."

THE COMPANIES

     PeopleSoft. PeopleSoft designs, develops, markets, licenses, services and supports a family of enterprise client/server application software products for use primarily by large and medium-sized organizations, including both U.S. and foreign businesses and educational institutions, and federal, state, provincial and local governmental agencies primarily in North America. PeopleSoft designs its software products specifically for the client/server model of computing and believes that its architecture is among the most advanced and flexible available for enterprise level applications. PeopleSoft's strategy is to offer comprehensive enterprise application software solutions to a variety of industries that desire "back office" administrative applications to be integrated with core operational applications. Such back office administrative applications include "PeopleSoft HRMS," a human resources management system, "PeopleSoft Financials," an integrated suite of accounting and financial management applications, and "PeopleSoft Distribution," an integrated suite of materials management and supply chain planning applications.

     PeopleSoft's software products utilize the Microsoft Windows family of operating systems on the desktop, as well as Java based web clients, and a wide variety of popular relational database management system ("RDBMS"), operating system and hardware platform choices on the server. The application software products have been primarily developed using "PeopleTools," PeopleSoft's integrated rapid application development toolset which is delivered to customers along with PeopleSoft's application products to facilitate end user modification and customization.

     As of May 31, 1998, PeopleSoft employed approximately 5,500 people worldwide, with development, technical support, professional services or sales facilities in the United States, Canada, the United Kingdom, France, Germany, the Netherlands, Spain, Australia, Singapore, New Zealand, Brazil, Mexico, Japan, South Africa and Argentina. PeopleSoft licenses its software products primarily through a worldwide direct sales organization.

     PeopleSoft was incorporated in Delaware in 1987. PeopleSoft's principal executive offices are located at 4460 Hacienda Drive, Pleasanton, California 94588, and its telephone number at that address is (925) 694-3000.

     Intrepid. Intrepid develops, markets, licenses, supports and services integrated merchandise management, data warehouse and decision support software for medium to large-sized retailers in most segments of the retail industry. Intrepid's software products are designed to enable retailers to use information to quickly make informed business decisions.

     Intrepid markets its software primarily through its direct sales force, but also through indirect sales channels including systems consulting and integration firms. Intrepid's customers include The Venator Group (formerly known as Woolworth), Montgomery Ward, Liz Claiborne, Neiman Marcus, Ross Stores, Wal-Mart, Blockbuster Video, Consolidated Stores and Barnes & Noble.

     Intrepid was incorporated in California in 1991. Intrepid employs approximately 220 people and its principal executive offices are located at 1301 Harbor Bay Parkway, Alameda, California 94502, and its telephone number at that address is (510) 769-4888.

THE INTREPID SPECIAL MEETING

     Time, Date and Place. The Intrepid Special Meeting will be held at      :00
  .m., California time, on             , 1998, at Intrepid's offices located at
1301 Harbor Bay Parkway, Alameda, California 94502. See "THE INTREPID SPECIAL MEETING -- General."

     Matters to be Considered. Intrepid Shareholders will be asked to consider and vote upon a proposal to adopt the Merger Agreement and to approve the transactions contemplated thereby, including the Merger and the appointment of Richard White as Securityholder Agent. See "THE INTREPID SPECIAL
MEETING -- Matters to be Considered at the Intrepid Special Meeting."

     Record Date; Shares Entitled to Vote; Quorum. The Intrepid Board has fixed
the close of business on             , 1998 as the record date (the "Record
Date") for the determination of the Intrepid Shareholders entitled to receive notice of and to vote at the Intrepid Special Meeting.

     As of the Record Date, there were           issued and outstanding shares
of Intrepid Common Stock and           shares (comprised of           shares of
Series A,           shares of Series B, and           shares of Series C) of
Intrepid Preferred Stock. Each share of Intrepid Common Stock is entitled to one vote on the Merger Proposal and any other matters properly presented at the Intrepid Special Meeting. Each share of Intrepid Preferred Stock is entitled to the number of votes equal to the number of shares of Intrepid Common Stock into which such share of Intrepid Preferred Stock could be converted into as of the Record Date. As of the Record Date, each share of Series A, Series B and Series
C Intrepid Preferred Stock were entitled to           ,           and
votes, respectively. Any fractional votes will be rounded to the nearest whole number (with one-half being rounded upward). The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of both Intrepid Common Stock and Intrepid Preferred Stock entitled to vote at the Intrepid Special Meeting will constitute a quorum. See "THE INTREPID SPECIAL MEETING -- Record Date and Voting" and "-- Quorum; Votes Required."

     As of the Record Date, directors and executive officers, and certain other
shareholders, of Intrepid as a group beneficially owned           shares of
Intrepid Common Stock, or approximately      % of the outstanding shares of
Intrepid Common Stock, and           ,           and           shares of Series
A, Series B and Series C Intrepid Preferred Stock, respectively, or
approximately      %,      % and      % of the outstanding shares of Series A,
Series B and Series C Intrepid Preferred Stock, respectively, which represented,
in the aggregate, approximately      % of the total voting power of the
outstanding shares of Intrepid Capital Stock. Pursuant to the terms of the Voting Agreements (defined below), the executive officers and directors and such other shareholders of Intrepid have agreed to vote all of their shares of Intrepid Capital Stock in favor of the Merger Proposal and each of them has granted to PeopleSoft an irrevocable proxy to vote such shares in favor of the Merger Proposal. See "TERMS OF THE MERGER -- Voting Agreements."

     As of the Record Date, PeopleSoft owned           shares of Intrepid Common
Stock, or approximately      % of the outstanding shares of Intrepid Common
Stock, and           and           shares, or approximately      % and      % of
the outstanding shares of Series B and Series C Intrepid Preferred Stock, respectively. PeopleSoft will vote all of its shares of Intrepid Capital Stock in favor of the Merger Proposal.

     Votes Required. Pursuant to California law and the Intrepid Articles, the affirmative vote of (i) the holders of a majority of the outstanding shares of Intrepid Common Stock entitled to vote at the Intrepid Special Meeting, (ii) the holders of a majority of the votes represented by the outstanding shares of Intrepid Preferred Stock entitled to vote at the Intrepid Special Meeting and
(iii) the holders of a majority of the votes represented by the outstanding shares of Intrepid Capital Stock entitled to vote at the Intrepid Special Meeting is required to approve the Merger Proposal. In addition, in order for a Pooling Merger to occur, the affirmative vote of the holders of 99.5% of the votes represented by the outstanding shares of Intrepid Capital

Stock entitled to vote at the Intrepid Special Meeting is required to approve the Merger Proposal (the "Required Pooling Vote"). While obtaining the Required Pooling Vote is a condition precedent to a Pooling Merger, obtaining the Required Pooling Vote will not guarantee that a Pooling Merger will occur, since there are other conditions set forth in the Merger Agreement which must be satisfied in order for a Pooling Merger to occur. If the Merger fails to qualify as a Pooling Merger, it will (assuming all other conditions to the Merger have been satisfied or waived) be accounted for as a purchase. A failure to submit a proxy (or to vote in person at the Intrepid Special Meeting) or an abstention by an Intrepid Shareholder will have the same effect as a "NO" vote with respect to the vote on the Merger Proposal. See "THE INTREPID SPECIAL MEETINGS -- Record Date and Voting" and "-- Quorum; Votes Required."

     THE INTREPID BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS VOTING, DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF INTREPID AND THE INTREPID SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT THE INTREPID SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL. IN SUCH VOTE, DIRECTORS STILL AND TAYLOR, WHO ARE ALSO A DIRECTOR AND AN EXECUTIVE OFFICER, RESPECTIVELY, OF PEOPLESOFT, EITHER WERE NOT PRESENT AT OR ABSTAINED FROM SUCH VOTE BECAUSE THEIR RELATIONSHIP WITH PEOPLESOFT CREATED A POTENTIAL CONFLICT OF INTEREST.

RISK FACTORS

     In determining whether to vote for the Merger Proposal, Intrepid Shareholders should carefully read and evaluate certain risks associated with the Merger and the Combined Company. See "RISK FACTORS."

THE MERGER

     Terms of the Merger. At the Effective Time, Intrepid will be merged with and into PeopleSoft, with PeopleSoft as the surviving corporation. The Merger Agreement provides that the Merger will become effective upon the filing of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware and the filing of the certificates required by Section 1108 of the California Corporations Code with the Secretary of State of the State of California.

     At the Effective Time, each outstanding share of Intrepid Capital Stock will be converted into the right to receive its portion of the Merger Share Amount in accordance with the liquidation preference of such share pursuant to the Intrepid Articles, with cash being paid in lieu of fractional shares. Assuming all other conditions to the Merger have been satisfied or waived, a Pooling Merger will occur if the Merger Proposal is approved by the holders of 99.5% of the votes represented by the outstanding shares of Intrepid Capital Stock, provided that if such vote is not obtained or another Purchase Merger Condition occurs, a Purchase Merger will occur. The Merger Share Amount will be reduced by a 227,506 shares of PeopleSoft Common Stock (valued at $10 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time) if a Purchase Merger occurs. The Merger Share Amount is also subject to reduction in the event the Andersen Consulting Agreement is not amended in a manner acceptable to PeopleSoft on or before the date of the Intrepid Special Meeting. If the Andersen Consulting Agreement is not so amended and PeopleSoft does not elect to terminate the Merger Agreement (as described below), the Merger Share Amount will be reduced by 30,713 shares of PeopleSoft Common Stock (valued at $1.35 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time). In addition, each outstanding Intrepid Stock Option, whether vested or unvested, shall be, as a consequence of the Merger, assumed by
PeopleSoft. As of           , 1998, there were outstanding vested Intrepid Stock
Options to purchase           shares of Intrepid Common Stock.

     Conditions to the Merger; Termination; Amendment. Consummation of the Merger is subject to the satisfaction of various conditions. The Merger Agreement may be terminated and the Merger abandoned under certain circumstances, including (a) by mutual written consent of PeopleSoft and Intrepid; (b) by either PeopleSoft or Intrepid if the other party is in breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which has not been cured within 30 days after the occurrence of a breach and such breach would have a material adverse effect on the business, assets, financial condition or results of operations of the breaching party; (c) by PeopleSoft or Intrepid if there is any order, rule, statute or regulation prohibiting the consummation of the Merger or which would make consummation illegal; (d) by PeopleSoft if there is any action taken, or order, rule, statute or regulation which would prohibit PeopleSoft's ownership or operation of any material portion of Intrepid's business or which would compel the disposition of any material portion of PeopleSoft's or Intrepid's business or assets; (e) by either party if the Merger is not consummated on or before October 31, 1998; and (f) by PeopleSoft if the Andersen Consulting Agreement is not amended in a manner acceptable to PeopleSoft on or before the date of the Intrepid Special Meeting. The Merger Agreement may be amended only in writing by Intrepid and PeopleSoft, at any time before or after the approval of the Merger Agreement by the Intrepid Shareholders, provided that, after such shareholder approval has been obtained, no amendment of the Merger Agreement or any of the other agreements executed in connection with the Merger may be made which by law requires the further approval of the shareholders, without obtaining such further approval. See "TERMS OF THE
MERGER -- Conditions to the Merger" and "-- Termination or Amendment of Merger Agreement."

     Indemnification by Intrepid Shareholders and Escrow Shares. In connection with the Merger, the Escrow Shares will be issued directly to the Escrow Agent and held by it in an escrow account to serve as security for any losses incurred by PeopleSoft in the event of breaches by Intrepid of its representations, warranties, covenants or agreements contained in the Merger Agreement including, without limitation, the collection of amounts owing to Intrepid on account of certain receivables totaling approximately $3.1 million owed by The Venator Group (formerly Woolworth) ("Venator") and Edison Brothers, Inc. ("Edison Brothers") by December 31, 1998. The Escrow Shares will be contributed on behalf of each Intrepid Shareholder in proportion to the number of shares of PeopleSoft Common Stock such Intrepid Shareholder receives in the Merger. The Escrow Shares will be held in escrow until the one year anniversary of the Effective Time (the "Expiration Date"), at which time any such shares remaining and as to which no claim is pending, if any, will be released to the beneficial holders of such Escrow Shares. See "TERMS OF THE MERGER -- Indemnification by Intrepid and Escrow of Purchase Price."

     Stock Ownership Following the Merger. Based on the maximum possible Merger Share Amount and the total number of shares of PeopleSoft Common Stock outstanding as of June 30, 1998, holders of Intrepid Capital Stock and vested Intrepid Stock Options would hold an aggregate number of shares of PeopleSoft Common Stock equal to less than 1% of the total issued and outstanding shares of PeopleSoft Common Stock following the Merger.

     Resales of PeopleSoft Common Stock. The shares of PeopleSoft Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act, and therefore may be resold without restriction by persons who are not Affiliates (defined below) of Intrepid or PeopleSoft. See "BACKGROUND OF AND REASONS FOR THE MERGER -- Affiliate Agreements," and "TERMS OF THE
MERGER -- Affiliate Agreements."

     Listing of PeopleSoft Common Stock; Market Price Data. At the Effective Time, the shares of PeopleSoft Common Stock to be issued in the Merger will be approved for quotation on Nasdaq under the trading symbol "PSFT." No established trading market exists for any class or series of the Intrepid Capital Stock.

     The closing sale price per share of PeopleSoft Common Stock as reported on Nasdaq on June 3, 1998, the last trading day prior to the public announcement of
the proposed Merger, and on July   , 1998 (the most recent practicable date
prior to the printing of this Prospectus/Proxy Statement), were $42.00 and
$     per share, respectively. See "STOCK PRICE AND DIVIDEND INFORMATION."

     Recommendation of the Intrepid Board. The Intrepid Board has, by unanimous vote of all directors voting, approved the Merger Agreement and RECOMMENDS THAT INTREPID SHAREHOLDERS VOTE "FOR" THE MERGER PROPOSAL. See "BACKGROUND OF AND REASONS FOR THE MERGER." In such vote, Directors Still and Taylor, who are also a director and an executive officer, respectively, of PeopleSoft, either were not present at or abstained from such vote because their relationship with PeopleSoft created a potential conflict of interest.

     Surviving Corporation and Management of the Combined Company Following the Merger. Assuming the Merger is consummated, Intrepid will be merged into PeopleSoft and cease to exist as a separate corporation. All of the business, assets, liabilities and obligations of Intrepid will be assumed by PeopleSoft as the surviving corporation. Following the Merger, all the directors and officers of PeopleSoft immediately prior to the Merger will be the directors and officers, respectively, of the Combined Company. See "TERMS OF THE
MERGER -- Conduct of the Business of the Combined Company Following the Merger."

     Exchange of Intrepid Stock Certificates. At or before the Effective Time, PeopleSoft, acting through an exchange agent designated by PeopleSoft (the "Exchange Agent"), will deliver to each Intrepid Shareholder of record a letter of transmittal with instructions to be used by such shareholder in surrendering certificates, which, prior to the Merger, represented shares of Intrepid Capital Stock ("Intrepid Stock Certificates"). INTREPID SHAREHOLDERS SHOULD NOT SURRENDER INTREPID STOCK CERTIFICATES UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. See "TERMS OF THE MERGER -- Manner and Basis of Converting Shares; Treatment of Options."

     Non-Competition, Non-Solicitation and Non-Hire Agreements. Each of Richard White, Intrepid's President and Chief Executive Officer, James D. Kelly, Jr., Intrepid's Vice President of Decision Support Sales, Brian Kelly, Intrepid's Vice President of Decision Support Strategy (Messrs. White, Kelly and Kelly, collectively, the "Key Employees"), Lee Kunkle, Intrepid's Vice President of Consulting and Support Services, and Jack Harbaugh, Intrepid's Vice President of Sales and Marketing (Messrs. Kunkle and Harbaugh, collectively, the "Other Management Employees"), has entered into a Non-Competition, Non-Solicitation and Non-Hire Agreement (a "Noncompete Agreement") with PeopleSoft which will become effective as of the date on which the Effective Time occurs. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

     Affiliate Agreements. Each of eleven Intrepid Shareholders and holders of Intrepid Stock Options, whom was identified by Intrepid as an Affiliate at the time the Merger Agreement was executed, has entered into an agreement with PeopleSoft restricting sales, dispositions or other transactions by such person that would reduce such person's risk of investment in respect of the shares of Intrepid Capital Stock held by such person prior to the Merger and the shares of PeopleSoft Common Stock to be received by such person in the Merger. See "TERMS OF THE MERGER -- Affiliate Agreements."

     Voting Agreements and Proxies. Each of eleven Intrepid Shareholders identified by Intrepid at the time the Merger Agreement was executed as an Affiliate has entered into a Voting Agreement and Proxy (the "Voting Agreements") with PeopleSoft, pursuant to which such shareholder has agreed to vote his shares of Intrepid Capital Stock in favor of the Merger Proposal, and PeopleSoft has been granted an irrevocable proxy and power of attorney to vote all of his shares of Intrepid Capital Stock at the Intrepid Special Meeting in favor of the Merger Proposal.

     Certain Federal Income Tax Considerations. The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and accordingly neither PeopleSoft nor Intrepid should recognize a gain or loss as a result of the Merger, and Intrepid shareholders should recognize no gain or loss on the exchange of their shares of Intrepid Capital Stock for shares of PeopleSoft Common Stock in the Merger except as described below under "BACKGROUND OF AND REASONS FOR MERGER -- Certain Federal Income Tax Considerations." ALL INTREPID SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS. See "BACKGROUND OF AND REASONS FOR THE MERGER -- Certain Federal Income Tax Considerations."

     Accounting Treatment. The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with GAAP. Subject to satisfaction of certain conditions, including the approval of 99.5% of the votes represented by the outstanding shares of Intrepid Capital Stock entitled to vote at the Intrepid Special Meeting, the Merger will be accounted for as such. If the Merger fails to qualify as a pooling of interests for financial reporting purposes in accordance with GAAP, the Merger will be accounted for as a purchase. See "BACKGROUND OF AND REASONS FOR THE MERGER -- Accounting Treatment."

     Interests of Certain Persons in the Merger. Certain officers and directors of Intrepid have certain interests in the Merger beyond that of an Intrepid officer or director. Director Matthews will receive consulting fees of up to $80,000 as payment for his financial advisory and other services in conjunction with the Merger. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

     Dissenters' Rights. Intrepid Shareholders who give proper written demand for the appraisal of their shares prior to the Intrepid Special Meeting, who do not vote their shares of Intrepid Capital Stock in favor of the Merger and who comply with other applicable requirements of Section 1300 of the California General Corporation Law ("Dissenters") will have a right to receive payment in cash for the "fair value" of their shares of Intrepid Capital Stock. It is a condition of the Merger that no more than 5% of the votes represented by the outstanding shares of Intrepid Capital Stock become Dissenters. Because the California General Corporation Law allows Dissenters up to 30 days after the mailing to Intrepid Shareholders of the Notice of Approval to submit their demand to exercise their Dissenters' rights, it may not be possible to determine whether such condition has been satisfied until the expiration of this 30 day period. For this reason PeopleSoft will have the right to delay the Closing during this 30 day period or until such condition has been satisfied. See "DISSENTERS' RIGHTS."

     Intrepid Loan Agreement. On June 3, 1998, Intrepid entered into a Working Capital Line of Credit with PeopleSoft, pursuant to which Intrepid may borrow up to $5,000,000 from PeopleSoft in accordance with the terms and conditions thereof. See "INTREPID LOAN AGREEMENT."

           SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

     PeopleSoft's historical balance sheet data at March 31, 1998 and historical statement of operations data for the three month periods ended March 31, 1997 and 1998 are derived from PeopleSoft's unaudited condensed consolidated financial statements included elsewhere in this Prospectus/Proxy Statement. PeopleSoft's historical balance sheet data at March 31, 1997 are derived from PeopleSoft's unaudited condensed consolidated financial statements which are not included in this Prospectus/Proxy Statement. PeopleSoft's historical balance sheet data at December 31, 1996 and 1997 and historical statement of operations data for each of the three years in the period ended December 31, 1997 are derived from PeopleSoft's audited consolidated financial statements included elsewhere in this Prospectus/Proxy Statement. PeopleSoft's financial information is qualified by and should be read in conjunction with PeopleSoft's consolidated financial statements and the notes thereto included elsewhere in this Prospectus/Proxy Statement. In the opinion of the management of PeopleSoft, the above mentioned unaudited interim data of PeopleSoft has been prepared on the same basis as the historical information derived from the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for unaudited periods.

     Intrepid's historical balance sheet data at March 31, 1998 and historical statement of operations data for the three months ended March 31, 1997 and 1998 are derived from Intrepid's unaudited condensed financial statements included elsewhere in this Prospectus/Proxy statement. Intrepid's historical balance sheet data at March 31, 1997 are derived from Intrepid's unaudited condensed financial statements which are not included in this Prospectus/Proxy Statement. Intrepid's historical balance sheet data as of December 31, 1996 and 1997 and the statement of operations data for each of the three years in the period ended December 31, 1997 are derived from Intrepid's audited financial statements included elsewhere in this Prospectus/Proxy Statement. Intrepid's financial information is qualified by and should be read in conjunction with Intrepid's financial statements and notes thereto included elsewhere in the Prospectus/Proxy Statement. In the opinion of the management of Intrepid, the above mentioned unaudited interim financial data of Intrepid has been prepared on the same basis as the historical information derived from the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for unaudited interim periods.

     No cash dividends have been declared or paid in any of the periods presented for either PeopleSoft or Intrepid.

     The unaudited selected pro forma combined financial data is derived from the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus/Proxy Statement, which gives effect to the Merger in each case as a pooling of interests and a purchase, and should be read in conjunction with such Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and notes thereto. The unaudited selected pro forma combined statement of operations data combines PeopleSoft's consolidated results of operation data for the year ended December 31, 1997 and for the three month periods ended March 31, 1997 and 1998 with Intrepid's results of operations data for the same periods, giving effect to the Merger as if it had occurred at the beginning of each period presented. The unaudited selected pro forma combined balance sheet data combines PeopleSoft's consolidated balance sheet data as of March 31, 1998 with Intrepid's consolidated balance sheet data as of that date, giving effect to the Merger as if it had occurred as of March 31, 1998. Intrepid's results of operations for the years ended December 31, 1995 and 1996 are immaterial to PeopleSoft's results of operations for those same years and thus no pro forma income statements for these periods are presented. The selected pro forma information is presented for illustrative purposes only and is not necessarily indicative of the consolidated operating results or financial position that would have occurred had the Merger been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. See "UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

                 PEOPLESOFT SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                              ------------------------------   -------------------
                                                1995       1996       1997       1997       1998
                                              --------   --------   --------   --------   --------
HISTORICAL STATEMENT OF OPERATIONS DATA:
Net revenues................................  $232,139   $450,052   $815,651   $153,654   $277,674
Net income..................................  $ 27,338   $ 35,861   $108,263   $ 17,838   $ 33,754
Basic income per share......................  $   0.13   $   0.17   $   0.49   $   0.08   $   0.15
Shares used in basic per share
  computations..............................   203,689    211,248    219,302    216,495    225,402
Diluted income per share....................  $   0.12   $   0.15   $   0.44   $   0.07   $   0.13
Shares used in diluted per share
  computations..............................   228,987    239,452    248,321    247,693    256,331

                                                   AS OF DECEMBER 31,       AS OF MARCH 31,
                                                  --------------------    --------------------
                                                    1996        1997        1997        1998
                                                  --------    --------    --------    --------
HISTORICAL BALANCE SHEET DATA:
Working capital.................................  $109,806    $245,014    $141,956    $282,353
Total assets....................................  $540,080    $898,336    $586,620    $990,780
Total stockholders' equity......................  $253,248    $417,304    $278,590    $471,326

                  INTREPID SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            MARCH 31,
                                             ----------------------------    -------------------
                                              1995      1996       1997       1997        1998
                                             ------    -------    -------    -------    --------
HISTORICAL STATEMENT OF OPERATIONS DATA:
Net revenues...............................  $4,070    $ 8,239    $24,629    $4,321     $ 2,790
Net income (loss)..........................  $ (229)   $(3,362)   $  (644)   $  164     $(6,869)
Basic income (loss) per share..............  $(0.10)   $ (0.90)   $ (0.14)   $ 0.04     $ (1.28)
Shares used in basic per share
  computations.............................   2,379      3,740      4,473     4,363       5,379
Diluted income (loss) per share............  $(0.10)   $ (0.90)   $ (0.14)   $ 0.01     $ (1.28)
Shares used in diluted per share
  computations.............................   2,379      3,740      4,473    12,029       5,379

                                                      AS OF DECEMBER 31,     AS OF MARCH 31,
                                                      ------------------    ------------------
                                                       1996       1997       1997       1998
                                                      -------    -------    -------    -------
HISTORICAL BALANCE SHEET DATA:
Working capital.....................................  $ 8,586    $10,483    $ 8,442    $ 3,644
Total assets........................................  $14,826    $22,226    $13,388    $16,949
Long term obligations...............................  $   422    $   723    $   343    $   129
Total stockholders' equity..........................  $ 9,497    $12,204    $ 9,663    $ 6,046

      UNAUDITED SELECTED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA(1)

                                 POOLING MERGER
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                            THREE MONTHS ENDED
                                                            YEAR ENDED          MARCH 31,
                                                           DECEMBER 31,    --------------------
                                                               1997          1997        1998
                                                           ------------    --------    --------
STATEMENT OF OPERATIONS DATA:
Net revenues.............................................    $840,280      $157,975    $280,464
Net income...............................................    $107,874      $ 18,002    $ 29,503
Basic income per share...................................    $   0.49      $   0.08    $   0.13
Shares used in basic per share computations..............     220,581       217,774     226,681
Diluted income per share.................................    $   0.43      $   0.07    $   0.11
Shares used in diluted per share computations............     249,819       249,192     257,830

                                                              AS OF MARCH 31,
                                                                   1998
                                                              ---------------
UNAUDITED SELECTED PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital.............................................    $  288,120
Total assets................................................    $1,005,505
Long-term obligations.......................................    $      129
Total stockholders' equity..................................    $  474,398

      UNAUDITED SELECTED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA(1)

                                PURCHASE MERGER
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                            THREE MONTHS ENDED
                                                            YEAR ENDED          MARCH 31,
                                                           DECEMBER 31,    --------------------
                                                               1997          1997        1998
                                                           ------------    --------    --------
STATEMENT OF OPERATIONS DATA:
Net revenues.............................................    $840,280      $157,975    $280,464
Net income...............................................    $105,765      $ 17,423    $ 28,975
Basic income per share...................................    $   0.48      $   0.08    $   0.13
Shares used in basic per share computations..............     220,258       217,451     226,358
Diluted income per share.................................    $   0.42      $   0.07    $   0.11
Shares used in diluted per share computations............     249,280       248,652     257,290

                                                              AS OF MARCH 31,
                                                                   1998
                                                              ---------------
UNAUDITED SELECTED PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital.............................................    $  286,247
Total assets................................................    $1,012,932
Long-term obligations.......................................    $      129
Total stockholders' equity..................................    $  482,825

---------------
(1) See "UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

                 COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA
                            COMBINED PER SHARE DATA

     The following table sets forth (1) historical net income per share and historical book value per share data of PeopleSoft; (2) historical net loss per share and historical book value per share data of Intrepid; (3) unaudited pro forma combined net income per share and unaudited pro forma combined book value per share data of PeopleSoft after giving effect to the Merger on a pooling of interests basis; (4) unaudited pro forma combined net income per share and unaudited pro forma combined book value per share data of PeopleSoft after giving effect to the Merger on a purchase basis; and (5) unaudited equivalent pro forma combined net income per share and unaudited equivalent pro forma combined book value per share data of Intrepid based on the exchange of 0.1049 or 0.0875 of a share of PeopleSoft Common Stock for each share of Intrepid Common Stock if the Merger is accounted for as a pooling of interests or purchase transaction, respectively. See "TERMS OF THE MERGER -- Manner and Basis of Converting Shares." The information in the table should be read in conjunction with the audited consolidated financial statements and the unaudited interim condensed consolidated financial statements of PeopleSoft and Intrepid and the notes thereto included elsewhere in this Prospectus/Proxy Statement. The unaudited pro forma combined per share data is not necessarily indicative of the net income per share or book value per share that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

                                                                     PEOPLESOFT            INTREPID EQUIVALENT
                                                                 PRO FORMA COMBINED         PRO FORMA COMBINED
                                                              -------------------------   ----------------------
                                           HISTORICAL         POOLING OF                  POOLING OF
                                      ---------------------   INTERESTS      PURCHASE     INTERESTS    PURCHASE
                                      PEOPLESOFT   INTREPID   (1)(2)(5)    (1)(2)(5)(6)     (1)(2)     (1)(2)(6)
                                      ----------   --------   ----------   ------------   ----------   ---------
Basic net income (loss) per share:
  Three months ended March 31,
     1998...........................    $0.15       $(1.28)     $0.13         $0.13         $0.02        $0.02
  For the year ended December 31,
     1997...........................     0.49        (0.14)      0.49          0.48          0.07         0.06
     1996...........................     0.17        (0.90)      0.17          0.17          0.03         0.02
     1995...........................     0.13        (0.10)      0.13          0.13          0.02         0.02
Diluted net income per share(3):
  Three months ended March 31,
     1998...........................    $0.13       $(1.28)     $0.11         $0.11         $0.02        $0.01
  For the year ended December 31,
     1997...........................     0.44        (0.14)      0.43          0.42          0.07         0.05
     1996...........................     0.15        (0.90)      0.15          0.15          0.02         0.02
     1995...........................     0.12        (0.10)      0.12          0.12          0.02         0.02
  Book value per common share at(4):
     March 31, 1998.................    $2.08       $ 1.09      $2.08         $2.12         $0.32        $0.27
     December 31, 1997..............     1.87         2.44       1.91          1.78          0.29         0.23

---------------
(1) PeopleSoft and Intrepid anticipate that the Combined Company will incur Merger-related expenses of approximately $750,000. Such expenses include business consulting fees paid to investment bankers, legal and accounting expenses and other transaction costs. These costs are preliminary, and therefore subject to change, and will be charged to the operations of PeopleSoft in the fiscal quarter in which the Merger is consummated, which is currently expected to occur during the quarter ending September 30, 1998. The effects of these costs have not been reflected in the historical or pro forma net income per share data but are reflected in the pro forma book value per share data as of March 31, 1998 and December 31, 1997.

(2) The Intrepid equivalent pro forma combined per share amounts are calculated by multiplying the PeopleSoft pro forma combined per share amounts by the common exchange ratio of 0.1518 or 0.1267 of a share of PeopleSoft Common Stock for each share of Intrepid Common Stock if the Merger is accounted for as a pooling of interests or purchase transaction, respectively. This ratio is used only for determining disclosures in this Prospectus/Proxy Statement. The actual exchange ratio will not be determinable until the Effective Time. See "UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

(3) Including potential common shares in the denominator of a diluted per-share computation will always result in an anti-dilutive per-share amount when the entity shows a loss from continuing operations. Thus, the diluted net loss per share for Intrepid is identical to the basic per-share computation.

(4) Historical book value per share is computed by dividing stockholders' equity by the number of shares of Common Stock outstanding at the end of each period. PeopleSoft pro forma book value per share is computed by dividing pro forma stockholders' equity, including the effect of pro forma adjustments, by the pro forma number of shares of PeopleSoft Common Stock which would have been outstanding had the Merger been consummated as of each balance sheet date.

(5) Intrepid's results of operations for the years ended December 31, 1995 and 1996 are immaterial to PeopleSoft's results of operations for the same years thus no pro forma income statements are presented for these periods. The pro forma combined income per share for these years represents only PeopleSoft's historical basic and diluted income per share.

(6) Under the purchase method of accounting, Intrepid's assets and liabilities are stated at their estimated fair values as of the beginning of each period presented. Allocation of the purchase price consists of current assets of $14.3 million, fixed assets of $.6 million, capitalized software development costs of $7.3 million, capitalized work force of $1.7 million, assumed liabilities of $8.2 million and a non-recurring charge of $33.8 million related to acquired research and development has been reflected in the book value per share calculation. These amounts are preliminary estimates as of the dates presented. The actual amounts recorded in purchase accounting will be determined subsequent to the Effective Time.

                                  RISK FACTORS

     The following factors should be considered carefully by Intrepid Shareholders in evaluating how to vote on the Merger Proposal. For periods following the Effective Time, references to the products, business, financial results, financial condition or business prospects of PeopleSoft should be considered to refer to the Combined Company, unless the context otherwise requires. This Prospectus/Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in such forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus/Proxy Statement.

RISKS RELATING TO THE MERGER

     Fixed Maximum/Minimum Merger Share Amount. As a result of the Merger, each outstanding share of Intrepid Capital Stock will be converted into the right to receive the number of shares of PeopleSoft Common Stock as determined by the Merger Agreement. The actual Merger Share Amount will depend upon the actual capitalization of Intrepid at the Effective Time, whether a Pooling Merger or a Purchase Merger occurs and whether the Andersen Consulting Agreement has been amended as required. See "TERMS OF THE MERGER -- Manner and Basis of Converting Shares; Treatment of Options." The Merger Agreement does not provide for adjustment of the maximum and minimum Merger Share Amount based on fluctuations in the price of PeopleSoft Common Stock. Accordingly, the indicated value of the consideration to be received by Intrepid Shareholders in the Merger will depend, in addition to these other factors, on the market price of PeopleSoft Common Stock at the Effective Time. The closing sale price of PeopleSoft Common Stock on Nasdaq on June 3, 1998, the last trading day prior to the public announcement of the proposed Merger, was $42.00, and on July 8, 1998 (the most recent practicable date prior to the printing of this Prospectus/Proxy Statement) was $50.88. However, there can be no assurance as to the market price of PeopleSoft Common Stock at any time prior to, on or after the Effective Time. See
"-- Volatility of Stock Price" and "STOCK PRICE AND DIVIDEND INFORMATION."

     Accounting Treatment of Merger. PeopleSoft and Intrepid intend for a Pooling Merger to occur. If a Purchase Merger occurs, the aggregate consideration payable to Intrepid Shareholders will be reduced by 227,506 shares (valued at $10 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time) in comparison to a Pooling Merger. In order for a Pooling Merger to occur, among other conditions that must be satisfied, the Required Pooling Vote must be obtained. While PeopleSoft, which as of July 8, 1998, owned 618,746 shares, or 9.0% of the total outstanding shares, of Intrepid Common Stock, and 96,924 and 15,577 shares, or 19.3% and 10.6% of the total outstanding shares, of Series B and Series C Intrepid Preferred Stock, respectively, will vote all of such shares in favor of the Merger Proposal, and the directors and officers and certain other Intrepid Shareholders who, as a group, as of July 8, 1998, owned 5,004,062 shares, or 72.8% of the total outstanding shares, of Intrepid Common Stock, and 226,211, 345,903 and 105,481 shares, or 43.0%, 68.9%
and 72.0% of the total outstanding shares, of Series A, Series B and Series C Intrepid Preferred Stock, respectively, have agreed in the Voting Agreements to vote all of their shares in favor of the Merger Proposal and granted to PeopleSoft an irrevocable proxy and power of attorney to vote all of such shares in favor of the Merger Proposal, such aggregate number of shares represents only 81.8%, 43.0%, 88.2%, 82.6% and 67.3% of the total outstanding shares of Intrepid Common Stock, Series A Intrepid Preferred Stock, Series B Intrepid Preferred Stock, Series C Intrepid Preferred Stock and Intrepid Capital Stock, respectively. Therefore, there can be no assurance that the necessary vote for a Pooling Merger to occur will be obtained. See "THE INTREPID SPECIAL MEETING."

     Escrow Shares. Pursuant to the Merger Agreement, upon consummation of the Merger, a number of shares of PeopleSoft Common Stock equal to ten percent (10%) of the Merger Share Amount will be issued to the Escrow Agent on behalf of the Intrepid Shareholders as security for certain indemnification obligations under the Merger Agreement. These indemnification obligations could be triggered after the Effective Time if Intrepid has breached any of its representations, warranties or covenants set forth in the Merger Agreement including, without limitation, the collection of amounts owing to Intrepid on account of certain receivables totaling approximately $3.1 million owed by Venator and Edison Brothers by December 31, 1998. The Escrow

Shares are required to remain in the Escrow Account for one year after the Effective Time (and beyond such one year period if prior to the expiration thereof there is pending any such claim for indemnification). No assurance can be given whether any of such Escrow Shares will ultimately be distributed to Intrepid Shareholders. See "TERMS OF THE MERGER -- Escrow Shares."

     Intrepid Special Agreements. The Merger Agreement provides for a reduction in the indicated value of the Merger Share Amount or the termination of the Merger Agreement, at the election of PeopleSoft, in the event either or both of the Intrepid Special Agreements is not amended in a manner acceptable to PeopleSoft on or before the date of the Intrepid Special Meeting. As of the date hereof, the Microstrategy Agreement has been amended in a manner acceptable to PeopleSoft, but the Andersen Consulting Agreement has not been amended. If the Andersen Consulting Agreement is not so amended and PeopleSoft does not elect to terminate the Merger Agreement, the Merger Share Amount will be reduced by a number of shares of PeopleSoft Common Stock with an aggregate indicated value of $1.35 million. There can be no assurance that the Andersen Consulting Agreement will be amended as and when required in order for the Merger Share Amount not to be reduced as described above or for PeopleSoft not to have the election of terminating the Merger Agreement.

     Securityholder Agent. The Merger Agreement provides that Richard White will act as agent for each Intrepid Shareholder in certain matters involving the Escrow Shares. As Securityholder Agent, Richard White will have the right, among other things, to compromise and settle claims made by PeopleSoft against the Escrow Shares. An Intrepid Shareholder's vote to approve of the Merger Proposal also effectively constitutes acceptance of Richard White as Securityholder Agent to act as such in accordance with the Merger Agreement. No assurance can be given that the Securityholder Agent would act in the manner desired by any single Intrepid Shareholder and decisions made by the Securityholder Agent could have the effect of reducing the total consideration ultimately received by each Intrepid Shareholder in the Merger. See "TERMS OF THE MERGER -- Securityholder Agent."

     Dilution. Based on the maximum Merger Share Amount and the total number of shares of PeopleSoft Common Stock outstanding as of June 30, 1998, holders of Intrepid Capital Stock and vested Intrepid Stock Options would hold an aggregate number of shares of PeopleSoft Common Stock equal to less than 1% of the total issued and outstanding shares of PeopleSoft Common Stock following the Merger. However, such number of shares issued to the Intrepid Shareholders after the Merger will cause a dilution of earnings per share which may negatively affect the market price of PeopleSoft Common Stock. There can be no assurance that any such negative effect on the market price for PeopleSoft Common Stock will be limited in either magnitude or period of time. See "COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA."

RISKS RELATED TO THE COMBINED COMPANY

     Integration of Operations. The integration into PeopleSoft of Intrepid's operations following the Merger will require the dedication of management resources which will temporarily detract PeopleSoft and the former Intrepid management from attention to the day-to-day business of the Combined Company. Both companies rely heavily on information and communications systems for conducting their day to day operations, and such systems must be quickly and seamlessly combined to maintain the productivity levels within the overall organization. There also can be no assurance that the Combined Company's ability to increase or maintain revenue will not be diminished by product transitions, loss of personnel or other factors resulting from the Merger. See "MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER."

     Retention of Key Intrepid Personnel. The difficulties of integrating Intrepid with PeopleSoft may be exacerbated by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. PeopleSoft believes that the retention of certain Intrepid employees is critical to ensure continued advancement, development and support of Intrepid's technology as well as continuing the sales and marketing efforts with respect to its products. PeopleSoft has attempted to implement a retention program for key Intrepid employees; however, no assurance can be given that any of such employees will remain with the Combined Company after the Merger. The two companies have different operating policies and practices which may cause attrition of employees.

     Customers. There can be no assurance that customers of PeopleSoft and Intrepid will continue their current buying patterns without regard to the Merger. Any significant delay or reduction in orders for PeopleSoft's or Intrepid's products and services could have a material adverse effect on the Combined Company's business, financial condition and results of operations. Certain customers of Intrepid may cancel or defer orders for Intrepid's products as a result of the announcement of the Merger. Any such cancellations or deferrals could have an adverse effect on the Combined Company's business, financial condition and results of operations. These effects may occur with respect to each company during the period prior to the consummation of the Merger or following the Merger. Prior to 1998, Intrepid marketed an AS/400 based version of its merchandise management product suite, and this product was licensed by several customers. Such customers may be reluctant to migrate to PeopleTools Evolution, either in the near term or possibly in the long term. To the extent that PeopleSoft elects to discontinue support for the prior versions of the AS/400 based products, and not all customers have migrated to the newer PeopleTools Evolution product, the Combined Company may create some negative goodwill within such customers.

     Reliance on Intrepid Products and Integration with PeopleSoft
Products. Prior to negotiation of the Merger, Intrepid's merchandise management software designed for the retail industry was ported to PeopleSoft's PeopleTools software product but was not fully integrated with PeopleSoft's financial management software applications. PeopleSoft believes that the full integration of the merchandise management module will provide PeopleSoft with a key differentiation within its target markets. There can be no assurance, however, that such successful product integration will be achieved. In the event that PeopleSoft is subsequently unable to fully integrate its financial management modules with Intrepid's merchandise management software, the relative desirability of this enterprise solution would be diminished, and there is likely to be an adverse impact on the revenues derived from or otherwise potentially attainable from the retail industry.

     Dependence on Third Party Technology. PeopleSoft incorporates numerous critical third party software products into its software product offerings under reseller license agreements with third parties. In the event that any of PeopleSoft's licenses to such software are terminated, there could be a material adverse effect to PeopleSoft including its products becoming inoperable or their performance being materially reduced. If any of the third party software vendors change their product offerings, PeopleSoft may need to incur additional engineering costs to ensure continued performance of its products. In addition, material increases in the cost to license any of these third party software products could result in a material adverse change from PeopleSoft's historical gross margin levels.

     PeopleSoft relies on existing partnerships with certain other software vendors who are also competitors. For example, PeopleSoft partners with Oracle when PeopleSoft customers select an Oracle database to run in conjunction with PeopleSoft's financial package. However, Oracle is a competitor of PeopleSoft in the financial data management area. These partners/competitors may change their business practices in the future resulting in PeopleSoft's need do find alternative vendors of complementary software.

     Adverse Impact of Operating Losses. Intrepid has been operating at a loss over the past several years, and in addition, such operations incurred a substantial loss in the first quarter of 1998 due primarily to product transition issues. Such losses, were they to continue, would have an adverse effect on the Combined Company's results of operations, which in turn may have an adverse effect on the market price of the PeopleSoft Common Stock.

     Fluctuations in Quarterly Operating Results. PeopleSoft's revenues and operating results can vary substantially from quarter to quarter. License fee revenues in any quarter are substantially dependent on aggregate contracting activity and PeopleSoft's ability to recognize revenue in that quarter in accordance with its revenue recognition policies. Contracting activity is difficult to forecast for a variety of reasons, including the following: (i) a significant portion of PeopleSoft's license agreements are completed within the last few weeks of each quarter; (ii) the duration of PeopleSoft's sales cycle is relatively long and increasingly variable because PeopleSoft has broadened its marketing emphasis to encompass software product solutions for each

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

customer's overall business, thereby increasing the financial value of individual transactions and the complexity of the customer selection, negotiation and approval process; (iii) the size of license transactions can vary significantly; (iv) system replacement projects and new system evaluations may be postponed or canceled at any time due to changes in a customer's project, company management, budgetary constraints or strategic priorities; (v) customer evaluations and procurement processes vary significantly from company to company, and a customer's internal approval and expenditure authorization process can be arduous, even after selection of a vendor; (vi) the number, timing and significance of software product enhancements and new software product announcements by PeopleSoft and its competitors; and (vii) potential customer evaluations of their legacy systems and their decisions whether to repair or replace existing applications which have year 2000 operability issues. With respect to potential customer evaluations of their year 2000 operability issues, while PeopleSoft believes that such evaluations to date have, on balance, increased demand for its applications, such demand is subject to change as the year 2000 draws closer since lead times required to complete systems implementations preclude system replacement as a timely solution to the year 2000 issue. Given the lack of precedent for this issue, PeopleSoft's ability to forecast accurately the impact of the issue on its quarter to quarter revenues is limited, and changes in PeopleSoft's sales incentive plans have had and may continue to have an unpredictable impact on seasonal business patterns; and, finally, changes in economic, political and market conditions can adversely impact business opportunities without reasonable notice.

     PeopleSoft's recognition of license fee revenue can be deferred for a significant period of time after execution of the related license agreements as a result of several factors, including the following: (i) the license agreement may be entirely related to then currently undeliverable software products; (ii) enterprise transactions may include software products that are then currently deliverable, as well as software products that are still under development. To the extent that PeopleSoft enters into a license agreement for the provision of both software product categories, PeopleSoft must have established separate values for all elements under the license agreement, and the license agreement and supporting schedules to the license agreement must contain precise contractual provisions consistent with GAAP to permit any revenue recognition under the license agreement. Other factors in determining PeopleSoft's recognition of license fee revenue include the following: (i) whether the customer demands services that include significant modifications, customizations or complex interfaces; (ii) whether the license agreement includes non-standard acceptance criteria which may preclude revenue recognition prior to customer acceptance; and (iii) whether the license agreement includes fees with extended payment terms or fees that are dependent upon acceptance of services or other contingencies. All of the above factors, as well as other specific requirements under recently published generally accepted accounting standards for software revenue recognition, recreate circumstances under which PeopleSoft must have very precise terms in its license agreements in order to recognize revenue upon initial software product delivery. Although PeopleSoft has a standard form of license agreement which meets the criteria under GAAP for current revenue recognition, PeopleSoft must often negotiate and revise certain terms and conditions in large enterprise transactions. Negotiation of mutually acceptable language can extend the sales cycle and, in certain situations, PeopleSoft does not always obtain terms and conditions which permit recognition of revenue at the time of delivery or using ratable contract accounting.

     PeopleSoft's service revenues may vary from quarter to quarter due to variances in prior quarter contracting activity because service revenue typically lags license fee revenue. PeopleSoft's ability to increase services revenue is dependent on its ability to increase the number of its licensing agreements which provide opportunities for consulting, training, and subsequent maintenance revenues. Additionally, PeopleSoft may not be able to recruit, hire, and train sufficient numbers of qualified consultants to perform such services.

     Possible Adverse Impact of Recent Accounting Pronouncement. Statement of Position ("SOP") 97-2, "Software Revenue Recognition" was issued by the Financial Accounting Standards Board in October 1997 and addresses software revenue recognition matters. SOP 97-2 supersedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after December 15, 1997. PeopleSoft believes its current revenue recognition policies and practices are materially consistent with SOP 97-2. However, implementation guidelines for this SOP have not yet been issued and a wide range of potential interpretations are being discussed within the accounting profession. Once available, such implementation guidelines could lead to unanticipated changes in PeopleSoft's current revenue accounting practices, and such changes could materially adversely affect PeopleSoft's future revenue and net income.

     In addition, such implementation guidance may necessitate substantial changes in PeopleSoft's business practices in order for PeopleSoft to continue to recognize a substantial portion of its license fee revenue upon delivery of its software products. Such changes may reduce demand, extend sales cycles, increase administrative costs and otherwise adversely affect PeopleSoft's operations. In addition, PeopleSoft could become competitively disadvantaged relative to foreign-based competitors not subject to U.S. GAAP.

     Operating Leverage. Like many of its competitors, PeopleSoft's business model is characterized by a very high degree of operating leverage. Employee and facility related expenditures comprise a significant portion of PeopleSoft's operating costs and expenses, and over the short term are relatively fixed. In addition, PeopleSoft's expense levels and hiring plans are based, in significant part, on PeopleSoft's projections of future revenue. If actual revenue fall below expectations, net income is likely to be disproportionately adversely affected. There can be no assurance that PeopleSoft will be able to increase or even maintain its current level of profitability on a quarterly or annual basis in the future.

     Future Operating Results Uncertain; Seasonality. Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, technological shifts, work slowdowns and layoffs. PeopleSoft's operations may, in the future, experience substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from customers, and other factors affecting capital spending. There can be no assurance that any one or more of such factors will not have a materially adverse effect on PeopleSoft's business, operating results, financial condition or business prospects.

     The operating results of many software companies reflect seasonal trends, and PeopleSoft has been, and expects to continue to be, affected by such trends in the future. PeopleSoft's seasonal revenue patterns, which are typically characterized by relatively weak first and second quarters and relatively stronger third and fourth quarters, can be caused by a variety of factors, including sales incentives, customer demand based on available capital budgets and release of new technologies.

     International Operations. PeopleSoft has committed, and expects to continue to commit substantial resources and funding to build its international service and support infrastructure. Operating costs in many countries, including many of those in which PeopleSoft operates, are higher than in the United States. In order to increase international sales in 1998 and subsequent periods, PeopleSoft must continue to globalize its software product lines, expand existing and establish additional foreign operations, hire additional personnel, identify suitable locations for sales, marketing, customer service and development, and recruit international distributors and resellers in selected territories. If PeopleSoft's international expansion and/or product globalization are not successful, it is likely to have a negative effect on PeopleSoft's operating results.

     PeopleSoft's sales through its foreign operations are generally denominated in the functional currency of each of its foreign subsidiaries. Unexpected changes in the exchange rates for these foreign currencies could result in significant fluctuations in the foreign currency transaction and translation gains and losses in future periods. In January 1998, PeopleSoft implemented a hedging program designed to mitigate the potential impact of exchange rate fluctuations. In addition to hedging existing transaction exposures, PeopleSoft's foreign exchange management policy allows for the hedging of anticipated transactions, and exposure resulting from the translation of foreign financial results into U.S. Dollars. Such hedges can only be undertaken to the extent that the exposures are highly certain, reasonably estimable, and significant in amount. PeopleSoft began hedges of such anticipated transactions and translation exposures in the first quarter of 1998 using forward and option contracts. However, if PeopleSoft is unable to hedge potential significant exposures due to lack of certainty or ability to reasonably estimate its foreign exchange exposure, there could be a material adverse effect on PeopleSoft's operating results.

     Competition. The market for business application software has been intensely competitive for the past three years and is currently intensifying. PeopleSoft faces competition from a variety of software vendors including enterprise application software vendors, manufacturing application software vendors, enterprise resource optimization application software vendors, financial management systems and HRMS application software vendors and software tools vendors. Although PeopleSoft believes its success has been due in part to its early emphasis on the client/server architecture, virtually all of PeopleSoft's competitors now offer software products based on a client/server architecture. Consequently, competitive differentiators now include more subtle architectural and technological factors, such as web enablement, enterprise software product breadth and individual product features, service reputation, product flexibility, ease of implementation, international software product version availability and support, and price. Price competition has increased recently and this trend may continue in the future.

     In the enterprise application software market, PeopleSoft faces significant competition from SAP AG and Oracle Corporation and, to a lesser degree, Dun & Bradstreet Software (now operating as two separate divisions of Geac Computer Systems, Inc.), Computer Associates International, Inc. and other companies such as System Software Associates who previously focused primarily on the AS/400 marketplace. In this market, the chief competitive factors include the breadth and completeness of the enterprise solution offered by each vendor, the extent of software product integration across the enterprise solution and the availability of localized software products and technical support in key markets outside the United States. Primarily due to their significant worldwide presence and longer operating and product development history, both SAP and Oracle have certain competitive advantages over PeopleSoft in each of these areas. In addition, both SAP and Oracle have substantially greater financial, technical and marketing resources, and a larger installed base, than PeopleSoft. Furthermore, Oracle's RDBMS (relational database management system) is a supported platform underlying a significant share of PeopleSoft's installed applications.

     PeopleSoft recently entered the manufacturing software application markets. In these markets, PeopleSoft faces competition from several of its existing competitors, including those listed immediately above, and others such as Baan Company N.V., QAD, Ross Systems, J.D. Edwards and a large number of niche competitors already in the manufacturing market.

     In addition, since its acquisition of Red Pepper Software in the fourth quarter of 1996, PeopleSoft has competed in the emerging enterprise resource optimization software solutions market. PeopleSoft faces several current and potential competitors in this market, including: (i) companies such as i2 Technologies, Manugistics and Numetrix Software, which have developed or are attempting to develop advanced planning and scheduling software products which complement or compete with MRP (material requirements planning) solutions; (ii) other companies that provide specialized planning and scheduling software for niche markets, including Chesapeake Systems, Waterloo Manufacturing Software, MAPICS, Inc. (formerly Marcam Corporation), Marcam Solutions, Inc. and Cap Logistics; (iii) other business application software vendors that may broaden their product offerings by internally developing (such as SAP's recently announced initiatives in this area), acquiring (such as Baan's recent acquisitions of Berclain Group, Inc. and Antalys, Inc.) or partnering with independent developers of advanced planning and scheduling software; (iv) internal development efforts by corporate information technology departments of potential customers; and (v) companies offering standardized or customized products on mainframe and/or mid-range computer systems.

     PeopleSoft also faces competition from providers of HRMS software products including Cyborg Systems ("Cyborg"), Lawson Associates ("Lawson"), Integral Systems, Inc. ("Integral"), InPower, Inc. ("InPower") and Ceridian ("Ceridian"), and from providers of financial management systems software products including Computron Software, Inc., Flexiware International ("Flexiware"), Hyperion Software ("Hyperion"), Lawson, and other smaller companies. In addition, SMS has the right to sublicense selected PeopleSoft software products in competition with PeopleSoft's marketing efforts in selected markets.

     In addition, as the year 2000 approaches, potential customers may consider outsourcing options, including data center outsourcing and service bureaus, as viable alternatives to purchasing PeopleSoft's software products, which in turn may result in increased competition from outsource services such as Computer Science Corporation (CSC), Electronic Data Systems Corporation (EDS), IBM, ADP, Ceridian, and other smaller companies.

     Intense competition could potentially lead to increased price competition in the market, forcing PeopleSoft to reduce prices resulting in reduced gross margins and loss of market share by PeopleSoft which, in turn, could materially adversely affect PeopleSoft's business, operating results, financial condition or business prospects. In recent quarters, PeopleSoft has observed increasingly aggressive pricing practices on the part of its competitors. There can be no assurance that PeopleSoft will continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors.

     Reliance on Proprietary Software Development Tools. PeopleSoft's software products include a suite of proprietary software development tools known as "PeopleTools," which are fundamental to the effective use of PeopleSoft's software products. While no industry standard exists for software development tools, several companies have focused on providing software development tools and each of them is attempting to establish its software development tools as the accepted industry standard. In addition, Microsoft is attempting to establish several standards in the market place including software development tools, middleware and OLAP tools. In the event that a software product other than PeopleTools becomes the clearly established and widely accepted industry standard, PeopleSoft may need to abandon or modify PeopleTools in favor of such an established standard, may be forced to redesign its software products to operate with such third party's software development tools, or may be faced with the potential sales obstacle of marketing a proprietary software product against other vendors' software products incorporating a standardized software development toolset. Accordingly, in any of these cases, PeopleSoft's results of operations or business prospects could be materially adversely affected.

     Reliance on Third Parties for Sales and Marketing. A key aspect of the sales and marketing strategy for the Combined Company is to build and maintain strong working relationships with businesses PeopleSoft believes play an important role in the successful marketing of its software products. PeopleSoft's customers and potential customers often rely on third party system integrators to develop, deploy and manage client/server applications. These include: (i) RDBMS software vendors; (ii) hardware vendors which offer both hardware platforms and, in the case of IBM, proprietary RDBMS products on which PeopleSoft's software products run; (iii) technology consulting firms and systems integrators, some of which are active in the selection and implementation of large information systems for the information-intensive organizations that comprise PeopleSoft's principal customer base; and (iv) benefits consulting firms that are active in the implementation of HRMS. PeopleSoft believes that its marketing and sales efforts are enhanced by the worldwide presence of these companies. However, there can be no assurance that these companies, most of which have significantly greater financial and marketing resources than PeopleSoft, will not start, or in some cases increase, the marketing of business application software in competition with PeopleSoft, or will not otherwise discontinue their relationships with or support of PeopleSoft. If PeopleSoft or its partners are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of PeopleSoft's software products, demand for these software products could be materially adversely affected. In addition, PeopleSoft's software application architecture, including PeopleTools, may facilitate reduced implementation efforts for customers compared to their alternatives. Consequently, PeopleSoft's software products may be a less desirable recommendation alternative for integrators who both provide selection advice and generate consulting fees from customers by providing implementation services. Due to the foregoing factors, it is reasonably possible that in a future quarter or quarters PeopleSoft's operating results could fall short of the published expectations of certain public market financial analysts.

     Complexity of Software Products and Product Development. The market for PeopleSoft's software products is characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. PeopleSoft's future success will depend in part upon its ability to continue to enhance and expand its core applications, to continue to provide enterprise solutions, to enter new markets and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. If PeopleSoft is unable to enhance existing products or develop and introduce new products in a timely manner, PeopleSoft's business, results of operations, financial condition or business prospects could be materially adversely affected.

     PeopleSoft's software products can be licensed for use with a variety of popular industry standard RDBMSs. There may be future or existing RDBMS platforms which achieve popularity within the business application marketplace and on which PeopleSoft may desire to offer its applications. Such future or existing RDBMS products may or may not be architecturally compatible with PeopleSoft's software product design. No assurance can be given concerning the successful development of PeopleSoft software products on additional platforms, the specific timing of the releases of any future software products, the performance characteristics of PeopleSoft applications on additional platforms or their acceptance in the marketplace.

     Beginning with Release 6, PeopleSoft integrated certain features of BEA's Tuxedo product into its applications. Over the next several releases, additional Tuxedo features will be integrated to allow applications to run on a distributed basis using a multi-tiered client/server architecture. Cognos' Powerplay product and Arbor's Essbase product will be bundled to incorporate desktop on-line analytical processing ("OLAP") capabilities. Such enhancements may be critical to the competitiveness of PeopleSoft's software products in the future. Integration of these and other products is complex and no assurance can be made that these efforts will be successful or result in significant software product enhancements.

     Software programs as complex as those offered by PeopleSoft are likely to contain a number of undetected errors or "bugs" when they are first introduced or as new releases are thereafter released. Despite testing by PeopleSoft and by third-parties, errors or system performance issues may arise with the possible result of reduced acceptance of PeopleSoft's software products in the marketplace. Due to the increasing number of possible combinations of vendor hardware platforms, operating systems and updated versions, PeopleSoft application software products and updated versions, and RDBMS platforms and updated versions, the effort and expense of developing, testing and maintaining these software product lines in an increasing number of combinations will increase, and the ability to develop consistent software product performance characteristics across all of these combinations could place a significant strain on PeopleSoft's development resources and software product release schedules.

     Reliance on Single Client Interface. At the present time, PeopleSoft supports client platforms utilizing browsers certified to run its Java-based Web client, or Microsoft's Windows family of software products, including Windows
3.1 (PeopleSoft releases prior to Release 6 only), Windows NT and Windows 95. If Microsoft were to fundamentally change the architecture of its software product such that users of PeopleSoft's software applications experience significant performance degradation or were rendered incompatible with future versions of Microsoft's Windows Operating System, PeopleSoft's results of operations or business prospects could be materially adversely affected. The use of a Web browser (running on either a PC or network computer) to access client/server systems is emerging as an alternative to the traditional desktop access through Microsoft Windows based personal computers. Such client access via the Internet will be subject to numerous risks inherent in utilizing the Internet including security, availability and reliability. There may be future or existing client platforms which achieve popularity within the business application marketplace and on which PeopleSoft may desire to offer its applications. Such future or existing client platforms may or may not be architecturally compatible with PeopleSoft's software product design. No assurance can be given concerning PeopleSoft's successful support for new client platforms, the specific timing of their availability or their acceptance in the marketplace.

     Reliance on Joint Business Arrangements. PeopleSoft has entered, and may in the future enter, into various development or joint business arrangements for the purpose of developing new software products or extensions to its existing software products. Under these development arrangements, PeopleSoft is generally the exclusive remarketer of the developed software products and pays a royalty to the funding entities based on license fees received from end user licenses of these software products. Under such joint business arrangements, PeopleSoft may distribute or jointly sell with its business partner an integrated software product. While the intent of such arrangements is to develop business applications which are integrated with PeopleSoft's software products, there can be no assurance that such software products will in fact be integrated or that an integrated enterprise solution will be accepted by the market. In addition, should such arrangements require additional investments from third parties or business partners to complete development or enhance the software product, there can be no assurance that investments will be available on terms mutually acceptable to PeopleSoft and the business partner or the existing or other potential third party funding source(s). Should

PeopleSoft acquire title to the software products or technology from the third party entity, such an acquisition might be accounted for using the purchase method, which is likely to result in either or both of the following accounting treatments: (i) a charge to earnings for in-process research and development which would be recorded in PeopleSoft's statement of income in the period such acquisition was completed; or (ii) the creation of significant intangible assets by virtue of an allocation of a substantial portion of the purchase price to the acquired technology or other intangible assets. Such intangible assets would be amortized in future periods as a cost of operations. Should either of these scenarios occur, the results of operations of one or more future periods could be materially adversely affected. For example, in connection with its acquisition of PMI in 1996, PeopleSoft incurred a one-time charge to earnings of $22.5 million for in-process research and development.

     Application Security Architecture. PeopleSoft's application software products incorporate extensive security features designed to protect certain sensitive data managed by these applications from unauthorized retrieval or modification. PeopleSoft has developed a security architecture utilizing the capabilities of its own applications, the client operating system software, some of the security features contained in the RDBMS platforms on which the applications run, as well as certain third party security products. To date, PeopleSoft is not aware of any violations of its application security architecture within its installed base. Although these security features are subject to constant review and enhancement, no assurances can be given concerning the successful implementation of these security features and their effectiveness within a particular customer's operating environment. Should a breach of security or a suspected breach of security occur, the accompanying publicity or any subsequent claims against PeopleSoft could have an adverse impact on the demand for PeopleSoft's software products and/or cause a decline in the market price of PeopleSoft's stock and/or adversely impact PeopleSoft's financial results due to lost or delayed closing of software licensing opportunities.

     Intellectual Property and Proprietary Rights. PeopleSoft regards certain aspects of its internal operations, software and documentation as proprietary, and relies on a combination of contract, patent, copyright, trademark and trade secret laws and other measures to protect its proprietary information. PeopleSoft received its first patent in June 1995 and its second patent in August 1995. In July 1995, PeopleSoft received title to a third patent as part of a teaming and development agreement. In May and June of 1998, PeopleSoft received title to its fourth and fifth patents emanating from the Red Pepper Software technology. PeopleSoft also has two additional patent applications pending. There can be no assurance that any issued patents will result from such applications or that, if issued, such patents will provide any meaningful competitive advantage. Existing copyright laws afford only limited protection. PeopleSoft believes that, because of the rapid pace of technological change in the computer software industry, patent, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of PeopleSoft's employees, frequent software product enhancements and the timeliness and quality of support services. There can be no assurance that these protections will be adequate or that PeopleSoft's competitors will not independently develop technologies that are substantially equivalent or superior to PeopleSoft's technology. Many customers of PeopleSoft are beneficiaries of a source code escrow arrangement to enable the customer to acquire a future limited right to use PeopleSoft's source code solely for their internal provision of maintenance services. This possible access to PeopleSoft's source code may increase the likelihood of misappropriation or other misuse of PeopleSoft's intellectual property. In addition, the laws of certain countries in which PeopleSoft's software products are or may be licensed do not protect PeopleSoft's software products and intellectual property rights to the same extent as the laws of the United States.

     PeopleSoft does not believe that its software products, software products acquired from previous acquisitions, third party software products PeopleSoft offers under sublicense agreements, PeopleSoft trademarks or other PeopleSoft proprietary rights infringe the property rights of any third parties. However, there can be no assurance that third parties will not assert infringement claims against PeopleSoft in the future with respect to current or future software products owned, developed or acquired by PeopleSoft or that any such assertion may not require PeopleSoft to enter into royalty arrangements or result in costly litigation.

     Product Liability. PeopleSoft's license agreements contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be valid as a result of federal, state, local laws or ordinances or unfavorable judicial decisions. Although PeopleSoft has not experienced any product liability claims to date, the license and support of its software for use in mission critical applications creates the risk of a claim being pursued against PeopleSoft. Damage or injunctive relief resulting under such a successful claim could have a material adverse effect on PeopleSoft's business, operating results, financial condition or business prospects. In addition, as PeopleSoft begins to compete in the manufacturing software application market, the mission critical nature of such software products may increase PeopleSoft's exposure to product liability claims against PeopleSoft.

     Management of Growth. PeopleSoft has experienced an extended period of significant revenue growth, growth in PeopleSoft's customer base, expansion of its software product lines and supported platforms, a significant expansion in the number of its employees, increased pressure on the viability and scope of its operating and financial systems and expansion in the geographic scope of its operations. This growth has resulted in new and increased responsibilities for management personnel and has placed a significant strain upon PeopleSoft's management, operating and financial controls and resources, including its services and development organizations. To accommodate recent growth, compete effectively and manage potential future growth, PeopleSoft must continue to implement and improve the speed and quality of its information decision support systems, management decisions, reporting systems, procedures and controls. There can be no assurance that PeopleSoft's personnel, procedures, systems and controls will be adequate to support PeopleSoft's future operations.

     Key Personnel. PeopleSoft believes that its continued success will depend in large part upon its ability to attract, train and retain highly-skilled technical, managerial and marketing personnel. PeopleSoft continues to hire a significant number of additional sales, services and technical personnel. Competition for the hiring of such personnel in the software industry is intense, and PeopleSoft from time to time experiences difficulty in locating candidates with appropriate qualifications within various desired geographic locations, or with certain industry specific domain expertise. Any increase in the use of non-compete agreements in various jurisdictions by entities competitive to PeopleSoft may also have the effect of further narrowing the available technical personnel labor pool, regardless of the actual or ultimate enforceability of such non-compete agreements. Growth in contracting activity could be adversely affected by PeopleSoft's ability to attract, train, retain and manage productive sales and sales support personnel.

     The loss of services of one or more of PeopleSoft's key employees could have a materially adverse effect on PeopleSoft's business, operating results, financial condition or business prospects. PeopleSoft has historically experienced a very low attrition rate among its employees, especially those in critical positions. PeopleSoft has several retention programs in place to retain such key personnel, including granting of stock with annual vesting periods over five years. A number of key employees have vested stock options which have a relatively low price when compared to PeopleSoft's current stock price. These potential gains provide these employees the economic freedom to explore personal objectives both within and outside PeopleSoft which may result in the loss of one or more key employees during the coming years.

     It is widely recognized that the technology industry is at or beyond a condition of full employment. There can be no assurance that PeopleSoft will be successful in attracting, training and retaining the personnel it requires to develop, market, sell and support new or existing software or to continue to grow. In addition, PeopleSoft's success in penetrating key vertical markets is dependent upon its ability to attract, train and retain personnel with industry specific domain expertise.

     Year 2000 Compliance. PeopleSoft's internal business information systems are primarily comprised of the same commercial application software products generally offered for license by PeopleSoft to end user customers. These applications have been tested for Year 2000 compliance and are certified by the Information Technology Association of America (ITAA) as Year 2000 compliant. Therefore, PeopleSoft does not expect any Year 2000 compliance issues to arise related to its primary internal business information systems. PeopleSoft is not aware of any material operational issues or costs associated with preparing internal systems for the year 2000. However, PeopleSoft utilizes other third party vendor network equipment, telecommunication products, and other third party software products which may or may not be Year 2000 compliant.

Although PeopleSoft is currently taking steps to address the impact, if any, of the Year 2000 issue surrounding such third party products, failure of any critical technology components to operate properly in the year 2000 may have an adverse impact on business operations or require PeopleSoft to incur unanticipated expenses to remedy any problems.

     Expansion of Facilities. PeopleSoft has experienced an extended period of growth which has resulted in a significant expansion in the number of its employees. Commercial building vacancy rates have significantly dropped in many of the markets where PeopleSoft has significant operations. As a consequence, PeopleSoft expects to experience increasing difficulty in obtaining additional space within which to expand its operations. Failure to either obtain space, or obtain it on reasonably attractive commercial terms, may inhibit PeopleSoft's ability to grow, or otherwise adversely affect PeopleSoft's operations and financial results.

     Additionally, PeopleSoft may commit to real estate projects in order to expand its operations to accommodate expected growth. Such real estate projects typically have a lead time of over one year from the commitment date to occupancy. There can be no assurance that PeopleSoft's anticipated growth projections will be realized, and therefore, PeopleSoft may be subject to increased fixed costs which cannot be recovered from operations, resulting in material reductions to net income and cash flows.

     Volatility of Stock Price. As is frequently the case with stock of high technology companies, the market price of PeopleSoft Common Stock has been and may continue to be extremely volatile. Factors such as quarterly fluctuations in results of operations, announcements of technological innovations by PeopleSoft or its competitors or the introduction of new software products by PeopleSoft or its competitors, and macroeconomic conditions in the computer hardware and software industries generally may have a significant impact on the market price of PeopleSoft Common Stock. If PeopleSoft's revenues or earnings in any quarter fail to meet the expectations (published or otherwise) of the investment community, there could be an immediate material adverse effect on the market price of PeopleSoft Common Stock. In addition, as described in "-- Possible Adverse Effects of Recent Securities Issuances", PeopleSoft has issued shares, stock options and warrants which, if sold directly or exercised and sold on the open market in large numbers, could cause the stock price of PeopleSoft Common Stock to decline in the short term. PeopleSoft can provide no assurance as to when and if such a short-term stock price decline may be reversed. Furthermore, the stock markets have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies and which, on occasion, have been unrelated to the operating performance of those companies. Any such broad market fluctuations may materially adversely affect the market price of PeopleSoft Common Stock.

     Possible Adverse Effects of Outstanding Warrants. At June 30, 1998, there were outstanding warrants to purchase 6,400,000 shares of PeopleSoft Common Stock. As of July 8, 1998 (the most recent practicable date prior to the printing of this Prospectus/Proxy Statement), these warrants had exercise prices below the current market price of PeopleSoft Common Stock. The exercise of any significant number of these warrants and resale of the underlying shares could materially adversely affect the market price of PeopleSoft Common Stock. In addition, at July 8, 1998 (the most recent practicable date prior to the printing of this Prospectus/Proxy Statement), there were outstanding exercisable options to purchase 27,043,640 shares of PeopleSoft Common Stock issued pursuant to employee stock plans. As of such date options to purchase 55,000 shares of PeopleSoft Common Stock had exercise prices above the current market price of PeopleSoft Common Stock. The exercise of such stock options and sale of any significant number of such underlying shares could materially adversely affect the market price of PeopleSoft Common Stock.

     Investments and Liquidity. PeopleSoft's short-term and long-term investments in marketable securities consist primarily of high quality municipal bonds, U.S. government securities, corporate debt securities and tax-advantaged money market funds. Despite favorable credit ratings on these investments, there can be no assurance that the issuers will not default on their obligations, and any such default may result in the loss of principal and accrued interest by PeopleSoft. While operating activities may provide cash in certain periods, to the extent PeopleSoft experiences growth in the future, operating and investing activities may use cash, and, consequently, such growth may require PeopleSoft to obtain additional sources of financing. In addition, material acquisitions of complementary businesses, products or technologies and capital expenditures may require additional sources of financing. There can be no assurance that PeopleSoft would be able to obtain additional sources of financing or obtain such additional financing on terms favorable to PeopleSoft.

                          THE INTREPID SPECIAL MEETING

GENERAL

     This Prospectus/Proxy Statement is being furnished to Intrepid Shareholders in connection with the solicitation of proxies by the Intrepid Board for use at
the Intrepid Special Meeting to be held at      :00      .m., California time,
on             , 1998, at the offices of Intrepid, located at 1301 Harbor Bay
Parkway, Alameda, California 94502.

MATTERS TO BE CONSIDERED AT THE INTREPID SPECIAL MEETING

     At the Intrepid Special Meeting, Intrepid Shareholders will be asked to consider and vote upon the Merger Proposal, pursuant to which Intrepid will be merged with and into PeopleSoft, with PeopleSoft as the surviving corporation. Upon consummation of the Merger, each outstanding share of Intrepid Capital Stock will be converted into the right to receive its portion of the Merger Share Amount in accordance with the liquidation preference of such share pursuant to the Intrepid Articles, with cash being paid in lieu of fractional shares. The Merger Share Amount will be determined based on whether a Pooling Merger occurs, the Merger is to be treated as a purchase transaction under GAAP for any reason other than the occurrence of a Purchase Merger Condition, or a Purchase Merger occurs. Because the number of shares of PeopleSoft Common Stock to be issued in the Merger is fixed, the number of shares of PeopleSoft Common Stock allocated to each Intrepid Shareholder in the Merger will be reduced to the extent that an Exercising Holder of an option to acquire Intrepid Common Stock that vests on or after August 1, 1998 exercises such option prior to the Effective Time. Likewise, the number of shares of PeopleSoft Common Stock received by such Exercising Holder will be less than what such Exercising Holder would receive (when exercised) if such Exercising Holder did not exercise such option prior to the Effective Time. In order for the Merger to occur as a Pooling Merger, among other things, the Required Pooling Vote must be obtained. If a Pooling Merger occurs or if the Merger is to be treated as a purchase transaction under GAAP for any reason other than the occurrence of a Purchase Merger Condition, subject to possible additional reductions described below, the Merger Share Amount will be determined by including 227,506 shares of PeopleSoft Common Stock (valued at $10 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time) more than if a Purchase Merger occurs. Further, the Merger Share Amount is subject to reduction and the Merger Agreement may be terminated by PeopleSoft if Intrepid fails to amend, in a manner acceptable to PeopleSoft, the Andersen Consulting Agreement on or before the date of the Intrepid Special Meeting. If the Andersen Consulting Agreement is not so amended and PeopleSoft does not elect to terminate the Merger Agreement, the Merger Share Amount will be reduced by 30,713 shares of PeopleSoft Common Stock (valued at $1.35 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time). In addition, at the Effective Time, a number of shares of PeopleSoft Common Stock equal to 10% of the Merger Share Amount will be issued to the Escrow Agent on behalf of Intrepid Shareholders to be held as security for certain indemnification obligations under the Merger Agreement and for certain losses incurred as a result of the failure of Intrepid (or, after the Merger, the Combined Company) to collect amounts owing to Intrepid on account of certain receivables totaling approximately $3.1 million owed by Venator and Edison Brothers. For more detailed information on the determination of the consideration to be paid to Intrepid Shareholders in the Merger, see "TERMS OF THE MERGER."

     THE INTREPID BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS VOTING, APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF INTREPID AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT INTREPID SHAREHOLDERS VOTE "FOR" THE MERGER PROPOSAL. IN SUCH VOTE, DIRECTORS STILL AND TAYLOR, WHO ARE ALSO A DIRECTOR AND AN EXECUTIVE OFFICER, RESPECTIVELY, OF PEOPLESOFT, EITHER WERE

NOT PRESENT AT OR ABSTAINED FROM SUCH VOTE BECAUSE THEIR RELATIONSHIP WITH PEOPLESOFT CREATED A POTENTIAL CONFLICT OF INTEREST. SEE "BACKGROUND OF AND REASONS FOR THE MERGER -- Intrepid's Reasons For The Merger."

RECORD DATE AND VOTING

     At the close of business on the Record Date, there were approximately
               holders of record of the                shares of Intrepid Common
Stock outstanding on such date. Each share of Intrepid Common Stock is entitled to one vote on each of the matters properly presented at the Intrepid Special Meeting. At the close of business on the Record Date, there were approximately
               holders of record of the                shares of Intrepid
Preferred Stock outstanding on such date. Each outstanding share of Intrepid Preferred Stock is entitled to the number of votes equal to the number of shares of Intrepid Common Stock into which such share of Intrepid Preferred Stock could be converted into as of the Record Date on each of the matters properly presented at the Intrepid Special Meeting. As of the Record Date, each share of Series A, Series B and Series C Intrepid Preferred Stock were entitled to
               ,                and                votes, respectively. Any
fractional votes will be rounded to the nearest whole number (with one-half being rounded upward). Only Intrepid Shareholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Intrepid Special Meeting.

     As of the Record Date, directors and executive officers and certain other
shareholders of Intrepid as a group beneficially owned                shares, or
approximately      % of the outstanding shares, of Intrepid Common Stock, and
               ,                and                shares, or approximately
     %,      % and      % of the outstanding shares of Series A, Series B and
Series C Intrepid Preferred Stock, respectively, representing in the aggregate
approximately      % of the total voting power of the outstanding shares of
Intrepid Capital Stock. Pursuant to the Voting Agreements, eleven Intrepid Shareholders have agreed to vote their shares of Intrepid Capital Stock in favor of the Merger Proposal and have granted irrevocable proxies and powers of attorney to PeopleSoft to vote such shares in favor of the Merger Proposal at the Intrepid Special Meeting or in any other vote in connection with the Merger Proposal. See "TERMS OF THE MERGER -- Voting Agreements and Proxies."

     As of the Record Date, PeopleSoft owned                shares, or
approximately      % of the outstanding shares, of Intrepid Common Stock,
               and                shares, or approximately      % and      % of
the outstanding shares of Series B and Series C Intrepid Preferred Stock, respectively. PeopleSoft will vote all of its shares of Intrepid Capital Stock in favor of the Merger Proposal.

     If fewer shares of Intrepid Capital Stock are voted in favor of the Merger Proposal than the number required for approval, it is expected that the Intrepid Special Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes, and, at any subsequent reconvening of the Intrepid Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Intrepid Special Meeting, except for any proxies that have theretofore effectively been revoked or terminated.

PROXIES AND VOTING INSTRUCTIONS

     Shares of Intrepid Capital Stock represented by each proxy that is properly completed, dated and executed will be voted at the Intrepid Special Meeting in accordance with the instructions given thereon by the applicable Intrepid Shareholder. If a properly executed proxy is received without voting instructions, the shares of Intrepid Capital Stock represented by such proxy will be voted "FOR" approval of all matters on which such shares are entitled to vote at the Intrepid Special Meeting.

     As of the date of this Prospectus/Proxy Statement, the Intrepid Board is not aware of any business to be acted upon at the Intrepid Special Meeting other than the Merger Proposal. If, however, any other matters properly come before the Intrepid Special Meeting, the proxy also confers discretionary authority on the persons named as proxies to vote upon such matters. An Intrepid Shareholder giving a proxy has the power to revoke it at any time before it is voted. The proxy may be revoked by written notice to the Secretary of Intrepid received at Intrepid's offices at 1301 Harbor Bay Parkway, Alameda, California 94502, before the date of the Intrepid Special Meeting, by submitting a duly executed proxy bearing a later date or by written notice delivered in person at the Intrepid Special Meeting to the Secretary of Intrepid prior to the commencement of the Intrepid Special Meeting. Attendance at the Intrepid Special Meeting will not, in and of itself, constitute revocation of a previously granted proxy.

QUORUM, VOTES REQUIRED

     For the vote on the Merger Proposal, the presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of both Intrepid Common Stock and of Intrepid Preferred Stock entitled to vote at the Intrepid Special Meeting will constitute a quorum.

     Pursuant to California law and the terms of the Intrepid Preferred Stock, the affirmative vote of (i) the holders of a majority of the outstanding shares of Intrepid Common Stock entitled to vote at the Intrepid Special Meeting, (ii) the holders of a majority of the votes represented by the outstanding shares of Intrepid Preferred Stock entitled to vote at the Intrepid Special Meeting and
(iii) the holders of a majority of the votes represented by the outstanding shares of Intrepid Capital Stock entitled to vote at the Intrepid Special Meeting is required to approve the Merger Proposal. In addition, in order for a Pooling Merger to occur, the Required Pooling Vote must be obtained. However, while obtaining the Required Pooling Vote is a condition precedent to a Pooling Merger, obtaining the Required Pooling Vote will not guarantee that a Pooling Merger will occur, since there are other conditions set forth in the Merger Agreement which must be satisfied in order for a Pooling Merger to occur. See "TERMS OF THE MERGER -- Manner and Basis of Converting Shares; Treatment of Options." If the Merger fails to qualify as a Pooling Merger, it will (assuming all other conditions to the Merger have been satisfied or waived) occur as a Purchase Merger. Accordingly, a failure to submit a proxy (or to vote in person at the Intrepid Special Meeting) or an abstention by an Intrepid Shareholder will have the same effect as a "NO" vote with respect to the Merger Proposal.

SOLICITATION OF PROXIES

     Intrepid will bear the cost of soliciting proxies from the Intrepid Shareholders, and PeopleSoft and Intrepid will share equally the cost of printing this Prospectus/Proxy Statement. In addition to solicitation by mail, the directors, officers and employees of Intrepid may, without being additionally compensated, solicit proxies from Intrepid Shareholders by telephone, telegram, facsimile or in person. Arrangements will also be made with custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Intrepid will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

     INTREPID SHAREHOLDERS ARE REQUESTED TO SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

     INTREPID SHAREHOLDERS SHOULD NOT SEND WITH THEIR PROXY CARDS ANY CERTIFICATES REPRESENTING THEIR SHARES OF INTREPID CAPITAL STOCK. IF THE MERGER IS CONSUMMATED, INTREPID SHAREHOLDERS WILL RECEIVE INSTRUCTIONS REGARDING THE PROPER PROCEDURES FOR THE EXCHANGE OF SUCH STOCK CERTIFICATES. SEE "THE
MERGER -- CONVERSION OF INTREPID CAPITAL STOCK."

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

     Through 1993, PeopleSoft had focused its product development and marketing efforts on back office administrative applications, such as Human Resource Management Systems and Financial Management Systems. In 1994, PeopleSoft expanded its market strategy to include broad enterprise solutions by initiating development projects at affiliated companies with the objective of creating two new product suites, an Enterprise Resource Optimization Product Suite for manufacturing companies and a Student Administration System for customers in higher education.

     In early 1996, PeopleSoft decided to expand its "Enterprise" strategy to encompass additional industries, and simultaneously adopted a method for achieving this goal which included internal development, partnering and acquisitions. Thereafter, PeopleSoft commenced an evaluation of various industries to assess the market opportunity, revenue potential, relative attractiveness and applicability of its existing products, and the potential for using its client server technology as a foundation platform for core operational solutions within each respective industry. PeopleSoft determined the retail industry to be attractive because it shares many characteristics that PeopleSoft had identified as market drivers, including the following: (i) rapid and dynamic change within certain retailing sectors, (ii) intense competition among retailers, (iii) increased profitability pressures and associated requirements to improve efficiency within the industry, and (iv) the need for retailers to manage large amounts of information.

     In furtherance of its strategy, in September 1996, David Rowe, Director of Retail Product Strategy at PeopleSoft, met with Richard White, Chief Executive Officer of Intrepid, and various other members of Intrepid management to learn about Intrepid and its products, and initiate an assessment of Intrepid's potential as a business partner of PeopleSoft.

     In October 1996, Intrepid management met with PeopleSoft management at PeopleSoft's Pleasanton headquarters. Various presentations were made by Intrepid management, including but not limited to a review of Intrepid's corporate strategy, market overview, product overview and financial position. The participants then discussed the possibility of forming a strategic partnership to jointly develop and market a combined applications solution for retailers. The parties, however, did not reach an agreement on the definitive terms of such a partnership at that meeting.

     In December 1996, Aneel Bhusri, PeopleSoft's Senior Vice President of Product Strategy, Business Development and Marketing, and Ronald Codd, PeopleSoft's Senior Vice President of Finance and Administration and Chief Financial Officer, met with Mr. White and Jonathan Bond, Intrepid's Vice President Finance and Chief Financial Officer, on several occasions to discuss a strategic partnership between their two companies. On December 24, 1996, the two companies entered into a definitive Development and Joint Marketing Agreement (the "Development Agreement") which included, among other terms: (1) PeopleSoft's grant to Intrepid of a development license to PeopleTools for Intrepid's use in the development of a suite of Merchandise Management Solutions on PeopleSoft's client server architecture ("PeopleTools Evolution"); (2) Intrepid's grant to PeopleSoft of a non-exclusive right to market, license and support PeopleTools Evolution in the United States; and (3) PeopleSoft's grant to Intrepid of a non-exclusive right to market, license and support PeopleSoft's General Ledger and Accounts Payable products to retailers in the United States.

     In conjunction with the execution of the Development Agreement, PeopleSoft and Intrepid simultaneously entered into Series B Preferred Stock Purchase Agreement whereby PeopleSoft purchased from Intrepid 215,385 shares of Series B Intrepid Preferred Stock and warrants to purchase 69,727 shares of Series C Intrepid Preferred Stock. Such shares of Series B and Series C Preferred Stock were convertible into 285,112 shares, or 11.6%, of the then issued and outstanding shares of Intrepid Capital Stock. In addition, Ms. Margaret Taylor, PeopleSoft's Senior Vice President of Corporate Operations, and Mr. George Still, a member of PeopleSoft's Board of Directors, were appointed to the Intrepid Board.

     In September 1997, Ms. Taylor attended a regularly scheduled meeting of the Intrepid Board, during which Mr. White suggested that a possible business combination of Intrepid and PeopleSoft might be beneficial to the two companies. Ms. Taylor indicated that PeopleSoft was not prepared to entertain an acquisition of Intrepid at that time.

     At a management meeting at PeopleSoft in January 1998, Mr. Bhusri proposed that PeopleSoft more actively pursue acquisitions in order to realize its expanded "Enterprise" strategy. In the same meeting, it was agreed that Mr. Codd would lead such an initiative, and would initially work on developing a set of acquisition criteria, business processes for carrying out such acquisitions, and assemble a team to execute acquisition transactions. It was further agreed at this meeting that an analysis of the desirability of acquiring Intrepid should be undertaken. Based on this analysis, in February 1998, the PeopleSoft Board authorized PeopleSoft management to negotiate the terms of a proposed merger with Intrepid.

     On February 16, 1998, Messrs. Codd and White met in Walnut Creek, California. At this meeting, Mr. Codd indicated to Mr. White that PeopleSoft would be interested in exploring the potential for a combination of their two companies. Mr. Codd agreed to follow up with a proposed schedule of events which would lead the two companies either to an agreement to combine or to a conclusion that continued separate existence was in the best interests of the respective companies.

     On March 10, 1998, Intrepid management met in San Ramon, California with PeopleSoft management to conduct preliminary business due diligence and discuss the merits of a business combination between PeopleSoft and Intrepid. During that session, several follow-up due diligence action items were identified and responsibilities were assigned.

     From March 11, 1998 through April 30, 1998, PeopleSoft conducted due diligence with respect to Intrepid. In addition, during this period, PeopleSoft continued to evaluate any alternatives to the acquisition which might prove to be more attractive from its perspective. At the conclusion of these efforts, PeopleSoft determined that a merger of Intrepid should continue to be pursued.

     On March 29, 1998, Messrs. White and Codd met in New York City to discuss various topics, including management and personnel issues surrounding the potential business combination of PeopleSoft and Intrepid.

     On April 10, 1998, PeopleSoft held a management meeting at which Mr. Codd provided the management group with a status report on Intrepid, a set of terms for a proposed transaction, and a valuation analysis of Intrepid. The management group unanimously concluded that it was in the strategic interest of PeopleSoft to pursue a transaction along the lines proposed.

     On April 30, 1998, Mr. Codd presented to Mr. White a proposed set of terms pursuant to which PeopleSoft would agree to acquire all of the outstanding shares of Intrepid Capital Stock. At the time of this proposal, Mr. White said he would consider PeopleSoft's proposal and reply to PeopleSoft following his consultation with the Intrepid Board.

     On May 6, 1998, Howard Matthews, a director of Intrepid, and Mr. White met with Mr. Codd to discuss PeopleSoft's proposal in greater detail. At the conclusion of this meeting, Mr. Codd agreed to prepare a revised proposal which would address various issues raised by Messrs. White and Matthews during the meeting.

     On May 8, 1998, Mr. Codd presented a revised proposal to Mr. White, who agreed to respond after seeking the advice and counsel of Mr. Matthews.

     From May 8 through June 2, 1998, Intrepid and PeopleSoft, together with their legal advisors, negotiated the Merger Agreement and continued their legal, financial and business due diligence of each other.

     On May 26, 1998, PeopleSoft held a regularly scheduled meeting of its Board of Directors (the "PeopleSoft Board") at which Mr. Codd presented the outline of a proposed business combination between PeopleSoft and Intrepid. At that time, no definitive agreement had been concluded between Intrepid and PeopleSoft, so the PeopleSoft Board reviewed a summary of a proposed set of terms. The PeopleSoft Board approved proceeding with the execution of a definitive agreement for a business combination of PeopleSoft and Intrepid, subject to further negotiations within a range of acceptable terms and conditions.

     On May 28, 1998, Intrepid held a special board meeting at which management and legal counsel briefed the board on the status of negotiations and presented the proposed terms of the business combination based on the negotiations to date. Board members had also been briefed periodically by management as to the status of the negotiations during the month of May. The Intrepid Board approved proceeding with the execution of a definitive agreement on the terms presented to the Intrepid Board. Because of the potential conflict of interest arising from their positions as officers and/or directors of PeopleSoft, Directors Taylor and Still did not vote on the proposal.

     On June 2, 1998, PeopleSoft completed its due diligence of Intrepid. On that day, PeopleSoft converted 118,461 shares of its Series B Intrepid Preferred Stock and 19,038 shares of its Series C Intrepid Preferred Stock into 533,075 and 85,671 shares of Intrepid Common Stock, respectively. That evening, the parties reached agreement on the terms of a definitive Merger Agreement, including new terms proposed by PeopleSoft on the basis of its due diligence.

     On June 3, 1998, a special meeting of the Intrepid Board was held, at which Intrepid's legal advisors were present and Director Taylor was not present due to her being an officer and employee of PeopleSoft. The proposed terms of the Merger Agreement were reviewed with emphasis on changes negotiated since May 28, 1998. After presentations were made by Intrepid management and its legal advisors, the Intrepid Board, with an abstention due to potential conflict of interest by Director Still, unanimously approved the Merger.

     On June 3, 1998, after the close of trading on Nasdaq, the parties executed that certain Agreement and Plan of Reorganization, dated as of June 3, 1998 (the "Original Merger Agreement") and related documents.

     On June 4, 1998, PeopleSoft issued a news release announcing the Merger.

     On June 9, 1998, the parties executed the Merger Agreement, which amended certain provisions of the Original Merger Agreement. Such amendments were not separately approved by either the Intrepid or PeopleSoft Board because such amendments were deemed immaterial and within the scope of the resolutions previously passed by the Intrepid Board and the PeopleSoft Board.

INTREPID'S REASONS FOR THE MERGER

     In considering whether to approve the Merger Agreement and the transactions contemplated thereby, the Intrepid Board considered a number of factors, including the following factors (all of which militated in favor of the Merger):

     - In the absence of the Merger, Intrepid would have needed to raise additional funds, likely through the issuance of convertible debt or equity, which would have diluted existing shareholders.

     - In the absence of the Merger, Intrepid could have potentially achieved higher shareholder value in the future. However, it would also have faced significant additional risks, particularly the marketing and financial risks typically encountered by a small company competing in an industry increasingly served by much larger enterprise software companies. Accordingly, the Merger represented a way to achieve shareholder liquidity and value at a much lower risk.

     - The Merger would create the potential to expand the market presence of Intrepid's software products both in the United States and internationally, through PeopleSoft's established global market presence.

     - The potential economies of scale of the Combined Company with respect to worldwide customer support for Intrepid's products.

     - The Merger would provide Intrepid Shareholders with investment liquidity through their ownership of PeopleSoft Common Stock, which is quoted on Nasdaq.

     - The Merger would create the potential for greater research and development investments in Intrepid's products as a result of PeopleSoft's greater financial resources.

     - The Merger would provide for a good matching of the management and business in the Combined Company.

     - The Merger is expected to qualify as a tax-free reorganization.

     The Intrepid Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including, among other things: (i) the potential loss of revenues to the Combined Company as a result of confusion in the marketplace and the possible exploitation of such confusion by competitors of the Combined Company; (ii) the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the Combined Company, it might not be able to retain key technical, sales, and management personnel of Intrepid; (iii) the risk that the Combined Company's ability to increase or maintain revenue might be diminished by product transitions, loss of personnel or other factors resulting from the Merger; (iv) the risk that the benefits sought to be achieved by the Merger will not be achieved; (v) the risk that the Merger Share Amount will be reduced upon the occurrence of certain conditions including, without limitation, if a Purchase Merger occurs or if the Intrepid Special Agreements have not been amended as required; (vi) the delayed receipt of 10% of the Merger Share Amount that will be placed in the Escrow, and the possibility that some or all of the Escrow Fund will be used to satisfy certain indemnification obligations under the Merger Agreement; and (vii) other risks described under "RISK FACTORS".

     In view of the wide variety of factors, both positive and negative, considered by the Intrepid Board, the Intrepid Board did not find it practical to, and did not, quantify or otherwise assign relative weight to the specific factors considered. After taking into consideration all of the factors set forth above, the Intrepid Board, by unanimous vote of all directors voting, determined that the Merger was fair to, and in the best interests of, Intrepid and the Intrepid Shareholders, and that Intrepid should proceed with the Merger. Director Taylor, who is also an executive officer and employee of PeopleSoft, did not attend the Intrepid Board meeting because her relationship with PeopleSoft created a potential conflict of interest. Also, in such vote, Director Still, who is also a director of PeopleSoft, abstained from such vote because his relationship with PeopleSoft created a potential conflict of interest.

AFFILIATE AGREEMENTS

     The shares of PeopleSoft Common Stock to be issued in the Merger will be freely transferable under the Securities Act, except for shares issued to any person who is an affiliate of Intrepid or PeopleSoft within the meaning of Rules 144 and 145, and Accounting Releases 130 and 135, as amended, of the SEC (an "Affiliate"). In order to increase the likelihood that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes, Affiliate Agreements to be executed by Affiliates of Intrepid and PeopleSoft provide that each such Affiliate will not (i) sell, transfer or otherwise dispose of any shares of Intrepid Capital Stock or PeopleSoft Common Stock, or (ii) in any way reduce such Affiliate's interest in or risk relating to such shares of Intrepid Capital Stock or PeopleSoft Common Stock, during the period from the thirty-day period prior to the Closing Date until one day after such time as results of combined sales and net income covering at least 30 days of combined operations of PeopleSoft and Intrepid have been published by PeopleSoft in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes such results of combined sales and net income. Such Affiliate may, however, sell or dispose of his shares of Intrepid Capital Stock or PeopleSoft Common Stock during such period so long as such sale or disposition is in accordance with the "de minimus" test set forth in the Commission Staff Accounting Bulletin No. 76 issued by the SEC.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain material federal income tax considerations relevant to the exchange of shares of Intrepid Capital Stock for shares of PeopleSoft Common Stock pursuant to the Merger that are generally applicable to Intrepid Shareholders. PeopleSoft is expected to receive an opinion from Gibson, Dunn & Crutcher LLP, counsel to PeopleSoft, and Intrepid is expected to receive an opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Intrepid, that, based on the

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

representations, assumptions and limitations referred to in such opinions, the information set forth below, to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Gibson, Dunn & Crutcher LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively.

     The information set forth below is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to PeopleSoft, Intrepid or Intrepid Shareholders as described herein. Intrepid Shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to Intrepid Shareholders subject to special tax rules (including insurance companies, dealers in securities, tax-exempt organizations, financial institutions, foreign entities and persons who are not citizens or residents of the United States as determined for federal income tax purposes), to certain Intrepid Shareholders in light of their particular circumstances (such as shareholders exercising dissenters' or similar rights, shareholders who acquired their Intrepid Capital Stock upon the exercise of an option or in another compensatory transaction), or to shareholders who do not hold their Intrepid Capital Stock as "capital assets" within the meaning of Section 1221 of the Code. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws, and does not address the tax consequences of transactions effectuated prior, subsequent to or concurrently with the Merger (whether or not any such transactions are undertaken in connection with the Merger), including without limitation any transaction in which shares of Intrepid Capital Stock are acquired or converted, or in which shares of PeopleSoft Common Stock are disposed of, the assumption by PeopleSoft of the Intrepid options or the exercise of such options, or the effect of any other agreements relating to the performance (or refraining from the performance) of services. ACCORDINGLY, INTREPID SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

     Based on and subject to the foregoing, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (a "Reorganization"). Accordingly, the Merger will generally result in the following federal income tax consequences:

          (a) No gain or loss will be recognized by an Intrepid Shareholder solely upon the receipt of PeopleSoft Common Stock in exchange for Intrepid Capital Stock in the Merger (except to the extent of cash received in lieu of a fractional share of PeopleSoft Common Stock). Escrow Shares transferred to an escrow fund to secure claims for indemnification that may be made by PeopleSoft following consummation of the Merger (the "Escrow Fund") on behalf of an Intrepid Shareholder will be treated as owned by the Intrepid Shareholder for federal income tax purposes. Additional issues pertaining to the Escrow Shares are discussed below.

          (b) The aggregate tax basis of the PeopleSoft Common Stock received by an Intrepid Shareholder in the Merger (reduced by any tax basis attributable to fractional shares deemed to be disposed of), including Escrow Shares, will be the same as the aggregate tax basis of the Intrepid Capital Stock surrendered in exchange therefor.

          (c) The holding period of the PeopleSoft Common Stock received by an Intrepid Shareholder in the Merger, including Escrow Shares, will include the period for which the Intrepid Capital Stock surrendered in exchange therefor was considered to be held, provided that the Intrepid Capital Stock so surrendered is held as a capital asset at the time of the Merger.

          (d) Cash payments received by an Intrepid Shareholder in lieu of a fractional share of PeopleSoft Common Stock will be treated as if such fractional share of PeopleSoft Common Stock had been issued in the Merger and then redeemed by PeopleSoft.

          (e) Neither PeopleSoft nor Intrepid will recognize any gain solely as a result of the Merger.

     The Merger Agreement provides that shares of PeopleSoft Common Stock held in the Escrow Fund may be required to be surrendered to PeopleSoft in certain situations. While the federal income tax treatment of any surrender of shares of PeopleSoft Common Stock from the Escrow Fund to PeopleSoft is not clear, any such surrender of shares should not give rise to gain or loss to the former Intrepid Shareholders who are deemed to have owned the shares in the Escrow Fund prior to the surrender. Assuming that treatment is upheld, in the case of any such surrender to PeopleSoft, the former Intrepid Shareholder's basis in any PeopleSoft Common Stock surrendered would be allocated among the remaining shares of PeopleSoft Common Stock received by that Intrepid Shareholder, including other Escrow Stock. (While not clear, such basis also may have to be allocated to shares of PeopleSoft Common Stock that have been disposed of by that shareholder prior to such surrender). It is possible, however, that a former Intrepid Shareholder could be required to recognize gain or loss as a result of such surrender. The transfer of PeopleSoft Common Stock, if any, from the Escrow Fund to the former Intrepid Shareholders pursuant to the terms of the Merger Agreement likewise should not give rise to gain or loss to former Intrepid Shareholder receiving such shares, although it is possible that Intrepid Shareholders could be required to recognize a portion of the value of the Escrow Shares as ordinary income. Each Intrepid Shareholder should consult his or her own tax advisor as to the tax consequences of the ownership of PeopleSoft Common Stock by, and the transfer or surrender of PeopleSoft Common Stock from, the Escrow Fund.

     Pursuant to a published ruling and several private ruling issued by the Internal Revenue Service ("IRS"), the PeopleSoft Rights to be received by Intrepid Shareholders in the Merger should not give rise to income or gain upon the Merger or otherwise affect the consequences of the Merger as set forth above, provided that, at the time of the Merger, the likelihood that the PeopleSoft Rights would be exercised is remote and contingent, which PeopleSoft believes as of the date hereof to be the case. No assurance can be given that the IRS will not change its position on the tax treatment of rights such as the PeopleSoft Rights, nor does the foregoing address the tax consequences of an event that would prevent PeopleSoft from redeeming the PeopleSoft Rights or result in the ability of a PeopleSoft shareholder to exercise the PeopleSoft Rights.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. INTREPID SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER AND RELATED TRANSACTIONS APPLICABLE TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAW.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with GAAP. If the Merger does not so qualify, the Merger will be consummated as a purchase. Under the pooling method of accounting, the historical book values of the assets, liabilities and shareholders' equity of Intrepid will be carried over and combined with the consolidated balance sheet of PeopleSoft. In addition, the historical PeopleSoft statements of operations will be restated to combine its results with the historical results of Intrepid for periods in which Intrepid's results are material to PeopleSoft. Under the purchase method of accounting, the assets acquired and liabilities assumed will be recorded on PeopleSoft's balance sheet at their fair market value as of the Effective Time. There is no restatement to combine prior results of operations under the purchase method.

                              TERMS OF THE MERGER

     The following discussion summarizes the proposed Merger and related transactions. The following is not, however, a complete statement of all provisions of the Merger Agreement and related agreements. Detailed terms of and conditions to the Merger and certain related transactions are contained in the Merger Agreement, a conformed copy of which (with exhibits) is attached to this Prospectus/Proxy Statement as Annex A. Statements made in this Prospectus/Proxy Statement with respect to the terms of the Merger and such related transactions are qualified in their respective entireties by reference to the more detailed information set forth in the Merger Agreement. The discussion and analysis below contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth under "RISK FACTORS" and elsewhere in this Prospectus/Proxy Statement.

EFFECTIVE TIME

     The Merger Agreement provides that the Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and the filing of the certificates required by Section 1108 of the California Corporations Code with the Secretary of State of the State of California. It is anticipated that if the Merger Agreement is approved by the requisite votes of the Intrepid Shareholders and all other conditions of the Merger have been fulfilled or waived, the Effective Time will occur on or about August 31, 1998, or on a date as soon as practicable thereafter.

     At the Effective Time, Intrepid will be merged with and into PeopleSoft, and the separate existence of Intrepid will cease.

MANNER AND BASIS OF CONVERTING SHARES; TREATMENT OF OPTIONS

     The aggregate consideration (the "Merger Consideration") to be paid by PeopleSoft (i) in exchange for all shares of Intrepid Capital Stock outstanding as of the Effective Time and (ii) in consideration for the assumption of all Intrepid Stock Options, will be such number of shares of PeopleSoft Common Stock as equals the Merger Share Amount, plus cash in lieu of any fractional shares of PeopleSoft Common Stock, and the Vested Unexercised Share Amount (as defined below), respectively. In the Merger, each Intrepid Shareholder (other than Dissenters) will receive that number of shares of PeopleSoft Common Stock equal to such holder's portion of the Merger Share Amount in accordance with the liquidation preferences of such holder's shares of Intrepid Capital Stock pursuant to the Intrepid Articles. PeopleSoft and Intrepid intend for the Merger to qualify as a "pooling-of-interests" under GAAP. The calculation of the Merger Share Amount will depend on whether a Purchase Merger Condition has occurred. If a Purchase Merger occurs because of the occurrence of Purchase Merger Condition, the Merger Share Amount will be reduced by 227,506 shares of PeopleSoft Common Stock (valued at $10 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time). Because the number of shares of PeopleSoft Common Stock to be issued in the Merger is fixed, the number of shares of PeopleSoft Common Stock allocated to each Intrepid Shareholder in the Merger will be reduced to the extent that an Exercising Holder of an option to acquire Intrepid Common Stock that vests on or after August 1, 1998 exercises such option prior to the Effective Time. Likewise, the number of shares of PeopleSoft Common Stock received by such Exercising Holder will be less than what such Exercising Holder would receive (when exercised) if such Exercising Holder did not exercise such option prior to the Effective Time. However, PeopleSoft may elect to terminate the Merger Agreement or reduce the Merger Share Amount if, on or before the date of the Intrepid Special Meeting, Intrepid shall have failed to amend, in a manner acceptable to PeopleSoft, either (i) that certain Value Added Reseller Agreement, dated July 19, 1996, between Intrepid and Microstrategy (the "Microstrategy Agreement") or (ii) that certain Alliance Agreement and Letter Agreement, each dated March 2, 1998, between Intrepid and Andersen Consulting (the "Andersen Consulting Agreement and, together with the Microstrategy Agreement, the "Intrepid Special Agreements"). As of the date hereof, the Microstrategy Agreement has been amended as required, but the Andersen Consulting Agreement has not yet been amended. If the Andersen Consulting Agreement is not amended as required, and PeopleSoft does not elect to terminate the Merger Agreement each of the

Pooling Merger Price and Purchase Merger Price will be reduced by 30,713 shares of PeopleSoft Common Stock (valued at $1.35 million assuming a PeopleSoft Common Stock price of $43.955 per share; however, the actual value will depend on the PeopleSoft share value at the Effective Time). Dissenters will not be entitled to any portion of the Merger Consideration, and the shares of Intrepid Capital Stock of Dissenters shall only be entitled to such rights under applicable law. No fractional shares of PeopleSoft Common Stock will be issued in the Merger; Intrepid Shareholders will receive cash payments based on the Average Stock Price (as defined below) in lieu of any fractional shares to which they may be entitled.

     In connection with the Merger, PeopleSoft will assume all outstanding Intrepid Stock Options. Such options will become exercisable to purchase that number of shares of PeopleSoft Common Stock equal to the number of shares of Intrepid Common Stock for which they were exercisable multiplied by the Exchange Ratio (as defined below) and rounded to the nearest whole number. The exercise price of such options will be adjusted proportionately and any restrictions or conditions will remain in effect. In any event, each Intrepid Stock Option intended to be an "incentive stock option" as defined in Section 422 of the Code will be adjusted in accordance with the requirements of Section 424 of the Code. Each share of PeopleSoft Common Stock issued in connection with the Merger will be accompanied by a right (a "PeopleSoft Right") to purchase one one-thousandth of a share of Series A Participating Preferred Stock pursuant to the terms of a First Amended and Restated Preferred Shares Rights Agreement dated December 16, 1997 February between PeopleSoft and BankBoston, N.A. (the "PeopleSoft Rights Agreement"). See "DESCRIPTION OF PEOPLESOFT CAPITAL STOCK -- Preferred Stock Rights."

     "Average Stock Price" means $43.955.

     "Exchange Ratio" means the fraction of a share of PeopleSoft Common Stock issued in exchange for each share of Intrepid Common Stock in the Merger.

     "Merger Share Amount" means the difference between: (a) the Pooling Share Amount unless a Purchase Merger Condition shall occur, in which case it shall mean the Purchase Share Amount and (b) the Vested Unexercised Share Amount.

     "Pooling Merger Price" means $60,339,000, as reduced by any applicable amounts arising from Intrepid's failure to amend either of the Intrepid Special Agreements.

     "Pooling Share Amount" means the number of shares obtained by dividing the Pooling Merger Price by the Average Stock Price.

     "Purchase Merger Condition" means the occurrence of any of the following:
(a) the failure of the Merger to qualify for treatment as, and to be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16 either because: (1) Intrepid failed to obtain the approval of The Merger Proposal by the vote or votes of the outstanding class or classes of Intrepid Capital Stock which are required to approve the Merger Proposal in order for the Merger to qualify for treatment as, and to be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16; or (2) of any action taken by the Intrepid (or its affiliates) or the omission by the Intrepid (or its affiliates) to take any action regardless of whether PeopleSoft (or its affiliates) had taken any action or omitted to take any action before or after the execution of the Merger Agreement that results in the Merger failing to qualify for treatment as, and to be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16 on or before the date of the closing of the Merger; or (b) each of the PeopleSoft and the Intrepid shall not have received letters from Ernst & Young LLP and Deloitte & Touche LLP on the date of the closing of the Merger regarding those firms' concurrence with the PeopleSoft management's and the Intrepid management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement (except for those terms applicable solely to a Purchase Merger) other than solely as a result of any action or omission by PeopleSoft (or its affiliates) after the date of the Merger Agreement.

     "Purchase Merger Price" means $50,339,000, as reduced by any applicable amounts arising from Intrepid's failure to amend either of the Intrepid Special Agreements.

     "Purchase Share Amount" means the number of shares obtained by dividing the Purchase Merger Price by the Average Stock Price.

     "Vested Unexercised Options" means all options to purchase Intrepid Common Stock, to the extent such options have vested prior to August 1, 1998.

     "Vested Unexercised Share Amount" means the number of shares of PeopleSoft Common Stock that would be issued to holders of Vested Unexercised Options (solely with respect to such Vested Unexercised Options) in connection with the Merger (where the Merger Share Amount shall be deemed, for purposes of such calculation only, to mean the Pooling Share Amount unless a Purchase Merger Condition shall have occurred, in which case it shall mean the Purchase Share Amount), on the assumption that all such Vested Unexercised Options had been exercised in full immediately prior to the Effective Time.

     On June 3, 1998, the final trading day prior to the public announcement of the Merger, the closing sale price of a share of PeopleSoft Common Stock as reported on Nasdaq was $42.00.

     On July 8, 1998 (the most recent date practicable prior to the printing of this Prospectus/Proxy Statement), the closing sale price of a share of PeopleSoft Common Stock as reported on Nasdaq was $50.88. There can be no assurance as to the actual price of PeopleSoft Common Stock prior to, at, or at any time following, the Effective Time. Accordingly, there can be no assurance as to the actual value of the Merger Consideration that a holder of Intrepid Capital Stock will receive in the Merger.

     The maximum number of shares of PeopleSoft Common Stock that could be issued to Intrepid Shareholders in the Merger is 1,372,745 shares. Since 229,368,888 shares of PeopleSoft Common Stock were issued and outstanding as of July 8, 1998, holders of Intrepid Capital Stock and vested Intrepid Stock Options would hold an aggregate number of shares of PeopleSoft Common Stock equal to less than 1% of the total issued and outstanding shares of PeopleSoft Common Stock following the Merger.

     Promptly after the Effective Time, the Exchange Agent will deliver to each Intrepid Shareholder of record a letter of transmittal with instructions to be used by such shareholder in surrendering their Intrepid Stock Certificates. INTREPID STOCK CERTIFICATES SHOULD NOT BE SURRENDERED BY THEIR HOLDERS UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     Upon the surrender of an Intrepid Stock Certificate to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such certificate will be entitled to receive in exchange therefor the number of shares of PeopleSoft Common Stock, together with cash in lieu of any fractional share interest, to which such holder is entitled pursuant to the provisions of the Merger Agreement. In the event of a transfer of ownership of shares of Intrepid Capital Stock which is not registered on the transfer records of Intrepid, the appropriate number of shares of PeopleSoft Common Stock may be delivered to a transferee if the Intrepid Stock Certificate representing such shares of Intrepid Capital Stock is presented to the Exchange Agent properly endorsed, together with the related letter of transmittal, and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     Until an Intrepid Stock Certificate has been surrendered to the Exchange Agent, such certificate will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender that portion of the Merger Consideration to which the holder thereof is entitled under the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties relating to, among other things, (i) each of PeopleSoft's and Intrepid's organization, capital structure and similar corporate matters, (ii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, (iii) the absence of undisclosed liabilities or certain material changes, contracts or events, (iv) litigation, (v) the absence of actions that would render the Merger to be accounted for as a pooling of interests, (vi) documents filed by PeopleSoft with the SEC and the accuracy of information contained therein,

(vii) the accuracy of Intrepid's financial statements, (viii) taxes, (ix) title to properties, (x) intellectual property, (xi) compliance with laws, (xii) environmental matters, and (xiii) employee matters.

CONDUCT OF THE BUSINESS OF THE COMBINED COMPANIES FOLLOWING THE MERGER

     Once the Merger is consummated, Intrepid will cease to exist as a separate corporation. All the property, rights, privileges, powers and franchises of Intrepid shall vest in PeopleSoft, and all debts, liabilities and duties of Intrepid shall become the debts, liabilities and duties of PeopleSoft. Following the Merger, all the directors and officers at PeopleSoft immediately prior to the Merger will be the directors and officers, respectively, of the Combined Company.

CONDUCT OF INTREPID'S BUSINESS PRIOR TO THE MERGER

     Under the Merger Agreement, Intrepid has agreed, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Effective Time: (a) to carry on its business in the usual, regular and ordinary course in substantially the same manner as theretofore conducted; (b) to pay its debts and taxes when due; (c) to pay or perform its other obligations when due; (d) to the extent consistent with its business, to use all reasonable efforts consistent with past practice and policies to (i) preserve intact its present business organization,
(ii) keep available the services of its present officers and key employees and
(iii) preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it; and (e) to promptly notify PeopleSoft of any material adverse change related to Intrepid or its business.

     Under the Merger Agreement, Intrepid has agreed that, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Effective Time, it will not, without the prior written consent of PeopleSoft, (a) enter into any commitment or transaction (other than pursuant to or as contemplated by the Merger Agreement) not in the ordinary course of business consistent with past practice; (b) transfer to any person or entity any rights to intellectual property rights owned by Intrepid, except in the ordinary course of business consistent with past practice; (c) enter into or amend any agreements pursuant to which any other person or entity is granted marketing, distribution or similar rights of any type or scope or any third party royalty rights with respect to any products of Intrepid, or enter into or amend any strategic alliance, license or sublicense agreement or joint development agreement; (d) amend or otherwise modify, except in the ordinary course of business consistent with past practice, any of the agreements set forth or described in certain schedules attached to the Merger Agreement (the "Intrepid Scheduled Contracts");
(e) violate in any material manner the terms of any Intrepid Scheduled Contract;
(f) commence any litigation or any binding dispute resolution process; (g) declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock other than repurchases of unvested shares in connection with terminations of employment in the ordinary course of business consistent with past practice; (h) except for the issuance of shares of Intrepid Common Stock upon exercise or conversion of presently outstanding Intrepid Stock Options and the grant of Intrepid Stock Options to new hires in the ordinary course of business and in accordance with written guidelines approved by PeopleSoft, issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities; (i) cause or permit any amendments to the Intrepid Articles or Bylaws; (j) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets (other than assets, immaterial in amount, in the ordinary course of business consistent with past practice) or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets; (k) sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business; (l) incur any indebtedness for borrowed money other than from PeopleSoft or guarantee any such indebtedness or issue or sell any debt securities of Intrepid or guarantee any debt securities of others; (m) terminate the employment of any executive officer or vice president (including any Key Employee or Other Management Employee) grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements, or other legally binding commitments disclosed to PeopleSoft, outstanding on the date of the Merger Agreement; (n) adopt or amend any employee benefit plan, or enter into or amend any employment contract, or increase the salaries or wage rates of its employees, except in the ordinary course of Intrepid consistent with past practice; (o) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (p) pay, discharge or satisfy, in an amount in excess of $50,000 (in any one case) or $100,000 (in the aggregate), any claim, liability or obligation, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in its financial statements dated March 31, 1998 or that arose in the ordinary course of business subsequent to March 31, 1998 and which expenses are not prohibited by the Merger Agreement; (q) make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; (r) amend or otherwise take any action that would permit or cause any Intrepid Stock Option to accelerate in contemplation of or as a consequence of the Merger or the other transactions contemplated by the Merger Agreement; (s) enter into or modify any new or existing agreements for the lease or purchase of real property; or (t) take, or agree in writing or otherwise to take, any of the actions described above in this paragraph, or any other action that would prevent Intrepid from performing or cause Intrepid not to perform its covenants under the Merger Agreement.

NO SOLICITATION

     Until the earlier of the Effective Time and the date on which the Merger Agreement terminates, Intrepid has agreed that it will not (nor will Intrepid permit any of Intrepid's officers, directors, employees, agents, representatives or affiliates to), directly or indirectly, take any of the following actions with any party other than PeopleSoft and its designees: (a) solicit, conduct discussions with or engage in negotiations with any person, relating to the possible acquisition of Intrepid or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets; (b) provide information with respect to it to any person, other than PeopleSoft, relating to the possible acquisition of Intrepid (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets; (c) enter into an agreement with any person, other than PeopleSoft, providing for the acquisition of Intrepid (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets; or (d) make or authorize any statement, recommendation or solicitation in support of any possible acquisition of Intrepid or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets by any person, other than by PeopleSoft. In addition to the foregoing, Intrepid has agreed that if it receives prior to the Effective Time or the termination of the Merger Agreement any offer or proposal relating to any of the above, it shall promptly notify PeopleSoft thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as PeopleSoft may reasonably request.

INDEMNIFICATION BY INTREPID; ESCROW OF PORTION OF MERGER CONSIDERATION

     In the Merger, the Escrow Shares will be issued to the Escrow Agent for deposit into an escrow account with the Escrow Agent (the "Escrow Account"). The Escrow Shares shall be contributed on behalf of each Intrepid Shareholder in proportion to the aggregate number of shares of PeopleSoft Common Stock such holder would otherwise receive by virtue of the Merger. The Escrow Shares will be held in the Escrow Account as security for (i) any losses incurred by PeopleSoft in the event of breaches by Intrepid of any of its representations, warranties, covenants and agreements contained in the Merger Agreement or (ii) any portion of the $2,816,350 and $297,921.93 receivables from Venator and Edison Brothers, respectively, that have not been collected by December 31, 1998.

SECURITYHOLDER AGENT

     Pursuant to the Merger Agreement, Richard White shall serve as the Securityholder Agent. The Securityholder Agent's duties include giving and receiving notices and communications, authorizing delivery to PeopleSoft of shares of PeopleSoft Common Stock from the Escrow Fund in satisfaction of claims by PeopleSoft, objecting to such deliveries to PeopleSoft, agreeing to, negotiating, entering into settlements and compromises of, and demanding arbitration and complying with orders of courts and awards of arbitrators with respect to such claims, and taking all actions necessary or appropriate in the judgment of Securityholder Agent for the accomplishment of the foregoing. Such agency may be changed from time to time, and vacancies filled, by the former Intrepid Shareholders holding beneficial interests in the majority of the shares comprising the Escrow Fund as provided in the Merger Agreement. No bond shall be required of the Securityholder Agent, and the Securityholder Agent shall not receive compensation for his or her services. Any decision, act, consent or instruction of the Securityholder Agent shall constitute a decision, act, consent or instruction on behalf of all the former Intrepid Shareholders and shall be final, binding and conclusive upon each such shareholder.

     BY APPROVING THE MERGER AGREEMENT, THE INTREPID SHAREHOLDERS WILL BE DEEMED TO HAVE CONSENTED TO THE APPOINTMENT OF RICHARD WHITE, CURRENTLY PRESIDENT OF INTREPID, TO ACT AS THE SECURITYHOLDER AGENT ON BEHALF OF ALL THE INTREPID SHAREHOLDERS.

CONDITIONS TO THE MERGER

     The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Proposal shall have been approved and adopted by the Intrepid Shareholders; (b) the SEC shall have declared the Registration Statement of which this Prospectus/Proxy Statement forms a part effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued, and no proceeding for such purpose, and no similar proceeding in respect of this Proxy Statement, shall have been initiated or threatened by the SEC, and all requests for additional information on the part of the SEC shall have been complied with to the reasonably satisfaction of PeopleSoft and Intrepid; (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; (d) the Effective Time shall be on or before October 31, 1998; (e) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated or clearance from the applicable governmental authority shall have been received; and (f) a Certificate of Merger shall have been filed with the Secretary of State of Delaware and the certificates required by Section 1108 of the California Corporations Code shall have been accepted by the Secretary of State of California.

     In addition, the obligation of Intrepid to consummate the Merger and the transactions contemplated by the Merger Agreement are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (a) the representations and warranties of PeopleSoft contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time with the same force and effect as if made on and as of the Effective Time, except for changes contemplated by Merger Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date); (b) PeopleSoft shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (c) PeopleSoft shall have obtained all the third party consents, approvals and waivers set forth on a schedule to the Merger Agreement; (d) Intrepid shall have received a legal opinion from counsel to PeopleSoft, in substantially the form attached as Exhibit B to the Merger Agreement; (e) the shares of PeopleSoft Common Stock issuable to Intrepid Shareholders pursuant to the Merger Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq; and (f) each of the Affiliates of Intrepid and PeopleSoft shall have delivered an executed Affiliate Agreement which will be in full force and effect.

     The obligation of PeopleSoft to consummate the Merger and the transactions contemplated by the Merger Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the representations and warranties of Intrepid contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Effective Time with the same force and effect as if made on and as of the Effective Time, except for changes contemplated by the Merger Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), subject to Intrepid's right to cure breaches of representations and warranties which have occurred after the date of the Merger Agreement if such representations and warranties were true as of the date of the Merger Agreement, which condition will be deemed satisfied unless the failure of any such representation and warranty (or group of representations and warranties) would have materially affected PeopleSoft's decision to enter into the Merger Agreement; (b) Intrepid shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (c) PeopleSoft shall have been furnished with evidence satisfactory to it that Intrepid has obtained the consents, approvals and waivers set forth in Schedule 6.3(c) to the Merger Agreement; (d) PeopleSoft shall have received a legal opinion from legal counsel to Intrepid, in substantially the form attached as Exhibit C to the Merger Agreement; (e) there shall not have occurred any material adverse change in the business, assets (including intangible assets) financial condition or results of operations of Intrepid since March 31, 1998, excluding (i) any such a change resulting from the execution and delivery of the Merger Agreement, (ii) PeopleSoft's failure to approve any action requested by Intrepid pursuant to
Section 4.1 of the Merger Agreement, (iii) operational changes approved in writing by PeopleSoft and (iv) employee attrition at Intrepid; (g) on or before the date of the Intrepid Special Meeting, each of the Intrepid Special Agreements shall have been amended in a manner acceptable to PeopleSoft; (h) PeopleSoft shall have received certifications from Intrepid in form and substance reasonably satisfactory to PeopleSoft of the non-foreign status of Intrepid and that the Intrepid Capital Stock is not a U.S. real property interest; and (i) holders of more than 5% of the votes represented by the outstanding shares of Intrepid Capital Stock shall not have become Dissenters.

     At any time prior to the Effective Time, PeopleSoft or Intrepid may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party to the Merger Agreement, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant thereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by Intrepid Shareholders: (a) by mutual written consent of Intrepid and PeopleSoft;
(b) by PeopleSoft or Intrepid if: (i) the Effective Time has not occurred by October 31, 1998, (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental authority that would make consummation of the Merger illegal; (c) by PeopleSoft if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any governmental authority, which would: (i) prohibit PeopleSoft's or Intrepid's ownership or operation of any portion of the business of Intrepid after the Merger or (ii) compel PeopleSoft or Intrepid to dispose of or hold separate, as a result of the Merger, any material portion of the business or assets of Intrepid or PeopleSoft; (d) by PeopleSoft if it is not in material breach of its obligations under the Merger Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Merger Agreement on the part of Intrepid and, as a result of such breach, Intrepid would not be able to satisfy at closing its obligations as described above; provided, however, that if such breach is curable by Intrepid within 30 days through the exercise of its commercially reasonable efforts, then for so long as Intrepid continues to exercise such commercially reasonable efforts PeopleSoft may not terminate the Merger Agreement unless such breach is not cured within 30 days (but no cure period is required for any breach which by its nature cannot be cured within 30 days); (e) by Intrepid if it is not in material breach of its obligations under the Merger Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Merger Agreement on the part of PeopleSoft and as a result of such breach PeopleSoft would not be able to satisfy its obligations at closing as described above; provided, however, that if such breach is curable by PeopleSoft within 30 days through the exercise of its commercially reasonable efforts, then for so long as PeopleSoft continues to exercise such commercially reasonable efforts Intrepid may not terminate the Merger Agreement unless such breach is not cured within 30 days (but no cure period is required for any breach which by its nature cannot be cured within 30 days); and (f) by PeopleSoft if, on or before the date of the Intrepid Special Meeting, either of the Intrepid Special Agreements have not been amended in a manner acceptable to PeopleSoft.

     If the Merger Agreement is terminated as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of PeopleSoft or Intrepid, or their respective officers, directors or shareholders under the Merger Agreement, except to the extent that such termination results from the willful and intentional breach by any party thereto of any of its representations, warranties or covenants set forth in the Merger Agreement, in which case the non-breaching party shall be entitled to receive from the breaching party all of its third party expenses related to the Merger and any expenses incurred in connection with any dispute arising from such willful breach. Notwithstanding the foregoing, the provisions of the Merger Agreement relating to payment of expenses, confidentiality and the effect of termination shall remain in full force and effect and survive any termination of the Merger Agreement.

     Except as otherwise required by applicable law, until the Intrepid Shareholders approve the Merger Proposed, the Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties. After the Intrepid Shareholders approve the Merger Proposal, the Merger Agreement may not be amended by the parties except as is otherwise permitted by applicable law.

EXPENSES

     In connection with the Merger, PeopleSoft and Intrepid expect to incur Merger related expenses, currently estimated to be about $750,000, consisting primarily of fees paid to investment bankers hired by PeopleSoft, legal and accounting fees and expenses, and other related charges. If the Merger is accounted for as a pooling of interests, then these expenses will be charged to PeopleSoft operations in the fiscal quarter in which the Merger is consummated, currently expected to be the quarter ending September 30, 1998. If the Merger is accounted for as a purchase, then the Merger related expenses will be treated as a component of the purchase price. This amount is a preliminary estimate only and is therefore subject to change. In addition, there can be no assurance that PeopleSoft will not incur additional charges associated with the Merger in subsequent quarters.

NON-COMPETITION, NON-SOLICITATION AND NON-HIRE AGREEMENTS

     Each of the Key Employees and Other Management Employees has entered into a Noncompete Agreement, which will become effective as of the date on which the Effective Time occurs. Subject to certain de minimus exceptions, the Non-Compete Agreements prohibit each Key Employee and Other Management Employee from engaging or participating (for a period of two years in the case of Key Employees and a period of one year in the case of Other Management Employees) in a business that directly or indirectly competes in the U.S. or certain other countries with any of the Combined Company's products. In addition, the Non-Compete Agreements generally prohibit each Key Employee and Other Management Employee from soliciting or hiring employees of the Combined Company or customers of the Combined Company (for a period of two years in the case of Key Employees and for a period of one year for Other Management Employees). SEE "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

VOTING AGREEMENTS AND PROXIES

     As a condition to the Merger, each of eleven Intrepid Shareholders identified by Intrepid at the time the Merger Agreement was executed as an Affiliate, has entered into a Voting Agreement with PeopleSoft, pursuant to which such shareholder has agreed to vote his shares of Intrepid Capital Stock in favor of the Merger Proposal, and PeopleSoft has been granted an irrevocable proxy and power of attorney to vote all of his shares of Intrepid Capital Stock at the Intrepid Special Meeting in favor of the Merger Proposal.

AFFILIATE AGREEMENTS

     As a condition to the Merger, each of eleven Intrepid Shareholders and holders of Intrepid Stock Options, whom was identified by Intrepid as an Affiliate at the time the Merger Agreement was executed, has entered into an agreement with PeopleSoft restricting sales, dispositions or other transactions by such person that would reduce such person's risk of investment in respect of the shares of Intrepid Capital Stock held by such person prior to the Merger and the shares of PeopleSoft Common Stock to be received by such person in the Merger to help insure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. See "TERMS OF THE
MERGER -- Conditions to the Merger."

                            INTREPID LOAN AGREEMENT

     On June 11, 1998, Intrepid entered into a Working Capital Line of Credit (the "Intrepid Loan Agreement") with PeopleSoft, pursuant to which Intrepid may borrow up to $5,000,000 (the "Loan") from PeopleSoft in accordance with the terms and conditions thereof. The Loan bears interest (i) if a permit is not issued by the California Department of Corporations with respect to an exemption of the Loan from the usury laws under Section 25116 of the California Corporations Code (the "Permit"), at the maximum allowable rate under applicable usury laws, or (ii) if a Permit is issued, at the most recently established annual interest rate for two-year U.S. Treasury notes plus six hundred (600) basis points for the period from the date the Permit is issued through remainder of the term of the Loan. All principal and accrued interest shall be due and payable on the earlier of (i) June 30, 1999 (whether by acceleration or otherwise), (ii) a Change of Control of Intrepid (as defined in the Intrepid Loan Agreement), (iii) the closing of one or more sales of securities of Intrepid (whether debt or equity) subsequent to the original date of the Loan in an aggregate amount of $10,000,000 or more, or (iv) upon an Event of Default (as defined in the Intrepid Loan Agreement). If Intrepid has not paid the principal and accrued interest under the Loan in full when due (the "Due Date") and the Merger Agreement is terminated, then the Loan may be converted at PeopleSoft's election into shares of Intrepid Common Stock representing up to 10% (11% if the Permit is not issued) of the outstanding equity securities of Intrepid immediately following such conversion. As of June 30, 1998, Intrepid had drawn $4,000,000 from the Loan.

                               DISSENTERS' RIGHTS

     Rights of Intrepid Shareholders to dissent from the Merger and demand appraisal rights for their shares of Intrepid Capital Stock are governed by Chapter 13 of California General Corporation Law (the "CGCL"), the full text of which is reprinted as Annex B to this Prospectus/Proxy Statement. The summary of those rights set forth below is not intended to be complete and is qualified in its entirety by reference to Annex B. It is recommended that each Intrepid Shareholder having questions regarding dissenters' rights under the CGCL consult with his or her own counsel.

     Under the CGCL, Intrepid Shareholders of record will have the right, by fully complying with all of the applicable provisions of the CGCL, to dissent with respect to the Merger and to receive from Intrepid, as applicable, payment in cash of the "fair market value" of any or all of their shares. Under the CGCL, "fair market value" is determined as of the day before the first announcement of the terms of the proposed reorganization, excluding any appreciation or depreciation in consequence of the proposed reorganization.

     Cash dividends declared and paid, if any, on dissenting shares after the date of approval of the Merger Proposal are deducted from the amount paid for the dissenting shares. If the parties are unable to agree on fair market value, the determination of fair market value is subject to litigation, including appellate review, with respect to Intrepid Capital Stock, in the Superior Court for the County of Alameda, California.

     Dissenters' rights cannot be validly exercised by persons other than Intrepid Shareholders of record regardless of the beneficial ownership of the shares. Persons who are beneficial owners of shares held of record by another person, such as a broker, a bank or a nominee, should instruct the record holder to follow the procedure outlined below if they wish to dissent from the Merger with respect to any or all of their shares.

     In order to perfect their dissenters' rights, Intrepid Shareholders of record must (i) not vote their dissenting shares in favor of the Merger Proposal, and (ii) within 30 days after the mailing to Intrepid Shareholders of the Notice of Approval (as defined below), (A) make written demand upon Intrepid for the purchase of their dissenting shares, and (B) submit the certificates representing their dissenting shares to Intrepid, with the notation thereon that they represent dissenting shares.

     FAILURE TO FOLLOW ANY OF THESE PROCEDURES MAY RESULT IN THE LOSS OF STATUTORY DISSENTERS' RIGHTS.

NOT VOTE IN FAVOR OF THE MERGER PROPOSAL

     Intrepid Shareholders desiring to exercise dissenters' rights must not vote in favor of the Merger Proposal. Intrepid Shareholders of record may vote part of the shares which they are entitled to vote in favor of the Merger Proposal without jeopardizing their dissenters' rights as to other shares; however, if record shareholders vote part of the shares they are entitled to vote in favor of the Merger Proposal and fail to specify the number of shares they are so voting, it is conclusively presumed under the CGCL that their approving vote is with respect to all shares which they are entitled to vote. However, not voting in favor of the Merger Proposal will not of itself satisfy the requirements of the CGCL for exercise and perfection of dissenters' rights for Intrepid Shareholders. In addition, Intrepid Shareholders must satisfy the additional requirements set forth below.

NOTICE OF APPROVAL

     If Intrepid Shareholders have a right to require Intrepid to purchase their shares for cash under the dissenters' rights provision of the CGCL, Intrepid will mail to each such shareholder a notice of approval of the Merger (the "Notice of Approval") within 10 days after the date of shareholder approval of the Merger Proposal, stating the price determined by it to represent the "fair market value" of the dissenting shares. The statement of price will constitute an offer to purchase any dissenting shares at that price.

DEMAND FOR PURCHASE

     Dissenters must submit to Intrepid at its principal executive offices, 1301 Harbor Bay Parkway, Alameda, California 94502, Attn: Secretary, a written demand that Intrepid purchase for cash some or all of their shares within 30 days after the mailing to shareholders by Intrepid of the Notice of Approval.

     A Dissenter's demand for purchase must state the number of shares held of record by such Intrepid Shareholder that he demands to be purchased and the amount that he claims to be the "fair market value" of those shares. That statement of fair market value will constitute an offer by the dissenting shareholder to sell such shares at that price. Dissenters may not withdraw their demand for payment without the consent of the Intrepid Board. The right of Dissenters to demand payment terminates if the Merger is abandoned (although Dissenters are entitled upon demand to reimbursement of expenses incurred in a good faith assertion of their dissenters' rights), or if the shares are transferred prior to submission for endorsement as dissenting shares.

     No Intrepid Shareholder who has a right to demand payment of cash for such shareholder's shares of Intrepid Capital Stock and who in fact makes such a demand would have any right to attack the validity of the Merger or have the Merger set aside or rescinded, except in an action to test whether the number of shares required to approve the Merger have been legally voted in favor thereof. Any Intrepid Shareholder who does not demand payment of cash for such shareholder's shares and who institutes an action to attack the validity of the Merger or to have the Merger set aside or rescinded would not thereafter have any right to demand payment of cash pursuant to the exercise of dissenters' rights.

     It is a condition of the Merger that no more than 5% of the votes represented by the outstanding shares of Intrepid Capital Stock become Dissenters. Because Dissenters have up to 30 days after the mailing to shareholders by Intrepid of the Notice of Approval to submit their demand to exercise their Dissenters' rights, it may not be possible to determine whether such condition has been satisfied until the expiration of this 30 day period. For this reason, PeopleSoft will have the right to delay the Closing during this 30 day period or until such condition has been satisfied.

SUBMISSION OF STOCK CERTIFICATE

     Within 30 days after the mailing of the Notice of Approval, Dissenters must submit to Intrepid certificates representing the dissenting shares demanded to be purchased, such certificates to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. The Notice of Approval would specify the date by which the submission of certificates for endorsement had to be made and a submission made after that date would not be effective for any purpose.

PURCHASE OF DISSENTING SHARES

     If a Dissenter and Intrepid agree that any of such Dissenter's shares of Intrepid Capital Stock are dissenting shares and agree upon the price of the shares, Intrepid, upon surrender of certificates representing such shares, will make payment of that amount (plus interest thereon at the legal rate on judgments from the date of such agreement) within 30 days after the date of such agreement. Any agreement between a Dissenter and Intrepid fixing the "fair market value" of any dissenting shares must be filed with the Secretary of Intrepid.

     If Intrepid denies that such Dissenter's shares of Intrepid Capital Stock are dissenting shares, or Intrepid and a Dissenter fail to agree upon the "fair market value" of the shares, the Dissenter may, within six months after the date on which notice of approval of the Merger was mailed to the shareholder, but not thereafter, file a complaint (or intervene in a pending action, if any) in the Superior Court for Alameda County, State of California, requesting that the Superior Court determine whether the shares are dissenting shares and if so, the "fair market value" per share of the dissenting shares. The cost of the action will be assessed or apportioned as the Superior Court considers equitable, but if the "fair market value" is determined to exceed the price offered to the shareholder by Intrepid, then Intrepid will be required to pay such costs (including, in the discretion of the Superior Court, attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments, if such "fair market value" is determined to exceed 125% of the price offered by Intrepid). A Dissenter must bring this action within six months after the date on which notice of approval of the Merger Proposal was mailed to the Dissenter whether or not Intrepid responds within such time to the Dissenter's written demand that Intrepid purchase for cash shares voted against the Merger Proposal.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Non-Competition, Non-Solicitation and Non-Hire Agreements. Each of the Key Employees and Other Management Employees has entered into a Noncompete Agreement with PeopleSoft. The effectiveness of these Noncompete Agreements is contingent upon the closing of the Merger. The Noncompete Agreements contain non-competition, non-solicitation and non-hire provisions applicable for a term of two years in the case of the Key Employees, and one year in the case of the Other Management Employees. If a Key Employee's or Other Management Employee's employment is terminated by reason of such employee's voluntary resignation for reasons other than clause (1) in the following sentence or if such employee is terminated for cause (as defined in the Noncompete Agreement), then such employee shall continue to be bound by the terms of the Noncompete Agreement for the remainder of its term. If a Key Employee or an Other Management Employee (1) terminates his employment with PeopleSoft following the Merger but before the expiration of such employee's Noncompete Agreement in connection with (i) a reduction of or non-payment of such employee's total compensation, except for across the board reductions affecting all senior executives of PeopleSoft, or a significant reduction in employee benefits, (ii) a significant diminution in such employee's position, responsibilities or duties, or (iii) such employee's relocation to a facility located more than 50 miles from PeopleSoft's Pleasanton facility, or in the case of James Kelly, more than 50 miles from Cincinnati, Ohio, or (2) the failure of such employee to receive an offer of employment from PeopleSoft that provides for an amount of aggregate annual cash compensation that is substantially the same as the amount such employee received from Intrepid for the year ended December 31, 1997 (for any Other Management Employee) or would have received from Intrepid for the year ended December 31, 1998 (for any Key Employee), then
(a) PeopleSoft must provide certain severance payments as provided in the Noncompete Agreement, (b) in the case of an Other Management Employee, his options to acquire PeopleSoft Common Stock will accelerate, and (c) such employee will continue to be bound by the non-competition, non-solicitation and non-hire provisions of the agreement only if PeopleSoft elects to continue to make payments to such employee equal to his base salary, net of all applicable withholding and similar taxes, and receive his medical benefits for the remaining term of such agreement. PeopleSoft shall have the right, however, to discontinue such payments after 90 days' written notice (for any Key Employee) or 30 days' written notice (for any Other Management Employee) by PeopleSoft that PeopleSoft is releasing such employee from the non-competition, non-solicitation and non-hire provisions of the Noncompete Agreement. In addition, if such terminated employee accepts other employment, the amounts payable to such terminated employee will be reduced by the amount such employee receives from his new employment and if such a terminated employee's new employer provides substantially similar medical benefits to such terminated employee, PeopleSoft will no longer be obligated to provide medical benefits. PeopleSoft has also agreed that, upon any termination due to disability, such non-competition, non-solicitation and non-hire provisions will only continue to apply if PeopleSoft continues to make certain severance payments provided in the Noncompete Agreement and, in the case of an Other Management Employee, his options to acquire PeopleSoft Common Stock are accelerated. The options to acquire PeopleSoft Common Stock held by such Other Management Employees will be assumed by PeopleSoft in connection with the Merger Agreement. See "TERMS OF THE MERGER -- Non-Competition, Non-Solicitation and Non-Hire Agreements."

     Certain Intrepid Directors. Intrepid Director Margaret Taylor is an officer of PeopleSoft. Intrepid Director George Still is also a Director of PeopleSoft. Neither of them participated in the Intrepid Board vote relating to the Merger.

     PeopleSoft Stock Ownership. As of July 8, 1998 PeopleSoft owned 618,746 shares of Intrepid Common Stock, 96,924 shares of Series B Intrepid Preferred Stock, and 15,577 shares of Series C Intrepid Preferred Stock.

     Consulting Fees. Intrepid Director Howard Matthews will receive consulting fees of up to $80,000 as payment for his financial advisory and other services in conjunction with the Merger only if the Merger is consummated.

                PEOPLESOFT STOCK PRICE AND DIVIDEND INFORMATION

     PeopleSoft Common Stock has been traded on Nasdaq under the symbol "PSFT" since PeopleSoft's initial public offering in November 1992. The following table sets forth the range of high and low closing prices for the PeopleSoft Common Stock as reported on Nasdaq for the periods indicated. The stock prices have been adjusted to reflect 2-for-1 stock splits effected by PeopleSoft in December 1994, November 1995, November 1996 and December 1997.

                                                              HIGH      LOW
                                                             ------    ------
Fiscal 1998
  First quarter............................................  $52.69    $31.44

Fiscal 1997
  Fourth quarter...........................................  $39.50    $27.19
  Third quarter............................................  $33.19    $26.00
  Second quarter...........................................  $28.44    $15.31
  First quarter............................................  $28.38    $18.88

Fiscal 1996
  Fourth quarter...........................................  $26.13    $20.13
  Third quarter............................................  $21.19    $14.09
  Second quarter...........................................  $18.25    $11.94
  First quarter............................................  $14.81    $ 8.69

Fiscal 1995
  Fourth quarter...........................................  $11.66    $ 9.33
  Third quarter............................................  $11.36    $ 6.63
  Second quarter...........................................  $ 7.06    $ 5.08
  First quarter............................................  $ 5.88    $ 3.86

     As of July 8, 1998 (the most recent practicable date prior to the printing of this Prospectus/Proxy Statement), there were 2,615 holders of record of PeopleSoft Common Stock. On June 3, 1998, the last trading day prior to the announcement by PeopleSoft and Intrepid of the proposed Merger, the closing sale price of PeopleSoft Common Stock as reported on Nasdaq was $42.00 per share. On July 8, 1998 (the most recent date practicable prior to the printing of this Prospectus/Proxy Statement), the closing sale price of a share of PeopleSoft Common Stock as reported on Nasdaq was $50.88. There can be no assurance as to the actual price of PeopleSoft Common Stock prior to, at, or at any time following the Effective Time.

     No established trading market exists for any of the Intrepid Capital Stock. As of June 3, 1998, there were 96 holders of record of Intrepid Capital Stock and 163 holders of Intrepid Stock Options. Intrepid has never paid, and has no present intention to pay in the foreseeable future, any cash dividends on the Intrepid Capital Stock.

     PeopleSoft has never paid cash dividends on shares of PeopleSoft Common Stock. Following the Merger, it is expected that the Board of Directors of PeopleSoft will continue the policy of not paying cash dividends in order to retain earnings for reinvestment in its business.

                                   PEOPLESOFT

     This section and other parts of this Prospectus/Proxy Statement contain forward-looking statements that involve risk and uncertainties. PeopleSoft's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below, and separately in "RISK FACTORS" and "PEOPLESOFT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

GENERAL

     PeopleSoft designs, develops, markets and supports a family of enterprise client/server application software products for use throughout large and medium sized organizations, including corporations worldwide, and higher education institutions, and federal, state, provincial and local government agencies primarily in North America. PeopleSoft designed its products specifically for the client/server model of computing and believes that its architecture is among the most flexible available for enterprise level applications software. PeopleSoft's strategy is to offer comprehensive enterprise application software solutions to a variety of industries that desire back office administrative applications integrated with core operational applications. PeopleSoft's software products utilize the Microsoft Windows family of operating systems on the desktop as well as Java based web clients, and a wide variety of popular RDBMS, operating system and hardware platform choices on the server, making its software solutions among the most flexible, scalable and portable in the application software industry. Application software products have been developed using PeopleTools, PeopleSoft's integrated rapid application development toolset which is delivered to customers along with the application products to facilitate end user modification and customization.

     PeopleSoft was incorporated in Delaware in August 1987 and initially shipped its first product suite, a Human Resource Management System ("HRMS") in December 1988. In 1992, PeopleSoft introduced the first of a series of Financial Management and Accounting System software products, and in 1994 introduced the first of a series of Distribution and Materials Management products, rounding out a complete family of cross industry software products. Since that time, PeopleSoft has introduced several industry specific software product suites, including a suite of Manufacturing products for discrete manufacturers, a suite of Public Sector Financial Management products, a suite of Student Administration products for the higher education market, and a suite of HRMS products for the U.S. Federal Government marketplace, and has introduced additional Human Resource and Financial Management software products. In addition, in October 1996, PeopleSoft acquired Red Pepper Software Company ("Red Pepper"), a leader in the emerging supply chain management systems market. PeopleSoft's strategy is to offer comprehensive enterprise application software solutions to a variety of industries with best of breed products utilized in a wide variety of cross-industry solutions.

SOFTWARE PRODUCT ARCHITECTURE

     PeopleSoft's software products are based on a scalable, multi-tiered, client/server architecture. PeopleSoft believes that its architecture provides the system performance required for intensive record keeping and high volume OLTP business applications, and facilitates faster, easier and less expensive implementations of the initial system as well as subsequent upgrades. In addition to the advantage of a pure client/server architecture, the PeopleSoft solution offers a number of other important features. PeopleSoft applications are designed for ease of use, are integrated with the Microsoft Windows family of products and are compatible with personal productivity applications such as word processors and spreadsheets. PeopleSoft applications also operate over the web using a Java client. PeopleSoft software products are designed specifically for use with RDBMSs, which offer power and functionality superior to flat files, hierarchical, or other the non-relational databases that are generally used with legacy software applications. PeopleSoft's software products are also scaleable, permitting changes in network size, server platforms and other architectural components with minimal disruption. Further, PeopleSoft software products are portable across major RDBMS software and server hardware platforms. PeopleSoft believes that the intuitive design of its software products reduce end-user training requirements and allow end-users and decision makers increased access to critical data not always readily available to them with legacy systems.

CLIENT/SERVER ARCHITECTURE

     With the general availability of Release 7, PeopleSoft's application software products support online transaction management in any of three different modes. In two-tier transaction processing, the presentation logic and interactive application logic are performed on a Windows client, while data intensive application logic and data management functions are carried out on the database server. In three-tier transaction processing, the presentation logic and selected interactive application logic operate on a Windows client, while the balance of interactive application logic and data intensive application logic operates on an application server and data management functions are carried out on a database server. In "three-tier for the Web" transaction processing, the presentation logic operates on a Java based client in a browser ("Web client"), while interactive application logic and data intensive application logic operates on an application server. With the availability of Release 7 and three-tier transaction processing, PeopleSoft's application software products now take advantage of messaging using remote procedure calls which facilitate real-time initiation of certain application logic routines on an application server or database server machine. Customers implement Release 7 application software products using a single or any combination of the above processing options in a single local area or a wide area network environment.

PEOPLETOOLS

     Today's users are demanding system solutions that address specific business needs, facilitate the automation of workflow, are quickly adaptable to changing information requirements and provide for ease of access to information. PeopleSoft addresses this need by providing PeopleTools, a set of integrated development and reporting tools including: (i) Development tools for use by business process or system analysts to rapidly design and deploy custom modifications; (ii) Administration tools for use by systems managers and support staff to improve the efficiency of implementing, operating and upgrading PeopleSoft's applications; (iii) Reporting and Analysis tools for use by application users to easily access, summarize and analyze information; and (iv) PeopleSoft Workflow for use by business process or system analysts and application users to automate business processes in a paperless environment. PeopleTools continues to be used by PeopleSoft to develop most of its application software products, and is a runtime environment. Powerful features and functions which PeopleTools supports include effective date capabilities, extensive security at both a user and object level, and a tree editor for managing hierarchical relationships among data elements. PeopleTools is used to build and modify data tables, design and customize user interface windows, modify user pull-down menus, define security privileges of individual users and operator access to system objects, define and build workflow based processes, process online transactions, and facilitate data importation from other systems into PeopleSoft applications. PeopleTools simplifies system customization and implementation and can help reduce the time and cost of implementing the system. Upgrades to new releases are simplified with a tool which provides an automated comparison of the customer's customized systems to base level systems, and helps define how to install new releases. In addition, PeopleTools provides customers with significant ongoing flexibility to modify their systems quickly and inexpensively, so that internal maintenance costs can be reduced significantly.

RELATIONAL DATABASE MANAGEMENT SYSTEMS

     By utilizing relational databases and designing the system from the ground up, PeopleSoft has been able to develop integrated software products with fully normalized data structures. A fully integrated system provides convenient access to shared data such as department tables, tax rates and organization charts, without requiring users to maintain this information redundantly. Collecting and capturing information once ensures that all data is consistent, readily available and easier to maintain. Through adherence to ANSI Structured Query Language ("SQL"), the industry standard data manipulation language for RDBMSs, and other relational database standards, PeopleSoft's software products are available in a range of environments. PeopleSoft's software products can be licensed for use with the following RDBMSs: IBM's DB2 (MVS/ESA using DDCS connectivity products from IBM, and separately on AIX and OS/400), Informix Corporation's ("Informix") INFORMIX-OnLine Dynamic Server (NT and multiple versions of Unix), Microsoft Corporation's ("Microsoft") SQL Server, Oracle Corporation's ("Oracle") Oracle 8 (NT and over 10 versions of Unix), and Sybase, Inc.'s ("Sybase") System 11 (on multiple versions of Unix). If the customer decides to switch to other PeopleSoft supported RDBMS or hardware platforms, user disruption is usually minimized because only the "back-end" database changes, while the "front-end" application remains the same. No assurance can be given concerning the successful development of PeopleSoft software products on additional platforms, the specific timing of the releases of any future software products, the performance characteristics of PeopleSoft applications on additional platforms or their acceptance in the marketplace.

     Not all software products or release versions of PeopleSoft's software products are currently available on all of the above platforms. Presently, releases or new software products are initially introduced on Oracle with a subsequent release supporting other RDBMS versions. As a result of the complexities inherent in the DB2 environment and the performance demanded by customers in the DB2 environment, the DB2 version requires more lengthy development and testing periods to achieve market acceptance. In addition, there may be future or existing RDBMS platforms which achieve popularity within the enterprise application marketplace and which PeopleSoft may desire to offer its applications thereon. Such future or existing RDBMS products may or may not be architecturally compatible with PeopleSoft's software product design. No assurance can be given concerning the successful porting to new platforms, the specific timing of completion of any such ports or their acceptance in the marketplace.

GRAPHICAL USER INTERFACE

     All PeopleSoft software products share a common graphical user interface ("GUI") based on Microsoft's Windows family of products, which provides a consistent "look and feel" to PeopleSoft's applications, including similar pull-down menus, error handling, system navigation and point-and-click mouse-driven functionality. PeopleSoft Release 7 operates either in a 32-bit architecture on Windows 95 and NT or on browsers certified to run PeopleSoft's Web client. The intuitive nature of GUI-based systems increases productivity and reduces user training requirements. The GUI's ease of use encourages non-technical users to utilize the information system capabilities more fully. In addition, the GUI allows users to integrate enterprise applications and data with other Microsoft Windows-based desktop applications. For example, customers can easily query the system and download data into either a word processing document or a spreadsheet. By leveraging the public's widespread familiarity with personal computers ("PC"), previously difficult access to enterprise information is readily available to the casual employee user, resulting in potentially significant improvements in employee productivity. Web clients, in particular, will enable widespread casual usage throughout organizations to update information, initiate transactions, or obtain information. PeopleSoft has introduced certain application functionality specifically designed for access via its Java based Web client by the casual user.

APPLICATION SECURITY ARCHITECTURE

     PeopleSoft's application software products incorporate extensive security features designed to protect certain sensitive data managed by these applications from unauthorized retrieval or modification. PeopleSoft has developed a security architecture utilizing the capabilities of its own applications, the client operating system software, some of the security features contained in the RDBMS platforms on which the applications run, as well as certain third party security products. To date, PeopleSoft is not aware of any violations of its application security architecture within its installed base.

ELECTRONIC COMMERCE

     PeopleSoft's Web client runs applications over the World Wide Web, the Internet, extranets and intranets. Electronic Data Interchange ("EDI") is supported by the EDI Manager feature to handle transactions based on EDI documents utilizing standard X-12 and EDIFACT formats. The transactions can be passed over the Internet or private extranets. The Message Agent application programming interface allows initiation of PeopleSoft transactions from sources such as electronic forms, electronic mail, touch screen information kiosks and Web browsers.

APPLICATION SOFTWARE PRODUCTS

     At May 31, 1998, PeopleSoft's commercially available application software products include PeopleSoft HRMS 7.5, PeopleSoft HRMS for Public Sector 7, PeopleSoft Financials 7.5, PeopleSoft Financials for Public Sector 6, PeopleSoft Supply Chain Management 7, PeopleSoft Manufacturing 7, PeopleSoft HRMS for the Federal Government 6 and PeopleTools 7. Listed below are the commercially available and beta software products for the following software product lines:

                  CROSS INDUSTRY APPLICATION SOFTWARE PRODUCTS

         HRMS                   FINANCIALS         SUPPLY CHAIN MANAGEMENT
         ----                   ----------         -----------------------
Human Resources          General Ledger             Purchasing
Benefits Administration  Receivables                Inventory
FSA Administration       Payables                   Order Management
Payroll                  Asset Management           Billing
Payroll Interface        Projects                   Product Configurator
Pension Administration   Budgets                    Enterprise Planning
Time and Labor           Treasury                   Order Promising
Stock Administration     Expenses                   Demand Planning
                         Performance Measurement*   Planning DataBridge

                INDUSTRY SPECIFIC APPLICATION SOFTWARE PRODUCTS

                                            HIGHER EDUCATION/STUDENT
             MANUFACTURING                       ADMINISTRATION
             -------------                  ------------------------
Bills and Routings                         Campus Community
Production Management                      Student Records
Cost Management                            Academic Advisement
Engineering                                Financial Aid
Quality                                    Admissions and Recruitment
Production Planning                        Student Financials

---------------
* in beta release

     Building on the functionality and technology in previous releases, PeopleSoft 7.5 delivers a global, comprehensive, and proven enterprise solution that meets the changing business requirements of organizations worldwide, across multiple industries. The following new enterprise software products are currently in beta release: European Payroll and Performance Measurement. No assurance can be given concerning the successful development of enhancements or new modules, the specific timing of completing new releases or new features of software products or the level of their acceptance in the marketplace.

     In a comprehensive offering to help organizations improve both efficiency and effectiveness through business process automation and analysis, PeopleSoft
7.5 includes: (i) global applications and functionality, including global manufacturing and supply chain management, support for European Economic and Monetary Union (EMU) and international accounting practices, and additional global enhancements to support regional and multinational organizations worldwide; (ii) new applications for increased business process efficiency, including the Treasury application suite and new Expenses, Stock Administration, and Quality applications; (iii) strategic applications and functionality with on-line analytical processing (OLAP) capability, including the new Performance Measurement application suite (in beta release), a new Demand Planning application, an enhanced Budgets application, and new total compensation functionality in the Human Resources application; (iv) enhancements throughout the entire enterprise application suite. In addition, PeopleSoft 7.5 marks the introduction of several new Web Client-based self-service applications, including employee expenses, employee time and reporting, and benefits processing; (v) all of the applications and functionality included in release
7.5 take advantage of the proven technology delivered with PeopleSoft 7 in September 1997, including a Web Client, a high-performance three-tier processing option, and OLAP integration; (vi) industry-specific solutions for manufacturing, retail, the federal government, higher education, public sector, healthcare, financial services, service industries, communications, transportation and utilities; and

(vii) DirectPath, PeopleSoft's packaged guidance for rapid implementations and upgrades, will be available in beta release with PeopleSoft 7.5.

     PeopleSoft's software products are generally licensed to end-user customers under non-exclusive, non-transferable, perpetual license agreements. In most cases, PeopleSoft licenses its software products solely for the customer's internal operations. License fees for PeopleSoft's software products are a function of the particular combination of PeopleSoft software products chosen and, the number of employees for HRMS software products, the number of enrolled students for Higher Education software products or revenues of the licensing entity for Financial, Distribution and Manufacturing software products and the number of named users for third party workstation based software tools. All RDBMS platforms are priced the same except for DB2 mainframe versions, which have a higher price. The following range of individual software product license fees includes a single copy of the software, system and user documentation, one year of software product maintenance which includes a one-year software product warranty, limited installation support and limited software product training. Current list prices for license fees for a company with 1,500 employees and revenues of $375 million, can range as follows:

         (IN THOUSANDS)             HRMS      FINANCIALS    DISTRIBUTION    MANUFACTURING    STUDENT
         --------------            -------    ----------    ------------    -------------    -------
Mainframe........................  $99-330     $123-568      $270-1,084       $103-627       $77-420
Other servers....................  $90-300     $112-516      $  245-985       $ 94-570       $70-280

     These prices are subject to upward adjustments on an annual basis in the event the licensee's employee base or revenue base increase beyond certain ranges.

     Prices for PeopleSoft's Supply Chain Management software products are based on the revenues of the licensing entity, beginning at $485,000 for the first server with additional servers priced at 30% of the first server.

     PeopleSoft also offers PeopleTools to PeopleSoft customers who are interested in developing their own custom, internal client/server business applications. License fees for PeopleTools are a function of the number of licensed users, and such fees start at $45,000. The contractual terms of PeopleTools licenses are similar to those for other PeopleSoft applications and generally do not restrict the customer's internal use of PeopleTools.

PEOPLESOFT APPLICATION PRODUCTS -- HUMAN RESOURCE MANAGEMENT SYSTEM (HRMS)

     PeopleSoft HRMS 7.5 is a family of fully integrated human resource management application software products available for a variety of industries. Release 7.5 HRMS software products which are currently commercially available include: Human Resources, Benefits Administration, FSA Administration, Payroll, Payroll Interface, Time and Labor, Stock Administration and Pension Administration. A brief summary of each software product follows:

     PeopleSoft Human Resources. The base human resources software product provides support for the human resource and certain base benefit functions, including workforce administration (employee biographical and job-related information), recruitment, position management, training and development, health and safety monitoring, skills inventory, career and succession. This software product also contains capabilities to perform discrimination testing, EEO and ADA regulatory reporting, benefit plan setup and enrollment, COBRA administration, benefits billing, Family Medical Leave Act administration, multiple job eligibility and coverage calculations, and retroactive benefit/deduction calculations. Additional features include: globalization for managing operations and requirements specific to a country or region, tracking and administering of temporary global assignments, salary planning and budgets, competency management for identifying and analyzing job skills or competencies associated with individuals, jobs, teams and positions, and variable compensation to align the workforce with strategic business objectives, including the administration and tracking of various types of incentive compensation plans. This software product also includes the capability to set up online review by employees of their own selected human resource and benefits information. With this foundation as a building block, the following software products can be added to expand the range of system capabilities.

     PeopleSoft Benefits Administration. The benefits administration software product provides companies with the capability to automate certain of their more sophisticated benefits management processes, including flexible and non-flexible benefits programs that require complex eligibility checking, open enrollment processing, and other automatic enrollment processing capabilities. This application provides for user-defined benefit eligibility criteria, enrollment rules and flexible credit calculations. Companies also have the capability to set up online review by employees of certain of their own benefits information as well as voice-activated open enrollment and event maintenance.

     PeopleSoft FSA Administration. The flexible spending account administration ("FSA") software product provides the capability for companies to manage employee flexible spending accounts for healthcare and dependent care benefits plans. The FSA software product includes capabilities to track and process FSA claims tracking and processing, verify that flexible spending account funds are available and that duplicate claims are not processed, as well as support check preparation for reimbursements.

     PeopleSoft Payroll. The payroll software product provides a full in-house payroll administration and production facility. This application includes processes for payroll calculations, check printing, tax reporting, deduction and benefit calculations, and has comprehensive audit trail and reporting capabilities. Features include: Fair Labor Standards Act overtime calculations, retroactive pay calculations, garnishment processing, online-interactive manual checks, prior period rates, company transfers and complete payroll tax processing information.

     PeopleSoft Payroll Interface. The payroll interface software product provides a bridge between the PeopleSoft HRMS data and third party payroll systems for those companies that use their own payroll system or a payroll service bureau. This interface provides a subset of the capabilities of PeopleSoft Payroll along with enhanced with import facilities.

     PeopleSoft Pension Administration. The pension administration software product provides the capability to automate pension administration functions for qualified, non-qualified, contributory, final pay, career average and cash balance defined benefit plans. This application also provides for flexible, user-defined plan rules and implementation processes, comprehensive calculations, and extensive retiree administration and tracking processes.

     PeopleSoft Time and Labor. The time and labor software product provides a single repository for workforce time and labor tracking and reporting, including exception-only and positive time tracking. This software product supports a variety of time-related business processes, including earnings and tasks, and labor distribution. It also enables recording of information relating to an individual employee that can be expressed in hours.

     PeopleSoft Stock Administration. The stock administration product will enable organizations to efficiently administer stock options and employee stock purchase programs.

     In addition to the above software products, PeopleSoft has extended the functionality of PeopleSoft HRMS through the integration of numerous third party software products including a resume reader from Restrac, tax reporting and filing from Federal Liaison Services and interactive voice processing of benefit, time and personal payroll-related information from TALX Corporation.

PEOPLESOFT APPLICATION PRODUCTS -- FINANCIAL MANAGEMENT SYSTEMS

     PeopleSoft Financials is a family of fully integrated financial management system products available for a variety of industries. Release 7.5 Financials software products which are currently commercially available include: General Ledger, Receivables, Payables, Asset Management, Projects, Budgets, Treasury and Expenses. Performance Measurement is currently in beta release. No assurance can be given concerning the successful development of enhancements or new software products, the specific timing of completing new releases or new software products or the level of their acceptance in the marketplace. A brief summary of each software product follows:

     PeopleSoft General Ledger. The general ledger software product provides financial analysis, flexible management reporting, general ledger accounting and consolidations that enable the user to collect and report financial information based on the organization's unique requirements. Features include: unlimited charts of account (ChartFields) with alternate account codes available to support multinational statutory requirements, unlimited ledger versions (multibooks) allowing transaction level data capture in an unlimited number of currencies, gross and net debit and credit balances, currency precision to 15.3 digits, automatic generation of cross-currency exchange rates, customer-defined ledgers, graphical "tree" maintenance of ChartField elements, flexible calendars, dynamic budgeting, automated journal entry, multi-currency capabilities (including support for the European Monetary Unit (EMU)), automated allocations processing and intercompany journal entries.

     PeopleSoft Receivables. The receivables software product manages the receipt of customer payments, and is designed to improve the organization's ability to collect payments in a timely fashion. Features include: automatic assessment of a customer's payment habits, generation of dunning letters, value-added tax ("VAT") processing, automatic tape lock box processing for electronic processing of high-volume transactions and cash position projections.

     PeopleSoft Payables. The payables software product provides comprehensive accounts payable and cash management functions. Features include: the support of multiple currencies (including the EMU), flexible payment policies, VAT and Goods and Services Tax ("GST") processing, automated three-way matching of receiving including evaluated receipt settlement ("ERS"), integration with PeopleSoft Asset Management and Purchasing to track asset acquisitions, invoice and purchase order data, recurring vendor contracts, express checks, workflow approval for vouchers and cash requirements analysis and planning.

     PeopleSoft Asset Management. The asset management software product manages the acquisition, maintenance, transfer, depreciation and retirement of fixed assets and tax compliance. Features include: asset tracking, maintenance and insurance tracking, flexible depreciation accounting for book and tax purposes, what-if depreciation modeling, and integration with PeopleSoft Payables and Purchasing.

     PeopleSoft Projects. The projects software product integrates operational and financial functions, allowing users to perform a variety of tasks, from managing complex capital projects to calculating revenue for billable projects. This software product was developed with input from experts from a wide range of industries including utilities, aerospace, health care, education, mining and engineering.

     PeopleSoft Budgets. The budgeting software product integrates all aspects of the budgeting process, combining spreadsheets, workflow processing and PeopleSoft reporting and query tools into a centralized budgeting solution. Features include automatic routing, flexible levels of budget detail, access to data from other applications, access to historical data, flexible time spans, status monitoring and reports tailored to user requirements. In addition, the Release 7.5 budget product offers full OLAP capability utilizing Arbor's Essbase software.

     PeopleSoft Treasury. The treasury software product provides a comprehensive and flexible toolset for control over corporate treasury functions. Features include: flexible cash management and front office functions such as deal capture, deal modeling, market monitoring and management reporting, position management, and in-house bank administration.

     PeopleSoft Expenses. The expenses software product integrates all aspects of the travel and entertainment reimbursement process providing tight control over expense management processing while enabling timely and efficient employee reimbursement. Features include: the flexibility to enable travelers to use their own PCs to enter expense reports outside of the network and then submit them for approval and processing later, direct input from credit card companies, or centralized input of employee receipts submitted by travelers. This software can be integrated with the General Ledger and Payables for reporting and disbursements and will contain workflow capabilities for review and approval.

     PeopleSoft Performance Measurement (Beta Release). The performance measurement software product is an application suite which helps organizations measure performance and support decision making throughout the enterprise with activity-based costing, economic value-added calculations, and the capability to determine profitability by customer, product and channel.

PEOPLESOFT APPLICATION PRODUCTS -- SUPPLY CHAIN MANAGEMENT

     PeopleSoft Supply Chain Management solution consists of fully integrated distribution software products providing optimum materials and supply chain management. From materials procurement through complex outbound logistics, PeopleSoft Supply Chain Management uses the latest technology for the supply chain and to streamline business processes. Release 7 Supply Chain Management software products which are currently commercially available for the commercial sector are: Purchasing, Inventory, Billing, Order Management, Enterprise Planning, Order Planning, Demand Planning, Planning DataBridge, and Product Configurator. A brief summary of each software product follows:

     PeopleSoft Purchasing. The purchasing software product automates requisitioning, purchasing and receiving of raw materials, supplies, services, products and assets, streamlines purchasing functions through on-line requisitioning, automated sourcing, and application integration and enables buyers to manage vendor selection and ongoing contracts more efficiently and cost effectively. Features include: simplified paperless receiving which also supports advanced shipment notifications ("ASN") via EDI, payment generation without invoices using evaluated receipt settlement, and automatic receipt requisitions from third party form providers.

     PeopleSoft Inventory. The inventory software product provides the ability to efficiently store and issue stock in response to changing demands, accurately track the movement of stock on a real-time basis, and automatically replenish stock as needed. Features include inventory set up based on organizational structures, costing and valuation management, warehousing space and stock management, schedule replenishment and distribution, inventory time levels maintenance, material put away management, fulfillment of orders, item identification, lot and serial number tracking, local planning and reporting on inventory data.

     PeopleSoft Billing. The billing software product offers a flexible, modular approach for managing billing and adjustments, processing sales taxes, generating invoices, and creating account distributions. Organizations can create an enterprise-wide billing information repository, streamline the billing process, and customize billing requirements. The unique modular approach opens PeopleSoft Billing to allow the billing process to be driven by any number of PeopleSoft and non-PeopleSoft billing sources. Features include: integration with PeopleSoft General Ledger and Order Management, ChartField combination edits, support of Canadian sales and use taxes and automated RMA credit generation.

     PeopleSoft Order Management. The order management software product handles the complete range of order processing requirements. Features include: rapid online order entry, alternative order entry methods, workflow, EDI, electronic forms, multimedia attachments, online ATP, quotation processing, alternate product lists, credit card enabling that is integrated with PeopleSoft Billing, flexible pricing and commissions, and contract management.

     Enterprise Planning. This intelligent supply chain optimization application creates a total view of the enterprise. Beyond just manufacturing planning, it includes true constraint-based replenishment planning, featuring sourcing rules, inventory stocking policies, transfer options, and plan requirements for each location in the supply chain. Enterprise Planning uses in-memory models and simultaneous constraint-based optimization technology and automatically recommends replenishment via make, buy, or transfer and alerts the user to any problems. Multiple what-if scenarios may be created to assist the planner in effectively selecting the best plan to execute.

     PeopleSoft Order Promising. This event-driven, real-time order promising application works in concert with an ERP system to evaluate production capability to meet customer demand. It evaluates both material and capacity at multiple levels of the enterprise. Order Promising maintains connectivity with ERP order management systems for real-time confirmation of promise dates.

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     PeopleSoft Demand Planning. PeopleSoft Demand Planning combines advanced decision support techniques with multi-user collaboration to develop enterprise-feasible forecasts. Techniques include statistical and causal forecasting, workflow-driven forecast collaboration, and rapid "what-if" analysis of production capability when used with PeopleSoft Enterprise Planning or Production Planning.

     PeopleSoft Product Configurator. The configurator software product is a highly efficient solution to selling, producing, and tracking individually configured products in a make-to-order or assemble-to-order environment. Features include: built-in rules types to prompt and validate order entry, price and cost items based on order data, calculation of ship dates, sales order to workorder tracking, and creation and tracking inventory lots of configured products.

     PeopleSoft Planning DataBridge. The Planning DataBridge allows users of PeopleSoft Production Planning and PeopleSoft Enterprise Planning to integrate to other third party transaction systems. The DataBridge provides a flexible data mapping function which enables users to model their manufacturing and distribution data for effective material and capacity planning.

PEOPLESOFT APPLICATION PRODUCTS -- MANUFACTURING

     PeopleSoft Manufacturing is a family of fully integrated software products designed for discrete manufacturers. Release 7 Manufacturing software products which are commercially available include: Bills and Routings, Production Management, Cost Management, Engineering, Quality and Production Planning. A brief summary of each software product follows:

     PeopleSoft Bills and Routings. The bills and routings software product provides all the features and functionality required to dynamically maintain complex bills of material ("BOM"), resources, work centers and routings. Features include: tight integration with PeopleSoft Engineering enabling BOM transfers, integration with engineering change orders ("ECO") as well as interfaces to PeopleSoft Production Planning and Enterprise Planning software products.

     PeopleSoft Production Management. The production management software product synchronizes planning and execution throughout the enterprise. Features include: ability to manage production using discrete orders or production schedules, automatic conversion of planning orders to production, multiple methods of issuing material to production, including automatic replenishing using workflow, flexibility in recording assembly completions by operation or at production completion, along with assignment of serial and lot numbers and full support of configured production. Full production documentation includes component lists, operation lists, and dispatch reports.

     PeopleSoft Cost Management. The Cost Management software product provides control and flexibility to manage costs throughout the supply chain. This software product focuses on determining, analyzing, and managing product costs and on accounting transactions that affect inventory balances. Features include: the ability to perform cost simulations, update production costs with a corresponding revaluation of inventory, and flexible overhead applications methods. An unlimited number of user-defined cost elements provide the option to maintain item costs at a very detailed or summarized level. Once costs are determined, they can be compared against actual performance for variance analysis. All inventory transactions are captured and posted to the general ledger as transactions occur, or at selected intervals, such as hourly, daily, weekly or monthly.

     PeopleSoft Engineering. The engineering software product provides the ability to manage product introduction and change processes throughout the enterprise. Features include: creation of engineering change requests ("ECRs") and ECOs with change process support, seamless document management integration, integration with PeopleSoft Cost Management and Bills and Routings, and what-if modeling in a non-production environment.

     PeopleSoft Quality. The Quality software product, provides a structured quality environment, combining online Statistical Process Control ("SPC") data collection with the power of a relational database for unparalleled quality analysis and reporting. Features include: easy-to-use interface for the collection of process and control data, real-time feedback to analyze quality data using charts, graphs and statistics, and fully customizable control chart formulas and tests.

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     PeopleSoft Production Planning. This interactive factory planning system enables planners to optimize their manufacturing operations. The in-memory model considers material and capacity constraints. It can also create multiple plans for investigation of alternative scenarios, support real-time planning using capable-to-promise functionality, and display material and capacity information at both a summary and detailed level. Interactive Gantt charts provide the ability to manually adjust schedules or have the system automatically repair material and capacity problems.

PEOPLESOFT HIGHER EDUCATION/STUDENT ADMINISTRATION

     PeopleSoft's Higher Education/Student Administration is a suite of six software applications tailored to meet the specific needs of higher education institutions and includes the advanced technology and features available in PeopleSoft 7. PeopleSoft Student Administration software products which are currently commercially available include: Campus Community, Student Records, Academic Advisement, Financial Aid, Admissions and Recruitment, and Student Financials. A brief summary of each software product follows:

     Campus Community. The campus community application captures and unifies prospect, applicant, student, alumni and employee records by allowing for a common database across the institution. This application streamlines internal communications management and provides complex global searches and tracking of all individuals and organizations associated with the college or university.

     Student Records. The student records application expedites complex academic administrative tasks such as catalog and class schedule maintenance, enrollment requisite and conflict checking, multiple grading systems, multiple concurrent academic careers and academic programs, wait list management and tracking, and automated transfer credit evaluation.

     Academic Advisement. The academic advisement application provides automated analysis of student progress toward completion of academic requirements. This application allows students and advisors to easily understand, navigate and track degree progress. The academic advisement application also provides what-if analysis and tailored academic programs for each student.

     Financial Aid. The financial aid application integrates workflow to streamline applications processing, assignment of student budgets, needs analysis, fund disbursement, and compliance with federal regulations and grant applications. This application also allows automated Direct and FFELP Loan processing and automated aid packaging.

     Admissions and Recruitment. The admissions and recruitment application captures all information relating to specific candidates, admitted students, recruiter management, event management, concurrent prospect and applications records, and automated admissions decisions.

     Student Financials. The student financials application unifies all the rules a college or university has regarding fees and tuition, making possible innovative tuition calculation, cashiering, third party processing, collections and profitability tracking.

PEOPLESOFT APPLICATION DEVELOPMENT AND PRODUCTIVITY TOOLS -- PEOPLETOOLS

     PeopleSoft includes a restricted use license to PeopleTools with each PeopleSoft application software product licensed. PeopleTools 7 includes the following application development tools:

     Development Tools: Business process analysts use the following tools to design, prototype and deliver custom modifications and system extensions:

          Application Designer. Application Designer is an integrated development environment which allows users to view and edit a list of applications objects through an MDI interface. It also allows modified objects to be moved into production through PeopleSoft's upgrade process. The Application Designer integrates the following tools:

          Data Designer. Data Designer is used to build new table definitions, to add, drop or modify fields in existing tables and to facilitate field editing. In addition, Data Designer includes PeopleCode, a

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     programming language similar to Visual Basic which is used for custom field-level calculations, edits, defaults and programming routines which minimizes complex coding inherent with standard computer languages.

          Panel Designer. Panel Designer is used to build or modify GUI-based query and data entry screens.

          Menu Designer. Menu Designer is used to build or modify application windows and pull-down menus in a graphical user interface environment.

          Business Process Designer. Business Process Designer comprises the tools used to design and build business processes, including workflow rules and routings.

          Application Upgrader. Application Upgrader facilitates customer upgrades to successive releases of the applications with retention of the function and feature modifications made by the customer.

          Object Security. Object Security allows read or modification access to individual objects and groups of objects, including tables, panels, menus or tree structures.

          Application Reviewer. Application Reviewer works as a debugger to help systems analysts perform problem identification and resolution prior to placing a modified system into production.

          Application Processor. Application Processor builds panels from stored application objects. An image of the objects in memory is written to local storage for reuse, but is automatically updated if changed on the server.

          EDI Manager. EDI Manager is used to define the data mappings for electronic data interchange.

     Administration Tools: Information systems managers and support staff use the following tools to improve the efficiency of implementing and operating PeopleSoft's software applications:

          Application Installer. Application Installer automates the application installation process in various client/server network environments, facilitating easier navigation through the many hardware, database, and connectivity variables that affect PeopleSoft applications.

          Data Mover. Data Mover archives and retrieves archived data stored in PeopleSoft application databases.

          Operator Security. Operator Security controls the scope and level of data accessibility provided to individuals and classes of users.

          Mass Change. Mass Change is a SQL generator used to develop and perform custom applications. Through Mass Change, a developer can set up a series of insert, update or delete SQL statements that the end user can execute to perform business functions.

          Import Manager. Import Manager speeds the loading of data generated by other systems into the RDBMS server for access by PeopleSoft's application software products.

          Process Scheduler. Process Scheduler streamlines the execution of routine tasks and controls time-based events from distributed clients by running, on the client or server, batch processes or programs such as journal creation, payroll processing, voucher posting and other reports without requiring additional user interaction.

     Reporting and Analysis Tools: The following tools are used by application users to easily access, analyze and report information:

          PS/nVision. PS/nVision integrates PeopleSoft applications with Microsoft Excel in the production of financial statements, responsibility reports and other ad hoc financial reports and analyses.

          Tree Manager. Tree Manager builds hierarchical relationships between different data elements within a given table, such as among departments or accounts.

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          Peoplesoft Query. PeopleSoft Query builds SQL queries which extract and summarize information from an application's database.

          Query Link. Query Link provides a PeopleSoft Query interface to Crystal Reports Pro, a versatile report designer and formatter from Crystal Services. Through Query Link, data can be quickly and easily formatted with a variety of fonts, borders and other special effects or imported into a spreadsheet such as Microsoft Excel for further analysis.

          Cube Manager. Cube Manager is used to map data between PeopleSoft databases and hyperdimensional cubes using online analytical processing ("OLAP").

     Peoplesoft Workflow Tools: PeopleSoft Workflow is a suite of tools that significantly extends the range of business tasks that can be automated. The following are PeopleSoft Workflow tools:

          Workflow Processor. Workflow Processor is a suite of online agents that run and control the workflow in business processes. Once business processes are defined, agents are created which perform the business process tasks.

          Peoplesoft Navigator. The Navigator is a graphical browser which provides application users with a graphical map of the business processes they participate in and enables them to navigate, or select, application panels by clicking on activities they need to perform.

          Database Agent. The Database Agent monitors the PeopleSoft database to identify items that need to enter workflow for processing.

          Message Agent. The Message Agent processes messages sent to PeopleSoft by external systems such as IVR, E-mail such as Lotus Notes or Microsoft CC-Mail, Internet, intranet, extranet and kiosks. It provides an Application Program Interface ("API") that enables third party systems to integrate with PeopleSoft.

          Worklists. Worklists are ordered lists of work a person or department has to process. The list is sent to the correct person in priority order as defined using the Business Process Designer.

          Workflow Administrator. The Workflow Administrator provides capability to access, monitor, analyze and control workflow applications.

SALES AND MARKETING

     PeopleSoft markets and licenses its software products in most major world markets primarily through a direct sales organization of 1,206 employees as of March 31, 1998. The direct sales organization is based over 20 field sales offices located in major metropolitan areas throughout the United States with international sales activities performed out of PeopleSoft's offices in Toronto, Vancouver, Ottawa, and Montreal, Canada; Amsterdam, the Netherlands; Paris, France; Reading, England; Munich, Germany; Mexico City, Mexico; Sydney, Perth and Melbourne, Australia; Auckland, New Zealand; Buenos Aires, Argentina; Sao Paulo, Brazil; Tokyo, Japan; Madrid, Spain; Johannesburg, South Africa; and Singapore. Most of PeopleSoft's licenses for PeopleSoft software products to date have been in the U.S. and Canada, and a significant portion of international sales have been to overseas affiliates of a customer's U.S. based enterprise. To augment its direct sales channel, PeopleSoft has or had: (i) a teaming agreement with Andersen Consulting to address the PeopleSoft HRMS and PeopleSoft Financials requirements of state and local government agencies; (ii) entered into a systems integration agreement with Shared Medical Systems Corporation ("SMS"); and (iii) utilized third party distributors and system integrators in various countries where it does not have a direct sales force. Further details concerning the Andersen Consulting agreement and the SMS agreement are set forth below.

     In support of its sales force, PeopleSoft conducts comprehensive marketing programs which include telemarketing, direct mail, public relations, advertising, seminars, trade shows and ongoing customer communication programs. The sales cycle begins with the generation of a sales lead, or often the receipt of a request for proposal ("RFP") from a prospect, which is followed by qualification of the lead, an analysis of the

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customer's needs, response to an RFP (if solicited by the customer), one or more presentations to the customer, customer internal sign-off activities, and contract negotiation and finalization. While the sales cycle from customer to customer varies substantially, the sales cycle has historically required six to twelve months.

     Generally, customers obtain separate licenses for the underlying database management systems directly from the RDBMS vendors, however, PeopleSoft may also sublicense runtime versions of Oracle's, Sybase's or Informix's RDBMSs and certain connectivity software products to its customers, and in some cases, has made royalty prepayments under these agreements. In addition, PeopleSoft incorporates SQRIBE Technology Corporation's ("SQRIBE") SQR, ReportMate, Seagate's Crystal Report Writer, BEA's Tuxedo and Jolt Middleware, Cognos' Powerplay, Select Software's data modeling and process modeling tools, and Rational's SQA Robot with all of its software products. PeopleSoft has sublicensing arrangements with Microsoft, Oracle, Informix, SQRIBE, Seagate, BEA, Cognos, Select Software, Folio Corporation and Rational and accordingly, PeopleSoft must rely on the strength of such companies' trademarks, trade secrets, contractual arrangements, copyrights and patents for protection and continued usage of such intellectual property by PeopleSoft. Termination of the relationship with any of these companies could adversely effect PeopleSoft's software product offerings and ability to generate revenue software application license sales.

     A key aspect of PeopleSoft's sales and marketing strategy is to build and maintain strong working relationships with businesses PeopleSoft believes play an important role in the successful marketing of its software products. PeopleSoft's customers and potential customers often rely on third party system integrators to develop, deploy and manage client/server applications. These include: (i) RDBMS software vendors (such as Informix, Microsoft, Oracle and Sybase); (ii) hardware vendors (such as Digital Equipment Corporation, Compaq Computer Corporation, Hewlett Packard Corporation, IBM, Sequent Computer Systems, Inc. and Sun Microsystems, Inc.) which offer both hardware platforms and, in the case of IBM, proprietary RDBMS products on which PeopleSoft's software products run; (iii) technology consulting firms and systems integrators (such as Andersen Consulting, IBM's ISSC, Deloitte & Touche LLP, Coopers and Lybrand LLP, KPMG Peat Marwick LLP, and Price Waterhouse LLP) some of which are active in the selection and implementation of large information systems for the information-intensive organizations that comprise PeopleSoft's principal customer base; and (iv) benefits consulting firms (such as Towers Perrin, Wyatt Co. and William M. Mercer & Co.) that are active in the implementation of human resource management systems. PeopleSoft believes that its marketing and sales efforts are enhanced by the worldwide presence of these companies. PeopleSoft has conducted several joint marketing and sales programs with these vendors and other technology and software partners, including seminars, direct mail campaigns and trade show appearances. However, there can be no assurance that these companies, most of which have significantly greater financial and marketing resources than PeopleSoft, will not start, or in some cases increase, the marketing of business application software in competition with PeopleSoft, or will not otherwise discontinue their relationships with or support of PeopleSoft. If PeopleSoft or its partners are unable to adequately train a sufficient number of consulting personnel to support the implementation of PeopleSoft's software products, demand for these products could be adversely affected. In addition, PeopleSoft's software application architecture, including PeopleTools, may facilitate reduced implementation costs for customers compared to the competitive alternatives from Oracle and SAP. Therefore, systems integrators may actually generate lower integration fees when implementing PeopleSoft applications when compared to competitive offerings.

     Due to the foregoing factors, it is possible that in a future quarter or quarters, PeopleSoft's operating results could not meet the published expectations of certain public market financial analysts. In such an event, the price of PeopleSoft' Common Stock would very likely be materially adversely affected.

RELATIONSHIP WITH ANDERSEN CONSULTING

     Under an exclusive five year teaming agreement executed in October 1993, PeopleSoft and Andersen Consulting are developing extensions to PeopleSoft's software products and jointly marketing and delivering financial and human resource client/server enterprise software solutions to state and local government and public sector organizations in North America. Under the terms of the agreement, PeopleSoft licenses its software application products directly to the customer, refers consulting services exceeding certain amounts to Andersen Consulting, and will pay Andersen Consulting a royalty based on the amount of the license fee.

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PeopleSoft's 1996 and 1997 contracting activity included approximately $32.7 million and $111.9 million respectively in contracts which were subject to this agreement.

     In June 1997, PeopleSoft and Andersen Consulting announced a new strategic alliance to develop an integrated financial management system designed specifically to address the unique needs of the U.S. Federal Government. Under the terms of the agreement, Andersen Consulting will contribute certain resources to the joint development effort, both parties will team together on certain sales opportunities, PeopleSoft will license its software application products directly to the customer, and PeopleSoft will pay Andersen Consulting a royalty based on the amount of the license fee. As of December 31, 1997, the software product was under development and there were no license agreements which would be subject to this agreement. Subsequent to completing the development of the initial version of this software product suite, PeopleSoft will be required to obtain General Services Administration ("GSA") certification that the software products meet certain minimal functional requirements in order to market these products to agencies of the U.S. Federal Government. No assurance can be given that this software product development effort will be successfully completed or such certification will be obtained.

RELATIONSHIP WITH SMS

     In August 1995, PeopleSoft and SMS entered into a systems integrator agreement whereby PeopleSoft appointed SMS as a distributor of certain PeopleSoft HRMS and Financials software products. The term of the agreement is ten years, with the possibility of annual renewals thereafter. SMS has the right to market/sublicense such software products in the United States and Puerto Rico to a defined base of SMS existing end users, and in conjunction with the distribution of SMS' software products, to other entities in the health care industry. Except in certain situations, SMS has exclusive distribution rights to SMS's end users. SMS also obtained the right to use certain software products of PeopleSoft HRMS and Financials software products and PeopleTools for general development in support of SMS's internal operations. Pursuant to the terms of the agreement, PeopleSoft has provided termination notice to SMS on March 19, 1998. SMS contested the notice of termination and pursuant to the agreement, the parties tendered the dispute to an arbitration panel. As of July 8, 1998, there had been no resolution of the termination dispute and the arbitration proceeding is still pending.

INTERNATIONAL OPERATIONS

     During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, PeopleSoft's international revenues were approximately 16%, 16%, 15% and 15% of total revenues, respectively. International revenues from each geographic region were less than 10% of total revenues. PeopleSoft operates in one industry segment, the development and marketing of computer software products and related services, and markets certain of its software products to a variety of industries through foreign subsidiaries located in Canada, the United Kingdom, the Netherlands, Germany, France, Spain, Belgium, South Africa, Mexico, Argentina, Brazil, Australia, Singapore, Hong Kong, Japan and New Zealand. In addition, PeopleSoft also markets through distributors in the Asia/Pacific region. The international revenue percentages above understate the relative size of PeopleSoft's international installed base because U.S. based companies frequently acquire the rights to utilize PeopleSoft's software products in locations outside of the United States, although PeopleSoft does not generally report any portion of the revenues associated with these agreements as international revenues.

SERVICES AND CUSTOMER SUPPORT

     PeopleSoft believes that a high level of customer service is required to be successful in the client/server marketplace due to the number of different hardware and software vendors involved in an implementation and the inherent complexity of the architecture. PeopleSoft also believes that the opportunity exists to differentiate itself from competitors on a service level due to the demanding service requirements of this market. PeopleSoft's customer service staff consisted of 2,456 employees as of March 31, 1998.

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     Service revenue consists primarily of software support (maintenance) fees, customer training fees, consulting fees, and other miscellaneous fees. Services revenues constituted 41%, 44%, 47%, and 51% of PeopleSoft's total revenues during the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively. Service revenue may fluctuate due to, but not limited to, changes in levels of consulting activity, the related satisfaction of significant agreement milestones, and satisfaction of PeopleSoft's revenue recognition criteria. In addition, seasonality impacts training and installation revenue, both of which tend to follow license fees by approximately one quarter.

     PeopleSoft's service and support for each customer is coordinated by at least one account manager. The account manager is responsible for working with the customer in areas such as implementation and upgrade project planning and management, and providing information and advice on PeopleSoft software products, services and partnerships. Additionally, the account manager coordinates ongoing training, consulting and support services. Such services include the following categories:

SOFTWARE MAINTENANCE AND SUPPORT

     PeopleSoft provides 24-hour hot-line telephone support, staffed with a group of experienced professionals and supported by a computerized call tracking and problem reporting system. PeopleSoft has provided internet access to this hotline as an alternative to telephone bound service since August of 1995. PeopleSoft supports worldwide operations with hubs in North America, Europe and the Asia/Pacific region. This service provides subscribing customers with company news, direct access to other PeopleSoft subscribing customers, the ability to download and apply software product fixes and access to an online troubleshooting database.

     Initial software product license fees include the first year of maintenance support. Thereafter, ongoing maintenance contracts are offered to customers, and are renewable on an annual basis. The maintenance agreement entitles the customer to software product enhancements or upgrades released during the term of the maintenance agreement, an assigned account manager, and 24-hour hot-line telephone support. Annual maintenance fees are generally based on 17% of the then current list price of the software products under license by a customer. To date, well over 90% of all customers have renewed their maintenance contracts.

CUSTOMER EDUCATION AND TRAINING

     PeopleSoft offers comprehensive education for key groups affected by the implementation of PeopleSoft technology (executives, the project team and application users) with the goal of ensuring each customer's success with PeopleSoft's software products. Training is also available for third party consultants. PeopleSoft's educational programs include instructor-led classes, computer-based training, and extensive end user training that also serves as an electronic performance support system.

     Instructor-led training is provided in training facilities leased by PeopleSoft in several major metropolitan areas around the world and can also be delivered on the customer's site for a fee plus travel expenses. PeopleSoft's fees for instructor-led, project team training are generally priced at $450 per training unit (representing one student day of training). PeopleSoft offers price reductions for volume advanced purchases of training units. PeopleSoft's pricing for end user training varies based on the number of employees at the customer company and the number of training modules purchased.

CONSULTING SERVICES

     PeopleSoft offers a variety of consulting services to its customers including system product implementation assistance and planning, project planning and strategy, upgrade implementation, electronic commerce, workflow or OLAP deployment, and minor software product enhancements. PeopleSoft has several technology labs which currently concentrate on upgrading customers from one PeopleSoft release to the next. Additionally, PeopleSoft has a Year 2000 lab which specializes in rapid customer implementations and the development of tools, templates and methodologies to assist our customers and partners in similar efforts. PeopleSoft frequently works closely with third party consulting and systems integration firms such as Andersen Consulting, Deloitte & Touche LLP, KPMG Peat Marwick LLP and Price Waterhouse LLP who provide the customer with a full range of reengineering, customization and project management services.

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These third party consulting firms have also licensed PeopleSoft applications to develop programs to support customers implementing PeopleSoft's software products. During the past year PeopleSoft significantly expanded its consulting services group to meet growing customer demands for such services. There can be no assurance that PeopleSoft will be successful in further expanding its consulting services group, or that revenues from consulting services will in fact increase, or be profitable.

COMPETITION

     The market for business application software is intensely competitive. PeopleSoft faces competition from a variety of vendors who provide products in one or more of the following areas: enterprise application software, financial management and accounting application software, HRMS application software, supply chain management application software, manufacturing application software, higher education application software, other industry specific software, and application development software tools. In addition to existing competitors, other software vendors may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, products that compete with PeopleSoft's products; and most of the customers in PeopleSoft's market could internally develop their own solutions using third party consultants or their own corporate information technology departments. Although PeopleSoft believes its success has been due in part to its early emphasis on the client/server architecture, virtually all of PeopleSoft's competitors now offer software products based on a client/server architecture. Consequently, competitive differentiators now include more subtle architectural and technological factors, such as Web enablement, enterprise product breadth and individual software product features, service reputation, software product flexibility, ease of implementation, international software product version availability and support, and price.

     In the enterprise application software market, PeopleSoft faces significant competition from SAP, Oracle and Baan and to a lesser degree, Dun & Bradstreet Software (now operating as two separate divisions of Geac Computer Systems, Inc.), Computer Associates International, Inc. and other companies such as System Software Associates who previously focused primarily on the AS/400 marketplace. In this market, the chief competitive factors include the breadth and completeness of the enterprise solution offered by each vendor, the extent of product integration across the enterprise solution and the availability of localized software products and technical support in key markets outside the United States. Primarily due to their significant worldwide presence and longer operating and product development history, both SAP and Oracle have certain competitive advantages over PeopleSoft in each of these areas. In addition, both SAP and Oracle have substantially greater financial, technical and marketing resources, and a larger installed base than PeopleSoft. Furthermore, Oracle's RDBMS is a supported platform underlying a significant share of PeopleSoft's installed applications, and Oracle has in the past demonstrated significant account control over many of these RDBMS customers.

     PeopleSoft also faces competition from providers of HRMS software products, including Cyborg, Lawson, Integral Systems, Inc., InPower and Ceridian, and from providers of financial management systems software products, including Hyperion, Computron Software, Inc., Lawson Associates and other smaller companies. In addition, ADP, Inc. and Shared Medical Systems, Inc. ("SMS") have the right to sublicense certain PeopleSoft software products in competition with PeopleSoft's marketing efforts in selected markets.

     As PeopleSoft increases its offerings of industry specific applications, PeopleSoft expects to encounter additional competitors who have traditionally focused only on specific vertical markets. In addition to the specific markets mentioned below, PeopleSoft expects to compete with vendors offering application software products specifically in the Higher Education market, Healthcare market, Financial Services market, Utilities market and possibly others.

     In the manufacturing software application markets, in which PeopleSoft recently began competing, PeopleSoft faces competition from several of its existing competitors including those listed immediately above and others such as QAD, Ross Systems and J.D. Edwards, and a large number of niche competitors already in the manufacturing markets.

     In the emerging supply chain planning and optimization software solutions market, in which PeopleSoft now competes since its acquisition of Red Pepper Software Company in 1996, PeopleSoft faces several current

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and potential competitors including: (i) companies such as i2 Technologies,
Manugistics, and Numetrix Software which have developed or are attempting to develop advanced planning and scheduling software products which complement or compete with MRP solutions; (ii) other companies that provide specialized planning and scheduling software for niche markets, including Chesapeake Systems, Waterloo Manufacturing Software, MAPICS, Inc. (formerly Marcam Corporation), Marcam Solutions, Inc. and Cap Logistics; and (iii) other enterprise application software vendors such as SAP and Baan.

     In addition, as the Year 2000 approaches, enterprises may consider outsourcing options including data center outsourcing and service bureaus as viable alternatives to purchasing PeopleSoft's software products which may result in increased competition from outsource services including Computer Science Corporation, Electronic Data Systems Corporation, IBM, ADP, Ceridian, and other smaller companies.

     Intense competition could potentially lead to increased price competition in the market, forcing PeopleSoft to reduce prices which may result in reduced gross margins and loss of market share by PeopleSoft which therefore, could materially adversely affect PeopleSoft's business, operating results and financial condition. In recent quarters, PeopleSoft has observed increasingly aggressive pricing practices on the part of its major competitors, in particular SAP and Oracle. There can be no assurance that PeopleSoft will continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors.

SOFTWARE PRODUCT DEVELOPMENT

     Since inception, PeopleSoft has made substantial investments in research and software product development. Through the end of 1994, substantially all of PeopleSoft's software products have been developed by its internal development staff. Beginning in 1995, PeopleSoft increased the purchasing and licensing of third party software products. PeopleSoft believes that timely development of new software products, enhancements to existing software products and the acquisition of rights to sell or incorporate complimentary technologies and products into its software product offerings, is essential to maintain its competitive position in the market. The applications software market is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and rapidly evolving industry standards. For example, in order to gain broad market acceptance, PeopleSoft maintains product availability across a number of RDBMS platforms. PeopleSoft believes that software product development is most effectively and expeditiously accomplished by small teams comprised of relatively senior people who are focused on certain software product areas. Accordingly, PeopleSoft's development organization is comprised of small, focused development groups assigned to each of the software products within the primary software product areas: PeopleSoft HRMS, PeopleSoft Financials, PeopleSoft Financials for the Public Sector, PeopleSoft Human Resources for the Federal Government, PeopleSoft Distribution, PeopleSoft Manufacturing, Supply Chain Planning, PeopleSoft Student Administration and PeopleTools. This development is typically undertaken in a single RDBMS environment on a workstation-based LAN. In addition, PeopleSoft utilizes a platforms group which is responsible for porting and testing PeopleSoft's software products on other RDBMS and hardware server environments. PeopleSoft's documentation group develops the user and system administration documentation for each software product. PeopleSoft utilizes a common technology and technical approach in the development of all application products. Significant application development is performed using PeopleTools.

     PeopleSoft's current focus in application development is to expand the functionality and breadth of PeopleSoft's software product offerings by (i) enhancing workflow capabilities; (ii) developing new software products and adding new functionality to existing software products including global product requirements and translated releases of global products, and industry specific functionality; (iii) supporting joint development arrangements under which certain vertical market applications may be developed; and (iv) adding certain architectural extensions. PeopleTools development activities have emphasized the continued evolution of a distributed processing architecture, graphical user interface and navigation enhancements, increased OLAP and electronic commerce capabilities, and functionality and utilities to support the application development activities in PeopleTools. There can be no assurance that such development efforts will result in its products, features or functionality or that software products, features or functionality that are developed will be accepted by the market.

     Building on the functionality and technology in previous releases, PeopleSoft 7.5, which was release during the second quarter of 1998, delivers a global, comprehensive, and proven enterprise solution that meets the changing business requirements of organizations worldwide, across multiple industries. Performance Measurement is currently in beta release. No assurance can be given concerning the successful development of enhancements or new modules, the specific timing of completing new releases or new features of software products or the level of their acceptance in the marketplace.

     PeopleSoft's product development staff consisted of 1,004 employees as of March 31, 1998. PeopleSoft's total product development expenses were approximately $38.6 million, $70.7 million, $129.6 million and $42.9 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively. In addition, PeopleSoft capitalized software development costs of $2.4 million, $3.7 million, $2.5 million and $.7 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, respectively. Capitalized software development costs are amortized over the estimated useful life of the software product beginning with general availability for a period not to exceed five years. Total capitalized software development amortization, which is charged to cost of license fees, amounted to $1.7 million in 1995, $1.6 million in 1996 and $4.0 million in 1997 and $1.1 million for the three months ended March 31, 1998. In addition, in November 1996, PeopleSoft recorded a one time charge of $22.5 million for in-process research and development related to the purchase of PeopleSoft Manufacturing, Inc. ("PMI").

     PeopleSoft entered into development arrangements in 1995 and 1997 for the purpose of developing the Student Administration software applications which were commercially released in December 1997. Under these agreements, PeopleSoft is the exclusive remarketer of the Student Administration software products, and pays a royalty to the third parties based on license fees received from end user licenses of these software products. All ownership rights and interests in the software will transfer to PeopleSoft, upon the later of five years from the commercial release of the applications or when $17 million in cumulative royalties have been paid to the third parties.

     In January 1997, PeopleSoft entered into a development and marketing agreement with Intrepid. Under the arrangement, Intrepid ported its merchandise management system software product suite for retail management ("Evolution") to PeopleTools and integrated these applications with PeopleSoft's general ledger and accounts payable software products. The companies jointly marketed a retail enterprise solution including PeopleSoft HRMS and Financial software applications and Intrepid's Evolution and decision support software product suites. Concurrent with the execution of the agreement, PeopleSoft separately acquired a minority equity interest in Intrepid.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS, LICENSES AND PRODUCT LIABILITY

     PeopleSoft regards certain aspects of its internal operations, software and documentation as proprietary, and relies on a combination of contract, patent, copyright, trademark and trade secret laws and other measures to protect its proprietary information. PeopleSoft received its first patent in June 1995 and its second patent in August 1995. In July 1996, PeopleSoft received title to a third patent as part of a teaming and development agreement. In May and June of 1998, PeopleSoft received title to its fourth and fifth patents emanating from the Red Pepper Software technology. PeopleSoft also has two additional patent applications pending. There can be no assurance that any issued patents will result from such applications or that, if issued, such patents will provide any meaningful competitive advantage. Existing copyright laws afford only limited protection. PeopleSoft believes that, because of the rapid pace of technological change in the computer software industry, patent, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of PeopleSoft's employees, frequent software product enhancements and the timeliness and quality of support services. There can be no assurance that these protections will be adequate or that PeopleSoft's competitors will not independently develop technologies that are substantially equivalent or superior to PeopleSoft's technology. Many customers of PeopleSoft are beneficiaries of a source code escrow account arrangement to enable the customer to acquire a future limited right to use PeopleSoft's source code solely for their internal provision of maintenance services. This possible access to PeopleSoft's source code may increase the likelihood of misappropriation or other misuse of PeopleSoft's intellectual property. In addition, the laws of certain countries in which PeopleSoft's software products are or may be licensed do not protect PeopleSoft's software products and intellectual property rights to the same extent as the laws of the United States.

     PeopleSoft does not believe its software products, third party software products that PeopleSoft offers under sublicense agreements, PeopleSoft trademarks or other PeopleSoft proprietary rights infringe the property rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against PeopleSoft in the future with respect to current or future software products or that any such assertion may not require PeopleSoft to enter into royalty arrangements or result in costly litigation.

     PeopleSoft's license agreements with its customers contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be valid as a result of future federal, state or local laws or ordinances or unfavorable judicial decisions. Although PeopleSoft has not experienced any product liability claims to date, the license and support of its software for use in mission critical applications creates the risk of a claim being successfully pursued against PeopleSoft. Damage or injunctive relief resulting under such a successful claim could cause a materially adverse impact on PeopleSoft's business, operating results and financial condition. In addition, as PeopleSoft begins to compete in the manufacturing software application market, the mission critical nature of such software products may increase PeopleSoft's exposure to product liability claims against PeopleSoft.

EMPLOYEES

     As of March 31, 1998, PeopleSoft employed 5,122 people, including 1,206 in sales and marketing, 1,004 in product development, 2,456 in customer services, and 456 in administration. None of PeopleSoft's employees in the United States are represented by a labor union or are subject to a collective bargaining agreement. Certain of the international employees are covered by the customary employment contracts and agreements of the countries in which they are employed. PeopleSoft believes that relations with its employees are good.

PROPERTIES

     As of March 31, 1998, PeopleSoft leased the majority of its facilities and its principal locations under lease are in or near the following cities:

                               APPROXIMATE        LEASE
           LOCATION            SQUARE FEET   EXPIRATION DATE             PRINCIPAL ACTIVITIES
           --------            -----------   ---------------             --------------------
Irvine, CA....................    17,513     November 2000    Sales, Marketing and Customer Service
Encino, CA....................    26,000     June 2001        Development
Pleasanton, CA................   216,000     February 2002    Corporate HQ, Development and Technical
                                                              Support
Pleasanton, CA................    35,000     January 1999     Corporate HQ, Development and Technical
                                                              Support
Pleasanton, CA................    66,000     July 2006        Sales, Marketing and Customer Service
San Mateo, CA.................    29,000     July 2000        Development, Sales, Marketing and Customer
                                                              Service
Coral Gables, FL..............    10,000     July 2002        Sales, Marketing and Customer Service
Atlanta, GA...................    59,000     June 2000        Sales, Marketing and Customer Service
Chicago, IL...................    53,000     December 2001    Sales, Marketing and Customer Service
Boston, MA....................    21,000     November 1999    Sales, Marketing and Customer Service
Bethesda, MD..................    46,000     August 2000      Sales, Marketing and Customer Service
Detroit, MI...................    14,000     June 2003        Sales, Marketing and Customer Service
Minneapolis, MN...............    13,000     July 2002        Sales, Marketing and Customer Service
Teaneck, NJ...................    47,000     May 2003         Sales, Marketing and Customer Service
Philadelphia, PA..............    13,000     September 2001   Sales, Marketing and Customer Service
Dallas, TX....................    18,000     July 2000        Sales, Marketing and Customer Service
Melbourne, Australia..........    10,000     February 1999    Sales, Marketing and Customer Service

                               APPROXIMATE        LEASE
           LOCATION            SQUARE FEET   EXPIRATION DATE             PRINCIPAL ACTIVITIES
           --------            -----------   ---------------             --------------------
Sydney, Australia.............    21,000     September 2001   Sales, Marketing and Customer Service
Montreal, Canada..............     9,000     July 2002        Sales, Marketing and Customer Service
Toronto, Canada...............    12,000     September 1999   Sales, Marketing and Customer Service
Vancouver, Canada.............    16,000     April 2002       Sales, Marketing and Customer Service
Reading, England..............    15,000     March 1998       Sales, Marketing, Customer Service and
                                                              Admin.
Paris, France.................    22,000     March 1999       Sales, Marketing and Customer Service
Munich, Germany...............     9,000     June 1999        Sales, Marketing and Customer Service
Amsterdam, the Netherlands....    18,000     June 2001        Sales, Marketing, Customer Service and
                                                              Admin.
Madrid, Spain.................     7,000     June 1999        Sales, Marketing and Customer Service
Singapore.....................    14,000     December 2001    Sales, Marketing and Customer Service
Hong Kong.....................    11,000     December 2000    Sales, Marketing and Customer Service
Johannesburg, South Africa....     2,000     November 1998    Sales, Marketing and Customer Service

     PeopleSoft also leases smaller facilities (generally under execusuite arrangements) for sales, marketing and customer service activities in or near Phoenix, Arizona; Sacramento, California; Denver, Colorado; Orlando, Florida; Indianapolis, Indiana; St. Louis, Missouri; Cincinnati and Columbus, Ohio; Pittsburgh, Pennsylvania; Austin and Houston, Texas; Bellevue, Washington; Milwaukee, Wisconsin; and outside of the United States in Calgary, Ottawa and Edmonton, Canada; Mexico City and Monterey, Mexico; Buenos Aires, Argentina; Rio De Janeiro and Sao Paulo, Brazil; Adelaide, Brisbane, Canberra and Perth, Australia; Tokyo, Japan; Wellington and Auckland, New Zealand; and Brussels, Belgium. In 1998, PeopleSoft anticipates expanding existing facilities, depending upon the availability of suitable additional space. Commercial building vacancy rates have significantly dropped in many of the markets where PeopleSoft has significant operations. As a consequence, PeopleSoft expects to experience increasing difficulty in obtaining additional space within which to expand its operations. Failure to either obtain space, or obtain it on reasonably attractive commercial terms, may inhibit PeopleSoft's ability to grow, or otherwise adversely effect PeopleSoft's operations and financial results.

     PeopleSoft acquired an office building in Pleasanton, California in a cash transaction in December 1995. The total cost was approximately $25 million, including all related transaction costs, for approximately 275,000 square feet of office space. As of December 31, 1997, approximately 180,000 square feet or approximately 65.5% was occupied by PeopleSoft and 95,000 square feet was occupied by existing tenants.

     In December 1996, PeopleSoft entered into a five-year lease for a new office facility with 380,000 square feet of office space in Pleasanton, California. The lessor has committed to fund up to a maximum of $70 million for construction of the facility. This lease is structured as an operating lease, however, the accounting treatment will ultimately be determined upon inception of the lease term when PeopleSoft occupies the facility. Construction on the facility is anticipated to be completed in the third quarter of 1998 and payments under this lease will be based on LIBOR rates applied to amounts funded and will begin at that time. PeopleSoft has an option to renew the lease for an additional three years, subject to certain conditions. If at the end of the lease term PeopleSoft does not purchase the property, PeopleSoft would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility. Under this lease, PeopleSoft is required to maintain compliance with certain financial covenants.

     In early 1998, PeopleSoft negotiated an amendment to this lease which extends the term of the lease until February 2003, with an option to renew for an additional three years. Additionally, PeopleSoft negotiated a fixed rate funding option under which PeopleSoft may elect that any or all of the amounts funded to date be charged a fixed interest rate. PeopleSoft has the option of setting the fixed rate expiration date for any date through the end of the lease term.

     As of June 3, 1998, PeopleSoft has an option to buy land in Dublin, California. PeopleSoft's intent is to build office space on the land to accommodate PeopleSoft's anticipated growth.

                SELECTED HISTORICAL FINANCIAL DATA OF PEOPLESOFT

     PeopleSoft's historical balance sheet data at March 31, 1998 and historical statement of operations data for the three month periods ended March 31, 1997 and 1998 are derived from PeopleSoft's unaudited condensed consolidated financial statements included elsewhere in this Prospectus/Proxy Statement. PeopleSoft's historical balance sheet data at December 31, 1996 and 1997 and historical statement of operations data for each of the three years in the period ended December 31, 1997 are derived from PeopleSoft's audited consolidated financial statements included elsewhere in this Prospectus/Proxy Statement. All consolidated financial statement information is qualified by and should be read in conjunction with PeopleSoft's consolidated financial statements and the notes thereto included elsewhere in this Prospectus/Proxy Statement. In the opinion of the management of PeopleSoft, the above mentioned unaudited interim data of PeopleSoft has been prepared on the same basis as the historical information derived from the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. No cash dividends have been declared or paid in the periods presented.

                                                                                     THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,(b)          MARCH 31,
                                                    ------------------------------   -------------------
                                                    1995(a)      1996       1997       1997       1998
                                                    --------   --------   --------   --------   --------
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  License fees....................................  $137,808   $252,799   $433,195   $ 83,413   $136,934
  Services........................................    94,331    197,253    382,456     70,241    140,740
                                                    --------   --------   --------   --------   --------
          Total revenues..........................   232,139    450,052    815,651    153,654    277,674
Costs and expenses:
  Cost of license fees............................     8,503     12,357     21,635      4,441     11,196
  Cost of services................................    56,789    118,906    229,178     43,609     86,704
  Sales and marketing.............................    70,052    135,757    225,498     44,418     72,690
  Product development.............................    38,625     70,653    129,553     25,258     42,861
  General and administrative......................    16,182     27,162     43,611      8,724     13,228
  In-process research and development and merger
     related costs................................        --     29,393         --         --         --
                                                    --------   --------   --------   --------   --------
          Total costs and expenses................   190,151    394,228    649,475    126,450    226,679
                                                    --------   --------   --------   --------   --------
Operating income..................................    41,988     55,824    166,176     27,204     50,995
Other income, interest expense and other..........     4,149      5,888      9,862      2,039      3,486
                                                    --------   --------   --------   --------   --------
Income before income taxes........................    46,137     61,712    176,038     29,243     54,481
Provision for income taxes........................    18,799     25,851     67,775     11,405     20,727
                                                    --------   --------   --------   --------   --------
Net income........................................  $ 27,338   $ 35,861   $108,263   $ 17,838   $ 33,754
                                                    ========   ========   ========   ========   ========
Basic income per share............................  $   0.13   $   0.17   $   0.49   $   0.08   $   0.15
                                                    ========   ========   ========   ========   ========
Shares used in basic per share computation........   203,689    211,248    219,302    216,495    225,402
                                                    ========   ========   ========   ========   ========
Diluted income per share..........................  $   0.12   $   0.15   $   0.44   $   0.07   $   0.13
                                                    ========   ========   ========   ========   ========
Shares used in diluted per share computation......   228,987    239,452    248,321    247,693    256,331
                                                    ========   ========   ========   ========   ========

                                                           AS OF DECEMBER 31,(b)       AS OF MARCH 31,
                                                           ----------------------    --------------------
                                                             1996         1997         1997        1998
                                                           ---------    ---------    --------    --------
                                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA:
Working capital..........................................  $109,806     $245,014     $141,956    $282,353
Total assets.............................................  $540,080     $898,336     $586,620    $990,780
Stockholders' equity.....................................  $253,248     $417,304     $278,590    $471,326

---------------
(a) Historical financial information has been restated to reflect the combination of PeopleSoft and Red Pepper, accounted for as a pooling-of-interests.

(b) Historical results of operations are not necessarily indicative of future results. Refer to Risk Factors for the discussion of factors which may impact future results.

Note: Per share information for all periods presented reflects restatement for the two-for-one stock splits in December 1994, November 1995 and December 1997. No cash dividends have been declared or paid in any period presented.

               PEOPLESOFT MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     This Prospectus/Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements contained in the discussion in this Section are identified with a footnote 1. Actual results could differ materially from those projected in such forward-looking statements as a result of the risk factors set forth under the section entitled "RISK FACTORS" and elsewhere in this Prospectus/Proxy Statement. See "SELECTED HISTORICAL FINANCIAL DATA OF PEOPLESOFT."

     The following table sets forth for the periods indicated the percentage of total revenues represented by certain line items in PeopleSoft's statements of operations:

                                                                 PERCENT OF TOTAL REVENUES
                                                            ------------------------------------
                                                                                    THREE MONTHS
                                                                YEARS ENDED            ENDED
                                                                DECEMBER 31,         MARCH 31,
                                                            --------------------    ------------
                                                            1995    1996    1997    1997    1998
                                                            ----    ----    ----    ----    ----
Revenues:
  License fees............................................   59%     56%     53%     54%     49%
  Services................................................   41      44      47      46      51
                                                            ---     ---     ---     ---     ---
          Total revenues..................................  100     100     100     100     100
Costs and expenses:
  Cost of license fees....................................    4       3       3       3       4
  Cost of services........................................   24      26      28      28      31
  Sales and marketing.....................................   30      30      28      29      26
  Product development.....................................   17      16      16      16      16
  General and administrative..............................    7       6       5       6       5
  In-process research and development and merger related
     costs................................................   --       6      --      --      --
                                                            ---     ---     ---     ---     ---
          Total costs and expenses........................   82      87      80      82      82
                                                            ---     ---     ---     ---     ---
Operating income..........................................   18      13      20      18      18
Other income (expense)....................................    2       1       1       1       1
                                                            ---     ---     ---     ---     ---
Income before income taxes................................   20      14      21      19      19
Provision for income taxes................................    8       6       8       7       7
                                                            ---     ---     ---     ---     ---
Net income................................................   12%      8%     13%     12%     12%
                                                            ===     ===     ===     ===     ===

REVENUES

     PeopleSoft generally recognizes revenue when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, there are no significant vendor obligations, the fees are fixed and determinable, and collection is considered probable. For customer license agreements which meet PeopleSoft's revenue recognition policy, the portion allocated to software license fees will generally be recognized in the current period, while the portion allocated to services is recognized as the services are performed. When PeopleSoft enters into a license agreement with a customer requiring significant customization of the software products, PeopleSoft recognizes revenue related to the license agreement using contract accounting. A new software revenue recognition standard, SOP 97-2 went into effect in 1998. This new standard requires that software arrangements be separated into distinct elements, and that each element is separately reviewed against revenue recognition criteria. PeopleSoft believes it is fully in compliance with the new standard. However, detailed implementation guidance for this new standard have not yet been issued by the professional accounting standard setting bodies. Such implementation guidance, once issued, may cause PeopleSoft to change its accounting practices or its business practices. There is no guarantee that such changes will not have a material impact on PeopleSoft's revenues and earnings.

     COMPARISON OF YEARS 1995, 1996 AND 1997

     The total dollar amount of customer license agreements executed ("contracting activity") for software license fees and services increased from $218.6 million in 1995, to $407.6 million in 1996, and to $706.4 in 1997.
Contracting activity with new customers which numbered 628 comprised approximately 68% of the total contracting activity executed for the year ended December 31, 1997, compared with 539 new customers and 75% for the year ended December 31, 1996, and 316 new customers and 70% for the year ended December 31, 1995. Average contract size, computed by dividing the number of new customers into total contracting activity, increased from approximately $0.7 million in 1995, to $0.8 million in 1996, and to $1.1 million in 1997 due primarily to PeopleSoft's expanded software product offerings.

     Revenues from licensing fees increased by 83% from $137.8 million in 1995 to $252.8 million in 1996 and increased by 71% to $433.2 million in 1997. The increase in license fee revenues was attributable to continued increased market acceptance of, and expanded breadth of, PeopleSoft's software product offerings and the increased capacity created by continued growth in PeopleSoft's sales, marketing and customer service organizations. Major new product releases in 1997 included a multi-language version of PeopleSoft 6 released in July; including financials, HRMS, and supply chain solutions; PeopleSoft 7 in September offering a three tier processing architecture, Web client, Universal Applications for self service transactions on the World Wide Web, Application Designer, a new integrated development tool, two new applications for distribution and manufacturing, and expanded functionality for the Supply Chain Optimization software product; HRMS for U.S. Federal Government 7 in November; HRMS for Public Sector 7 in December; and Student Administration/Higher Education 7 in December.

     Revenues from services increased by 109% from $94.3 million in 1995 to $197.3 million in 1996 and increased by 94% to $382.5 million in 1997. PeopleSoft's customer license agreements provide for initial maintenance, training, and installation services for specified periods or amounts. Therefore increases in customer licensing agreements have resulted in increases in revenues from these services. Service revenues as a percentage of total revenues were 41%, 44%, and 47% for the years ended December 31, 1995, 1996, and 1997 respectively. The increase in the relative percentage of service revenues to total revenues in these periods was attributable to two primary factors: increases in the installed base of customers receiving ongoing maintenance, training and other support services; and a significant increase in consulting revenue as a result of expanded demand for PeopleSoft's direct assistance during enterprise implementation projects.

     Total revenues increased by 94% from $232.1 million in 1995 to $450.1 million in 1996 and increased by 81% to $815.7 million in 1997. During the years ended December 31, 1995, 1996, and 1997, PeopleSoft's international revenues were approximately 16%, 16% and 15% of total revenues, respectively. The dollar increase in international revenues resulted from expanded international operations and the introduction of Release 6 which incorporated additional global features and functionality. PeopleSoft expects international revenues to continue to grow in absolute dollars during 1998, and accordingly, continues to invest heavily in international infrastructure, global product functionality and translated versions of financial and other software products.(1) In the event international expansion and/or product globalization efforts are not successful, PeopleSoft's business operating results and financial condition may be adversely affected.

     COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1998

     The total dollar amount of customer license agreements executed ("contracting activity") for software license fees and services increased from $145.6 million in the quarter ended March 31, 1997 to $218.0 million for the same period in 1998. Contracting activity with new customers which numbered 188 comprised approximately 66% of the total contracting activity executed for the quarter ended March 31, 1998, compared with 132 new customers and 65% for the same period in the prior year. Average contract size, computed by dividing the number of new customers into total contracting activity, increased to approximately $1.2 million in the first quarter of 1998, reflecting the ongoing emphasis PeopleSoft is placing on achieving more selective and larger, enterprise oriented transactions.

---------------

  (1)Forward-looking statement.

     Revenues from licensing fees increased by 64% from $83.4 million in the three month period ended March 31, 1997 to $136.9 million for the same period in 1998. The increase in license fee revenues was attributable to continued increased market acceptance of, and expanded breadth of, PeopleSoft's software product offerings and the increased capacity created by continued growth in PeopleSoft's sales, marketing and customer service organizations.

     Revenues from services increased by 100% from $70.2 million in the three month period ended March 31, 1997 to $140.7 million for the same period in 1998. PeopleSoft's customer license agreements provide for initial maintenance, training, and installation services for specified periods or amounts. Therefore increases in customer licensing agreements have resulted in increases in revenues from these services. Service revenues as a percentage of total revenues were 46% and 51% for the quarters ended March 31, 1997 and 1998, respectively. The increase in the relative percentage of service revenues to total revenues in these periods was attributable to two primary factors: increases in the installed base of customers receiving ongoing maintenance, training and other support services; and a significant increase in consulting revenue as a result of expanded demand for PeopleSoft's direct assistance during enterprise implementation projects. In response to strong industry demand, PeopleSoft continues to rapidly expand its service delivery capacity, particularly for consulting services.

     Total revenues increased from $153.7 million in the three month period ended March 31, 1997 to $277.7 million for the same period in 1998. Total revenue growth period over period of 81% which exceeded PeopleSoft's forecasted growth of 75%, and on a sequential basis, increased approximately 7% over the total revenues recorded in the fourth quarter of 1997. The higher than forecasted growth rate over the prior year was due primarily to service revenues. During the quarters ended March 31, 1997 and 1998, PeopleSoft's international revenues were approximately 17% and 15% of total revenues, respectively. Revenues from international operations increased 56% from $26.4 million in the three month period ended March 31, 1997 to $41.2 million in the same quarter in 1998. The dollar increase in international revenues resulted from expanded international operations and the introduction of Release 6 which incorporated additional global features and functionality. PeopleSoft expects international revenues to continue to grow in absolute dollars during 1998, and accordingly, continues to invest heavily in international infrastructure, global product functionality and translated versions of financial and other products.(1) In particular, the upcoming Release 7.5 product is expected to provide stronger international functionality for European businesses, including both new country specific functionality and support for the European monetary unit. In the event international expansion and/or product globalization are not successful, PeopleSoft's business operating results and financial condition may be adversely affected.

COSTS AND EXPENSES

     COMPARISON OF YEARS 1995, 1996, AND 1997

     Cost of license fees consists principally of royalties, technology access fees for certain third party software products and amortization of capitalized software costs. Cost of license fees increased from $8.5 million in 1995 to $12.4 million in 1996, and $21.6 million in 1997, representing 4%, 3% and 3% of total revenues and 6%, 5% and 5% of license fee revenues in those years, respectively. PeopleSoft's system solutions are based on a combination of internally developed technology and application products, as well as bundled third party products and technology. Cost of license fees as a percentage of license fee revenues may fluctuate from period to period due principally to the mix of sales of royalty-bearing software products in each period and seasonal fluctuations in revenues contrasted with certain fixed expenses such as the amortization of capitalized software. Royalties associated with certain software products currently under development by joint business arrangements and charges associated with software products and technologies acquired from various third party vendors may cause the cost of license fees as a percentage of license fee revenues to increase in future periods.

---------------

  (1) Forward-looking statement.

     Cost of services consists principally of account management field support, training, consulting and product support. These costs increased from $56.8 million in 1995, to $118.9 million in 1996, and $229.2 million in 1997, representing 24%, 26%, and 28% of total revenues and 60% of service revenues in those years, respectively. These increases are due to the significant expansion of PeopleSoft's customer service resources across all categories, including consulting, telephone support, training, and account management staff. In particular, PeopleSoft has made a significant investment in its professional consulting services organization which has grown substantially over the past two years in response to customer demand. PeopleSoft anticipates cost of services will increase in dollar amount, and may increase as a percentage of total revenues, in future periods.

     Sales and marketing expenses increased from $70.1 million in 1995, to $135.8 million in 1996, and $225.5 million in 1997, representing 30%, 30%, and 28% of total revenues. The increase in sales and marketing expenses is attributable to PeopleSoft's continued expansion of its direct sales force, increased commission expense associated with higher revenue, increased depreciation from related equipment and facility expenditures, continued investment in building an international direct sales force and increased marketing expenses for PeopleSoft's expanded software product offerings. PeopleSoft continues to increase its direct sales and marketing expenditures to address certain international markets, establish an industry focused enterprise sales force structure and fund both cross industry and industry specific marketing and sales activities. Consequently, such expenses may increase as a percentage of total revenues in future periods.

     Software product development expenses increased from $38.6 million in 1995, to $70.7 million in 1996, and to $129.6 million in 1997, representing 17%, 16%, and 16% of total revenues, respectively. In addition, capitalization of internal software development costs were $2.4 million in 1995, $3.7 million in 1996, and $2.5 million in 1997. Software product development expenditure increases are directly attributable to increases in PeopleSoft's staff of software engineers and consultants, and the associated infrastructure costs required to support software product development initiatives in the following areas: (i) software releases described in the revenue section above; (ii) expansion and enhancement of PeopleSoft's core software product offerings in the areas of HRMS, Financial Management Systems, and Distribution/Materials Management Systems and Supply Chain Management software; (iii) the enhancement of PeopleSoft's platform development, certification, software product testing and overall release management capabilities; (iv) the continued enhancement of PeopleSoft's client/server architecture including its software development tools and the integration of these tools with various third party purchased or licensed technologies; (v) the localization and translation of certain versions of PeopleSoft's software products for specific foreign markets; and (vi) the development of certain vertical market products and versions of its core products suitable to the unique needs of customers within certain industries. In particular, PeopleSoft's development expenditure increases during 1997 were driven by: (i) the acquisition in 1996 of PeopleSoft Manufacturing, Inc. and PeopleMan L.P. (collectively referred to as PMI) and the ongoing associated expansion of PeopleSoft's manufacturing application development activities; (ii) the release in the second quarter of 1997 of a Japanese language based version of its HRMS and Financial software products; (iii) the release of Student Administration software products for the Higher Education marketplace in December 1997, and the associated merger in July of 1997 of Campus Solutions, the company primarily responsible for building the Student Administration product family; and (iv) expenditures associated with PeopleSoft 7.5 which was released during the second quarter of 1998. PeopleSoft intends to continue to invest significant resources in upcoming releases, and anticipates software product development expenditures will significantly increase in future periods due to continued incremental investment in all of the above areas, and overall development expenditures may increase as a percentage of revenues.(1)

     General and administrative expenses increased from $16.2 million in 1995 to $27.2 million in 1996, and to $43.6 million in 1997, representing 7%, 6%, and 5% of total revenues, respectively. The dollar increase in general and administrative expenses resulted primarily from increases in staffing and related infrastructure to support PeopleSoft's growth, and increases in administrative expenses associated with the operation of foreign subsidiaries.

---------------

  (1) Forward-looking statement.

     Other income, consisting primarily of interest, increased from $4.1 million in 1995 to $5.9 million in 1996, and $9.9 million in 1997 primarily due to a higher balance of cash, cash equivalents and investments.

     COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1998

     Cost of license fees increased 152% from $4.4 million in the three month period ended March 31, 1997 to $11.2 million for the same period in 1998, representing 3% and 4% of total revenues and 5% and 8% of license fee revenues in each quarter, respectively. Royalty costs in the first quarter of 1998 included a one time $2.5 million buy out of royalty fees related to the upcoming Release 7.5 product. PeopleSoft's system solutions are based on a combination of internally developed technology and application products, as well as bundled third party software products and technology. Cost of license fees as a percentage of license fee revenues may fluctuate from period to period due principally to the mix of sales of royalty-bearing software products in each period and seasonal fluctuations in revenues contrasted with certain fixed expenses such as the amortization of capitalized software. Royalties associated with certain software products currently under development by joint business arrangements and charges associated with software products and technologies acquired from various third party vendors may cause the cost of license fees as a percentage of license fee revenues to increase in future periods.

     Cost of services consists principally of account management field support, training, consulting and product support. These costs increased 99% from $43.6 million in the three month period ended March 31, 1997 to $86.7 million for the same period in 1998, representing 28% and 31% of total revenues in each quarter, respectively, and 62% of service revenues in those quarters. Cost of services increased as a percent of total revenues due to a mix shift toward relatively more service revenues, and due to certain non-recurring expenses including those associated with PeopleSoft's annual meeting of its consulting organization. These increases are due to significant expansion of PeopleSoft's customer service resources across all categories, including consulting, telephone support, training and account management staff. In particular, PeopleSoft has made a significant investment in its professional consulting services organization which has grown substantially over the past two years in response to customer demand. PeopleSoft anticipates cost of services will increase in dollar amount, and may increase as a percentage of total revenues, in future periods.

     Sales and marketing expenses increased by 64% from $44.4 million in the three month period ended March 31, 1997 to $72.7 million for the same period in 1998, representing 29% and 26% of total revenues in each period, respectively. The increase in sales and marketing expenses is attributable to PeopleSoft's continued expansion of its direct sales force, increased commission expense associated with higher revenue, increased depreciation from related equipment and facility expenditures, continued investment in building an international direct sales force and increased marketing expenses for PeopleSoft's expanded software product offerings. PeopleSoft continues to increase its direct sales and marketing expenditures to address certain international markets, establish an industry focused enterprise sales force structure and fund both cross industry and industry specific marketing and sales activities. Consequently, such expenses may increase as a percentage of total revenues in future periods.

     Software product development expenses increased by 70% from $25.3 million in the three month period ended March 31, 1997 to $42.9 million for the same period in 1998, representing 16% of total revenues in each quarter. Software product development expenditure increases are directly attributable to increases in PeopleSoft's staff of software engineers and consultants, and the associated infrastructure costs required to support software product development initiatives in the following areas: (i) expansion and enhancement of PeopleSoft's core software product offerings in the areas of HRMS, Financial Management Systems, and Distribution/Materials Management Systems and Supply Chain Management software; (ii) the enhancement of PeopleSoft's platform development, certification, software product testing and overall release management capabilities; (iii) the continued enhancement of PeopleSoft's client/server architecture including its software development tools and the integration of these tools with various third party purchased or licensed technologies; (iv) the localization and translation of certain versions of PeopleSoft's software products for specific foreign markets; and (v) the development of certain vertical market products and versions of its core products suitable to the unique needs of customers within certain industries. In particular, PeopleSoft's development expenditure increases during the first quarter of 1998 were driven by expenditures associated with the release of PeopleSoft 7.5. PeopleSoft intends to continue to invest significant resources in upcoming releases, and anticipates software product development expenditures will significantly increase in future periods due to continued incremental investment in all of the above areas, and overall development expenditures may increase as a percentage of revenues.(1)

     General and administrative expenses increased 52% from $8.7 million in the three month period ended March 31, 1997 to $13.2 million for the same period in 1998, representing 6% and 5% of total revenues in each quarter, respectively. The dollar increase in general and administrative expenses resulted primarily from increases in staffing and related infrastructure to support PeopleSoft's growth, and increases in administrative expenses associated with the operation of foreign subsidiaries.

     Operating margins for the three month period ended March 31, 1998 increased to 18.4% compared to 17.7% for the same period last year and 23.4% for the fourth quarter of 1997, respectively. The 1998 first quarter operating margin percentage was higher than forecasted in PeopleSoft's business outlook for the fourth quarter of 1997 due to lower expense growth, primarily from lower than planned hiring, and higher revenue growth as discussed above.

     Other income, consisting primarily of interest, increased from $2.0 million in the three month period ended March 31, 1997 to $3.5 million for the same period in 1998, primarily due to a higher balance of cash, cash equivalents and investments. In January 1998, PeopleSoft initiated a foreign currency transactions hedging program. The net of hedging transactions offset by foreign currency transactions was not significant for the quarter.

PROVISION FOR INCOME TAXES

     COMPARISON OF YEARS 1995, 1996, AND 1997

     PeopleSoft's income tax provision increased from $18.8 million in 1995 to $25.9 million in 1996 and to $67.8 million in 1997. The 1997 effective tax rate decreased to 38.5% as compared to 41.9% in 1996 and 40.8% in 1995. The 1997 effective tax rate is lower than the 1996 rate mainly due to: the extension of the federal research tax credit as well as recent favorable changes in California's research tax credit rules; a reduction in PeopleSoft's overall state income tax rate; and the absence of major one time nondeductible charges. As permitted by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", PeopleSoft has recorded $32.7 million in net deferred tax assets at December 31, 1997. The realization of these deferred tax assets is based on historical tax positions and expectations about future taxable income. PeopleSoft anticipates that its 1998 effective tax rate will not exceed 38.5%.

     COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1998

     PeopleSoft's income tax provision increased from $11.4 million in the three month period ended March 31, 1997 to $20.7 million for the same period in 1998. The provision for income taxes was 38% of income before taxes for the three months ended March 31, 1998, which represents a .5% decline from the 1997 annual effective income tax rate of 38.5%. The effective tax rate is based on management's current estimates and forecasts of PeopleSoft's taxable income in multiple domestic and foreign taxing jurisdictions. The estimated annual effective tax rate is relatively sensitive to the results of operations in various jurisdictions, and because such projections may change in future periods, the actual effective tax rate could differ from this estimate. As permitted by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", PeopleSoft has recorded $33.9 million in net deferred tax assets at March 31, 1998.

---------------

 (1) Forward-looking statement.

LIQUIDITY AND CAPITAL RESOURCES

     COMPARISON OF YEARS 1995, 1996, AND 1997

     PeopleSoft's operating activities provided cash of $230.1 million during 1997, compared to $130.9 million in 1996, and $67.0 million in 1995. Operating cash flows increased primarily due to increases in income before non-cash items, deferred revenue, accrued compensation and related expenses, the tax benefit of employee stock transactions, and income taxes payable, the sum of which were partially offset by increases in accounts receivable and other assets. Net accounts receivable increased from $100.2 million to $163.7 million and to $299.2 million as of December 31, 1995, 1996 and 1997, respectively, and deferred revenues increased from $98.1 million to $183.3 million and to $327.7 million over the same period. The increase in net accounts receivable resulted from the growth in customer licensing activity partially offset by increased cash collections. Deferred revenue has increased as a result of the growth in customer contracting activity and the associated deferrals of license fees and revenues related to services to be provided to new licensees. In addition, PeopleSoft's expanded installed base has resulted in increased deferred revenues related to ongoing maintenance and other services.

     PeopleSoft calculates accounts receivable days sales outstanding ("DSO") as the ratio of quarter-end accounts receivable to the sum of quarterly revenues and the net change in quarter-end deferred revenues, multiplied by 90. PeopleSoft believes this calculation is appropriate because license fees are typically billable regardless of whether revenue has been recognized or deferred. Under this method, accounts receivable days outstanding was 83 days as of December 31, 1996 as compared to 88 days as of December 31, 1997. The increase in DSO over the prior year is within the range of historical variation attributable to the timing of cash collections, variations in the terms of individual license agreements, and business linearity within the quarters. Since billing terms of PeopleSoft's agreements typically are spread out over a sequence of events (including contract execution through standard acceptance) or dates that generally span four to nine months, and contracting activity is concentrated at the end of each quarter, PeopleSoft anticipates that its DSO will continue to be substantial in future periods.

     The exercise of common stock options and issuance of stock under employee stock purchase plans have represented a significant source of cash, contributing $5.1 million, $15.1 million, and $33.3 million in the years ending December 31, 1995, 1996, and 1997, respectively. In addition, PeopleSoft believes granting stock options is essential in attracting and retaining key employees who are critical to PeopleSoft's success. In 1995, 1996 and 1997, PeopleSoft granted options aggregating 6.1%, 5.4% and 5.0%, respectively, of the common stock issued and outstanding at the beginning of each year. PeopleSoft anticipates that it will continue to grant a significant number of options each year. The actual number of options granted each year is based on a variety of factors including PeopleSoft's historical and anticipated employee count, the level of hiring activity, competitive factors associated with the labor market, and comparison of PeopleSoft's compensation philosophy and practice to other similar technology companies. There can be no assurance that employee stock activity will continue to generate substantial funds in the future.

     In November 1995, PeopleSoft received $21.8 million through the private placement of warrants to purchase an aggregate of 8,000,000 shares of PeopleSoft's common stock. These warrants carry the right to purchase PeopleSoft's common stock at prices ranging from $13.75 to $19.375 per share of common stock. Upon notice of exercise by the holders of the warrants, PeopleSoft, at its option, may settle such exercise by either issuing the full amount of shares and receiving cash proceeds, issuing a net amount of shares with no cash proceeds, or purchasing the warrants for an amount equal to the difference between the then fair market value of the common stock and the warrant exercise price. In November 1997, PeopleSoft issued 942,880 shares of common stock pursuant to the net exercise of warrants to purchase 1,600,000 shares of common stock at $13.75 per share. While PeopleSoft has not determined how the warrants will be satisfied in the future, they represent a significant source of potential liquidity and may provide PeopleSoft with cash up to $48 million in 1998 and $58 million in 1999.(1)

---------------

(1) Forward-looking statement.

     During the years ended December 31, 1996 and 1997, PeopleSoft's principal use of cash for investing activities included investments and the purchase of property and equipment comprised of purchases of computer and networking equipment to accommodate employee and facility expansions and to support PeopleSoft's growing training capacity requirements.

     As of December 31, 1997, PeopleSoft had $245.0 million in working capital, including $267.9 million in cash and cash equivalents and $124.6 million in short-term investments, consisting primarily of high quality municipal bonds and tax-advantaged money market funds. PeopleSoft believes that existing cash and short term investment balances, proceeds from sale of stock under the employee purchase plan and stock option exercises, potential proceeds from issuance of stock for warrants, and potential cash flow from operations will be sufficient to meet its operating cash requirements at least through 1998.

     COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND THREE MONTHS ENDED MARCH 31, 1998

     PeopleSoft's operating activities provided cash of $40.8 million during the three month period ended March 30, 1998, compared to $40.4 million in the same period in 1997. In both periods, cash provided by operating activities was due principally to earnings which were partially offset by increases in other assets and receivables, tax benefits related to employee stock transactions, and continued increases in non-cash expenses. In the first quarter of 1998, cash from operations was also provided by increases in accounts payable and other accrued liabilities. From December 31, 1997 to March 31, 1998, net accounts receivable increased from $299.2 million to $335.7 million, respectively, and deferred revenues increased from $327.7 million to $359.1 million over the same period. The increase in net accounts receivable resulted from the growth in customer licensing activity offset by cash collections. Deferred revenue has increased as a result of the growth in customer licensing activity and the associated deferrals of revenues related to services to be provided to new licensees. In addition, PeopleSoft's expanded installed base has resulted in increased deferred revenues related to ongoing maintenance and other services. Increases in payables and other assets were due to general growth in PeopleSoft's operations.

     DSO was 84 days as of March 31, 1997 and 98 days as of March 31, 1998. The increase in the first quarter of 1998 was due primarily to: (i) slower collections of receivables in PeopleSoft's Asia/Pacific region; (ii) a relative decrease in contract execution payments received within the quarter; and, (iii) certain organizational and administrative process issues, which PeopleSoft believes can be addressed within a relatively short time frame. Since billing terms of PeopleSoft's agreements typically are spread out over a sequence of events (including contract execution through standard acceptance) or dates that generally span four to nine months, and contracting activity is concentrated at the end of each quarter, PeopleSoft anticipates that its DSO will continue to be substantial in future periods.

     During the first three months of 1997 and 1998, PeopleSoft's principal use of cash for investing activities included investments, additions to capitalized software and the purchase of property and equipment, comprised of computer and network equipment, to accommodate employee and facility expansions and to support PeopleSoft's growing training capacity requirements.

     Financing activity for the first quarter of 1997 and 1998 related to the proceeds from the exercise of common stock options by employees and stock issuances under the employee stock purchase program. PeopleSoft believes granting stock options is essential in attracting and retaining key employees who are critical to PeopleSoft's success. PeopleSoft anticipates that it will continue to grant a significant number of options each year. The actual number of options granted each year is based on a variety of factors including PeopleSoft's historical and anticipated employee count, the level of hiring activity, competitive factors associated with the labor market, and comparison of PeopleSoft's compensation philosophy and practice to other similar technology companies. There can be no assurance that employee stock activity will continue to generate substantial funds in the future.

     As of March 31, 1998, PeopleSoft had $282.4 million in working capital, including $300.6 million in cash and cash equivalents, and $120.6 million in short term investments, consisting primarily of high quality municipal bonds and tax-advantaged money market funds. PeopleSoft believes that existing cash and short term investment balances, proceeds from sales of stock under the employee purchase plan and stock option exercises, potential proceeds from issuance of stock for warrants, and potential cash flow from operations will be sufficient to meet its operating cash requirements, at least through March 1999.

FINANCIAL RISK MANAGEMENT

     Foreign Exchange. PeopleSoft's revenue originating outside the United States was 15% of total revenues in the first quarter ended March 31, 1998 and fiscal 1997. International sales are made mostly from PeopleSoft's foreign sales subsidiaries in the local countries and are typically denominated in the local currency of each country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

     PeopleSoft's international business is subject to risks typical of an international business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, PeopleSoft's future results could be materially adversely impacted by changes in these or other factors.

     PeopleSoft's exposure to foreign exchange rate fluctuations arise in part from intercompany accounts in which cost of software, including certain development costs, incurred in the United States is charged to PeopleSoft's foreign sales subsidiaries. These intercompany accounts are typically denominated in the functional currency of the foreign subsidiary in order to centralize foreign exchange risk with the parent company in the United States. PeopleSoft is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability.

     In the first quarter of 1998, PeopleSoft initiated a hedging program designed to mitigate the potential for future adverse impact due to changes in foreign exchange rates. The program uses forward foreign exchange contracts as the vehicle for hedging these intercompany balances. In general, these forward foreign exchange contracts have three months or less to maturity. Gains and losses on these hedges will be recorded in Other income and offset against losses and gains on the underlying exposures. Management of the foreign exchange hedging program is done in accordance with a corporate policy approved by PeopleSoft's Board of Directors.

     At March 31, 1998, hedge positions totaled U.S. $11.6 million equivalent. All hedge positions are carried at fair value and had maturity dates of three months or less.

     Interest Rates. PeopleSoft invests its cash in a variety of financial instruments, including bank time deposits, and taxable and tax-advantaged variable rate and fixed rate obligations of corporations, municipalities, and local, state and national governmental entities and agencies. These investments are denominated in US Dollars. Cash balances in foreign currencies overseas are operating balances are and only invested in short term time deposits of the local operating bank.

     Interest income on PeopleSoft's investments is carried in Other Income. PeopleSoft accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). All of the cash equivalent, short term, and long term investments are treated as available-for-sale" under SFAS 115.

     Investments in both fixed rate and floating rate interest earning instruments carries a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, PeopleSoft's future investment income may fall short of expectations due to changes in interest rates or PeopleSoft may suffer losses in principal if forced to sell securities which have seen a decline in market value due to changes in interest rates.

     PeopleSoft's investments are made in accordance with an investment policy approved by the Board of Directors. At March 31, 1998, the average maturity of PeopleSoft's investment securities was roughly four months. No investment securities had maturities exceeding two years. The following table presents certain information about PeopleSoft's financial instruments held by PeopleSoft at March 31, 1998 that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. For available-for-sale investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. PeopleSoft believes its available-for-sale securities, comprised of highly liquid debt securities of corporations, municipalities, and the U.S. Government, are similar enough to aggregate. Because of PeopleSoft's effective tax rate, PeopleSoft finds it advantageous to invest largely in tax-advantaged securities, therefore the average interest rates below are most comparable to tax-exempt interest rates. Below is a tabular presentation of the maturity profile of the available-for-sale investment securities held by PeopleSoft at March 31, 1998:

                           INTEREST RATE SENSITIVITY
                     PRINCIPAL AMOUNT BY EXPECTED MATURITY
                         WEIGHTED AVERAGE INTEREST RATE

                                                    1 YEAR OR    MORE THAN              FAIR VALUE
                                                      LESS        1 YEAR      TOTAL      3/31/98
                                                    ---------    ---------    ------    ----------
                                                                (DOLLARS IN MILLIONS)
Available-for-sale securities.....................   $257.1        $43.3      $300.4      $300.4
Weighted average interest rate....................      4.0%         4.0%

     PeopleSoft is not an issuer of any corporate debt nor does it have any bank borrowings outstanding.

BUSINESS OUTLOOK

     The following forward-looking statements are based on current expectations which are subject to material change due to a variety of factors including, but not limited to, those listed below and in the section titled "RISK FACTORS." These forward-looking statements and other forward-looking statements made elsewhere in this document are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, those items identified with a footnote 1. The Company undertakes no obligation to update the information contained herein.

     - Based on its current expectations of contracting activity, and an analysis of PeopleSoft's service delivery capacity and the expected customer utilization of such services, PeopleSoft expects total revenues for the second quarter of 1998 to increase approximately 65% over total revenues recorded in the same quarter of the prior year(1). For the 1998 calendar year, PeopleSoft expects total revenues to increase between 55% and 65% over the total revenues recorded in the 1997 calendar year(1). As with any forecast, actual results could vary within a few percentage points on either side of these estimates even if there are no material changes to the underlying assumptions, and longer term forecasts can be expected to have relatively higher variability. The key assumptions on which this forecast is based include, but are not limited to, the following: (i)total actual available market opportunities must be reasonably consistent with those forecasted by certain major information technology market research firms; (ii) the preservation of PeopleSoft's ability to generate a sufficient number of qualified leads through its ongoing marketing programs; (iii) an increase in PeopleSoft's direct sales capacity through the successful recruitment, hiring, training and retention of additional sales and sales support personnel; (iv) no significant adverse changes in the competitive landscape; and (v) the continued demand for PeopleSoft's applications as an alternative to modification of legacy systems where prospects have issues relating to data processing in the Year 2000. In addition, the achievement of expected contracting activity and total revenues is highly dependent upon PeopleSoft's ability to

---------------

  (1)Forward-looking statement.

successfully manage the potential risks including, but not limited to, those in the section titled "RISK FACTORS."

     - PeopleSoft's operating model is based on a rolling four quarter target operating margin of between 18% and 20%. PeopleSoft expects that the 1998 full year results will fall within this range and anticipates that the second quarter operating margin, consistent with seasonal patterns, will come in around the low end of this range.(1) Due to the significant operating leverage which is characteristic of the software industry, any deviation in the expected revenues could significantly impact PeopleSoft's ability to meet the target operating margins. Achievement of forecasted operating margins is highly dependent upon PeopleSoft's ability to successfully manage the potential risks including, but not limited to, those detailed in the section titled "Risk Factors."

     - Based on projected cash and investment balances, constant interest rates and no unusual items of other income or expense, PeopleSoft expects other income on a quarterly basis to remain flat to slightly higher in absolute dollars compared to the first quarter of 1998.(1) The achievement of forecasted other income targets is dependent on: (i) stable financial markets which preclude a significant overall decline in investment yields, or a significant fluctuation in foreign currency exchange rates, and (ii) avoidance of default on any individual significant investment. Should PeopleSoft decide to utilize a significant portion of its current cash and investments to acquire complementary businesses, products, technologies or to acquire additional facilities through purchase of land and/or buildings, interest income may decline significantly causing other income to deviate from forecasted amounts.

     - Based on current tax law and PeopleSoft's present forecast of operating results by country, the effective tax rate in 1998 is expected not to exceed 38%.(1) The estimated annual effective tax rate is relatively sensitive to the results of operations in various foreign legal entities, and because such projections may change in future periods, the actual effective tax rate could differ from this estimate.

     Please read the section titled "RISK FACTORS" for additional information and discussion of conditions which PeopleSoft believes could cause actual results to differ materially from those contemplated by forward-looking statements.

---------------

  (1)Forward looking statement.

                            MANAGEMENT OF PEOPLESOFT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of PeopleSoft as of March 31, 1998, are as follows:

              NAME                 AGE                      POSITION
              ----                 ---                      --------
David A. Duffield................  57    Chairman of the Board, Chief Executive
                                         Officer, and President
Albert W. Duffield...............  55    Senior Vice President of Worldwide Operations,
                                         and Director
Kenneth R. Morris................  47    Senior Vice President and Chief Technology
                                         Officer
Ronald E. F. Codd................  42    Senior Vice President of Finance, Chief
                                         Financial Officer, and Secretary
Margaret L. Taylor...............  46    Senior Vice President of Corporate Operations
Aneel Bhusri.....................  32    Senior Vice President of Product Strategy,
                                         Business Development and Marketing
James J. Bozzini.................  31    Senior Vice President of Service Operations
Alfred J. Castino................  46    Vice President of Finance, Chief Accounting
                                         Officer and Corporate Controller
A. George "Skip" Battle(1)(2)....  54    Director
Edgar F. Codd....................  74    Director
George J. Still, Jr.(1)(2).......  39    Director
Cyril J. Yansouni(1)(2)..........  55    Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Mr. David A. Duffield is a founder of PeopleSoft and has served as Chairman of the Board, Chief Executive Officer and President since PeopleSoft's incorporation in August 1987. Prior to that time, he was a founder and Chairman of the Board of Integral, a vendor of human resource and financial applications software, from April 1972 through April 1987. During a portion of that time, Mr. Duffield also served as Integral's Chief Executive Officer. Mr. Duffield is also the co-founder of Information Associates (now a subsidiary of Systems and Computer Technology), where he was employed between 1969 and 1972. From 1964 to 1969, Mr. Duffield worked at IBM, a computer systems manufacturer, as a marketing representative and systems engineer. He holds a B.Sc. in Electrical Engineering and an M.B.A. from Cornell University.

     Mr. Albert W. Duffield joined PeopleSoft in June 1990 as Vice President of Sales. Mr. Duffield was appointed Vice President of Operations in September 1991, and was appointed Vice President of Sales and Marketing in February 1993. In November 1993, he was appointed Senior Vice President of Sales and Marketing, and, effective January 1994, he was appointed Senior Vice President of Worldwide Operations. He was elected to the Board of Directors in April 1991. Prior to joining PeopleSoft, Mr. Duffield served as Chief Operating Officer of Data Design Associates, a division of Integral, from June 1989 through June 1990. Prior to the acquisition of Data Design Associates by Integral in September 1989, he served as its Senior Vice President of Sales and Marketing from October 1981 through June 1989. From 1970 to 1981, Mr. Duffield worked at IBM in various sales, sales management and staff management positions. He holds a B.Sc. in Hotel/Business Administration from Cornell University and an M.B.A. from Rutgers University. Mr. David A. Duffield and Mr. Albert W. Duffield are brothers.

     Mr. Kenneth R. Morris is a founder of PeopleSoft and was appointed Vice President of Product Development at PeopleSoft's incorporation in August 1987. In November 1993, he was appointed Senior Vice President of Product Development, and, effective January 1994, he was appointed Senior Vice President and Chief Technology Officer. From March 1982 to July 1987, Mr. Morris held various product development and customer service positions with Integral. Prior to March 1982, Mr. Morris held various positions, including as a Principal, with American Management Systems, Inc., a supplier of application software. He holds a B.B.A. from Southern Methodist University and an M.B.A. from Harvard University.

     Mr. Ronald E. F. Codd joined PeopleSoft in September 1991 as Vice President of Finance and Administration and Chief Financial Officer. In November 1993, he was appointed Senior Vice President of Finance and Administration and Chief Financial Officer. He was appointed Secretary of PeopleSoft in March 1992. Prior to joining PeopleSoft, Mr. Codd was Corporate Controller of MIPS Computer Systems, Inc., a microprocessor designer and computer manufacturer, from March 1989 through September 1991. From March 1984 through March 1989, he was Corporate Controller and Chief Accounting Officer for Wyse Technology, Inc., a computer and peripheral manufacturer. Mr. Codd is a Certified Public Accountant, a Certified Managerial Accountant, and holds a Certified Production and Inventory Management credential. He received a B.Sc. in Business Administration from the University of California, Berkeley and an M.M. degree from the J.L. Kellogg Graduate School of Management (Northwestern University). Mr. Codd's father, Dr. Edgar F. Codd, is a director of PeopleSoft.

     Ms. Margaret L. Taylor joined PeopleSoft in January 1989 as Vice President of Customer Services, and was appointed Vice President of Customer Services and International in February 1993. In November 1993, she was appointed Senior Vice President of Customer Services, and, effective January 1994, she was appointed Senior Vice President of Application Development and Customer Services. In the third quarter of 1995, Ms. Taylor assumed responsibility for PeopleTools development. In January 1998, she was appointed Senior Vice President of Corporate Operations and assumed responsibility for MIS and Facilities in addition to her existing responsibilities. From May 1986 to October 1988, she was Vice President of Trust and Investment Management at The Hibernia Bank. From August 1978 to August 1985, she held various positions with the Bank of California, N.A., including Vice President and Director of Human Resources. Ms. Taylor holds a B.A. in Psychology and Communications from Lone Mountain College.

     Mr. Aneel Bhusri joined PeopleSoft in August 1993 as Director of Strategic Planning. In April of 1995, he was appointed Vice President of Product Strategy. In November of 1995, Mr. Bhusri was appointed Senior Vice President of Product Strategy. In April 1997, he was appointed Senior Vice President of Product Strategy, Business Development and Marketing. Prior to joining PeopleSoft, Mr. Bhusri was an associate at Norwest Venture Capital from June 1992 to March 1993. From 1988 to 1991 he was a financial analyst in Morgan Stanley's Corporate Finance Department. Mr. Bhusri holds an M.B.A. from Stanford University and a B.Sc. in Electrical Engineering with a B.A. in Economics from Brown University.

     Mr. James J. Bozzini joined PeopleSoft in August 1991 as an account manager, and was appointed Director of European Operations in December 1992. In January 1994, he was appointed Director of International Services and in February 1994 assumed responsibility for the Professional Services group in North America, in addition to his international responsibilities. In January 1995, he was appointed Vice President of Professional Services, and in January 1997 he was appointed Vice President of Customer Service Operations and assumed responsibility for Education Services, Product Support, and Customer Service Strategy, in addition to Professional Services. In January 1998, Mr. Bozzini was appointed Senior Vice President of Service Operations and his responsibilities increased to include MIS, Facilities, and Communication Services. From August 1988 to July 1991, he held various positions at Andersen Consulting. Mr. Bozzini holds a B.Sc. in Business from California State University, Chico.

     Mr. Alfred J. Castino joined PeopleSoft in September 1997 as Vice President of Finance, Chief Accounting Officer, and Corporate Controller. From April 1996 to September 1997, Mr. Castino was Vice President and Corporate Controller at Chiron Corporation, a biotechnology company. From August 1988 to March 1996, he held finance positions at Sun Microsystems, including Finance Director of U.S. Operations, Director of Finance and Planning for European Operations, and Assistant Corporate Controller. His prior experience also includes seven years at Hewlett-Packard Company in various financial management positions. Mr. Castino is a Certified Public Accountant. He earned a B.A. in Economics from Holy Cross College and an M.B.A. from Stanford University.

     A. George "Skip" Battle became a director of PeopleSoft in December 1995. Mr. Battle served from 1968 until his retirement in June 1995 in various roles of increasing responsibility with Andersen Consulting. At the time of his retirement, Mr. Battle was Managing Partner of Market Development. He was also a member of Andersen Consulting's Executive Committee, Global Management Council and Partner Income Committee. Prior to his position as Managing Partner of Market Development, he served as Managing Partner of North American Planning and Operations. Mr. Battle holds a B.A. in Economics with highest distinction from Dartmouth College and an M.B.A. from the Stanford Business School where he held McCarthy and University Fellowships. Mr. Battle is a director of Barra, Inc. and Fair Isaac Company, and he is also currently a Senior Fellow at the Aspen Institute.

     Dr. Edgar Codd became a director of PeopleSoft in June 1992. Dr. Codd is presently an independent consultant. From 1985 to 1993, he was a principal at Codd and Date Consulting, and at Codd and Date, Inc., both of which are relational database consulting firms. Dr. Codd received his M.A. in Mathematics from Oxford University and his M.S. and Ph.D. in Communication Sciences from the University of Michigan. Prior to 1985, Dr. Codd was employed by IBM where he developed the theoretical foundation for relational database management. In 1994, he became a fellow of the Association for Computing Machinery (ACM).

     Mr. George Still became a director of PeopleSoft in April 1991. He has been a partner of Norwest Venture Capital, a venture capital investment fund, since 1989. From July 1984 to October 1989, he was a general partner with The Centennial Funds, a venture capital investment fund. Mr. Still holds a B.Sc. in Business Administration from Pennsylvania State University and an M.B.A. from Dartmouth College. Mr. Still is on the board of directors of 3DFX and numerous private companies.

     Mr. Cyril Yansouni became a director of PeopleSoft in October 1992. Since March 1991, he has served as Chief Executive Officer and Chairman of Read-Rite Corporation, a supplier of thin film magnetic recording heads. From January 1989 to February 1991, he served in various senior management capacities at Unisys, a manufacturer of computer systems, most recently as an Executive Vice President. Mr. Yansouni was President of Convergent Technologies, a manufacturer of computer systems, from October 1986 until its acquisition by Unisys in December 1988. From June 1967 to October 1986, Mr. Yansouni served in a variety of technical and management positions at Hewlett-Packard Company, including Vice President and General Manager of the PC Group. He holds an M.S.E.E. from Stanford University and a B.S. in electrical and mechanical engineering from the Catholic University of Louvain, Belgium. Mr. Yansouni is also a director of ActivCard, Informix Software, Inc. and Raychem Corporation.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

     The table below sets forth information for the three most recently completed fiscal years concerning the compensation of the Chief Executive Officer of PeopleSoft, and the four other most highly compensated executive officers of PeopleSoft (the "Named Executive Officers") in the fiscal year ended December 31, 1997:

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION
                                   --------------------------------------------   LONG-TERM COMPENSATION
                                                                 OTHER ANNUAL     SECURITIES UNDERLYING
   NAME AND PRINCIPAL POSITION     YEAR    SALARY    BONUS(1)   COMPENSATION(2)         OPTIONS(#)
   ---------------------------     ----   --------   --------   ---------------   ----------------------
David A. Duffield................  1997   $242,000   $228,079       $12,015                   --
  President and Chief              1996    220,000    125,796         4,482              120,000
  Executive Officer                1995    200,000    126,800         7,650              240,000
Aneel Bhusri.....................  1997    137,500    127,246         3,220              100,000
  Senior Vice President of         1996    125,000    112,511         3,095               80,000
  Product Strategy, Business       1995     88,840     52,660           720              160,000
  Development and Marketing
Ronald E. F. Codd................  1997    181,500    150,672         6,312                   --
  Senior Vice President of         1996    165,000    114,789         5,470               80,000
  Finance                          1995    150,000     93,600         3,030              160,000
Albert W. Duffield...............  1997    211,750    198,441         2,311               60,000
  Senior Vice President of         1996    192,500    122,220         5,750              100,000
  Worldwide Operations             1995    175,000    110,950         5,340              200,000
Margaret L. Taylor...............  1997    211,750    201,700         9,566               60,000
  Senior Vice President of         1996    192,500    122,364         7,845              100,000
  Corporate Operations             1995    175,000    110,950         5,340              200,000

---------------

(1) Payments of bonuses are made pursuant to PeopleSoft's Executive Bonus Plan.

(2) Includes PeopleSoft funded health benefit credits of $720 in 1997, 1996 and 1995, and PeopleSoft matching contributions to a non-qualified deferred compensation plan.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

     The following table sets forth, for each of the Named Executive Officers, certain information concerning the exercise of stock options during 1997, including the year-end value of unexercised options:

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                           SHARES                           UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                          ACQUIRED          VALUE        OPTIONS AT FISCAL YEAR-END(#)   AT FISCAL YEAR-END(1)($)
        NAME           ON EXERCISE(#)   REALIZED(L)($)     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
        ----           --------------   --------------   -----------------------------   -------------------------
David A. Duffield....          --         $       --             456,000/ 464,000         $16,324,050/$15,695,450
Aneel Bhusri.........      72,800          1,877,472              42,400/ 327,200           1,405,449/  9,170,224
Ronald E. F. Codd....     203,100          4,007,775             460,900/ 288,000          17,586,633/  9,793,000
Albert W. Duffield...     220,000          4,349,583          1,544,000/1,156,000          59,018,585/ 41,699,752
Margaret L. Taylor...     100,000          2,354,167             691,200/ 727,200          25,873,234/ 24,920,651

---------------

(1) Calculated by determining the difference between the closing price of PeopleSoft's Common Stock as reported on the NASDAQ National Market on the date of exercise or at December 31, 1997 ($39.00), as applicable, and the exercise price of such options.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options made during the year ended December 31, 1997 to each of the Named Executive Officers:

                                          INDIVIDUAL GRANTS
                              -----------------------------------------
                                              % OF TOTAL                                POTENTIAL REALIZABLE
                                NUMBER OF      OPTIONS                                    VALUE AT ASSUMED
                               SECURITIES     GRANTED TO                                ANNUAL RATE OF STOCK
                               UNDERLYING     EMPLOYEES      EXERCISE                  PRICE APPRECIATION FOR
                                 OPTIONS      IN FISCAL       PRICE       EXPIRATION       OPTION TERM(4)
            NAME              GRANTED(1)(#)    YEAR(2)     ($/SHARE)(3)      DATE        5%($)       10%($)
            ----              -------------   ----------   ------------   ----------   ---------   ----------
David A. Duffield...........          --          --%        $--               n/a     $      --   $       --
Aneel Bhusri................      40,000          37%         27.25        1/31/07       685,495    1,737,179
                                  60,000          55%         19.875        4/1/07       749,957    1,900,538
Ronald E. F. Codd...........          --          --%         --               n/a            --           --
Albert W. Duffield..........      60,000          55%         27.25        1/31/07     1,028,243    2,605,769
Margaret L. Taylor..........      60,000          55%         27.25        1/31/07     1,028,243    2,605,769

---------------

(1) These options vest in five equal annual installments commencing one year from the date of grant.

(2) An aggregate of 10,870,350 options to purchase shares of PeopleSoft's Common Stock were granted to employees in 1997.

(3) The exercise price and the tax withholding obligations related to exercise may be paid by delivery of shares that are already owned or by offset of the underlying shares, subject to certain conditions. All of the options have an exercise price equal to 100% of the fair market value of PeopleSoft's Common Stock on the date of grant.

(4) This column shows the hypothetical gains or "option spreads" of the options granted based on assumed annual compound stock price appreciation rates of 5% and 10% over the full ten-year term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent PeopleSoft's estimated or projected future prices of PeopleSoft's Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     PeopleSoft and a limited liability company ("LLC") entered into agreements in 1995 and 1997, whereby the LLC will provide up to $9.6 million to fund the development of a suite of student information and administration system applications ("SIS Software") with PeopleSoft assuming exclusive responsibility for the distribution of the SIS Software. Substantially all of the LLC's funds were provided equally by PeopleSoft's founder and principal stockholder, and the Student Loan Marketing Association ("Sallie Mae"), an independent strategic business partner. PeopleSoft has no contractual obligation to provide funds to the LLC and does not have a right to acquire any of the LLC's equity interests. PeopleSoft will pay the LLC a royalty based on fees received from the licensing of the SIS Software until the later of five years from the commercial release of the SIS Software or $17 million in cumulative royalties have been paid to the LLC. The royalty rate was determined based on negotiations between PeopleSoft and Sallie Mae. All ownership rights and interests in the SIS Software will transfer to PeopleSoft upon the later of five years from the commercial release of the SIS Software or when $17 million in cumulative royalties have been paid to the LLC. The SIS Software became generally available for sale in December 1997, and PeopleSoft recorded $3.3 million in royalty expense in the year ended December 31, 1997. The LLC reimbursed PeopleSoft $2.0 million $2.4 million and $3.2 million in 1995, 1996 and 1997, respectively, for development funding advanced by PeopleSoft during the year and, in 1998, PeopleSoft anticipates using the remaining $2.0 million to fund the development of two new related software products. In addition, PeopleSoft was reimbursed $98,000 in 1995 and $65,700 in 1996 (none in 1997) for interest on such advances.

                        SECURITY OWNERSHIP OF PEOPLESOFT
                     MANAGEMENT AND PRINCIPAL STOCKHOLDERS

     The following table sets forth as of March 20, 1998 (except as noted below) certain information with respect to the beneficial ownership of PeopleSoft Common Stock by (i) each person known by PeopleSoft to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of PeopleSoft, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers as a group. Except as noted below, the address of all shareholders, directors and executive officers identified in the table and accompanying footnotes below is in care of PeopleSoft at 4460 Hacienda Drive, Pleasanton, CA 94588. Except as otherwise noted below, PeopleSoft knows of no agreements among its stockholders which relate to voting or investment power of its Common Stock.

                                                                SHARES OF COMMON STOCK
                                                                 BENEFICIALLY OWNED(1)
         DIRECTORS, NAMED EXECUTIVE OFFICERS AND           ---------------------------------
                FIVE PERCENT STOCKHOLDERS                    NUMBER     PERCENTAGE OWNERSHIP
         ---------------------------------------           ----------   --------------------
Officers
  David A. Duffield(2)...................................  52,516,643          23.2%
  Aneel Bhusri(3)........................................     177,395              *
  Ronald E.F. Codd(3)....................................     669,159              *
  Albert W. Duffield(3)..................................   2,152,831              *
  Margaret L. Taylor(3)..................................   1,447,574              *
Directors
  George J. Still, Jr.(3)................................     299,130              *
  Edgar F. Codd(3).......................................     260,000              *
  Cyril J. Yansouni(3)...................................       4,000              *
  A. George "Skip" Battle(3).............................      45,466              *
All directors and executive officers as a group(4).......  60,587,813           26.8
5% Shareholders at 12/31/97(5)
Putnam Investments, Inc.(6)..............................  13,712,347            6.1
  One Post Office Square, Boston, MA 02109

---------------
 *  Less than 1%

(1) Applicable percentage of ownership is based on 226,330,688 shares of Common Stock outstanding as of March 20, 1998 together with applicable options for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options currently exercisable or exercisable within 60 days after March 20, 1998 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Includes 640,000 shares and 800,000 shares subject to stock options held by David A. Duffield and Mr. Duffield's wife, respectively, that are exercisable within 60 days of March 20, 1998 and 44,464,835 shares held by trusts, foundations or accounts of which David A. Duffield is trustee or director.

(3) Includes the following numbers of shares issuable upon exercise of options that are exercisable on or within 60 days of March 20, 1998: Aneel Bhusri:
    104,400; Albert W. Duffield: 2,064,000; Margaret L. Taylor: 887,806; Ronald E.F. Codd: 498,552; George J. Still, Jr.: 192,000; Dr. Edgar F. Codd:
    112,000; Cyril J. Yansouni: 4,000; and A. George "Skip" Battle: 42,400.

(4) Includes 5,440,638 shares subject to stock options held by directors and officers (12 persons) that are exercisable within 60 days of March 20, 1998.

(5) Shares beneficially owned are determined solely from information reported on a Schedule 13G as of December 31, 1997.

(6) Putnam Investment Management, Inc. (PMI) has shared dispositive power with respect to 9,861,939 shares. The Putnam Advisory Company (PAC) has shared voting power and shared dispositive power with respect to 2,615,708 and 3,850,408 shares, respectively. Putnam Investments, Inc., as parent to PMI and PAC, has shared voting power and shared dispositive power with respect to 2,615,708 and 13,712,347 shares, respectively.

                                    INTREPID

INTRODUCTION

     Intrepid develops, markets, licenses, supports and services integrated merchandise management, data warehouse and decision support software for medium to large-sized retailers in most segments of the retail industry. Intrepid's software products are designed to enable retailers to use information to quickly make informed business decisions.

     Intrepid markets its software primarily through its direct sales organization, augmented by indirect sales channels including systems consulting and integration firms. Intrepid's customers include: Venator, Montgomery Ward, Liz Claiborne, Neiman Marcus, Ross Stores, WalMart, Blockbuster, Consolidated Stores and Barnes & Noble.

INTREPID SOLUTION

     The demonstrated power of integrated systems directed Intrepid to look beyond merchandise management into the retail enterprise as a whole. To make that vision a reality, Intrepid formed a strategic alliance with PeopleSoft, a worldwide leader in enterprise applications software.

     Together the companies have been working to deliver the first integrated enterprise solution designed specifically for the retail industry. The client/server architecture would integrate Intrepid's merchandising and decision support solutions with PeopleSoft's supply chain, financial and human resources applications. This seamless suite of applications is being built on a common development platform -- PeopleTools -- providing information delivery and automated workflow support throughout the enterprise. Sharing this common technology platform will assure that all applications have a consistent look and feel and at the same time, reduce training and implementation costs. This business solution offers a reliable, low-risk, proven technology that renders greater flexibility and responsiveness, better information access, and improved productivity. To date, Intrepid has ported its merchandising management system, Evolution, onto the PeopleTools platform. This was announced as generally available in June, 1998.

SOFTWARE PRODUCTS

     Intrepid's products evolved from a foundation of extensive retail knowledge. Intrepid was established by retailers to serve retailers -- a company well-equipped to deliver the essential elements of best of class retail solutions. The key elements that differentiate Intrepid's solutions from the products of its competitors include superior retail knowledge, a complete enterprise package, an open architecture that provides flexibility and scalability, and the industry's preeminent technology platform (PeopleTools).

     EVOLUTION 4 is primarily a client/server merchandise management system that features a suite of merchandising, store operations, sales and invoice matching applications. The system provides retailers information delivery, automated workflow, and accurate reporting across the retail enterprise. Evolution supports Merchandising, Store Operations, Financial Management and Management Reporting. The system's architecture is supported by PeopleSoft's PeopleTools development environment, which includes development tools for rapid customization, powerful reporting, analysis and productivity. Evolution 4 represents a migration of the Company's prior IBM AS/400 based merchandise management product to the PeopleTools platform.

     DECISIONMASTER is a suite of integrated decision support applications based on Intrepid's retail data model or an existing data model, and a retail data warehouse. DecisionMaster supports every major area of retailing including merchandising, store operations, finance and marketing. The DecisionMaster applications provide easy access to information for executives and business users, supporting extensive reporting and on-line analysis in a graphical environment. DecisionMaster is able to quickly identify exceptions: hot items, slow sellers, and out of stocks.

     The heart of DecisionMaster is the data warehouse, a repository of facts and figures organized for efficient information retrieval. DecisionMaster has been designed to work with data warehouses built using many of the leading relational data bases. To access the information in the data warehouse, DecisionMaster provides a series of application workbenches, each tailored to the needs of different personnel within the retail organization. DecisionMaster's decision support provides applications with flexible exception reporting and data surfing -- the ability to easily sort, drill up and drill down through hierarchies of information.

     DecisionMaster provides an immediate return on investment (ROI) through its hundreds of actionable reports, yet has also been designed to grow and change over time. By employing relational OLAP technology, DecisionMaster provides the flexibility to add new reports, enhance existing reports, and easily adapt to changes in organization or product structure and data models.

     Information alone is not enough. The ability to take information and turn it into action is vital to success. The integration of Intrepid's operational and decision support applications created the foundation for this new generation of "closed loop" retail information systems called InformAction.

     InformAction takes the knowledge obtained through DecisionMaster and recommends and automatically creates new transactions in Evolution. InformAction allows key actions to be taken directly by the user, whether its creating a markdown, effecting a price change, or canceling/creating a purchase order. Automating these important functions not only dramatically shortens response time, but also frees staff from burdensome paperwork allowing them to focus on other vital tasks.

     Evolution 4 is the cornerstone of the Intrepid/PeopleSoft enterprise solution. The combination of Intrepid's Merchandise Management and Decision Support systems and PeopleSoft's supply chain, financial and human resource management applications will constitute a comprehensive enterprise solution for retailers.

SERVICES AND CUSTOMER SUPPORT

     Intrepid believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, and ultimately, customer satisfaction. Intrepid offers an education and training program for its customers and its third party implementation providers. Classes are offered at in-house facilities at Intrepid's headquarters and at customer sites. These classes focus on retail management principles as well as the implementation and use of Intrepid's Evolution and DecisionMaster products. Intrepid offers its customers on-site consulting services aimed at assisting in the implementation of its own software and integration with the customers' existing systems. Intrepid receives hourly fees for these services. The services are concentrated on making implementations cost-effective for customers by enabling them to independently perform as many of the integration tasks as possible. Intrepid also provides ongoing product support services to its customers through a staff of product specialists. This group provides the customer responsiveness required to back up the customer hotline which takes prime responsibility for recording and tracking issues to results. In addition, Intrepid works with its integration partners to provide implementation services to its customers.

SALES, MARKETING AND DISTRIBUTION

     Intrepid markets its software and services primarily through its direct sales organization, including business application software vendors and systems consulting and integration firms. Intrepid's direct sales organization consists of regionally based sales representatives and sales consultants. Intrepid has a joint development and marketing relationship with PeopleSoft. Intrepid has also built joint marketing alliances with MicroStrategy, Oracle, Informix, Sun, Hewlett Packard, and IBM and works with Andersen Consulting, Deloitte & Touche LLP, The Hunter Group and CFT Consultants for implementation.

RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY RIGHTS

     Intrepid Systems has expended significant resources on product development efforts directed at increasing product functionality, improving product performance and expanding the capabilities of the products to interoperate with third party software. Intrepid relies on a combination of the protections provided under applicable copyright, trademark and trade secret laws, as well as confidential procedures and licensing agreements to establish and protect its rights in its software. Intrepid licenses its software products to customers under license agreements which are generally standard in form, although each license is individually negotiated and may contain variations. The standard form agreement allows the customer to use

Intrepid's products solely on the customer's computer equipment for the customer's internal purposes, and the customer is generally prohibited from sublicensing or transferring Intrepid products. The agreements generally provide that Intrepid's warranty for its products is limited to correction or replacement of the affected product, and in most cases Intrepid's warranty liability may not exceed the licensing fees from the customer. The form agreement also includes a confidentiality clause protecting proprietary information.

EMPLOYEES

     As of March 31,1998 Intrepid employed 220 persons, of which, 91 were engaged in product development, 55 were in customer services and support, 36 were in sales and marketing, 11 were in product strategy and business development and 27 were in administration and technical support. None of Intrepid's employees is represented by a labor union with respect to his or her employment with Intrepid. Intrepid has experienced no organized work stoppages and believes it relationships with its employees is good.

FACILITIES

     Intrepid's principal offices are located in approximately 70,000 square feet of space in Alameda, California. This facility is under lease to Intrepid through the end of 2002. In addition Intrepid occupies approximately 5,800 square feet of space in Cincinnati, Ohio, which is leased through June 2001.

                 SELECTED HISTORICAL FINANCIAL DATA OF INTREPID

     Intrepid's historical balance sheet data as of March 31, 1998 and historical statement of operations data for the three months ended March 31, 1998 and 1997 are derived from Intrepid's unaudited financial statements included herein. Intrepid's historical balance sheet data as of March 31, 1997 are derived from Intrepid's unaudited financial statements which are not included herein. Intrepid's historical balance sheet data as of December 31, 1997 and 1996 and the statement of operations data for each of the three years in the period ended December 31, 1997 are derived from Intrepid's audited financial statements included elsewhere in the Prospectus/Proxy Statement. Intrepid's financial information is qualified by and should be read in conjunction with Intrepid's financial statements and notes thereto included elsewhere in the Prospectus/Proxy Statement. In the opinion of the management of Intrepid, the above mentioned unaudited interim financial data of Intrepid has been prepared on the same basis as the historical information derived from the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for unaudited interim periods. No cash dividends have been declared or paid on any of the Intrepid Capital Stock in any of the periods presented.

                                                             (IN THOUSANDS,
                                                       EXCEPT PER SHARE AMOUNTS)      THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,           MARCH 31,
                                                      ----------------------------    ------------------
                                                       1995      1996       1997       1997       1998
                                                      ------    -------    -------    -------    -------
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees......................................  $1,305    $ 4,441    $16,420    $ 2,393    $   882
  Services..........................................   2,765      3,798      8,209      1,928      1,908
                                                      ------    -------    -------    -------    -------
         Total revenues.............................   4,070      8,239     24,629      4,321      2,790
Costs and expenses:
  Cost of license fees..............................      --        433      3,148        321        178
  Cost of services..................................     735      2,144      6,533      1,379      1,790
  Sales and marketing...............................     714      2,426      5,294      1,137      2,183
  Product development...............................   2,375      3,702      8,434        947      4,712
  General and administrative........................     456      1,406      2,214        404        850
  Write-off of purchased research and development...      --      1,467         --         --         --
                                                      ------    -------    -------    -------    -------
         Total costs and expenses...................   4,280     11,578     25,623      4,188      9,713
                                                      ------    -------    -------    -------    -------
Operating income (loss).............................    (210)    (3,339)      (994)       133     (6,923)
Other income (expense)..............................     (14)       (21)       362         43         66
                                                      ------    -------    -------    -------    -------
         Income (loss) before taxes.................    (224)    (3,360)      (632)       176     (6,857)
Provision for income taxes..........................       5          2         12         12         12
                                                      ------    -------    -------    -------    -------
Net income (loss)...................................  $ (229)   $(3,362)   $  (644)   $   164    $(6,869)
                                                      ======    =======    =======    =======    =======
Basic income (loss) per share.......................  $(0.10)   $ (0.90)   $ (0.14)   $  0.04    $ (1.28)
                                                      ======    =======    =======    =======    =======
Shares used in basic per share computation..........   2,379      3,740      4,473      4,363      5,379
Diluted income (loss) per share.....................  $(0.10)   $ (0.90)   $ (0.14)   $  0.01    $ (1.28)
                                                      ======    =======    =======    =======    =======
Shares used in diluted per share computation........   2,379      3,740      4,473     12,029      5,379

                                                              AS OF DECEMBER 31,     AS OF MARCH 31,
                                                              ------------------    ------------------
                                                               1996       1997       1997       1998
                                                              -------    -------    -------    -------
HISTORICAL BALANCE SHEET DATA:
Working capital.............................................  $ 8,586    $10,483    $ 8,442    $ 3,644
Total assets................................................  $14,826    $22,226    $13,388    $16,949
Long-term obligations.......................................  $   422    $   723    $   343    $   129
Total shareholders' equity..................................  $ 9,497    $12,204    $ 9,663    $ 6,046

                 INTREPID MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     Intrepid was founded in August 1991 to acquire, develop and market enterprise software applications to midsized to large retailers. The primary product was an AS/400 based merchandise management system. Intrepid acquired the rights to market this system, named Evolution, in early 1992 and licensed this product for the first time to a customer in the same year. Intrepid continued to license this product with a series of enhancements from 1992 until the present. In 1996 Intrepid also acquired the assets of Kelly Information Systems, Inc., including decision Support software product. This was renamed DecisionMaster and has been licensed by Intrepid to customers both as a standalone product and in conjunction with Evolution. Intrepid has not achieved significant operating profits for any period since it's inception.

     Intrepid's revenues are derived primarily from license fees and charges for services, including maintenance, development, consulting and training. License fee revenues consist of revenues for Intrepid's software products and documentation. Such revenues have been recognized in all periods in accordance with the current revenue recognition requirements defined by the American Institute of Certified Public Accountants. A new software revenue recognition standard, SOP 97-2, went into effect in 1998. This new standard requires that software arrangements be separated into distinct elements, and that each element is separately reviewed against revenue recognition criteria. License fee revenues are generally recognized when a non-cancellable license agreement has been signed, the software product has been shipped, there are no significant vendor obligations, the fees are fixed and determinable and collection is considered probable. If any obligations or contingencies do exist, revenue recognition is deferred until all such obligations or contingencies have been satisfied. Service revenues are recognized on delivery of service in the case of development, consulting and training or ratably over the period covered by maintenance agreements in the case of maintenance (typically twelve months).

     Until April 1996 Intrepid's license fee revenue was derived from its Evolution product. Since then significant revenues have also been derived from licenses of DecisionMaster. In February 1998 Intrepid deployed Evolution in a client/server, multiple platform environment based on PeopleSoft's PeopleTools development environment. To date there have been no significant revenues derived from this client server product.

     Intrepid markets its products through a direct sales force. In January 1997 Intrepid also announced a joint development and marketing agreement with PeopleSoft. During 1997 and 1998 Intrepid's sales force has also marketed to prospects in conjunction with PeopleSoft's direct sales force in conformance with the terms of that agreement.

     Although Intrepid has experienced significant growth in revenues during the past three years Intrepid does not believe these prior growth rates are sustainable or indicative of future operating results. Intrepid's limited operating history makes prediction of future results difficult or impossible.

RESULTS OF OPERATIONS

  Years Ended December 31, 1995, 1996, 1997

     REVENUES

     Total revenues: Intrepid's revenues are derived primarily from fees from licenses of Intrepid's software products and related services. Intrepid's revenues increased from $4,070,000 in 1995 to $8,239,000 in 1996, an increase of 102%, and to $24,629,000 in 1997, an increase of 199%. Four customers, Casual Corner Group, Jamesway Corporation, Consolidated Stores and Barnes & Noble Bookstores, Inc., accounted for 26%, 25%, 24% and 19%, respectively of Intrepid's revenues in the year ended December 31, 1995. Three major customers, Bradlees, Inc., Crown Books Corporation and Blockbuster Entertainment Inc., accounted for 17%, 16%, and 13%, respectively of Intrepid's revenues in the year ended December 31, 1996. Two customers, Woolworth Corporation and Liz Claiborne, Inc., accounted for 21% and 15%, respectively, of Intrepid's revenues in the year ended December 31, 1997. All of these customers are end users of Intrepid's products. No other customers accounted for more than 10% of Intrepid's total revenues in the years ended December 31, 1995, 1996 and 1997.

     License Fee Revenues: License fee revenues are comprised of fees for licenses of Intrepid's software products. License fee revenues increased from $1,305,000 in 1995 to $4,441,000 in 1996, an increase of 240%, resulting from an increase in the number of customers licensing Intrepid's Evolution merchandising system, and to the acquisition of the DecisionMaster decision support product during 1996, licensing of which contributed $971,000 in fees during the year. License fee revenues increased to $16,420,000 in 1997, an increase of 270%, resulting primarily from an increase in the number of customers licensing the DecisionMaster product, and to an increase in the average license fee per customer for both the Evolution and DecisionMaster products as several major retailers signed license agreements during the year.

     Service revenues: Service revenues are primarily comprised of fees from maintenance, consulting, development and training services. Service revenues totaled $2,765,000 in 1995, primarily resulting from customer funded development activities and implementation services. Service revenues increased to $3,798,000 in 1996, an increase of 37%, primarily due to an increase in consulting services and maintenance fees reflecting the increased number of product licensees during the year. Service revenues increased to $8,209,000 during 1997, an increase of 116%, primarily due to increases in maintenance fees and consulting services associated with the increased sales of Intrepid's software products, and to increases in customer funded development activities and training services.

     COST OF REVENUES

     Cost of License Fee Revenues: Intrepid's cost of license fee revenues consists of sublicensing third party software products, primarily related to the sale of Intrepid's DecisionMaster software product. Costs related to research, design and development of products are charged to research and development expense as incurred, and accordingly cost of license fee revenues includes no amortization of capitalized software development costs. Intrepid had no cost of license fee revenues prior to 1996. Cost of license fee revenues for the year ended December 31, 1996 was $433,000, representing 10% of total license fee revenues and 5% of total revenues. Cost of license fee revenues for the year ended December 31, 1997 was $3,148,000, representing 19% of total license fee revenues and 13% of total revenues, reflecting the increase in software license fees generated from the sale of the DecisionMaster product.

     Cost of Service Revenues: Cost of service revenues consists primarily of employee related costs, including allocated overhead expenses, incurred in providing maintenance, consulting, development and training services to customers. Cost of services was $735,000 and $2,144,000 for the years ended December 31, 1995 and 1996, respectively, representing 27% and 56% of service revenues and 18% and 26% of total revenues for the related periods. The increase in the dollar cost of services and the costs of services as a percent of service revenues during the year ended December 31, 1996 was due primarily to the increase in the number of consulting and client support personnel and related overhead costs necessary to support current and projected future increases in the installed customer base, and to the higher costs related to the use of independent contractors. Cost of services was $6,533,000 for the year ended December 31, 1997, representing 80% of service revenues and 27% of total revenues for the period. The increase in the dollar cost of services and the costs of services as a percent of service revenues during the year ended December 31, 1997 was due primarily to increased levels of support required under maintenance agreements, higher than anticipated costs of customer funded development projects, investments made in personnel and materials required to establish Intrepid's training organization, and to the continued increase in the number of consulting and client support personnel and related overhead costs.

     RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses include expenses associated with the development of new products, enhancements to existing products, documentation of products and quality assurance activities, and consist primarily of employee salaries, benefits, allocated overhead costs, contractor expenses and software and hardware development tools. Costs related to research, design and development of products are charged to research and development as incurred. Research and development expenses were $2,375,000 and $3,702,000 for the years ended December 31, 1995 and 1996, respectively, representing 58% and 45% of total revenues for the related periods. The increase in the dollar amount was primarily due to an increase in development personnel and related overhead costs. Research and development expenses were $8,434,000 for the year ended December 31, 1997, representing 34% of total revenue for the period. The increase in the dollar amount was primarily due to a significant increase in development activity related to the development of the client server version of Intrepid's Evolution software product, including an increase in the use of contractors as well as increases in development staff personnel and related overhead costs.

     SALES AND MARKETING EXPENSES

     Sales and marketing expenses consist primarily of salaries, commissions and benefits of sales and marketing employees, allocated overhead costs, sales related travel expenses, as well as costs of participation in industry trade shows, marketing materials and other promotional activities. Sales and marketing expenses were $714,000 and $2,426,000 for the years ended December 31, 1995 and 1996, respectively, representing 18% and 29% of total revenues for the related periods. The increase in dollar amount was primarily due to the expansion of Intrepid's sales and marketing organization, the inception of a sales commission plan, increased costs of participation in industry trade shows and the development of new marketing materials. Sales and marketing expenses were $5,294,000 for the year ended December 31, 1997, representing 21% of total revenues for the period. The increase in dollar amount reflects the continued expansion of Intrepid's sales and marketing organization, increases in sales commissions associated with increased license fee revenues, increased costs of participation in industry trade shows and the development of new marketing programs.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of salaries, benefits, and allocated overhead costs for executive and administrative personnel, and other non-allocable general expenses. General and administrative expenses were $456,000 and $1,406,000 for the years ended December 31, 1995 and 1996, respectively, representing 11% and 17% of total revenues for the related periods. The increase in dollar amount was primarily due to an increase in personnel and related overhead costs, an increase in the reserve for bad debts and the amortization of acquired goodwill. General and administrative expenses were $2,214,000 for the year ended December 31, 1997, representing 9% of total revenues for the period. The increase in dollar amount reflects the continued expansion of Intrepid's administrative support organizations, including finance, human resources and facilities management.

     INTEREST INCOME AND EXPENSE

     Interest income was $9,000, $77,000 and $447,000 during the years ended December 31, 1995, 1996 and 1997, respectively, reflecting the increase in cash and investment balances during the periods. Interest expense was $23,000, $98,000 and $85,000 during the years ended December 31, 1995, 1996 and 1997, respectively. Changes in interest expense are primarily due to increased equipment and furniture capital lease obligations and short term borrowing arrangements during the year ended December 31, 1996 and to long term equipment financing obtained during the year ended December 31, 1997.

  Three Month Periods Ended March 31, 1997 and 1998

     REVENUES

     Total revenues: Intrepid's revenues decreased from $4,321,000 to $2,790,000, a decrease of 35%, for the three month periods ended March 31, 1997 and 1998, respectively. Two customers, Woolworth Corporation and Crown Books Corporation accounted for 43% and 10%, respectively, of Intrepid's revenues in the three month period ended March 31, 1997. Three customers, The Men's Wearhouse, Consolidated Stores and Woolworth Corporation accounted for 22%, 15%, and 10%, respectively, of Intrepid's revenues in the three months ended March 31, 1998. All of these customers are end users of Intrepid's products. No other customers accounted for more than 10% of Intrepid's total revenues in the three month periods ended March 31, 1997 and 1998.

     License Fee Revenues: License fee revenues were $2,393,000 and $882,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing a decrease of 63%. The decrease was attributable to a delay in the release of the client server version of Intrepid's Evolution software product, and to certain performance issues subsequently corrected which developed with earlier releases of the DecisionMaster product, effecting Intrepid's ability to leverage further near term growth from a referencable customer base.

     Service revenues: Service revenues totaled $1,928,000 and $1,908,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing a decrease of 1%. The decrease is comprised of an increase in maintenance fees associated with the increasing cumulative sales of Intrepid's software products, offset by a decrease in customer funded development activities, and a decrease in consulting and implementation services resulting from decreased current period software sales and increased levels of support required under maintenance agreements.

     COST OF REVENUES

     Cost of License Fee Revenues: Cost of license fee revenues was $321,000 and $178,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing 13% and 20% of license fee revenues and 7% and 6% of total revenues for the related periods. The increase as a percent of license fee revenues was attributable to an increased reliance on certain third party software products with associated sublicensing costs.

     Cost of Service Revenues: Cost of services was $1,379,000 and $1,790,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing 72% and 94% of service revenues and 32% and 64% of total revenues for the related periods. The increase in the dollar cost of services and the costs of services as a percent of service revenues was due primarily to the increase in the number of consulting and client support personnel and related overhead costs necessary to support current and projected future increases in the installed customer base, to increased levels of support required under maintenance agreements, and to continuing investments in personnel and materials required to establish Intrepid's training organization.

     RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses were $947,000 and $4,712,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing 22% and 169% of total revenues for the related periods. The increase in dollar amount was primarily due to a significant increase in development activity related to the development of the client server version of Intrepid's Evolution software product, including an increase in the use of contractors as well as increases in development staff personnel and related overhead costs.

     SALES AND MARKETING EXPENSES

     Sales and marketing expenses were $1,137,000 and $2,183,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing 26% and 78% of total revenues for the related periods. The increase in dollar amount was primarily due to the expansion of Intrepid's sales and marketing organization, including the costs of developing a marketing organization in the United Kingdom, and the increased costs related to the development of new marketing programs.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses were $404,000 and $850,000 for the three month periods ended March 31, 1997 and 1998, respectively, representing 9% and 30% of total revenues for the related periods. The increase in dollar amount was primarily due an increase in personnel and related overhead costs, including administrative costs incurred in the United Kingdom.

     INTEREST INCOME AND EXPENSE

     Interest income was $58,000 and $94,000 for the three month periods ended March 31, 1997 and 1998, respectively, reflecting the increase in cash and investment balances. Interest expense was $15,000 and $28,000 for the three month periods ended March 31, 1997 and 1998 respectively. The increase reflects the cost of long term equipment financing obtained during the year ended December 31, 1997.

     LIQUIDITY AND CAPITAL RESOURCES

     Since inception, Intrepid Systems has financed its operations and met its capital requirements through a combination of working capital lines of credit, borrowings from an officer of Intrepid, equipment and furniture lease financing, private sales of preferred and common stock, and borrowings under a secured note. Intrepid's principal investors include institutional investors, venture capital firms, PeopleSoft and private individuals.

     In 1995, Intrepid raised $4,000,000 through the sale of Series A preferred stock. In 1996, Intrepid raised an additional $20,000 through the sale of additional Series A preferred stock. In 1996 Intrepid raised $9,230,000 through the sale of Series B preferred stock and Series C preferred stock warrants and issued common stock valued at $301,000 as partial consideration in the purchase of Kelly Information Systems. In 1997 Intrepid raised $3,447,000 through the exercise of the Series C warrants and issuance of Series C preferred stock, raised $465,000 through the sale of common stock, and raised $27,000 related to the exercise of employee stock options. During the three months ended March 31, 1998 Intrepid raised $106,000 through the sale of common stock and raised $8,000 related to the exercise of employee stock options.

     In April 1997, Intrepid entered into a $2,500,000 Loan and Security Agreement which included a $1,500,000 working capital line of credit and a $1,000,000 term loan facility which was available to finance equipment acquisitions through December 1997. Both financing arrangements bear interest at the lender's prime rate plus 0.5%. Borrowings under the term loan facility totaled $916,000 during 1997. The working capital line of credit has not been utilized. At December 31, 1997 and March 31, 1998 Intrepid was in technical default of certain covenant compliance requirements applicable to both the working capital line of credit and the term loan facility, and has received notification from the lender waiving these defaults.

     On June 11, 1998, Intrepid entered into the Intrepid Loan Agreement with PeopleSoft, pursuant to which Intrepid may borrow up to $5,000,000 (the "Loan") from PeopleSoft in accordance with the terms and conditions thereof. The Loan bears interest (i) if the Permit is not issued, at the maximum allowable rate under applicable usury laws, or (ii) if a Permit is issued, at the most recently established annual interest rate for two-year U.S. Treasury notes plus six hundred (600) basis points for the period from the date the Permit is issued through remainder of the term of the Loan. All principal and accrued interest shall be due and payable on the earlier of (i) June 30, 1999 (whether by acceleration or otherwise), (ii) a Change of Control of Intrepid (as defined in the Intrepid Loan Agreement), (iii) the closing of one or more sales of securities of Intrepid (whether debt or equity) subsequent to the original date of the Loan in an aggregate amount of $10,000,000 or more, or (iv) upon an Event of Default (as defined in the Intrepid Loan Agreement). If Intrepid has not paid the principal and accrued interest under the Loan in full by the Due Date and the Merger Agreement is terminated, then the Loan may be converted at PeopleSoft's election into shares of Intrepid Common Stock representing up to 10% (11% if the Permit is not issued) of the outstanding equity securities of Intrepid immediately following such conversion. As of June 30, 1998, Intrepid had drawn $4,000,000 from the Loan.

     Intrepid has continued to experience losses from operations during the second quarter of 1998 of approximately $4,700,000. Intrepid's management believes that revenues for the second half of 1998 and the first half of 1999 should improve based on actions management has taken in the first half of 1998. Intrepid believes that the proceeds of the $5,000,000 loan from PeopleSoft made pursuant to the Loan Agreement between Intrepid and PeopleSoft, together with the funds generated from collections of existing receivables and ongoing software sales, will be sufficient to meet Intrepid's future cash requirements at its current level of expenditures through June 30, 1999 if the Merger is not consummated. However, if revenue increases do not occur in accordance with management's expectations Intrepid could be required to obtain additional equity or debt financing to meet its working capital and fixed asset requirements as an independent entity, and there can be no assurance that such financing would be available to Intrepid on commercially reasonable terms or at all.

     Cash and cash equivalents totaled $2,805,000, $10,194,000, $149,000,
$1,449,000 and $2,045,000 at December 31, 1995, 1996 and 1997 and March 31, 1997
and 1998, respectively. Working capital was $3,028,000, $8,586,000, $10,483,000,
$8,442,000 and $4,131,000 at December 31, 1995, 1996 and 1997 and March 31, 1997
and 1998, respectively.

                             MANAGEMENT OF INTREPID

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of Intrepid as of March 31, 1998.

             NAME                AGE                         POSITION
             ----                ---                         --------
Richard White..................  40    President, Chief Executive Officer
Jack Harbaugh..................  46    Vice President, Sales and Marketing
Lee Kunkle.....................  48    Vice President, Consulting and Support Services
Jonathan Bond..................  49    Vice President, Chief Financial Officer
Michael Hunt...................  56    Vice President, International Operations
Roberta Gray...................  46    Vice President, Product Strategy & Business
                                       Development
Glenda Akers...................  43    Vice President, Product Development
James Kelly....................  35    Vice President, Decision Support Sales Director
Brian Kelly....................  33    Vice President, Decision Support Products
Howard Matthews................  43    Director
Margaret Taylor................  46    Director
George J. Still, Jr............  39    Director

     Mr. White founded Intrepid in 1991 and has served as President, Chief Executive Officer and Chairman of the Board of Directors. From 1986 to 1991, Mr. White was one of the founding management team members of Office Club where he served as V.P. of MIS. From 1982 to 1986 he served as a Senior Consultant at Touche Ross & Co. (now Deloitte & Touche LLP). He has spent a total of 17 years in the retail industry, starting with J.C. Penney Company as a Merchandise Manager. Mr. White earned B.A. and M.B.A. degrees from Stanford University.

     Mr. Harbaugh co-founded Intrepid. Prior to joining Intrepid in 1991, where he has served as Vice President of Sales and Marketing, Mr. Harbaugh was the Director of Sales at Peter R. Johnson & Associates from 1990 to 1991. His previous experience includes positions with Computer Business Application (CBA), Wang Laboratories and NCR Corporation. He holds a B.A. degree in Business Administration from Boston University and an M.B.A. from Suffolk University.

     Mr. Kunkle was a co-founder of Intrepid and has served as Vice President, Consulting and Support Services since 1992. Mr. Kunkle was previously Senior Manager and Director of Western Region Retail Consulting at Ernst & Young from 1986 to 1991, and a senior consultant with Touche Ross & Co. (now Deloitte & Touche LLP) from 1982 to 1986. Mr. Kunkle began his career in retail with Macy's California. He holds a B.S. degree from the University of California, Davis and an M.B.A. from California State University, Sacramento.

     Mr. Bond joined Intrepid in September 1996 as Vice President Finance and Chief Financial Officer. Previously, he was CFO and Vice President of Finance for Institutional Financing Services, Inc. from 1995 to 1996; Managing Director and CFO at Gray Cary Ware & Freidenrich from 1991 to 1994 and Executive V.P. and CFO at both Peter R. Johnson & Associates, Inc. and Quick Response Services, Inc. from 1988 to 1991. He began his career with Touche Ross & Co. (now Deloitte & Touche LLP) in the UK and served in various positions at that company in the UK and USA from 1969 till 1988. Mr. Bond holds a B.S. degree in Economics and Accounting from the University of Bristol, England. He is Certified Public Accountant in California and a Fellow of the Institute of Chartered Accountants in England and Wales.

     Mr. Hunt, joined Intrepid as Vice President, International Operations in October 1997. Before joining Intrepid, he was Oracle's Vice President of Applications for Europe, Asia and Africa. He also served on Oracle's European Executive Committee. Previously Mr. Hunt worked as President of International Operations for Ross Systems and was President of Dun & Bradstreet Inc. Prior to those positions, he managed the start-up and expansion of international operations for Software 2000, Inc. He holds a B.S. in Mathematics from the University of Manitoba, Canada.

     Ms. Gray joined Intrepid as Vice President, Product Strategy and Business Development in October 1997. Prior to joining Intrepid, Gray was Senior Director of Corporate Strategy with SCO from 1990 to 1997. Previously she was with Avera Corporation and Sun Microsystems. Ms. Gray earned a B.S. degree in Mathematics and Computer Science from Stanford University.

     Ms. Akers joined Intrepid in March 1998 as Vice President, Product Development. Previously she was with Sybase as V.P. of Server Engineering. Prior to Sybase, she served as Director of Application Development for MCI. Ms. Akers earned a B.S. degree in Mathematics/Computer Science from the University of Texas.

     Mr. Everett joined Intrepid in January 1998 as Vice President, Customer Support. He was previously with J.D. Edwards & Company from 1991 to 1998 as Director of Worldwide Customer Support and Director of Product Marketing. Everett began his career with Arthur Andersen & Co. and was also with Electronic Mail Corp. of America, American Management Systems and Pittiglio, Rabin, Todd & McGrath. Mr. Everett holds a B.S. degree in Marketing from Indiana University and an M.B.A. from Stanford University.

     Mr. James Kelly was CEO and co-founder of Kelly Information Systems, which was acquired by Intrepid in 1996. Since then he has served as Vice President of Sales and Vice President of Decision Support Sales. He was also appointed to the Board of Directors of Intrepid where he has served since May 1996. Previously Mr. Kelly was with NCR/Teradata Corporation as a Retail Systems Engineer, Senior Retail Systems Engineer, and Retail Industry Consultant. Mr. Kelly earned a B.S. degree from Miami University (Oxford, OH) in Systems Analysis.

     Mr. Brian Kelly was a co-founder of Kelly Information Systems. Since its acquisition by Intrepid in 1996 he has served as Vice President of Decision Support Products. Prior to founding Kelly Information Systems in 1992, he was with Teradata Corporation. He holds a B.S. degree from the University of Cincinnati in Computer Science.

     Mr. Matthews became a director of Intrepid in September 1996. Since 1993, Mr. Matthews has been a consultant to companies in the technology and retail industries, and is currently the Chairman of TriQuest Capital, a corporate financial advisory firm. From 1986 to 1991, Mr. Matthews was a co-founder and the Chief Financial Officer of the Office Club Inc. From 1991 to 1993, Mr. Matthews was the CEO of Auto Parts Club, Inc. Mr. Matthews has an undergraduate degree from Occidental College and an M.B.A. in finance from the University of California, Berkeley.

     Ms. Taylor was appointed to the Intrepid Board in January 1997. Ms. Taylor has been with PeopleSoft since 1989 where she is currently Senior Vice President, Operations. Prior to joining PeopleSoft she was with Hibernia Bank and Bank of California. She holds a B.A. degree from Lone Mountain College, San Francisco, Mauna Cum Laude in Communications and Psychology.

     Mr. Still became a director of Intrepid in January 1997. He has been a partner of Norwest Venture Capital, a venture capital investment fund, since 1989. From July 1984 to October 1989, he was a general partner with The Centennial Funds, a venture capital investment fund. Mr. Still holds a B.S. in Business Administration from Pennsylvania State University and an M.B.A. from Dartmouth College. Mr. Still is on the board of directors of PeopleSoft, 3DFX and numerous private companies.

                            STOCK OWNED BY INTREPID
                     MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Intrepid Common Stock as of March 31, 1998, (i) by each person who is known by Intrepid to own beneficially more than 5% of the outstanding Intrepid Capital Stock, (ii) by each director and each executive officer of Intrepid and (iii) by all directors and executive officers of Intrepid as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each shareholder identified in the table possesses sole voting and investment power with respect to all shares shown as beneficially owned by such shareholder. Unless otherwise noted, the address for the individuals listed below is: c/o Intrepid Systems, Inc. 1301 Harbor Bay Parkway, Alameda, CA 94502.

                                                              SHARES BENEFICIALLY OWNED
                                                                 PRIOR TO THE MERGER
                                                              -------------------------
                      BENEFICIAL OWNER                          NUMBER      PERCENT(1)
                      ----------------                        ----------    -----------
Norwest Equity Partners VI, L.P(2)..........................  1,924,502        14.8%
  George J. Still, Jr.
  245 Lytton Ave, Suite 250
  Palo Alto, CA 94301
PeopleSoft, Inc.(3).........................................  1,125,000         8.6%
  Ronald E.F. Codd
  4460 Hacienda Dr
  Pleasanton, CA 94588
BKP Partners, L.P.(4).......................................  1,017,949         7.8%
  Bob Pryt
  One Sansome Street
  San Francisco, CA 94104
Menlo Ventures(5)...........................................    651,118         5.0%
  Thomas Bredt
  3000 Sand Hill Road
  Building 4, Suite 100
  Menlo Park, CA 94025
Richard White...............................................  2,452,500        18.8%
Jack Harbaugh(6)............................................    378,280         2.9%
Lee Kunkle(6)...............................................    355,780         2.7%
Jon Bond(6).................................................     41,495         0.3%
Brian Kelly.................................................    900,315         6.9%
James Kelly.................................................    900,315         6.9%
Howard Matthews(6)..........................................     16,875         0.1%
All executive officers and directors as a group (7
  persons)..................................................  5,045,560        38.6%

---------------
(1) Based on 13,045,772 shares outstanding as of March 31, 1998, assuming conversion of all Intrepid Preferred Stock and vested Intrepid Stock Options into Common Stock.

(2) George Still, a director of Intrepid, is a general partner of Norwest Equity Partners with certain investment and voting power over shares owned by Norwest Equity Partners VI, L.P. Although Mr. Still may be deemed to be the beneficial owner of such shares, he disclaims all such beneficiary ownership except to the extent of any pecuniary interest therein which he may have.

(3) Ronald E.F. Codd is Senior Vice President Finance and Chief Financial Officer of PeopleSoft. Another Senior Vice President of PeopleSoft Margaret Taylor, is a director of Intrepid. Although Mr. Codd may be deemed to be the beneficial owner of such shares, he disclaims all such beneficiary ownership except to the extent of any pecuniary interest therein which he may have.

(4) Bob Pryt is the general partner of BKP Partners, L.P. with certain voting and investment power over shares owned by BKP Partners, L.P. Although Mr. Pryt may be deemed to be the beneficial owner of such shares, he disclaims all such beneficiary ownership except to the extent of any pecuniary interest therein which he may have.

(5) Includes 551,497 shares owned by Menlo Ventures VI, L.P., and 2,138 shares owned by Menlo Entrepreneurs Fund VI, L.P. Thomas Bredt is the general partner of Menlo Ventures, L.P. with certain voting and investment power over shares owned by Menlo Ventures, L.P. Although Mr. Bredt may be deemed to be the beneficial owner of such shares, he disclaims all such beneficiary ownership except to the extent of any pecuniary interest therein which he may have.

(6) Includes shares subject to outstanding options that are exerciseable at March 31, 1998.

                          UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     As more fully described in "TERMS OF THE MERGER", until such time that the Intrepid Shareholders vote on the Merger Agreement, it is not presently known whether the Merger will be accounted for as a pooling of interests or a purchase. Accordingly, pro forma financial statements have been presented on both a pooling of interests and purchase basis of accounting.

     The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements for the Pooling Merger give effect to the proposed Merger of PeopleSoft and Intrepid on a pooling of interests basis. Under this method of accounting, the historical book values of the assets, liabilities and shareholders' equity of Intrepid, as reported in its balance sheet, will be carried over and combined with the consolidated balance sheet of PeopleSoft. The Pro forma Combined Condensed Consolidated Balance Sheet assumes that the Merger took place on March 31, 1998 and combines PeopleSoft's March 31, 1998 Unaudited Condensed Consolidated Balance Sheet with Intrepid's March 31, 1998 Unaudited Condensed Consolidated Balance Sheet. The Pro Forma Combined Condensed Consolidated Statements of Operations assume that the Merger took place as of the beginning of the periods presented and combine PeopleSoft's Condensed Consolidated Results of Operations for the three months ended March 31, 1997 and 1998 and for the year ended December 31, 1997 with Intrepid's Results of Operations for the same periods. Intrepid's Results of Operations for the years ended December 31, 1996 and 1995 are immaterial to PeopleSoft's Results of Operations for those same years, thus no pro forma income statements for these periods are included. Certain reclassifications have been made to the historical data to make classifications for similar items consistent between the companies on a pro forma combined basis.

     The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements for the Purchase Merger give effect to the proposed Merger of PeopleSoft and Intrepid on a purchase basis. Under this method of accounting, the purchase price will be recorded on PeopleSoft's balance sheet and allocated to the assets and liabilities acquired based upon their estimated fair value as of the Effective Time. The Pro Forma Combined Condensed Consolidated Balance Sheet assumes that the Merger took place on March 31, 1998. The Pro Forma Combined Condensed Consolidated Statement of Operations assumes that the merger took place at the beginning of the periods presented and combine PeopleSoft's Condensed Consolidated Results of Operations for the three months ended March 31, 1997 and 1998 and for the year ended December 31, 1997 with Intrepid's Results of Operations for the same periods. Intrepid's Results of Operations for the years ended December 31, 1996 and 1995 are immaterial to PeopleSoft's Results of Operations for those same years, thus no pro forma income statements for these periods are included. Certain reclassifications have been made to the historical data to make classifications for similar items consistent between the companies on a pro forma combined basis.

     These Unaudited Pro Forma Combined Condensed Consolidated Financial Statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of PeopleSoft and Intrepid included elsewhere herein. See "Index to Consolidated Financial Statements."

                            PEOPLESOFT AND INTREPID

            PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

                                 POOLING MERGER
                              AS OF MARCH 31, 1998
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                                            PRO FORMA     PRO FORMA
                                                  PEOPLESOFT    INTREPID   ADJUSTMENTS     COMBINED
                                                  ----------    --------   -----------    ----------
Current assets:
  Cash and cash equivalents.....................   $300,635     $ 2,045                   $  302,680
  Short-term investments........................    120,571          --                      120,571
  Accounts receivable, net......................    335,730      10,291                      346,021
  Other current assets..........................     18,389       1,993                       20,382
  Deferred tax assets...........................     26,482          --      $ 2,873(6)       29,355
                                                   --------     -------      -------      ----------
          Total current assets..................    801,807      14,329        2,873         819,009
Property and equipment, at cost.................    208,542       3,615       (1,700)(5)     210,457
  Less accumulated depreciation and
     amortization...............................    (90,194)     (1,360)                     (91,554)
                                                   --------     -------      -------      ----------
                                                    118,348       2,255       (1,700)        118,903
Investments.....................................     43,310                   (3,397)(5)      39,913
Deferred income taxes...........................      7,371          --                        7,371
Capitalized software, less accumulated
  amortization..................................      9,384          --                        9,384
Other assets....................................     10,560         365                       10,925
                                                   --------     -------      -------      ----------
                                                   $990,780     $16,949      $(2,224)     $1,005,505
                                                   ========     =======      =======      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, accrued liabilities and
     capital lease obligations..................   $ 77,403     $ 6,935      $   750(4)   $   85,088
  Accrued compensation and related expenses.....     72,106       1,145                       73,251
  Income taxes payable..........................     10,860          --                       10,860
  Deferred revenue..............................    359,085       2,605                      361,690
                                                   --------     -------      -------      ----------
          Total current liabilities.............    519,454      10,685          750         530,889
  Deferred rent.................................         --          89                           89
  Long-term obligations.........................         --         129                          129
                                                   --------     -------      -------      ----------
                                                    519,454      10,903          750         531,107
Stockholders' equity:
  Series A preferred stock......................         --       4,020       (4,020)(2)
  Series B preferred stock......................         --       9,223       (2,800)(5)
                                                                              (6,423)(2)
  Series C preferred stock......................         --       3,454         (597)(5)
                                                                              (2,857)(2)
  Common stock and paid-in capital..............    241,801         930       13,300(2)      256,031
  Foreign currency translation adjustment.......     (1,583)         --                       (1,583)
  Retained earnings (deficit)...................    231,108     (11,581)         423         219,950
                                                   --------     -------      -------      ----------
                                                    471,326       6,046       (2,974)        474,398
                                                   --------     -------      -------      ----------
                                                   $990,780     $16,949      $(2,224)     $1,005,505
                                                   ========     =======      =======      ==========

---------------
(2, 4, 5, 6)- Refers to relevant notes in the accompanying Notes to the
              Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.
      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                            PEOPLESOFT AND INTREPID

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                 POOLING MERGER
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA     PRO FORMA
                                                  PEOPLESOFT    INTREPID    ADJUSTMENTS    COMBINED
                                                  ----------    --------    -----------    ---------
Revenues:
  License fees..................................   $136,934     $   882                    $137,816
  Services......................................    140,740       1,908                     142,648
                                                   --------     -------                    --------
          Total revenues........................    277,674       2,790                     280,464
Costs and expenses:
  Cost of license fees..........................     11,196         178                      11,374
  Cost of services..............................     86,704       1,790                      88,494
  Sales and marketing...........................     72,690       2,183                      74,873
  Product development...........................     42,861       4,712                      47,573
  General and administrative....................     13,228         850                      14,078
                                                   --------     -------                    --------
          Total costs and expenses..............    226,679       9,713                     236,392
                                                   --------     -------                    --------
Operating income (loss).........................     50,995      (6,923)                     44,072
Other income, principally interest..............      3,486          66                       3,552
                                                   --------     -------                    --------
  Income (loss) before taxes....................     54,481      (6,857)                     47,624
Provision for income taxes......................     20,727          12       $(2,618)(6)    18,121
                                                   --------     -------       -------      --------
Net income (loss)...............................   $ 33,754     $(6,869)      $ 2,618      $ 29,503
                                                   ========     =======       =======      ========
Basic income (loss) per share...................   $   0.15     $ (1.28)                   $   0.13
                                                   ========     =======                    ========
Shares used in basic per share computation......    225,402       5,379                     226,681
Diluted income per share........................   $   0.13                                $   0.11
                                                   ========                                ========
Shares used in diluted per share computation....    256,331                                 257,830

---------------
(6)- Refers to relevant notes in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                            PEOPLESOFT AND INTREPID

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                 POOLING MERGER
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA     PRO FORMA
                                                  PEOPLESOFT    INTREPID    ADJUSTMENTS    COMBINED
                                                  ----------    --------    -----------    ---------
Revenues:
  License fees..................................   $ 83,413     $ 2,393                    $ 85,806
  Services......................................     70,241       1,928                      72,169
                                                   --------     -------                    --------
          Total revenues........................    153,654       4,321                     157,975
Costs and expenses:
  Cost of license fees..........................      4,441         321                       4,762
  Cost of services..............................     43,609       1,379                      44,988
  Sales and marketing...........................     44,418       1,137                      45,555
  Product development...........................     25,258         947                      26,205
  General and administrative....................      8,724         404                       9,128
                                                   --------     -------                    --------
          Total costs and expenses..............    126,450       4,188                     130,638
                                                   --------     -------                    --------
Operating income................................     27,204         133                      27,337
Other income, principally interest..............      2,039          43                       2,082
                                                   --------     -------                    --------
  Income before taxes...........................     29,243         176                      29,419
Provision for income taxes......................     11,405          12                      11,417
                                                   --------     -------                    --------
Net income......................................   $ 17,838     $   164                    $ 18,002
                                                   ========     =======                    ========
Basic income per share..........................   $   0.08     $  0.04                    $   0.08
                                                   ========     =======                    ========
Shares used in basic per share computation......    216,495       4,363                     217,774
Diluted income per share........................   $   0.07     $  0.01                    $   0.07
                                                   ========     =======                    ========
Shares used in diluted per share computation....    247,693      12,029                     249,192

      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                            PEOPLESOFT AND INTREPID

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                 POOLING MERGER
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              PRO FORMA     PRO FORMA
                                                   PEOPLESOFT    INTREPID    ADJUSTMENTS    COMBINED
                                                   ----------    --------    -----------    ---------
Revenues:
  License fees...................................   $433,195     $16,420                    $449,615
  Services and other.............................    382,456       8,209                     390,665
                                                    --------     -------                    --------
          Total revenues.........................    815,651      24,629                     840,280
Costs and expenses:
  Cost of license fees...........................     21,635       3,148                      24,783
  Cost of services...............................    229,178       6,533                     235,711
  Sales and marketing............................    225,498       5,294                     230,792
  Product development............................    129,553       8,434                     137,987
  General and administrative.....................     43,611       2,214                      45,825
                                                    --------     -------                    --------
          Total costs and expenses...............    649,475      25,623                     675,098
                                                    --------     -------                    --------
Operating income (loss)..........................    166,176        (994)                    165,182
Other income, principally interest...............      9,862         362                      10,224
                                                    --------     -------                    --------
          Income (loss) before taxes.............    176,038        (632)                    175,406
Provision for income taxes.......................     67,775          12        $(255)(6)     67,532
                                                    --------     -------        -----       --------
Net income (loss)................................   $108,263     $  (644)       $ 255       $107,874
                                                    ========     =======        =====       ========
Basic income (loss) per share....................   $   0.49     $ (0.14)                   $   0.49
                                                    ========     =======                    ========
Shares used in basic per share computation.......    219,302       4,473                     220,581
Diluted income per share.........................   $   0.44                                $   0.43
                                                    ========                                ========
Shares used in diluted per share computation.....    248,321                                 249,819

(6) - Refers to relevant notes in the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 POOLING MERGER

 1. THE PERIODS COMBINED

     The PeopleSoft condensed consolidated statements of operations for the year ended December 31, 1997, and the three months ended March 31, 1998 and 1997, respectively, have been combined with the Intrepid condensed consolidated statements of operations for the same periods. Intrepid's statement of operations for the years ended December 31, 1996 and 1995 are immaterial to PeopleSoft's results of operations for those same years, and thus no pro forma income statements are included for these periods.

     PeopleSoft's March 31, 1998 condensed consolidated balance sheet has been combined with Intrepid's March 31, 1998 condensed consolidated balance sheet.

 2. PRO FORMA BASIS OF PRESENTATION

     These Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are based on estimates and assumptions. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information as necessary to comply with the disclosure requirements of the SEC. The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods.

     The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements reflect the issuance of 1,278,317 shares of PeopleSoft Common Stock in exchange for an aggregate of 8,047,514 shares of Intrepid Common Stock and Preferred Stock outstanding as of March 31, 1998. Based on the formula in the Merger Agreement, the number of shares to be issued in exchange for the outstanding Intrepid Capital Stock at the Effective Time will be reduced by the shares allocated to the Intrepid Vested Unexercised Options as of July 31, 1998. The allocation of the shares to be issued by PeopleSoft among each class of outstanding Intrepid Capital Stock is based upon the rights and preferences of such Intrepid Capital Stock per the Intrepid Articles and is dependent upon, among other factors, the capitalization of Intrepid and the price of PeopleSoft Common Stock at the Effective Time. The following table is for illustrative purposes only and reflects the exercise ratios applicable to each class of Intrepid Capital Stock based upon the capitalization of Intrepid and the closing price of PeopleSoft Common Stock at March 31, 1998 ($52.69 per share). The table assumes (1) the conversion of all outstanding Series A Intrepid Preferred Stock into Intrepid Common Stock since the preferences of the Series A Intrepid Preferred Stock result in a higher exchange ratio for the Series A Intrepid Preferred Stock on an if converted basis using PeopleSoft's March 31, 1998 stock price and (2) the voluntary conversion into Intrepid Common Stock of 226,557 and 54,056 shares of Series B and C Intrepid Preferred

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                           POOLING MERGER (CONTINUED)

Stock, respectively, in June 1998. The pro forma share issuances and options to be assumed at March 31, 1998 in connection with the Merger are as follows:

                                                                              RELATED
                                                           INTREPID SHARES    EXCHANGE
                                                            OUTSTANDING*       RATIO
                                                           ---------------    --------
Preferred Series A.......................................       525,490        0.4278       224,816
Preferred Series B.......................................       502,195        0.6166       309,667
Preferred Series C.......................................       146,578        0.6166        90,385
Common Stock.............................................     6,873,251        0.0951       653,449
                                                                                          ---------
Pro Forma PeopleSoft Common Stock to be issued in the
  Exchange...............................................                                 1,278,317
Stock Options Assumed to be Vested and Unexercised as of
  July 31, 1998..........................................       993,228        0.0951        94,428
                                                                               ------     ---------
Combined Pro Forma Exchange Ratio........................                      0.1518
                                                                                          1,372,745
                                                                                          =========
Stock options outstanding and to be assumed at March 31,
  1998...................................................     2,313,600        0.0951       220,023
                                                                                          =========

* Reflects conversion into Intrepid Common Stock of 280,613 shares of Intrepid Preferred Stock in June 1998.

     The transactions between Intrepid, PeopleSoft and/or their affiliates were not material to the combined results in the periods presented herein.

 3. PRO FORMA EARNINGS PER SHARE

     The Pro Forma Combined Condensed Consolidated Statements of Operations for PeopleSoft have been prepared as if the Merger was completed at the beginning of the periods presented. The pro forma basic net income per share is based on the combined weighted average number of shares of PeopleSoft Common Stock outstanding during the period and the number of PeopleSoft Common Stock to be issued in exchange for Intrepid Common Stock and Preferred Stock as shown in the table in Note 2.

     The Pro Forma diluted income per share is computed using the weighted average number of PeopleSoft Common Stock and dilutive common equivalent shares outstanding during the period and the number of shares of PeopleSoft Common Stock to be issued in exchange for Intrepid Common Stock and Preferred Stock, and common equivalent shares as noted in the table in Note 2. Common equivalent shares consist of the shares issuable upon the exercise of stock options and warrants using the treasury stock method.

 4. MERGER TRANSACTION COSTS

     PeopleSoft and Intrepid estimate they will incur transaction costs of approximately $750,000 associated with the Merger, consisting primarily of business consulting fees paid to investment bankers hired by PeopleSoft, legal and accounting fees and expenses, and other related charges. This is a preliminary estimate and is therefore subject to change. These nonrecurring costs will be charged to operations in the fiscal quarter in which the Merger is consummated, currently expected to be the quarter ended September 30, 1998.

     The Pro Forma Combined Condensed Consolidated Balance Sheet gives effect to such expenses as if they had been incurred as of March 31, 1998, but the effects of these costs have not been reflected in the Pro Forma Combined Condensed Consolidated Statements of Operations as they are non-recurring charges.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                           POOLING MERGER (CONTINUED)

 5. CONFORMING AND INTERCOMPANY ADJUSTMENTS

     The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements do not include adjustments to conform the accounting policies of Intrepid to those followed by PeopleSoft. The nature and extent of such adjustments, if any, will be based upon further study and analysis and are not expected to be significant in relationship to the consolidated financial statements of PeopleSoft. The Pro Forma adjustments reflect the elimination of PeopleSoft's $3.4 million investment in Intrepid against Intrepid's shareholders' equity and the write off of approximately $1.7 million in duplicative computer and office equipment.

 6. PROVISIONS FOR INCOME TAXES

     The pro forma adjustments reflect management's estimate of the portion of Intrepid's net operating losses, credits and other deferred tax assets that are realizable to the combined companies considering limitations on the utilization of the losses and credits in each respective period.

                            PEOPLESOFT AND INTREPID

            PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

                                PURCHASE MERGER
                              AS OF MARCH 31, 1998
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                                          PRO FORMA     PRO FORMA
                                               PEOPLESOFT    INTREPID    ADJUSTMENTS     COMBINED
                                               ----------    --------    -----------    ----------
Current assets:
  Cash and cash equivalents..................   $300,635     $  2,045                   $  302,680
  Short-term investments.....................    120,571           --                      120,571
  Accounts receivable, net...................    335,730       10,291                      346,021
  Other current assets.......................     18,389        1,993                       20,382
  Deferred tax assets........................     26,482           --     $  3,914(6)       26,482
                                                                            (3,914)(6)
                                                --------     --------     --------      ----------
          Total current assets...............    801,807       14,329           --         816,136
Property and equipment, at cost..............    208,542        3,615       (1,700)(7)     210,457
  Less accumulated depreciation and
     amortization............................    (90,194)      (1,360)                     (91,554)
                                                --------     --------     --------      ----------
                                                 118,348        2,255       (1,700)        118,903
Investments..................................     43,310           --       (3,397)(7)      39,913
Deferred income taxes........................      7,371           --                        7,371
Capitalized software, less accumulated
  amortization...............................      9,384           --        8,500(7)       17,884
Other assets.................................     10,560          365        1,800(7)       12,725
                                                --------     --------     --------      ----------
                                                $990,780     $ 16,949     $  5,203      $1,012,932
                                                ========     ========     ========      ==========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, accrued liabilities and
     capital lease obligations...............   $ 77,403     $  6,935     $    750(4)   $   85,088
  Accrued compensation and related
     expenses................................     72,106        1,145                       73,251
  Income taxes payable.......................     10,860           --                       10,860
  Deferred revenue...........................    359,085        2,605       (1,000)(7)     360,690
                                                --------     --------     --------      ----------
          Total current liabilities..........    519,454       10,685         (250)        529,889
  Deferred rent..............................         --           89                           89
  Long-term obligations......................         --          129                          129
                                                --------     --------     --------      ----------
                                                 519,454       10,903         (250)        530,107
Stockholders' equity:
  Series A preferred stock...................         --        4,020(2)    (4,020)(2)
  Series B preferred stock...................         --        9,223(2)    (9,223)(2)
  Series C preferred stock...................         --        3,454(2)    (3,454)(2)
  Common stock and paid-in capital...........    241,801          930       50,500         293,231
  Foreign currency translation adjustment....     (1,583)          --                       (1,583)
  Retained earnings (deficit)................    231,108      (11,581)     (28,350)(7)     191,177
                                                --------     --------     --------      ----------
                                                 471,326        6,046        5,453         482,825
                                                --------     --------     --------      ----------
                                                $990,780     $ 16,949     $  5,203      $1,012,932
                                                ========     ========     ========      ==========

---------------
(2, 4, 6, 7) Refers to relevant notes in the accompanying Notes to the Unaudited
             Pro Forma Combined Condensed Consolidated Financial Statements.
        See accompanying notes to the Unaudited Pro Forma Combined Condensed
                             Consolidated Financial Statements.

                            PEOPLESOFT AND INTREPID

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                PURCHASE MERGER
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA     PRO FORMA
                                                  PEOPLESOFT    INTREPID    ADJUSTMENTS    COMBINED
                                                  ----------    --------    -----------    ---------
Revenues:
  License fees..................................   $136,934     $   882                    $137,816
  Services......................................    140,740       1,908                     142,648
                                                   --------     -------       -------      --------
          Total revenues........................    277,674       2,790                     280,464
Costs and expenses:
  Cost of license fees..........................     11,196         178       $   705(7)     12,079
  Cost of services..............................     86,704       1,790            41(7)     88,535
  Sales and marketing...........................     72,690       2,183            10(7)     74,883
  Product development...........................     42,861       4,712           101(7)     47,674
  General and administrative....................     13,228         850                      14,078
                                                   --------     -------       -------      --------
          Total costs and expenses..............    226,679       9,713           857       237,249
                                                   --------     -------                    --------
Operating income (loss).........................     50,995      (6,923)         (857)       43,215
Other income, principally interest..............      3,486          66                       3,552
                                                   --------     -------       -------      --------
  Income (loss) before taxes....................     54,481      (6,857)         (857)       46,767
Provision for income taxes......................     20,727          12        (2,947)(6)    17,792
                                                   --------     -------       -------      --------
Net income (loss)...............................   $ 33,754     $(6,869)      $ 2,090      $ 28,975
                                                   ========     =======       =======      ========
Basic income (loss) per share...................   $   0.15     $ (1.28)                   $   0.13
                                                   ========     =======                    ========
Shares used in basic per share computation......    225,402       5,379                     226,358
Diluted income per share........................   $   0.13                                $   0.11
                                                   ========                                ========
Shares used in diluted per share computation....    256,331                                 257,290

---------------
(6, 7)- Refers to relevant notes in the accompanying Notes to the Unaudited Pro
        Forma Combined Condensed Consolidated Financial Statements.

      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                            PEOPLESOFT AND INTREPID

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                PURCHASE MERGER
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              PRO FORMA     PRO FORMA
                                                   PEOPLESOFT    INTREPID    ADJUSTMENTS    COMBINED
                                                   ----------    --------    -----------    ---------
Revenues:
  License fees...................................   $ 83,413     $ 2,393                    $ 85,806
  Services.......................................     70,241       1,928                      72,169
                                                    --------     -------                    --------
          Total revenues.........................    153,654       4,321                     157,975
Costs and expenses:
  Cost of license fees...........................      4,441         321        $ 705( 7)      5,467
  Cost of services...............................     43,609       1,379           41( 7)     45,029
  Sales and marketing............................     44,418       1,137           10( 7)     45,565
  Product development............................     25,258         947          101( 7)     26,306
  General and administrative.....................      8,724         404                       9,128
                                                    --------     -------        -----       --------
          Total costs and expenses...............    126,450       4,188          857        131,495
                                                    --------     -------        -----       --------
Operating income.................................     27,204         133         (857)        26,480
Other income, principally interest...............      2,039          43                       2,082
                                                    --------     -------        -----       --------
  Income before taxes............................     29,243         176         (857)        28,562
Provision for income taxes.......................     11,405          12         (278)(6)     11,139
                                                    --------     -------        -----       --------
Net income.......................................   $ 17,838     $   164        $(579)      $ 17,423
                                                    ========     =======        =====       ========
Basic income per share...........................   $   0.08     $  0.04                    $   0.08
                                                    ========     =======                    ========
Shares used in basic per share computation.......    216,495       4,363                     217,451
Diluted income per share.........................   $   0.07     $  0.01                    $   0.07
                                                    ========     =======                    ========
Shares used in diluted per share computation.....    247,693      12,029                     248,652

---------------
(6, 7)- Refer to relevant notes in the accompanying Notes to the Unaudited Pro
        Forma Combined Condensed Consolidated Financial Statements.

      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                            PEOPLESOFT AND INTREPID

       PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                PURCHASE MERGER
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA     PRO FORMA
                                                  PEOPLESOFT    INTREPID    ADJUSTMENTS    COMBINED
                                                  ----------    --------    -----------    ---------
Revenues:
  License fees..................................   $433,195     $16,420                    $449,615
  Services and other............................    382,456       8,209                     390,665
                                                   --------     -------                    --------
          Total revenues........................    815,651      24,629                     840,280
Costs and expenses:
  Cost of license fees..........................     21,635       3,148       $ 2,819(7)     27,602
  Cost of services..............................    229,178       6,533           162(7)    235,873
  Sales and marketing...........................    225,498       5,294            41(7)    230,833
  Product development...........................    129,553       8,434           407(7)    138,394
  General and administrative....................     43,611       2,214                      45,825
                                                   --------     -------       -------      --------
          Total costs and expenses..............    649,475      25,623         3,429       678,527
                                                   --------     -------       -------      --------
Operating income (loss).........................    166,176        (994)       (3,429)      161,753
Other income, principally interest..............      9,862         362                      10,224
                                                   --------     -------       -------      --------
          Income (loss) before taxes............    176,038        (632)       (3,429)      171,977
Provision for income taxes......................     67,775          12        (1,575)(6)    66,212
                                                   --------     -------       -------      --------
Net income (loss)...............................   $108,263     $  (644)      $(1,854)     $105,765
                                                   ========     =======       =======      ========
Basic income (loss) per share...................   $   0.49     $ (0.14)                   $   0.48
                                                   ========     =======
Shares used in basic per share computation......    219,302       4,473                     220,258
Diluted income per share........................   $   0.44                                $   0.42
                                                   ========
Shares used in diluted per share computation....    248,321                                 249,280

---------------
(6, 7)- Refer to relevant notes in the accompanying Notes to the Unaudited Pro
        Forma Combined Condensed Consolidated Financial Statements.

      See accompanying notes to the Unaudited Pro Forma Combined Condensed
                       Consolidated Financial Statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                PURCHASE MERGER

 1. THE PERIODS COMBINED

     The PeopleSoft condensed consolidated balance sheet at March 31, 1998 and statements of operations for the year ended December 31, 1997, and the three months ended March 31, 1998 and 1997, respectively, have been combined with the Intrepid condensed consolidated balance sheet at March 31, 1998 and statements of operations for the same periods on the basis as if the Merger had occurred as of the beginning of each period presented under the purchase method of accounting. See footnote 7 which describes the Pro Forma adjustments.

 2. PRO FORMA BASIS OF PRESENTATION

     These Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are based on estimates and assumptions. The pro forma adjustments made in connection with the development of the pro forma information are preliminary and have been made solely for purposes of developing such pro forma information as necessary to comply with the disclosure requirements of the SEC. The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods.

     The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements reflect the issuance of 1,071,218 shares of PeopleSoft Common Stock in exchange for an aggregate of 8,047,514 shares of Intrepid Common Stock and Preferred Stock outstanding as of March 31, 1998. Based on the formula in the Merger Agreement, the number of shares to be issued in exchange for the outstanding Intrepid Capital Stock at the Effective Time will be reduced by the shares allocated to the Intrepid Vested Unexercised Options as of July 31, 1998. The allocation of the shares to be issued by PeopleSoft among each class of outstanding Intrepid Capital Stock is based upon the rights and preferences of such Intrepid Capital Stock per the Intrepid Articles and is dependent upon, among other factors, the capitalization of Intrepid and the price of PeopleSoft Common Stock at the Effective Time. The following table is for illustration purposes only and reflects the exchange ratios applicable to each class of Intrepid Capital Stock based upon the capitalization of Intrepid and the closing price of PeopleSoft Common Stock at March 31, 1998 ($52.69 per share). The table assumes (1) the conversion of all outstanding Series A Intrepid Preferred Stock into Intrepid Common Stock since the preferences of the Series A Intrepid Preferred Stock result in a higher exchange ratio for the Series A Intrepid Preferred Stock on an if converted basis using PeopleSoft's March 31, 1998 stock price and (2) the voluntary conversion into Intrepid Common Stock of 226,557 and 54,056 shares of Series B and C Intrepid Preferred Stock, respectively, in June 1998. The pro forma share issuances and options to be assumed at March 31, 1998 in connection with the Merger are as follows:

                                                          INTREPID SHARES       RELATED
                                                            OUTSTANDING*     EXCHANGE RATIO
                                                          ----------------   --------------
Preferred Series A.......................................      525,490           0.3354         176,231
Preferred Series B.......................................      502,185           0.5822         292,371
Preferred Series C.......................................      146,578           0.6166          90,385
Common Stock.............................................    6,873,251           0.0745         512,231
                                                                                              ---------
Pro Forma PeopleSoft Common Stock to be Issued in the
  Exchange**.............................................                                     1,071,218
Stock Options Assumed to be Vested and Unexercised as of
  July 31, 1998..........................................      993,228           0.0745          74,021
                                                                                              ---------
Combined Pro Forma Exchange Ratio........................                        0.1267
                                                                                              1,145,239
                                                                                              =========
Stock options outstanding and to be assumed at March 31,
  1998...................................................    2,313,600           0.0756         174,908
                                                                                              =========

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          PURCHASE MERGER (CONTINUED)

---------------
* Reflects conversion into Intrepid Common Stock of 280,613 shares of Intrepid Preferred Stock in June 1998.

** Includes 112,130 equivalent shares owned by PeopleSoft after the June 1998 conversion.

     The transactions between Intrepid, PeopleSoft and/or their affiliates were not material to the combined results in the periods presented herein.

 3. PRO FORMA EARNINGS PER SHARE

     The Pro Forma Combined Condensed Consolidated Statements of Operations for PeopleSoft have been prepared as if the Merger was completed at the beginning of the periods presented. The pro forma basic net income per share is based on the combined weighted average number of shares of PeopleSoft Common Stock outstanding during the period and the number of PeopleSoft Common Stock to be issued in exchange for Intrepid Common Stock and Preferred Stock as shown in the table in Note 2 net of the equivalent Intrepid shares owned by PeopleSoft.

     The Pro Forma diluted income per share is computed using the weighted average number of PeopleSoft Common Stock and dilutive common equivalent shares outstanding during the period and the number of shares of PeopleSoft Common Stock to be issued in exchange for Intrepid Common Stock and Preferred Stock and common equivalent shares as noted in the table in Note 2 net of the equivalent Intrepid shares owned by PeopleSoft. Common equivalent shares consist of the shares issuable upon the exercise of stock options and warrants using the treasury stock method.

 4. MERGER TRANSACTION COSTS

     PeopleSoft and Intrepid estimate they will incur transaction costs of approximately $750,000 associated with the Merger, consisting primarily of business consulting fees paid to investment bankers hired by PeopleSoft, legal and accounting fees and expenses, and other related charges. This is a preliminary estimate and is therefore subject to change.

 5. CONFORMING ADJUSTMENTS

     The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements do not include adjustments to conform the accounting policies of Intrepid to those followed by PeopleSoft. The nature and extent of such adjustments, if any, will be based upon further study and analysis and are not expected to be significant in relationship to the consolidated financial statements of PeopleSoft.

 6. PROVISIONS FOR INCOME TAXES

     The pro forma adjustments reflect management's estimate of the portion of Intrepid's net operating losses, credits and other deferred tax assets that are realizable to the combined companies considering limitations on the utilization of the losses and credits in each respective period and the tax effect related to the additional amortization resulting from the purchase price allocated to developed technology and acquired workforce.

 7. PRO FORMA ADJUSTMENTS FOR PURCHASE MERGER

     The purchase price of $54.7 million is comprised of 959,088 shares of PeopleSoft Common Stock at $52.69 per share (the closing price at March 31,
1998), adjusted for the 112,130 equivalent shares of Intrepid Capital Stock owned by PeopleSoft and the elimination of the intercorporate investment with a carrying value of $3.4 million at March 31, 1998, and merger costs and expenses approximating $0.8 million. Based on the formula in Merger Agreement, the shares to be issued in a Purchase Merger have been reduced by 74,021 shares related to vested Intrepid stock options. In addition, based on outstanding Intrepid Stock

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          PURCHASE MERGER (CONTINUED)

Options at March 31, 1998, 174,908 shares of PeopleSoft Common Stock will be issued upon exercise of the in connection with outstanding Intrepid stock options to be assumed by PeopleSoft.

     Under the purchase method of accounting, the purchase price is allocated to the net assets acquired based upon their estimated fair values. The accompanying Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet includes adjustments necessary to reflect the purchase price allocation to the assets and liabilities of Intrepid acquired in the Merger based upon such fair values as if the Merger had occurred as of March 31, 1998. The purchase price allocation set forth below is based on preliminary analysis by PeopleSoft which is subject to the completion by PeopleSoft.

Net tangible assets acquired................................  $ 5,300,000
Developed technology........................................    8,500,000
Acquired workforce..........................................    1,800,000
In-process research and development.........................   39,100,000
                                                              -----------
Total.......................................................  $54,700,000
                                                              ===========

     The purchase price allocation reflects a write-off of duplicative equipment of $1.7 million and a $1.0 million reduction of deferred revenue to the cost of the remaining services to be performed. The estimated fair value of the developed technology and the acquired workforce will be capitalized and amortized over a period of three years. The Unaudited Pro Forma Combined Condensed Statements of Operations reflect adjustments for such amortization. Amortization of the workforce is recorded as cost of services, sales and marketing and product development based upon the functions of the employees. The in-process research and development will be charged to product development expense upon consummation of the Merger but is not included in the Unaudited Pro Forma Combined Condensed Statements of Operations as it is non-recurring in nature.

     If a purchase transaction under GAAP occurs for any reason other than the occurrence of a Purchase Merger Condition as defined in the Merger Agreement, an additional 227,506 shares would be issued and exchanged by PeopleSoft for the outstanding Intrepid Capital Stock resulting in a total purchase price of $65.7 million based on $52.69 per share (the closing price of PeopleSoft Common Stock at March 31, 1998). The purchase price allocation set forth below is also based upon preliminary analysis by PeopleSoft which is subject to completion by PeopleSoft.

Net tangible assets acquired................................  $ 5,300,000
Developed technology........................................   10,300,000
Acquired workforce..........................................    2,300,000
In-process research and development.........................   47,800,000
                                                              -----------
Total.......................................................  $65,700,000
                                                              ===========

     The additional consideration would have the effect of reducing the pro forma combined consolidated net income and basic and diluted net income per share in the accompanying Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations as follows:

                                                                             THREE MONTHS ENDED
                                                              YEAR ENDED         MARCH 31,
                                                             DECEMBER 31,    ------------------
                                                                 1997         1998       1997
                                                             ------------    -------    -------
Net income.................................................    $103,170      $28,326    $16,774
                                                               ========      =======    =======
Basic income per share.....................................    $   0.47      $  0.08    $  0.13
                                                               ========      =======    =======
Diluted income per share...................................    $   0.40      $  0.07    $  0.11
                                                               ========      =======    =======

               DESCRIPTION OF PEOPLESOFT CAPITAL STOCK AND RIGHTS

IN GENERAL

     The authorized capital stock of PeopleSoft consists of 700,000,000 shares of PeopleSoft Common Stock, par value $.01 per share, and 2,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     As of July 8, 1998, there were 229,368,888 shares of PeopleSoft Common Stock outstanding held of record by approximately 2,615 persons. Holders of PeopleSoft Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that, upon giving of a notice required by law, stockholders may cumulate votes in elections of directors.

     Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of PeopleSoft Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the PeopleSoft Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of PeopleSoft, the holders of PeopleSoft Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The PeopleSoft Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the PeopleSoft Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     As of June 30, 1998, 2,000,000 shares of PeopleSoft Preferred Stock were authorized and no shares were outstanding. The PeopleSoft Board has the authority to issue up to 2,000,000 shares of PeopleSoft Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of PeopleSoft Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the PeopleSoft stockholders. The PeopleSoft Board, without stockholder approval, can issue PeopleSoft Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of PeopleSoft Common Stock. The issuance of PeopleSoft Preferred Stock may have the effect of delaying, deferring or preventing a change in control of PeopleSoft. PeopleSoft has no present plans to issue any of the PeopleSoft Preferred Stock.

PREFERRED STOCK RIGHTS

     Under a stockholders rights plan adopted in 1995, the PeopleSoft Board declared a dividend of one PeopleSoft Right for each outstanding share of PeopleSoft Common Stock. Boston EquiServ, LLC (the "Rights Agent") has been appointed to serve as rights agent. The PeopleSoft Rights Agreement, which amended and restated the stockholders rights plan adopted in 1995, entitles the registered holder of a PeopleSoft Right to purchase from PeopleSoft one one-thousandth of a share of Series A Participating Preferred Stock ("PeopleSoft Series A Preferred") at a price of $190.00 (the "Purchase Price"), subject to adjustment. The description and terms of the PeopleSoft Rights are set forth in the PeopleSoft Rights Agreement between PeopleSoft and the Rights Agent.

     Rights Evidenced by Common Stock Certificates. The PeopleSoft Rights will not be exercisable until the Distribution Date (defined below). Certificates for the PeopleSoft Rights ("Rights Certificates") will not be sent to stockholders and the PeopleSoft Rights will attach to and trade only together with the shares of PeopleSoft Common Stock.

     Distribution Date. The PeopleSoft Rights will separate from the shares of PeopleSoft Common Stock and Rights Certificates will be issued and the PeopleSoft Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the PeopleSoft Board, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding PeopleSoft

Common Stock, or (ii) 10 days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding PeopleSoft Common Stock. The earlier of such dates is referred to as the "Distribution Date."

     Issuance of Rights Certificates; Expiration of Rights. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the PeopleSoft Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the PeopleSoft Rights from and after the Distribution Date. All PeopleSoft Common Stock issued prior to the Distribution Date will be issued with PeopleSoft Rights. PeopleSoft Common Stock issued after the Distribution Date may be issued with PeopleSoft Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the PeopleSoft Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the PeopleSoft Board, no other PeopleSoft Common Stock issued after the Distribution Date will be issued with the PeopleSoft Rights. The PeopleSoft Rights will expire on the earliest of (i) February 15, 2005 (the "Final Expiration Date"), (ii) redemption or exchange of the PeopleSoft Rights as described below, or (iii) consummation of an acquisition of PeopleSoft satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

     Initial Exercise of the Rights. Following the Distribution Date, and until one of the further events described below, holders of the PeopleSoft Rights will be entitled to receive, upon exercise and the payment of $190.00 per PeopleSoft Right, one one-thousandth of a share of the PeopleSoft Series A Preferred. In the event that PeopleSoft does not have sufficient PeopleSoft Series A Preferred available for all PeopleSoft Rights to be exercised, or the PeopleSoft Board decides that such action is necessary and not contrary to the interests of PeopleSoft Rights holders, PeopleSoft may instead substitute cash, assets or other securities for the PeopleSoft Series A Preferred for which the PeopleSoft Rights would have been exercisable under this provision or as described below.

     Right to Buy PeopleSoft Common Stock. Unless the PeopleSoft Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of PeopleSoft Common Stock then outstanding (other than pursuant to a Permitted Offer), then proper provision will be made so that each holder of a PeopleSoft Right which has not theretofore been exercised (other than PeopleSoft Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, PeopleSoft Common Stock (or, in certain circumstances as determined by the PeopleSoft Board, cash, other property or other securities) having a value equal to two times the Purchase Price. PeopleSoft Rights are not exercisable following the occurrence of an event as described above until such time as the PeopleSoft Rights are no longer redeemable by PeopleSoft as set forth below.

     Right to Buy Acquiring Company Stock. Similarly, unless the PeopleSoft Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) PeopleSoft is acquired in a merger or other business combination transaction, or (ii) 50% or more of PeopleSoft's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a PeopleSoft Right which has not theretofore been exercised (other than PeopleSoft Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the PeopleSoft Rights will expire).

     Permitted Offer. A Permitted Offer means a tender offer for all outstanding PeopleSoft Common Stock that has been determined by a majority of the Continuing Directors to be adequate and otherwise in the best interests of PeopleSoft and its stockholders. Where the PeopleSoft Board has determined that a tender offer constitutes a Permitted Offer, the PeopleSoft Rights will not become exercisable to purchase PeopleSoft

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Common Stock or shares of the acquiring company (as the case may be) at the discounted price described above.

     Exchange Provision. At any time after the acquisition by an Acquiring Person of 20% or more of the outstanding PeopleSoft Common Stock and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding PeopleSoft Common Stock, the PeopleSoft Board may exchange the PeopleSoft Rights (other than PeopleSoft Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one PeopleSoft Common Stock per PeopleSoft Right.

     Redemption. At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person (the "Share Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by PeopleSoft, or (ii) the Final Expiration Date of the PeopleSoft Rights, PeopleSoft may redeem the PeopleSoft Rights in whole, but not in part, at a price of $.01 per PeopleSoft Right.

     No Stockholders' Rights Prior to Exercise. Until a PeopleSoft Right is exercised, the holder thereof, as such, will have no rights as a stockholder of PeopleSoft (other than any rights resulting from such holder's ownership of PeopleSoft Common Stock), including, without limitation, the right to vote or to receive dividends.

     Amendment of Rights Agreement. The provisions of the PeopleSoft Rights Agreement may be supplemented or amended by the PeopleSoft Board in any manner prior to the close of business on the Distribution Date without the approval of PeopleSoft Rights holders. After the Distribution Date, the provisions of the PeopleSoft Rights Agreement may be amended by the PeopleSoft Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of PeopleSoft Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the PeopleSoft Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the PeopleSoft Rights are not redeemable.

     Rights and Preferences of the PeopleSoft Series A Preferred. PeopleSoft Series A Preferred purchasable upon exercise of the PeopleSoft Rights will not be redeemable. Each share of PeopleSoft Series A Preferred will be entitled to an aggregate dividend of 100 times the dividend declared per PeopleSoft Common Stock. In the event of liquidation, the holders of the PeopleSoft Series A Preferred will be entitled to a minimum preferential liquidation payment equal to the greater of (i) $100 times the exercise price per share or (ii) 100 times the per share amount to be distributed to the holders of the PeopleSoft Common Stock.

     Each share of PeopleSoft Series A Preferred will have 100 votes, voting together with the PeopleSoft Common Stock. In the event of any merger, consolidation or other transaction in which the PeopleSoft Common Stock are changed or exchanged, each share of PeopleSoft Series A Preferred will be entitled to receive 100 times the amount received per share of PeopleSoft Common Stock. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of PeopleSoft Series A Preferred, the value of the one one-hundredth interest in a share of PeopleSoft Series A Preferred purchasable upon exercise of each Right should approximate the value of one share of PeopleSoft Common Stock.

     Certain Antitakeover Effects of the PeopleSoft Rights. The PeopleSoft Rights approved by the PeopleSoft Board are designed to protect and maximize the value of the outstanding equity interests in PeopleSoft in the event of an unsolicited attempt by an acquiror to take over PeopleSoft, in a manner or on terms not approved by the PeopleSoft Board. The PeopleSoft Rights have been declared by the PeopleSoft Board in order to deter such tactics, including a gradual accumulation in the open market of shares of PeopleSoft Common Stock representing a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. The PeopleSoft Board believes that these tactics may unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

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

     However, the PeopleSoft Rights may have the effect of rendering more difficult or discouraging an acquisition of PeopleSoft deemed undesirable by the PeopleSoft Board. The PeopleSoft Rights may cause substantial dilution to a person or group that attempts to acquire PeopleSoft on terms or in a manner not approved by the PeopleSoft Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the PeopleSoft Rights.

DELAWARE LAW AND CERTAIN PROVISIONS OF PEOPLESOFT'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Certain provisions of Delaware law and PeopleSoft's Certificate of Incorporation (the "PeopleSoft Certificate") could make more difficult the acquisition of PeopleSoft by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of PeopleSoft to first negotiate with PeopleSoft. PeopleSoft believes that the benefits of increased protection of PeopleSoft's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure PeopleSoft outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     Section 203. PeopleSoft is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. PeopleSoft has waived the right to "elect out" of application of Section 203.

     Classified Board. The PeopleSoft Certificate provides for the PeopleSoft Board to be divided into two classes, with staggered two-year terms. As a result, only one class of directors is elected at each annual meeting of stockholders of PeopleSoft, with the other class continuing for the remainder of its respective two-year term. The classification of the PeopleSoft Board makes it more difficult for PeopleSoft's existing stockholders to replace the PeopleSoft Board as well as for another party to obtain control of PeopleSoft by replacing the PeopleSoft Board. Since the PeopleSoft Board has the power to retain and discharge officers of PeopleSoft, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

     No Written Consent by Stockholders. The PeopleSoft Certificate provides that if at any time PeopleSoft shall have a class of stock registered pursuant to the Exchange Act, for so long as such class is so registered, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws of PeopleSoft (the "PeopleSoft Bylaws") also provide that special meetings of stockholders can be called only by the Chairman of the Board, the President or the PeopleSoft Board. Stockholders are not permitted to call a special meeting or to require that the PeopleSoft Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Chairman of the Board, the President or the PeopleSoft Board. The PeopleSoft Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the PeopleSoft Board, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of PeopleSoft.

     Amendment of PeopleSoft Certificate or Bylaws. PeopleSoft Certificate and Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of PeopleSoft to amend the foregoing provisions of the PeopleSoft Certificate and Bylaws.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for PeopleSoft Common Stock is Boston EquiServ, LLC.
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                  COMPARATIVE RIGHTS OF INTREPID SHAREHOLDERS
                          AND PEOPLESOFT STOCKHOLDERS

     If the Merger is consummated, holders of Intrepid Common Stock and Preferred Stock will become holders of PeopleSoft Common Stock and the rights of the former Intrepid shareholders will be governed by the Delaware General Corporation Law ("DGCL") and by the PeopleSoft Certificate and the PeopleSoft Bylaws. The rights of PeopleSoft stockholders under the DGCL and the PeopleSoft Certificate and Bylaws differ in certain limited respects from the rights of Intrepid Shareholders under the CGCL and the Intrepid Articles and the Bylaws of Intrepid (the "Intrepid Bylaws"). Certain differences between the rights of PeopleSoft stockholders and Intrepid Shareholders are summarized below. This summary is qualified in its entirety by reference to the full text of such documents. For information as to how such documents may be obtained, see "AVAILABLE INFORMATION."

RIGHTS OF PREFERRED STOCK

     If the Merger is consummated, holders of Intrepid Preferred Stock will become holders of PeopleSoft Common Stock. Under the Intrepid Articles, the holders of Intrepid Preferred Stock have certain dividend preference rights, liquidation preference rights, conversion rights, voting rights and rights to elect a certain number of members of the Intrepid Board. Holders of PeopleSoft Common Stock, however, have no such preferences or rights, and all holders of PeopleSoft Common Stock are treated equally in terms of dividend, liquidation and voting rights. A full description of the Intrepid Preferred Stock is contained in the Intrepid Articles. See "AVAILABLE INFORMATION" for information on how the Intrepid Articles may be obtained.

SIZE OF THE PEOPLESOFT BOARD OF DIRECTORS

     Under the CGCL, although changes in the number of directors must in general be approved by a majority of the outstanding shares, a corporation's board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if that stated range has been approved by the shareholders. The DGCL permits a corporation's board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation following approval of such change by the stockholders. The PeopleSoft Certificate provides, consistent with the DGCL, that the size of the PeopleSoft Board may be changed by amending the PeopleSoft Bylaws either with the approval of the PeopleSoft Board acting alone or by PeopleSoft's stockholders. While the Intrepid Bylaws specify a seven member board, the PeopleSoft Bylaws provide for a PeopleSoft Board consisting of between five and nine members.

POWER TO CALL SPECIAL STOCKHOLDERS' MEETINGS

     Under the CGCL, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, the holders of shares entitled to cast not less than ten (10%) percent of the votes at such meeting and such additional persons as are authorized by the articles of incorporation or the bylaws. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The PeopleSoft Bylaws do not grant stockholders the right to call a special meeting of stockholders. The PeopleSoft Bylaws authorize only the PeopleSoft Board, the Chairman of the Board, or the President to call a special meeting of stockholders. Former Intrepid Shareholders would thus not retain their right to call a special meeting.

ACTION BY STOCKHOLDERS WITHOUT A MEETING

     Pursuant to the CGCL and the Intrepid Bylaws, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the

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minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. Under the PeopleSoft Certificate, however, such actions may not be taken by written consent, and must be taken instead at a duly called annual or special meeting of stockholders.

REMOVAL OF DIRECTORS; CLASSIFIED PEOPLESOFT BOARD OF DIRECTORS

     Under the CGCL, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Under the DGCL, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote. However, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The PeopleSoft Certificate provides for a classified board of directors and does not provide for the removal of a director without cause. Consequently, members of the PeopleSoft Board can be removed only for cause. In addition, the PeopleSoft Certificate provides that an affirmative vote of not less than 66 2/3% of the total number of votes of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, must be received before a director can be removed for cause.

FILLING VACANCIES ON THE PEOPLESOFT BOARD

     Under the CGCL, any vacancy on the board of directors other than one created by removal of a director may be filled by the board. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of a director may be filled by the board only if the board is so authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office, even if less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws, and unless the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. The PeopleSoft Bylaws are in accord, and contain no provision for the allocation of directors between classes of stock.

DIRECTORS' COMMITTEES

     Under the Intrepid Bylaws, the Intrepid Board may, by resolution passed by a majority of the authorized number of directors, delegate certain limited powers normally held only by the Intrepid Board in its entirety to a committee comprised of two or more members of the Intrepid Board. The PeopleSoft Bylaws contain a similar provision regarding the appointment of committees, and the PeopleSoft Board may, by resolution passed by a majority of the whole board, similarly delegate certain limited powers normally held only by the PeopleSoft Board in its entirety to a committee comprised of one or more members of the PeopleSoft Board. The PeopleSoft Bylaws, however, state that such committees may exercise any power normally held by the entire PeopleSoft Board, but may not adopt an agreement of merger or consolidation under Section 251 or 252 of the DGCL, recommend to the stockholders the sale, lease, or exchange of all or substantially all of the corporation's property and assets, recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amend the Bylaws. Neither can such a committee amend the PeopleSoft Certificate, except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) of the DGCL, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series. The Intrepid Bylaws do not have these particular limitations on a committee's authority.

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DIVIDENDS AND REPURCHASES OF SHARES

     The CGCL dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus are retained under the DGCL. Under the CGCL, a corporation may not make any distribution unless either the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pretax and preinterest expense earnings for the preceding two fiscal years were less than the average interest expense for such years). Such tests are applied to California corporations on a consolidated basis. The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

STOCKHOLDER VOTING FOR ACQUISITION TRANSACTIONS

     Both the CGCL and the DGCL generally require that a majority of the stockholders of acquiring and target corporations approve statutory mergers. The DGCL does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (c) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. The CGCL contains a similar exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity.

ADVANCE NOTICE OF STOCKHOLDER BUSINESS

     The PeopleSoft Bylaws state that, at the annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be
(a) as specified in the notice of meeting given by or at the direction of the PeopleSoft Board, (b) otherwise properly brought before the meeting by or at the direction of the PeopleSoft Board, or (c) otherwise properly brought before the meeting by a stockholder. To be properly brought by a stockholder, a stockholder's notice must be delivered to the secretary of PeopleSoft not less than twenty (20) nor more than sixty (60) days prior to the meeting. Such stockholder's notice shall set forth (i) a brief description of the business desired to be brought and the reasons for conducting such business at the annual meeting, (ii) the name and address of the stockholder proposing such business,
(iii) the class and number of shares of PeopleSoft beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business, (v) any other information that is required by law. The Intrepid Bylaws contain no such provision.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Under the CGCL, the Intrepid Articles can be amended by the affirmative vote of the Intrepid Board and of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the Intrepid Articles require the vote of a larger portion of the stock. The Intrepid Articles require the affirmative vote of each series of Preferred Stock for any amendments adversely affecting such series, but does not require the vote of any larger portion of stock. As permitted by the CGCL, the Intrepid Bylaws give the Intrepid Board or its shareholders the power to adopt, amend or repeal
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

the Intrepid Bylaws. Under the DGCL, the PeopleSoft Certificate can be amended by the affirmative vote of the PeopleSoft Board and the holders of a majority of the outstanding stock entitled to vote thereon, unless a greater than a majority is required by the PeopleSoft Certificate. The PeopleSoft Certificate requires an affirmative vote of 66 2/3% of the total number of votes of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to approve any amendment that affects (1) the percentage vote needed to amend the PeopleSoft Certificate or Bylaws or remove a director for cause, (2) the classified board provision, or
(3) the indemnification provision. For the other provisions in the PeopleSoft Certificate, only an affirmative vote of the majority of shares is required. Similar supermajority voting provisions are required to amend certain provisions in the PeopleSoft Bylaws.

INTERESTED DIRECTOR TRANSACTIONS

     Under both the CGCL and the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under the CGCL and the DGCL. Under the CGCL and the DGCL, (a) either the stockholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and in the case of board approval the contract or transaction must also be "just and reasonable'(in California) or "fair" (in Delaware) to the corporation, or (b) the contract or transaction must have been just and reasonable or fair as to the corporation at the time it was approved. In the latter case, the CGCL explicitly places the burden of proof on the interested director. Under the CGCL, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding such contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum). Under the DGCL, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors, even though less than a majority of a quorum.

STOCKHOLDER DERIVATIVE SUITS

     The CGCL provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under the DGCL, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. The CGCL also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

DIRECTORS' LIABILITY

     The Intrepid Articles eliminate the liability of directors of Intrepid for monetary damages to the fullest extent permissible under California law. The CGCL does not permit the elimination of liability if such liability is based on:
(i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) transactions between the corporation and a director in which such director has a material financial interest, or (vii) an unlawful dividend, distribution, loan, guarantee, stock repurchase or redemption. This provision would generally absolve directors of Intrepid of personal liability for negligence in the performance of duties, including gross negligence. Similarly, the PeopleSoft Certificate eliminates the liability of directors for

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monetary damages of PeopleSoft to the fullest extent permitted by the DGCL. The
DGCL does not permit the elimination of monetary liability if such liability is based on: (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) the payment of an unlawful dividend; or (iv) any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION

     Under the CGCL and DGCL, a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that the person is or was a director, officer, employee or other agent of the corporation. The Intrepid Articles and Bylaws require Intrepid to indemnify any officer or director of Intrepid to the maximum extent permitted by the CGCL, and permit Intrepid to indemnify its employees or other agents. The PeopleSoft Bylaws require PeopleSoft to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he is or was a director, officer, employee or agent of PeopleSoft, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses and amounts paid in connection with such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of PeopleSoft and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

APPRAISAL RIGHTS

     Under both the CGCL and the DGCL, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Under the DGCL, such appraisal rights are not available (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. The limitations on the availability of appraisal rights under the CGCL are different from those under the DGCL. Shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have appraisal rights unless the holders of at least five (5%) percent of the class of outstanding shares claim the right or unless the corporation or any law restricts the transfer of such shares. Appraisal rights are unavailable, however, if the shareholders of a corporation or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five sixths of the voting power of the surviving or acquiring corporation or its parent entity, and if the shares of the surviving corporation have the same rights, preferences, privileges and restrictions as the shares of the disappearing corporation that are surrendered in exchange.

"BLANK CHECK" PREFERRED STOCK AND COMMON STOCK RIGHTS

     The PeopleSoft Certificate permits the PeopleSoft Board to determine the rights, preferences, privileges and restrictions of authorized but unissued Preferred Stock, commonly referred to as "Blank Check" Preferred Stock. The issuance of Preferred Stock with extraordinary rights maybe used to deter hostile takeover attempts. The PeopleSoft Board could issue such PeopleSoft Preferred Stock at any time in the future without stockholder approval. The Intrepid Articles do not permit the Intrepid Board to issue "Blank Check" Preferred Stock.

                                    EXPERTS

     The consolidated financial statements of PeopleSoft as of December 31, 1996 and 1997 and for each of three years in the period ended December 31, 1997 appearing in this Prospectus/Proxy Statement and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Intrepid Systems, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus/Proxy Statement and Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein, and have been so included in reliance upon the report of such firm, given upon its authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the PeopleSoft Common Stock issuable pursuant to the Merger and certain other legal matters relating to the Merger and the transactions contemplated thereby will be passed upon for PeopleSoft by Gibson Dunn & Crutcher LLP. The opinions of counsel as described under "BACKGROUND OF AND REASONS FOR THE MERGER -- Certain Federal Income Tax Consequences," are expected to be rendered by Gibson, Dunn & Crutcher LLP and Wilson Sonsini Goodrich & Rosati.

                             STOCKHOLDER PROPOSALS

     PeopleSoft expects that it will hold its next annual meeting of
stockholders in approximately the month of                1999. According to the
SEC's rules, any stockholder who intends to submit a proposal for inclusion in the proxy materials for such 1999 annual meeting must submit such proposal to PeopleSoft a reasonable time before the solicitation for such annual meeting is made, which is generally considered to be not less than 120 calendar days in advance of the expected release date of the proxy solicitation materials. If the
next annual meeting is held in                1999, PeopleSoft expects that the
release of the proxy solicitation materials will occur in the month of
               1999. PeopleSoft will advise its stockholders by press release or other appropriate public communication when it has determined the date of its next meeting of stockholders.

              INDEX TO PEOPLESOFT, INC. AND INTREPID SYSTEMS, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS

                                PEOPLESOFT, INC.

                                                              PAGE
                                                              ----
ANNUAL AUDITED FINANCIAL STATEMENTS:
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................   F-3
  Consolidated Statements of Income for the Years Ended
     December 31, 1995, 1996 and 1997.......................   F-4
  Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1995, 1996 and 1997...........   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1995, 1996 and 1997.......................   F-6
  Notes to Consolidated Financial Statements for the Years
     Ended December 31, 1995, 1996 and 1997.................   F-7
  Unaudited Supplemented Quarterly Financial Information....  F-21
UNAUDITED INTERIM FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheets as of March 31, 1998
     and December 31, 1997..................................  F-22
  Condensed Consolidated Statements of Income for the Three
     Months Ended March 31, 1997 and March 31, 1998.........  F-23
  Condensed Consolidated Statements of Cash Flows for the
     Three Months Ended March 31, 1997 and March 31, 1998...  F-24
  Notes to Condensed Consolidated Financial Statements For
     the Quarter Ended March 31, 1998.......................  F-25
                      INTREPID SYSTEMS, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS:
  Independent Auditors' Report..............................  F-27
  Balance Sheets as of December 31, 1996 and 1997...........  F-28
  Statements of Operations for the Years Ended December 31,
     1995, 1996 and 1997....................................  F-29
  Statements of Shareholders' Equity for the Years Ended
     December 31, 1995, 1996 and 1997.......................  F-30
  Statements of Cash Flows for the Years Ended December 31,
     1995, 1996 and 1997....................................  F-31
  Notes to Financial Statements for the Years Ended December
     31, 1995, 1996 and 1997................................  F-32
UNAUDITED INTERIM FINANCIAL STATEMENTS:
  Consolidated Balance Sheet as of March 31, 1998...........  F-39
  Consolidated Statements of Operations for the Three Months
     Ended March 31, 1997 and 1998..........................  F-40
  Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 1997 and 1998..........................  F-41
  Notes to Consolidated Financial Statements for the Three
     Months Ended March 31, 1997 and 1998...................  F-42

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PeopleSoft, Inc.

We have audited the accompanying consolidated balance sheets of PeopleSoft, Inc. at December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PeopleSoft, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Walnut Creek, California
January 28, 1998

                                PEOPLESOFT, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Current Assets:
  Cash and cash equivalents.................................  $169,875    $267,897
  Short-term investments....................................    27,138     124,565
  Accounts receivable, less allowance for doubtful accounts
     of $7,423 in 1996 and $19,493 in 1997..................   163,676     299,243
  Deferred income taxes.....................................    28,246      25,320
  Other current assets......................................     7,703       9,021
                                                              --------    --------
          Total current assets..............................   396,638     726,046
Property and Equipment, at Cost:
  Computer equipment........................................    74,706     107,503
  Furniture and fixtures....................................    22,233      35,106
  Leasehold improvements....................................    18,485      27,261
  Building..................................................    17,368      18,310
  Land......................................................     7,487       7,487
                                                              --------    --------
                                                               140,279     195,667
  Less accumulated depreciation and amortization............   (43,581)    (78,492)
                                                              --------    --------
                                                                96,698     117,175
Investments.................................................    18,270      26,783
Deferred income taxes.......................................    13,302       7,371
Capitalized software, less accumulated amortization.........    11,173       9,706
Other assets................................................     3,999      11,255
                                                              --------    --------
                                                              $540,080    $898,336
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $ 19,630    $ 19,882
  Accrued liabilities.......................................    27,498      43,626
  Accrued compensation and related expenses.................    37,681      67,486
  Income taxes payable......................................    18,771      22,370
  Deferred revenue..........................................   183,252     327,668
                                                              --------    --------
          Total current liabilities.........................   286,832     481,032
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value, 2,000,000 shares
     authorized; none issued and outstanding................        --          --
  Common stock, $.01 par value, 320,000,000 shares
     authorized;
     shares issued and outstanding: 1996 - 215,279,000 and
      1997 - 223,729,000....................................     2,153       2,237
  Additional paid-in capital................................   161,614     219,005
  Accumulated foreign currency translation adjustment.......       (89)     (1,292)
  Retained earnings.........................................    89,570     197,354
                                                              --------    --------
          Total stockholders' equity........................   253,248     417,304
                                                              ========    ========
                                                              $540,080    $898,336
                                                              ========    ========

                            See accompanying notes.

                                PEOPLESOFT, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
Revenues:
  License fees.............................................  $137,808    $252,799    $433,195
  Services.................................................    94,331     197,253     382,456
                                                             --------    --------    --------
          Total revenues...................................   232,139     450,052     815,651
Costs and expenses:
  Cost of license fees.....................................     8,503      12,357      21,635
  Cost of services.........................................    56,789     118,906     229,178
  Sales and marketing......................................    70,052     135,757     225,498
  Product development......................................    38,625      70,653     129,553
  General and administrative...............................    16,182      27,162      43,611
  In-process research and development and acquisition
     costs.................................................        --      29,393          --
                                                             --------    --------    --------
          Total costs and expenses.........................   190,151     394,228     649,475
                                                             --------    --------    --------
Operating income...........................................    41,988      55,824     166,176
Other income, interest expense and other...................     4,149       5,888       9,862
                                                             --------    --------    --------
Income before income taxes.................................    46,137      61,712     176,038
Provision for income taxes.................................    18,799      25,851      67,775
                                                             --------    --------    --------
Net income.................................................  $ 27,338    $ 35,861    $108,263
                                                             ========    ========    ========
Basic income per share.....................................  $   0.13    $   0.17    $   0.49
                                                             ========    ========    ========
Shares used in basic per share computation.................   203,689     211,248     219,302
                                                             ========    ========    ========
Diluted income per share...................................  $   0.12    $   0.15    $   0.44
                                                             ========    ========    ========
Shares used in diluted per share computation...............   228,987     239,452     248,321
                                                             ========    ========    ========

                            See accompanying notes.

                                PEOPLESOFT, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                              ACCUMULATED
                                                                                FOREIGN
                                                COMMON STOCK     ADDITIONAL    CURRENCY                     TOTAL
                                              ----------------    PAID-IN     TRANSLATION   RETAINED    STOCKHOLDERS'
                                              SHARES    AMOUNT    CAPITAL     ADJUSTMENT    EARNINGS       EQUITY
                                              -------   ------   ----------   -----------   ---------   -------------
BALANCES AT DECEMBER 31, 1994...............  198,433   $1,985    $ 66,356      $  (132)    $ 26,371      $ 94,580
  Exercise of common stock options and
     issuances under stock purchase plan....    5,640       56       5,043           --           --         5,099
  Proceeds from sale of Red Pepper common
     and preferred stock....................    2,910       29       5,054           --           --         5,083
  Issuance of warrants......................       --       --      21,793           --           --        21,793
  Tax benefits from employee stock
     transactions...........................       --       --       7,333           --           --         7,333
  Translation adjustment....................       --       --          --         (132)          --          (132)
  Net income for the year...................       --       --          --           --       27,338        27,338
                                              -------   ------    --------      -------     --------      --------
BALANCES AT DECEMBER 31, 1995...............  206,983    2,070     105,579         (264)      53,709       161,094
  Exercise of common stock options and
     issuances under stock purchase plan....    7,580       76      15,015           --           --        15,091
  Acquisition of PMI........................      716        7      22,039           --           --        22,046
  Tax benefits from employee stock
     transactions...........................       --       --      18,981           --           --        18,981
  Translation adjustment....................       --       --          --          175           --           175
  Net income for the year...................       --       --          --           --       35,861        35,861
                                              -------   ------    --------      -------     --------      --------
BALANCES AT DECEMBER 31, 1996...............  215,279    2,153     161,614          (89)      89,570       253,248
  Exercise of common stock options and
     issuances under stock purchase plan....    6,906       69      33,263           --           --        33,332
  Acquisitions..............................      601        6          80           --         (479)         (393)
  Exercise of warrants......................      943        9          (9)          --           --            --
  Tax benefits from employee stock
     transactions...........................       --       --      24,057           --           --        24,057
  Translation adjustment....................       --       --          --       (1,203)          --        (1,203)
  Net income for the year...................       --       --          --           --      108,263       108,263
                                              -------   ------    --------      -------     --------      --------
BALANCES AT DECEMBER 31, 1997...............  223,729   $2,237    $219,005      $(1,292)    $197,354      $417,304
                                              =======   ======    ========      =======     ========      ========

                            See accompanying notes.

                                PEOPLESOFT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1995        1996        1997
                                                            --------    --------    ---------
OPERATING ACTIVITIES
Net income................................................  $ 27,338    $ 35,861    $ 108,263
Adjustments to reconcile net income to net cash provided
  (used) by operating activities, net of acquired
  companies:
  Depreciation and amortization...........................    11,540      26,691       38,873
  Provision for doubtful accounts, net of writeoffs and
     recoveries...........................................     2,860       2,597       12,070
  Provision for deferred income taxes.....................    (7,790)    (25,428)      (6,932)
  In-process research and development and acquisition
     costs................................................        --      26,509           --
Changes in operating assets and liabilities:
  Accounts receivable.....................................   (51,908)    (65,840)    (147,637)
  Other current assets....................................    (2,896)     (1,093)      (1,318)
  Other noncurrent assets.................................        --      (7,245)      (7,256)
  Accounts payable and accrued liabilities................    12,841      15,214       16,380
  Accrued compensation and related expenses...............    16,494      12,545       29,805
  Deferred revenue........................................    45,772      85,129      144,416
  Income taxes payable....................................     5,454       6,992       19,388
  Tax benefits from employee stock transactions...........     7,333      18,981       24,057
                                                            --------    --------    ---------
Net cash provided by operating activities.................    67,038     130,913      230,109
INVESTING ACTIVITIES
Purchase of available-for-sale investments................   (69,571)    (29,157)    (177,584)
Sale of available-for-sale investments....................    58,596      21,434       71,644
Purchase of property and equipment........................   (54,318)    (57,086)     (55,388)
Additions to capitalized software, net....................    (5,631)     (2,568)      (2,495)
Acquisitions..............................................                   391         (393)
                                                            --------    --------    ---------
Net cash used in investing activities.....................   (70,924)    (66,986)    (164,216)
FINANCING ACTIVITIES
Net proceeds from sale of common stock and exercise of
  common stock options....................................     5,099      15,091       33,332
Proceeds from sale of Red Pepper common and preferred
  stock...................................................     5,083          --           --
Net proceeds from the issuance of warrants................    21,793          --           --
                                                            --------    --------    ---------
Net cash provided by financing activities.................    31,975      15,091       33,332
Effect of foreign exchange rate changes on cash...........      (132)        175       (1,203)
                                                            --------    --------    ---------
Net increase in cash and cash equivalents.................    27,957      79,193       98,022
Cash and cash equivalents at beginning of period..........    62,725      90,682      169,875
                                                            ========    ========    =========
Cash and cash equivalents at end of period................  $ 90,682    $169,875    $ 267,897
                                                            ========    ========    =========

                            See accompanying notes.

                                PEOPLESOFT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     PeopleSoft, Inc. (the "Company") designs, develops, markets, licenses and supports a family of client/server enterprise application software products, including manufacturing, distribution, financial, and human resource management systems. The Company also provides services such as maintenance, training, installation, consulting and product support services. Customers consist primarily of large and medium sized organizations including corporations, higher education institutions, non-profit entities and federal, state and local government agencies. The Company's business is predominately based in the United States. It does not have a concentration of credit or operating risk in any one industry or any one geographic region within the United States.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Despite management's best effort to establish good faith estimates and assumptions, actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS, SHORT TERM INVESTMENTS AND LONG TERM INVESTMENTS

     Cash equivalents are highly liquid investments with insignificant interest rate risk and remaining maturities of three months or less at the date of purchase and are stated at amounts which approximate fair value, based on quoted market prices. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions, tax-advantaged money market funds and highly liquid debt securities of corporations, municipalities and the U.S. Government. All other cash is held in bank demand deposits.

     The Company accounts for its cash equivalents and investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 1996 and 1997 the Company has classified all of its debt securities as available-for-sale, the components of which follow (in thousands):

                                                           1996        1997
                                                         --------    --------
State and local municipalities.........................  $ 79,898    $233,374
U.S. Government........................................     2,500       6,771
Corporate..............................................    25,605      39,940
                                                         --------    --------
                                                         $108,003    $280,085
                                                         ========    ========
Cash equivalents.......................................  $ 62,595    $128,737
Investments due in one year or less....................    27,138     124,565
Investments due in one year to 18 months...............    18,270      26,783
                                                         --------    --------
                                                         $108,003    $280,085
                                                         ========    ========

                                PEOPLESOFT, INC.

     Unrealized gains and losses at December 31, 1996 and 1997 and realized gains and losses for the years then ended were not material. The cost of securities sold is based on the specific identification method.

ACCOUNTS RECEIVABLE

     Accounts receivable are comprised of billed receivables arising from recognized and deferred revenues and unbilled receivables, which include accrued license fees for payments not yet due and accrued services. The Company does not require collateral for its receivables. Reserves are maintained for potential losses. For the years ended December 31, 1995, 1996, and 1997 actual write-offs were not significant. Future actual writeoffs may differ from the Company's estimates and could have a material impact on the Company's future results of operations. The principal components of accounts receivable were as follows at December 31, (in thousands):

                                                           1996        1997
                                                         --------    --------
Billed receivables.....................................  $ 94,343    $200,081
Unbilled receivables...................................    76,756     118,655
                                                         --------    --------
                                                          171,099     318,736
Allowance for doubtful accounts........................    (7,423)    (19,493)
                                                         --------    --------
                                                         $163,676    $299,243
                                                         ========    ========

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are computed using the straight-line method over estimated useful lives of two to three years for computer equipment, five years for telephones and office equipment, seven years for furniture and fixtures, and 30 years for buildings. Leasehold improvements are depreciated over the shorter of the lease term or the useful life of the asset. Intangible assets are amortized over a three to five year life.

CAPITALIZED SOFTWARE

     The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility or if there are alternative future uses for the purchased software provided that capitalized amounts will be realized over a period not exceeding five years. In addition, the Company capitalizes certain internally incurred costs, consisting of salaries, related payroll taxes and benefits, and an allocation of indirect costs related to developing computer software products. Costs incurred prior to the establishment of technological feasibility are charged to product development expense. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized (using the straight-line method) on a product by product basis over the estimated life which is generally three years. All other research and development expenditures are charged to research and development expense in the period incurred.

                                PEOPLESOFT, INC.

     Capitalized software costs and accumulated amortization at December 31, 1995, 1996 and 1997 and related software amortization expense (included in cost of license fees) for the years then ended were as follows (in thousands):

                                                1995       1996        1997
                                               -------    -------    --------
Capitalized software:
  Internal development costs.................  $ 7,016    $10,737    $ 13,232
  Purchased from third parties...............    5,137      6,832       6,832
                                               -------    -------    --------
                                                12,153     17,569      20,064
Accumulated amortization.....................   (4,811)    (6,396)    (10,358)
                                               -------    -------    --------
                                               $ 7,342    $11,173    $  9,706
                                               =======    =======    ========
Amortization expense.........................  $ 1,722    $ 1,585    $  3,962
                                               =======    =======    ========

     During 1995, the Company acquired certain manufacturing software from Andersen Consulting for $4.0 million for use in its manufacturing software products. Upon the acquisition of PeopleSoft Manufacturing, Inc. ("PMI"), and the subsequent general availability of PMI's manufacturing software product line in December 1996, the Company determined that the manufacturing software acquired from Andersen was redundant and expensed the balance at December 31, 1996 (see Note 8). Also, as part of the acquisition of PMI, the Company allocated $6.5 million to developed software costs which is being amortized over five years.

DEFERRED REVENUE

     Deferred revenue is comprised of deferrals for license fees, maintenance, training and other services. The principal components of deferred revenue at December 31, 1996 and 1997 were as follows (in thousands):

                                                           1996        1997
                                                         --------    --------
License fees...........................................  $ 34,224    $ 71,168
Maintenance............................................   104,257     184,171
Training...............................................    30,607      46,201
Other services.........................................    14,164      26,128
                                                         --------    --------
                                                         $183,252    $327,668
                                                         ========    ========

REVENUE RECOGNITION

     The Company licenses software under noncancellable license agreements and provides services including training, installation, consulting and maintenance, consisting of product support services and periodic updates. License fee revenues are generally recognized when a noncancellable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, there are no significant vendor obligations, the fees are fixed and determinable, and collection is considered probable. The Company allocates a portion of contractual license fees to post-contract support activities covered under the contract including first year maintenance, installation assistance and limited training services. Revenues from maintenance agreements are recognized ratably over the maintenance period, which in most instances is one year. Revenues for training or consulting services are recognized as services are performed. Revenue and profits under contracts requiring significant customization are recognized using contract accounting.

INCOME TAXES

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This statement provides for a liability

                                PEOPLESOFT, INC.

approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

FOREIGN CURRENCY TRANSLATION

     The Company has determined that the functional currency of each foreign operation is the local currency. The effects of translation rate changes related to assets and liabilities located outside the United States are included as a component of stockholders' equity. Foreign currency transaction gains and losses are included in Other income, interest expense and other on the Consolidated Statements of Income. Through 1997, such gains and losses have not been significant.

     In January 1998, the Company initiated a foreign exchange hedging program designed to hedge foreign currency net receivables and payables of PeopleSoft's foreign subsidiaries. The program uses forward foreign exchange contracts as the vehicle for hedging these intercompany balances. In general, these forward foreign exchange contracts have terms of three months or less. Gains and losses on these contracts will be recognized as other income or expense in the current period, consistent with the period in which the gain or loss of the underlying transaction is recognized. The foreign exchange hedging program is managed in accordance with a corporate policy approved by the Company's Board of Directors.

     In addition to hedging existing transaction exposures, the Company's foreign exchange management policy allows for the hedging of anticipated transactions, and exposure resulting from the translation of foreign subsidiary financial results into U.S. Dollars. Such hedges can only be undertaken to the extent that the exposures are highly certain, reasonably estimable, and significant in amount. These hedges will only be undertaken should the Company deem them necessary to protect the U.S. Dollar value of the underlying exposure. The Company foresees that hedges of such anticipated transactions and translation exposures will be done in the future using forward and option contracts.

PER SHARE DATA

     Share amounts for all periods presented reflect restatement for the two-for-one stock split in December 1997. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"), requiring public companies to exclude the dilutive effect of stock options in calculating basic earnings per share as of December 31, 1997. As a result, the Company changed the method used to compute earnings per share and restated earnings per share for all prior periods. Basic income per share as required under SFAS 128 is computed using the weighted average number of common shares outstanding during the period. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon the exercise of stock options and warrants (using the treasury stock

                                PEOPLESOFT, INC.

method). The following table sets forth the computation of basic and diluted income per share for the years ended December 31, (in thousands except per share amounts):

                                               1995        1996        1997
                                             --------    --------    --------
Numerator:
  Net income...............................  $ 27,338    $ 35,861    $108,263
Denominator:
  Denominator for basic income per share --
     weighted average shares...............   203,689     211,248     219,302
  Employee stock options...................    25,298      27,386      25,967
  Warrants.................................        --         818       3,052
                                             --------    --------    --------
  Denominator for diluted income per
     share -- adjusted weighted average
     shares and assumed conversions........   228,987     239,452     248,321
                                             ========    ========    ========
Basic income per share.....................  $   0.13    $   0.17    $   0.49
Diluted income per share...................  $   0.12    $   0.15    $   0.44

STOCK-BASED COMPENSATION

     In October 1995, the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued and effective for the year ending December 31, 1996. As permitted by SFAS 123, the Company has continued to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and has made the pro forma disclosures required by SFAS 123 for each of the three years in the period ending December 31, 1997 in Note 3.

NEWLY ISSUED ACCOUNTING STANDARDS

     Statement of Position ("SOP") 97-2, "Software Revenue Recognition" was issued in October 1997 and addresses software revenue recognition. The SOP supersedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after December 15, 1997. Based upon its reading and interpretation of SOP 97-2 the Company believes its current revenue recognition policies and practices are materially consistent with the SOP. However, implementation guidelines for this standard have not yet been issued and a wide range of potential interpretations are being discussed by the accounting profession. Once available, such implementation guidance could lead to unanticipated changes in the Company's current revenue accounting practices, and such changes could be material to the Company's future revenue and earnings.

     In June 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS 130") was issued. Under SFAS 130 all items that meet the definition of comprehensive income will be reported in a financial statement for the period in which they are recognized. Comprehensive income will include changes in the balances of items that are reported directly in a separate component of Stockholders' equity on the Consolidated Balance Sheets. The Company will make the disclosures required by SFAS 130 in the first quarter of 1998.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") was issued in June 1997. SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis used internally for evaluating segment performance and resource allocation. SFAS 131 is effective for fiscal years beginning after December 31, 1997, however, disclosure is not required in interim financial statements in the initial year of adoption.

                                PEOPLESOFT, INC.

Accordingly, the Company will make the required disclosures for the year ending December 31, 1998, although the Company has not fully assessed the impact of SFAS 131 on its financial disclosures.

 2. COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities under operating leases which generally require the Company to pay operating costs, including property taxes, insurance and maintenance. The Company also leases certain computer equipment under operating leases. Computer leases require the return of the equipment or payment of residual values. Such residual values, which approximate fair values, are not material to the consolidated financial statements.

     Future minimum operating lease payments for the years ending December 31, are due as follows (in thousands):

1998...............................................  $20,335
1999...............................................   16,631
2000...............................................   11,512
2001...............................................    8,823
2002...............................................    6,073
Thereafter.........................................   10,757
                                                     -------
                                                     $74,131
                                                     =======

     Rent expense totaled approximately $6.9 million, $9.8 million and $19.6 million in 1995, 1996 and 1997, respectively.

     In December 1996, the Company entered into a five year lease for a new office facility in Pleasanton, California. This lease is structured as an operating lease, however, the accounting treatment will ultimately be determined upon inception of the lease term when the Company occupies the facility. The lease commitments related to this lease have been included in the amounts above. The lessor has committed to fund up to a maximum of $70.0 million for construction of the facility. Construction on the facility is anticipated to be completed in the third quarter of 1998 and payments under this lease will begin at that time. The interest rate charged on amounts funded is LIBOR plus 0.625% as measured on the date of each funding or rollover. At each funding or rollover date, the Company has its choice of term and LIBOR rate (1 month, 2 months, 3 months, 6 months, 9 months or 12 months) applicable to each tranche at the date the respective funding amount is requested and approved. The Company has an option to renew the lease for a an additional three years, subject to certain conditions. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility. Under this lease, the Company is required to maintain compliance with certain financial covenants, is prohibited from making certain payments, including cash dividends, and is subject to various other restrictions. At December 31, 1997, the total amount funded by the lessor for construction of the facility was $38.5 million.

     Subsequent to 1997, the Company negotiated an amendment to this lease which extends the term of the lease until February 2003, with an option to renew for an additional three years. Additionally, the Company negotiated a fixed rate funding option under which the Company may elect that any or all of the amounts funded to date be charged a fixed interest rate. The Company has the option of setting the fixed rate expiration date for any date through the end of the lease term.

     Under certain software license agreements, the Company is required to maintain surety bonds and/or letters of credit benefiting third party customers which may be drawn against if the Company fails to perform its contractual obligations. At December 31, 1997, three such surety bonds with a cumulative total value of

                                PEOPLESOFT, INC.

$9.3 million with maturity dates ranging from September 1998 to June 2000, and one letter of credit for $991,000 with an expiration date of April 1998 were outstanding.

     The Company is party to various legal disputes and proceedings arising from the ordinary course of general business activities. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the financial position, results of operations and cash flows of the Company. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect the Company's future results of operations or cash flows in a particular period.

 3. STOCKHOLDERS' EQUITY

REDEEMABLE PREFERRED STOCK

     Under a stockholder rights plan established in 1995, every share of common stock carries the right (a "Right"), under certain circumstances, to purchase equity securities of the Company or an acquiring company. Ten days after a tender offer or acquisition of 20 percent or more of the Company's common stock, each Right may be exercised for $190 ("Exercise Price") to purchase one one-thousandth of one share of the Company's Series A Participating Preferred Stock. Each one one-thousandth of each share of Series A Participating Preferred Stock will generally be afforded economic rights similar to one share of the Company's common stock. In addition, each Right entitles the holder to purchase common stock of the Company with a fair value of twice the Exercise Price or, in certain circumstances, securities of the acquiring company for the Exercise Price. Each Right expires in February 2005, and, during specified periods, the Company may redeem or exchange each Right for $.01 or one share of common stock, respectively.

COMMON STOCK

     In December 1997, the Company's common stock was split two for one. All share and per share amounts applicable to prior periods have been restated to reflect the split. The Company has never paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. At December 31, 1997, 67,102,507 authorized but unissued shares of common stock were reserved for issuance under the Company's stock plans and for outstanding warrants.

STOCK PLANS

  1992 Employee Stock Purchase Plan

     Under the 1992 Employee Stock Purchase Plan ("ESPP"), eligible employees may purchase common stock at a price equal to 85 percent of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to the lesser of ten percent of an employee's compensation or $21,250 per year, may be terminated at any time by the employee and automatically ends upon termination of employment with the Company. A total of 6,000,000 shares of common stock have been reserved for issuance under this plan of which 4,453,504 shares have been issued through December 31, 1997. Under this plan, 1,031,568 shares, 869,956 shares and 741,628 shares were issued in 1995, 1996 and 1997, respectively. In January 1998, 420,906 shares were issued in connection with the offering period ended December 31, 1997. Subsequent six-month offering periods will commence on each January 1 and July 1.

  1989 Stock Plan

     Pursuant to the 1989 Stock Plan, incentive and non-qualified stock options to purchase shares of the Company's common stock may be granted, and 99,600,000 shares have been reserved for issuance under this Plan. The exercise price of each incentive and non-qualified stock option shall not be less than 100 percent and 85 percent, respectively, of the fair market value of the stock on the date the option is granted. The options

                                PEOPLESOFT, INC.

expire 10 years after the date of grant and are exercisable to the extent vested. Vesting is established by the Board of Directors and generally occurs at the rate of 20 percent per year from the date of grant.

  1993 Red Pepper Software Company Plan

     In connection with the merger of PeopleSoft and Red Pepper in 1996, PeopleSoft assumed all of the outstanding stock options of Red Pepper (adjusted for the exchange ratio). As of the date of the merger, 2,163,388 shares of PeopleSoft common stock were reserved for issuance upon the exercise of options assumed in connection with the business combination.

COMBINED OPTION ACTIVITY

     Option activity under the 1989 Stock Plan, including the 1993 Red Pepper Software Company Plan stock options assumed by PeopleSoft as a result of the merger, is as follows:

                                                    WEIGHTED AVERAGE
                                                     EXERCISE PRICE      SHARES
                                                    ----------------   ----------
Balances at December 31, 1994.....................      $ 1.015        28,893,016
  Granted.........................................        5.258        12,068,924
  Exercised.......................................        0.521        (4,610,040)
  Canceled........................................        6.760          (654,152)
                                                        -------        ----------
Balances at December 31, 1995.....................        2.408        35,697,748
  Granted.........................................       12.683        11,077,536
  Exercised.......................................        1.156        (6,710,906)
  Canceled........................................        9.103        (1,103,748)
                                                        -------        ----------
Balances at December 31, 1996.....................        5.551        38,960,630
  Granted.........................................       21.691        10,870,350
  Exercised.......................................        3.264        (6,160,683)
  Canceled........................................       11.918          (975,225)
                                                        =======        ==========
Balances at December 31, 1997.....................      $ 9.982        42,695,072
                                                        =======        ==========

     The exercise prices for the above grants range from $0.001 to $39.00. At December 31, 1997, options to purchase 13,081,129 shares were exercisable and options for 15,651,435 shares were available for grant.

1992 DIRECTORS' STOCK OPTION PLAN

     Under the 1992 Directors' Stock Option Plan, directors who are not officers or employees may receive nonstatutory options to purchase shares of common stock. A total of 2,400,000 shares of common stock have been reserved for issuance under this plan and, as of December 31, 1997, options to purchase 578,000 shares with exercise prices of $1.766 to $23.97 per share have been granted. Under this plan, 176,000, 48,000, and 34,000 options were granted in 1995, 1996 and 1997, respectively. During 1997, options to purchase 4,000 were exercised. At December 31, 1997, options to purchase 28,000 shares were exercisable and options for 1,822,000 shares were available for grant.

STOCK-BASED COMPENSATION

     As permitted under SFAS 123, the Company has elected to continue to follow APB Opinion No. 25 in accounting for stock-based awards to employees. Under APB Opinion No. 25, the Company generally recognizes no compensation expense with respect to such awards, since the exercise price of the stock options granted are equal to the fair market value of the underlying security on the grant date.

                                PEOPLESOFT, INC.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option pricing model. Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. Both of these plans are discussed in this Note above. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                         OPTIONS                   ESPP
                                                   --------------------    --------------------
                                                   1995    1996    1997    1995    1996    1997
                                                   ----    ----    ----    ----    ----    ----
Expected life (in years).........................  3.55    3.51    3.50    0.49    0.49    0.48
Expected volatility..............................  0.40    0.38    0.37    0.45    0.40    0.40
Risk free interest rate..........................  6.80%   5.71%   6.33%   6.09%   5.23%   5.45%

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the vesting period for options and the six-month purchase period for stock purchases under the ESPP. The Company's pro forma information follows (in thousands except for income per share information):

                                                               1995       1996        1997
                                                              -------    -------    --------
Net income
  As reported...............................................  $27,338    $35,861    $108,263
  Pro forma.................................................  $20,476    $16,072    $ 74,610
Basic income per share
  As reported...............................................  $  0.13    $  0.17    $   0.49
  Pro forma.................................................  $  0.10    $  0.08    $   0.34
Diluted income per share
  As reported...............................................  $  0.12    $  0.15    $   0.44
  Pro forma.................................................  $  0.09    $  0.07    $   0.31

     Because SFAS 123 is applicable only to stock-based awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

                                PEOPLESOFT, INC.

     The weighted-average fair value of options granted during 1995, 1996 and 1997 was $1.94, $4.77 and $6.66 per share, respectively. The weighted-average fair value of the ESPP during 1995, 1996 and 1997 was $1.55, $3.56 and $6.61 per share, respectively.

                                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                       ------------------------------------------      ------------------------
                                         WEIGHTED
                                         AVERAGE         WEIGHTED                      WEIGHTED
                                        REMAINING        AVERAGE                       AVERAGE
     RANGE OF          NUMBER OF       CONTRACTUAL       EXERCISE      NUMBER OF       EXERCISE
  EXERCISE PRICES        SHARES        LIFE (YEARS)       PRICE          SHARES         PRICE
  ---------------      ----------      ------------      --------      ----------      --------
   0.001 -  2.00        8,817,993          4.45           $ 0.47        6,108,653       $ 0.35
   2.01  -  5.00        8,002,972          6.44             2.74        3,433,052         2.53
   5.01  - 12.00        7,446,140          7.50             6.98        2,176,736         6.89
  12.01  - 19.00        7,670,402          8.26            14.55        1,218,538        14.52
  19.01  - 20.00        8,628,704          9.24            19.87           30,054        19.39
  20.00  - 39.00        2,702,861          9.44            27.65          154,096        24.07
                       ----------                                      ----------
                       43,269,072                                      13,121,129
                       ==========                                      ==========

WARRANTS

     In November 1995, the Company received $21.8 million through the private placement of warrants to purchase an aggregate of 8,000,000 shares of the Company's common stock. Upon notice of exercise by the holders of the warrants, the Company, at its option, may settle such exercise by either issuing the full amount of shares and receiving cash proceeds, issuing a net amount of shares with no cash proceeds, or purchasing the warrants for an amount equal to the difference between the then fair market value of the common stock and the warrant exercise price. In November 1997, the Company issued 942,880 shares of common stock pursuant to the net exercise of warrants to purchase 1,600,000 shares of common stock at $13.75 per share. The warrants are exercisable by the holders at any time at the following prices and expire in October or November of the following years:

                   YEAR OF                     NUMBER OF
                 EXPIRATION                     SHARES      EXERCISE PRICE
                 ----------                    ---------    --------------
1998.........................................  1,600,000       $13.750
1998.........................................  1,600,000       $16.875
1999.........................................  1,600,000       $16.875
1999.........................................  1,600,000       $19.375

                                PEOPLESOFT, INC.

 4. INCOME TAXES

     The provision for income taxes consisted of the following components for the years ended December 31, (in thousands):

                                                 1995        1996       1997
                                                -------    --------    -------
Current:
  Federal.....................................  $20,964    $ 37,396    $60,565
  State.......................................    5,387      10,545     10,711
  Foreign.....................................    1,417       3,338      3,431
                                                -------    --------    -------
                                                 27,768      51,279     74,707
                                                -------    --------    -------
Deferred:
  Federal.....................................   (7,546)    (20,240)    (7,239)
  State.......................................   (1,423)     (5,188)       307
                                                -------    --------    -------
                                                 (8,969)    (25,428)    (6,932)
                                                -------    --------    -------
          Total provision for income tax......  $18,799    $ 25,851    $67,775
                                                =======    ========    =======

     The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company's income before taxes as follows for the years ended December 31 (in thousands):

                                                 1995       1996       1997
                                                -------    -------    -------
Income tax provision at federal statutory
  rate........................................  $16,148    $21,599    $61,613
State income tax, net of federal tax effect...    2,577      3,323      8,849
Income from tax-advantaged investments........     (914)    (1,425)    (2,995)
Research and development tax credit...........     (550)    (1,031)    (3,211)
Merger costs..................................       --      1,015         --
Other.........................................    1,538      2,370      3,519
                                                -------    -------    -------
Provision for income taxes....................  $18,799    $25,851    $67,775
                                                =======    =======    =======

                                PEOPLESOFT, INC.

     Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes consisted of the following at December 31 (in thousands):

                                                            1996       1997
                                                           -------    -------
Deferred tax assets:
  Deferred revenue, net..................................  $18,202    $   595
  Depreciation...........................................    2,403         --
  Research and development costs.........................    8,766      8,362
  Accrued compensation...................................    2,880      7,582
  Allowance for doubtful accounts........................    3,585      8,156
  Self insured claims accruals...........................    1,215      2,011
  Net operating losses and tax credits...................    3,744      1,606
  Other..................................................    4,898     10,784
                                                           -------    -------
Total deferred tax assets................................   45,693     39,096
                                                           -------    -------
Deferred tax liabilities:
  Capitalized software development costs.................   (2,152)    (1,973)
  State taxes............................................   (1,155)      (523)
  Depreciation...........................................       --     (1,720)
  Other..................................................     (838)    (2,189)
                                                           -------    -------
Total deferred tax liabilities...........................   (4,145)    (6,405)
                                                           -------    -------
Total net deferred tax asset.............................  $41,548    $32,691
                                                           =======    =======

     Deferred tax assets and liabilities are classified in the consolidated balance sheet based on the classification of the related asset or liability. Management has concluded that no valuation allowance is required based on its assessment that current and historical levels of taxable income are sufficient to realize the deferred tax asset.

     The income tax benefits from employee stock transactions have been recorded as an increase in additional paid-in capital.

 5. RETIREMENT PLAN

     The Company has two defined contribution savings plans, a qualified plan (401k Plan) under the provisions of Section 401(k) of the Internal Revenue Code that covers all full-time employees and a non-qualified plan which covers employees with earnings over $160,000 per year. Under the terms of the 401k Plan, member employees may contribute varying amounts of their annual compensation (to a maximum of $9,500). The Company matches a portion of qualified employee contributions based upon years of service, up to a maximum of ten percent of the employee's compensation, subject to certain vesting provisions based on length of employee service. Company contributions to the 401k Plan totaled $0.5 million in 1995, $0.7 million in 1996 and $2.0 million in 1997. Under the terms of the non-qualified plan, member employees may contribute varying amounts of their annual compensation up to 100 percent. The Company matches a portion of non-qualified employee contributions based upon years of service, up to a maximum of $9,500, subject to certain vesting provisions based on length of employee service. Company contributions to the non-qualified plan totaled $118,000 in 1995, $291,000 in 1996, and $249,000 in 1997.

 6. JOINT BUSINESS ARRANGEMENTS

     The Company and a limited liability company ("LLC") entered into agreements in 1995 and 1997, whereby the LLC will provide up to $9.6 million to fund the development of a suite of student information and administration system applications ("SIS Software") and the Company is the exclusive distributor of the SIS

                                PEOPLESOFT, INC.

Software. Substantially all of the LLC's funds were provided equally by the Company's founder and principal stockholder and the Student Loan Marketing Association ("Sallie Mae"), an independent strategic business partner. The Company has no contractual obligation to provide funds to the LLC and does not have a right to acquire any of the LLC's equity interests. The Company will pay the LLC a royalty based on fees received from the licensing of the SIS Software until the later of five years from the commercial release of the SIS Software or $17 million in cumulative royalties. The royalty rate was determined based on negotiations between the Company and Sallie Mae. All ownership rights and interests in the SIS Software will transfer to the Company, upon the later of five years from the commercial release of the SIS Software or when $17 million in cumulative royalties have been paid to the LLC. The SIS Software became generally available for sale in December 1997, and the Company recorded $3.3 million in cumulative royalty expense in the year ended December 31, 1997. The LLC reimbursed the Company $2.0 million, $2.4 million and $3.2 million in 1995, 1996 and 1997, respectively, for development funding advanced by the Company, and, in 1998, the Company anticipates using the remaining $2.0 million to fund the development of two new related software products. In addition, the Company was reimbursed $98,000 in 1995 and $65,700 in 1996 for interest on such advances.

 7. SEGMENT AND GEOGRAPHIC AREAS

     The Company operates in one industry segment, the design, development, marketing, licensing and support of a family of client/server enterprise application software products, and markets its software products and services through the Company's offices in the United States and its branches, subsidiaries and distributors in Canada, Europe/Africa, Asia/Pacific and Latin America. As discussed in Note 1, information about the Company's operating segments will be reported for the year ending December 31, 1998 as required by SFAS 131. International revenues from each geographic region was less than ten percent of total revenues.

     The following table presents a summary of operating information and certain year end balance sheet information by geographic region for the years ended December 31, (in thousands):

                                               1995        1996        1997
                                             --------    --------    --------
Revenues from unaffiliated customers
  Domestic operations......................  $196,083    $377,782    $690,554
  International operations.................    36,056      72,270     125,097
                                             --------    --------    --------
  Consolidated.............................  $232,139    $450,052    $815,651
                                             ========    ========    ========
Operating income
  Domestic operations......................  $ 39,537    $ 48,313    $157,035
  International operations.................     2,451       7,511       9,141
                                             --------    --------    --------
  Consolidated.............................  $ 41,988    $ 55,824    $166,176
                                             ========    ========    ========
Identifiable assets
  Domestic operations......................  $284,403    $488,206    $782,888
  International operations.................    37,838      51,874     115,448
                                             --------    --------    --------
  Consolidated.............................  $322,241    $540,080    $898,336
                                             ========    ========    ========

 8. BUSINESS COMBINATIONS

  1997 Business Combinations

     In 1997, the Company completed three business combinations: Campus Solutions, Inc., Salerno Manufacturing, Inc., and TeamOne, LLC. Campus Solutions, a business partner since 1994, developed the Company's Student Administration application suite. Salerno Manufacturing develops, licenses and supports a suite of quality management software applications. TeamOne has been providing implementation services to

                                PEOPLESOFT, INC.

middle market companies, and becomes an integral part of the PeopleSoft Select business unit. All of the outstanding shares of Campus Solutions and all of the assets of Salerno Manufacturing were acquired for approximately 600,000 shares of common stock in transactions accounted for as pooling-of-interests; however, prior period consolidated financial statements were not restated because the retroactive effects were not material. All of the member interests of TeamOne were acquired for $4 million cash in a transaction accounted for under the purchase method, and results of operations of TeamOne are included in the consolidated financial statements prospectively from the date of acquisition. The Company did not incur significant merger related costs associated with these transactions and the aggregate effect of the three acquisitions was not material to the financial position and results of operations of the Company in any period.

  1996 Business Combinations

     In 1996, the Company completed two business combinations: Red Pepper Software Company (Red Pepper) and PMI. Red Pepper is a leader in the emerging supply chain management systems market, and PMI developed the Company's Manufacturing application suite. All of the outstanding shares of Red Pepper were acquired in exchange for approximately 10.8 million shares of common stock and the assumption, under the Company's stock option plan, of all outstanding rights to purchase Red Pepper common stock which approximated 1.1 million shares of PeopleSoft stock. The Red Pepper transaction was accounted for as a pooling of interests and the historical consolidated financial statements of PeopleSoft for the periods prior to the merger have been restated in the accompanying consolidated financial statements to include the financial position, results of operations and cash flows of Red Pepper. In addition, merger costs of $2.9 million were charged to operations in 1996.

     All of the assets of PMI were acquired in November 1996 for an aggregate purchase price of $30.1 million. This transaction has been accounted for under the purchase method and resulted in a one-time charge to earnings of $22.5 million in 1996 for in-process research and development. Significant components of the $30.1 million purchase price included the issuance of common stock with a fair value of $14.4 million, issuance of common stock options to PMI employees with a fair value of $7.6 million, issuance of a note payable of $4.7 million, and forgiveness of debt and other consideration of $3.4 million. The purchase price was allocated, based upon an independent valuation, to in-process research and development costs with a fair value of $22.5 million, capitalized software of $6.5 million and cash and other assets of $1.1 million. The results of the operations of PMI have been included in the Company's consolidated financial statements since November 1, 1996. The results of operations of PMI for periods prior to November 1, 1996, were not material to the consolidated financial statements.

 9. SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information is detailed below, except for non-cash activities related to the acquisition of PMI which are as discussed in Note 8 (in thousands):

                                                  YEARS ENDED DECEMBER 31,
                                                -----------------------------
                                                 1995       1996       1997
                                                -------    -------    -------
Cash paid for interest........................  $    24    $   264    $   381
                                                =======    =======    =======
Cash paid for income taxes....................  $13,902    $25,306    $30,680
                                                =======    =======    =======

                                PEOPLESOFT, INC.

            SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Summarized quarterly supplemental consolidated financial information for 1996 and 1997 are as follows (in thousands, except per share amounts):

                                                                    QUARTER ENDED
                                                 ---------------------------------------------------
                                                 MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                 ---------   --------   -------------   ------------
1996
Total revenues.................................  $ 82,282    $102,721     $117,382        $147,667
Operating income...............................    14,156      17,668       20,713           3,287
Net income.....................................     9,459      11,480       13,179           1,743
Basic income per share.........................  $   0.05    $   0.05     $   0.06        $   0.01
Shares used in basic per share computation.....   207,922     211,138      213,316         214,648
Diluted income per share.......................  $   0.04    $   0.05     $   0.05        $   0.01
Shares used in diluted per share computation...   234,359     238,463      241,377         246,055
1997
Total revenues.................................  $153,654    $184,376     $217,050        $260,571
Operating income...............................    27,204      34,074       43,808          61,090
Net income.....................................    17,838      22,271       28,699          39,455
Basic income per share.........................  $   0.08    $   0.10     $   0.13        $   0.18
Shares used in basic per share computation.....   216,495     218,713      221,010         222,949
Diluted income per share.......................  $   0.07    $   0.09     $   0.11        $   0.16
Shares used in diluted per share computation...   247,693     249,208      253,830         253,052

                                PEOPLESOFT, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1997           1998
                                                              ------------    -----------
                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $267,897       $300,635
  Short term investments....................................     124,565        120,571
  Accounts receivable, net..................................     299,243        335,730
  Deferred income taxes.....................................      25,320         26,482
  Other current assets......................................       9,021         18,389
                                                                --------       --------
          Total current assets..............................     726,046        801,807
Property and equipment, at cost.............................     195,667        208,542
  Less accumulated depreciation and amortization............     (78,492)       (90,194)
                                                                --------       --------
                                                                 117,175        118,348
Investments.................................................      26,783         43,310
Deferred income taxes.......................................       7,371          7,371
Capitalized software, less accumulated amortization.........       9,706          9,384
Other assets................................................      11,255         10,560
                                                                --------       --------
                                                                $898,336       $990,780
                                                                ========       ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................    $ 63,508       $ 77,403
  Accrued compensation and related expenses.................      67,486         72,106
  Income taxes payable......................................      22,370         10,860
  Deferred revenue..........................................     327,668        359,085
                                                                --------       --------
          Total current liabilities.........................     481,032        519,454
Stockholders' equity:
  Common stock..............................................       2,237          2,267
  Additional paid-in capital................................     219,005        239,534
  Accumulated foreign currency translation adjustment.......      (1,292)        (1,583)
  Retained earnings.........................................     197,354        231,108
                                                                --------       --------
                                                                 417,304        471,326
                                                                --------       --------
                                                                $898,336       $990,780
                                                                ========       ========

            See notes to condensed consolidated financial statements

                                PEOPLESOFT, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Revenues:
  License fees..............................................  $ 83,413    $136,934
  Services..................................................    70,241     140,740
                                                              --------    --------
          Total revenues....................................   153,654     277,674
Costs and expenses:
  Cost of license fees......................................     4,441      11,196
  Cost of services..........................................    43,609      86,704
  Sales and marketing.......................................    44,418      72,690
  Product development.......................................    25,258      42,861
  General and administrative................................     8,724      13,228
                                                              --------    --------
          Total costs and expenses..........................   126,450     226,679
                                                              --------    --------
Operating income............................................    27,204      50,995
Other income, interest expense and other....................     2,039       3,486
                                                              --------    --------
          Income before income taxes........................    29,243      54,481
Provision for income taxes..................................    11,405      20,727
                                                              --------    --------
Net income..................................................  $ 17,838    $ 33,754
                                                              ========    ========
Basic income per share......................................  $   0.08    $   0.15
                                                              ========    ========
Shares used in basic per share computation..................   216,495     225,402
                                                              ========    ========
Diluted income per share....................................  $   0.07    $   0.13
                                                              ========    ========
Shares used in diluted per share computation................   247,693     256,331
                                                              ========    ========

            See notes to condensed consolidated financial statements

                                PEOPLESOFT, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
OPERATING ACTIVITIES
Net income..................................................  $ 17,838    $ 33,754
Adjustments:
  Depreciation and amortization.............................     9,181      12,760
  Provision for doubtful accounts...........................       160       1,771
  Provision for deferred income taxes.......................    (3,730)      1,163
  Changes in operating assets and liabilities:
     Accounts receivable....................................      (577)    (38,258)
     Other current assets and noncurrent assets.............    (4,513)     (8,673)
     Accounts payable and accrued liabilities...............    (8,361)     13,895
     Accrued compensation and related expenses..............       135       4,620
     Deferred revenue.......................................    21,641      31,417
     Income taxes payable...................................     7,783     (13,835)
     Tax benefits from employee stock transactions..........       866       2,177
                                                              --------    --------
  Net cash provided by operating activities.................    40,423      40,791
INVESTING ACTIVITIES
Purchase of investments.....................................   (22,214)    (66,185)
Sale of investments.........................................     4,078      53,652
Purchase of property and equipment..........................    (8,821)    (12,875)
Additions to capitalized software, net......................      (410)       (736)
                                                              --------    --------
  Net cash used in investing activities.....................   (27,367)    (26,144)
FINANCING ACTIVITIES
Net proceeds from sale of common stock and exercise of
  common stock options......................................     7,508      18,382
                                                              --------    --------
  Net cash provided by financing activities.................     7,508      18,382
Effect of foreign exchange rate changes on cash.............      (870)       (291)
                                                              --------    --------
Net increase in cash and cash equivalents...................    19,694      32,738
Cash and cash equivalents at beginning of period............   169,875     267,897
                                                              --------    --------
Cash and cash equivalents at end of period..................  $189,569    $300,635
                                                              ========    ========

            See notes to condensed consolidated financial statements

                                PEOPLESOFT, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                                  (UNAUDITED)

 1. BASIS OF PRESENTATION

     The information at March 31, 1997 and 1998 and for the three month periods then ended is unaudited, but includes all adjustments (consisting only of normal, recurring adjustments) which the Company's management believes to be necessary for the fair presentation of the financial position, results of operations, and changes in cash flows for the periods presented. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Despite management's best effort to establish good faith estimates and assumptions, and to manage the achievement of the same, actual results may differ.

     The accompanying interim financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report to Shareholders (Form 10-K) for the year ended December 31, 1997. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. Interim results of operations for the three month period ended March 31, 1998 are not necessarily indicative of operating results for the full fiscal year.

 2. PER SHARE DATA

     Share amounts for all prior periods presented reflect restatement for the two-for-one stock split in December 1997. Basic income per share is computed using the weighted average number of common shares outstanding during the period. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon the exercise of stock options and warrants (using the treasury stock method). The following table sets forth the computation of basic and diluted income per share for the three months ended March 31, (in thousands except per share amounts):

                                                           1997        1998
                                                         --------    --------
Numerator:
  Net income...........................................  $ 17,838    $ 33,754
                                                         ========    ========
Denominator:
  Denominator for basic income per share -- weighted
     average shares....................................   216,495     225,402
  Employee stock options...............................    28,787      27,026
  Warrants.............................................     2,411       3,903
                                                         --------    --------
Denominator for diluted income per share -- adjusted
  weighted average shares and assumed conversions......   247,693     256,331
                                                         ========    ========
Basic income per share.................................  $   0.08    $   0.15
                                                         ========    ========
Diluted income per share...............................  $   0.07    $   0.13
                                                         ========    ========

                                PEOPLESOFT, INC.

                                 MARCH 31, 1998
                                  (UNAUDITED)

 3. ACCOUNTS RECEIVABLE

     Accounts receivable are comprised of billed receivables arising from recognized and deferred revenues, and unbilled receivables, which include accrued license fees for payments not yet due and accrued services. The principal components of accounts receivable at December 31, 1997 and March 31, 1998 were as follows (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                           1997          1998
                                                       ------------    ---------
Billed receivables...................................    $200,081      $226,218
Unbilled receivables.................................     118,655       130,776
                                                         --------      --------
                                                          318,736       356,994
Allowance for doubtful accounts......................     (19,493)      (21,264)
                                                         --------      --------
                                                         $299,243      $335,730
                                                         ========      ========

 4. DEFERRED REVENUE

     Deferred revenue is comprised of deferrals for license fees, maintenance, training and other services. The principal components of deferred revenue at December 31, 1997 and March 31, 1998 were as follows (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                           1997          1998
                                                       ------------    ---------
License fees.........................................    $ 71,168      $ 78,037
Maintenance..........................................     184,171       197,401
Training.............................................      46,201        52,759
Other services.......................................      26,128        30,888
                                                         --------      --------
                                                         $327,668      $359,085
                                                         ========      ========

 5. TRANSFER OF FINANCIAL ASSETS

     The Company finances certain software license and service agreements with customers through the sale, assignment and transfer of the future payments under those agreements to financing institutions, principally on a non-recourse basis. The Company records such transfers as sales of the related accounts receivable when it is considered to have surrendered control of such receivables under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

 6. COMPREHENSIVE INCOME

     Comprehensive income includes changes in the balances of items that are reported directly in a separate component of Stockholders' equity on the Consolidated Balance Sheets. The Company had comprehensive income comprised of accumulated foreign currency translation adjustments totaling $870,000 and $291,000 for the three months ended March 31, 1997 and March 31, 1998, respectively.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Intrepid Systems, Inc.:

We have audited the accompanying balance sheets of Intrepid Systems, Inc. (the "Company") as of December 31, 1996 and 1997, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Intrepid Systems, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Francisco, California
February 6, 1998 (May 1, 1998 as to Note 9)

                             INTREPID SYSTEMS, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                     ASSETS

                                                               1996       1997
                                                              -------    -------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $10,194    $   149
  Short-term investments....................................               9,292
  Accounts receivable, net..................................    1,903      6,137
  Unbilled license and service fees.........................      857      2,322
  Other assets..............................................      459      1,809
                                                              -------    -------
          Total current assets..............................   13,413     19,709
PROPERTY, NET...............................................      899      2,122
INTANGIBLE, NET.............................................      514        395
                                                              -------    -------
          TOTAL ASSETS......................................  $14,826    $22,226
                                                              =======    =======
                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 1,139    $ 4,549
  Accrued liabilities.......................................      880        799
  Accrued compensation and related expenses.................      349        986
  Deferred revenue..........................................      966      2,349
  Current portion of capital leases.........................      193        228
  Current portion of notes payable..........................    1,300        315
                                                              -------    -------
          Total current liabilities.........................    4,827      9,226
DEFERRED RENT...............................................       80         73
LONG TERM CAPITAL LEASES....................................      422        180
LONG TERM NOTES PAYABLE.....................................                 543
                                                              -------    -------
          Total liabilities.................................    5,329     10,022
                                                              -------    -------
COMMITMENTS AND CONTINGENCIES (NOTE 8)
SHAREHOLDERS' EQUITY:
  Convertible preferred stock, no par value:
     Series A -- authorized, issued and outstanding, 525,490
      shares (aggregate liquidation preference,
      $4,020,000)...........................................    4,020      4,020
     Series B -- authorized 747,000 shares; issued and
      outstanding, 728,752 shares (aggregate liquidation
      preference, $9,474,000)...............................    9,223      9,223
     Series C -- authorized 241,820 shares; issued and
      outstanding 200,634 shares (aggregate liquidation
      preference $3,453,000)................................               3,454
     Series C warrants -- authorized 241,820 shares; issued
      and outstanding, zero and 235,920 and zero,
      respectively..........................................        7
  Common stock, no par value: authorized, 10,000,000 shares;
     issued and outstanding, 4,348,152 and 5,007,849 shares,
     respectively...........................................      315        814
  Stock subscriptions receivable............................                (595)
  Accumulated deficit.......................................   (4,068)    (4,712)
                                                              -------    -------
          Total shareholders' equity........................    9,497     12,204
                                                              -------    -------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $14,826    $22,226
                                                              =======    =======

                 See accompanying notes to financial statements

                             INTREPID SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1995      1996       1997
                                                              ------    -------    -------
REVENUES:
  License fees..............................................  $1,305    $ 4,441    $16,420
  Service fees..............................................   2,765      3,798      8,209
                                                              ------    -------    -------
          Total revenues....................................   4,070      8,239     24,629
                                                              ------    -------    -------
OPERATING EXPENSES:
  Costs of license fees.....................................                433      3,148
  Costs of services.........................................     735      2,144      6,533
  Research and development..................................   2,375      3,702      8,434
  Sales and marketing.......................................     714      2,426      5,294
  General and administrative................................     456      1,406      2,214
  Write-off of purchased research and development...........              1,467
                                                              ------    -------    -------
          Total operating expenses..........................   4,280     11,578     25,623
                                                              ------    -------    -------
LOSS FROM OPERATIONS........................................    (210)    (3,339)      (994)
INTEREST INCOME.............................................       9         76        447
INTEREST EXPENSE............................................      23         97         85
                                                              ------    -------    -------
LOSS BEFORE INCOME TAXES....................................    (224)    (3,360)      (632)
INCOME TAX EXPENSE..........................................       5          2         12
                                                              ------    -------    -------
NET LOSS....................................................  $ (229)   $(3,362)   $  (644)
                                                              ======    =======    =======
BASIC AND DILUTED NET LOSS PER SHARE........................  $(0.10)   $ (0.90)   $ (0.14)
                                                              ======    =======    =======
SHARES USED IN PER SHARE CALCULATION........................   2,379      3,740      4,473
                                                              ======    =======    =======

                See accompanying notes to financial statements.

                             INTREPID SYSTEMS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                          SERIES C
                                    SERIES A          SERIES B          SERIES C       PREFERRED STOCK
                                 PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK      WARRANTS        COMMON STOCK
                                 ---------------   ---------------   ---------------   ---------------   ---------------
                                 SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT       AMOUNT        SHARES   AMOUNT
                                 ------   ------   ------   ------   ------   ------   ---------------   ------   ------
Balances at January 1, 1995....                                                                          2,379     $  1
Issuance of Series A
  convertible preferred
  stock........................   523     $4,000
Net loss.......................
                                  ---     ------                                                         -----     ----
Balances at January 1, 1996....   523     4,000                                                          2,379        1
Issuance of Series A
  convertible preferred
  stock........................     2        20
Issuance of Series B
  convertible preferred
  stock........................                     729     $9,223
Issuance of Series C
  warrants.....................                                                              $ 7
Common stock issued by exercise
  of stock options.............                                                                             17        1
Common stock issued in
  acquisition of Kelly
  Information Systems..........                                                                          1,781      301
Common stock issued under
  restricted stock grants,
  net..........................                                                                            171       12
Net loss.......................
                                  ---     ------    ---     ------    ---     ------         ---         -----     ----
Balances at January 1, 1997....   525     4,020     729     9,223                              7         4,348      315
Issuance of Series C
  convertible preferred
  stock........................                                       201     $3,454          (7)
Issuance of common stock.......                                                                            175      465
Common stock issued by exercise
  of stock options.............                                                                            485       27
Common stock issued under
  restricted stock grants,
  net..........................                                                                                       7
Net loss.......................
                                  ---     ------    ---     ------    ---     ------         ---         -----     ----
Balances at December 31,
  1997.........................   525     $4,020    729     $9,223    201     $3,454         $--         5,008     $814
                                  ===     ======    ===     ======    ===     ======         ===         =====     ====


                                    STOCK                         TOTAL
                                 SUBSCRIPTION   ACCUMULATED   SHAREHOLDERS'
                                  RECEIVABLE      DEFICIT        EQUITY
                                 ------------   -----------   -------------
Balances at January 1, 1995....                   $  (477)       $  (476)
Issuance of Series A
  convertible preferred
  stock........................                                    4,000
Net loss.......................                      (229)          (229)
                                                  -------        -------
Balances at January 1, 1996....                      (706)         3,295
Issuance of Series A
  convertible preferred
  stock........................                                       20
Issuance of Series B
  convertible preferred
  stock........................                                    9,223
Issuance of Series C
  warrants.....................                                        7
Common stock issued by exercise
  of stock options.............                                        1
Common stock issued in
  acquisition of Kelly
  Information Systems..........                                      301
Common stock issued under
  restricted stock grants,
  net..........................                                       12
Net loss.......................                    (3,362)        (3,362)
                                                  -------        -------
Balances at January 1, 1997....                    (4,068)         9,497
Issuance of Series C
  convertible preferred
  stock........................     $(595)                         2,852
Issuance of common stock.......                                      465
Common stock issued by exercise
  of stock options.............                                       27
Common stock issued under
  restricted stock grants,
  net..........................                                        7
Net loss.......................                      (644)          (644)
                                                  -------        -------
Balances at December 31,
  1997.........................     $(595)        $(4,712)       $12,204
                                    =====         =======        =======

                 See accompanying notes to financial statements

                             INTREPID SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                                               1995      1996        1997
                                                              ------    -------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (229)   $(3,362)   $   (644)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation...........................................     123        245         624
     Amortization...........................................                149         112
     Restricted stock compensation..........................                 12           7
     Write-off of purchased research and development........              1,467
     Loss on disposal of property...........................                 25
     Changes in assets and liabilities:
       Accounts receivable..................................    (376)    (1,103)     (4,234)
       Unbilled revenues....................................               (857)     (1,465)
       Other assets.........................................     (69)      (322)     (1,350)
       Accounts payable.....................................      (3)       935       3,410
       Accrued liabilities..................................    (124)       925         556
       Deferred revenue.....................................     (83)       909       1,383
                                                              ------    -------    --------
          Net cash used in operating activities.............    (761)      (977)     (1,601)
                                                              ------    -------    --------
CASH USED IN INVESTING ACTIVITIES:
  Purchase of equipment.....................................    (274)      (132)     (1,838)
  Purchase of short-term investments........................                        (28,018)
  Maturities of short-term investments......................                         18,726
  Purchase of Kelly Information Systems, Inc................               (122)
                                                              ------    -------    --------
          Net cash used in investing activities.............    (274)      (254)    (11,130)
                                                              ------    -------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Series A convertible preferred
     stock..................................................   4,000         20
  Proceeds from issuance of Series B convertible preferred
     stock..................................................              9,223
  Proceeds from issuance of Series C convertible preferred
     stock..................................................                          2,852
  Proceeds from issuance of Series C convertible preferred
     stock warrants.........................................                  7
  Proceeds from issuance of common stock....................                  1         492
  Borrowings on notes payable...............................                            916
  Payments of notes payable.................................               (535)     (1,358)
  Net repayment of credit lines.............................     (73)
  Net repayment of notes payable due officers...............     (74)
  Payments on capital leases................................     (21)       (96)       (216)
                                                              ------    -------    --------
          Net cash provided by financing activities.........   3,832      8,620       2,686
                                                              ------    -------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............   2,797      7,389     (10,045)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............       8      2,805      10,194
                                                              ------    -------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $2,805    $10,194    $    149
                                                              ======    =======    ========
ADDITIONAL CASH FLOW INFORMATION:
  Cash paid for interest....................................  $   33    $    27    $    156
  Cash paid for income taxes................................       9          3          22
NONCASH FINANCING AND INVESTING ACTIVITIES:
  Equipment acquired under capital leases...................  $   11    $   641    $      9
  Convertible preferred stock subscribed....................                            595

                See accompanying notes to financial statements.

                             INTREPID SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

 1. SIGNIFICANT ACCOUNTING POLICIES

     Intrepid Systems, Inc. (the "Company") designs, develops, markets and supports high performance application software for the retail industry, and also provides implementation, consulting, training and development services (professional services) to its customers.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents represent funds held in money market accounts.

     Short-term Investments are classified as hold to maturity, with maturity dates occurring between January and June of the following year. At December 31, 1997 the aggregate fair value of investments was $9,380,000, representing unrealized holding gains of $88,000.

     Accounts Receivable and Major Customers -- The Company's customers are major retail companies located in the United States and Canada. At December 31, 1996 and 1997, the Company established an allowance for doubtful accounts of $487,000 and $230,000, respectively.

     Four major customers accounted for 95% of total revenues during 1995. Five major customers accounted for 53% of trade receivables as of December 31, 1996 and three major customers accounted for 46% of total revenues during 1996. Two major customers accounted for 74% of trade receivables outstanding as of December 31, 1997, and five major customers accounted for 60% of total revenues during 1997.

     Unbilled License and Service Fees include the balances of software license fees and professional services fees for products delivered and services performed which become billable by the Company with the passage of time in accordance with contractual terms.

     Property is stated at cost net of accumulated depreciation. Certain items of equipment acquired under capital leases have been capitalized and are reflected in the accompanying balance sheets as equipment and the obligations under capital leases. Depreciation of property, including assets acquired under capital leases, is computed on the straight-line method based on useful lives of three to five years.

     Asset Impairment -- Whenever events or changes in circumstances indicate that the carrying amount of its assets may not be recoverable, the Company, using its best estimates, based on reasonable and supportable assumptions and projections, reviews for impairment the carrying value of its long-lived identifiable assets and related intangibles to be held and used in the future.

     Income Taxes -- The Company uses the liability method to account for income taxes. Deferred tax assets and liabilities, net of valuation allowances, are recognized for the future tax consequences of temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities.

     Revenue Recognition -- The Company's revenues are derived from three main sources: (i) fees for the perpetual license of the Company's proprietary software products, (ii) revenue from professional services, and (iii) revenue from maintenance agreements for maintaining, supporting and providing periodic upgrades of the Company's software products. The Company designates a portion of the contractual license fee to the initial maintenance agreement bundled with the software license and recognizes the remainder as license fee revenue upon delivery of the software product to the customer. Revenues from initially bundled and subsequent separately priced maintenance agreements are recognized ratably over the term of the agreements. Professional service fees are recognized as the services are performed.

                             INTREPID SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

     Deferred Revenue results from cash collections and billed receivables for which revenue has not been recognized on software license and maintenance agreements.

     Deferred Rent -- The Company leases office space for its corporate headquarters. This lease includes scheduled base rent increases over the term. The total amount of base rent payments, including scheduled increases, is expensed on a straight-line method over the term of the lease. Deferred rent represents the excess of such amounts over actual cash payments.

     Research and Development Expenses -- Development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility is established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Historically product development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized.

     Stock-based Compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

     New Accounting Pronouncements -- In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operation segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

     In October of 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-2 Software Revenue Recognition. This statement provides guidance on applying generally accepted accounting principles in recognizing revenues on software transactions. This Statement is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company believes that the adoption of this statement will not have a material impact on its revenue recognition.

     Per Share Data -- Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares plus dilutive common equivalent shares outstanding during the period, however conversion of common equivalent shares would be anti-dilutive since the Company incurred operating losses for each of the three years ended December 31, 1997, and therefore the common equivalent shares of 2,850,000 in 1995, 7,540,000 in 1996 and 11,942,000 in 1997 have not been converted for the diluted computation.

     Reclassifications -- Certain prior year amounts have been reclassified to conform with current year classifications.

 2. ACQUISITION OF KELLY INFORMATION SYSTEMS, INC.

     On April 28, 1996 the Company purchased the assets of Kelly Information Systems, Inc., a decision support applications software company. The total acquisition cost was $2,626,000 comprised of 1,781,316

                             INTREPID SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

shares of the Company's common stock valued at $301,000, $165,000 in cash, $1,835,000 of short-term notes payable, $272,000 in assumed liabilities and $53,000 in direct costs and other costs related to the acquisition.

     The acquisition was accounted for as a purchase transaction. In connection with the acquisition, the Company allocated $497,000 to identifiable tangible assets (primarily accounts receivable and property), and wrote off $1,467,000 of purchased in-process research and development. The remaining $662,000 of the acquisition cost was allocated to goodwill and other intangible assets, which are being amortized over a five-year period. The $1,300,000 remaining in notes payable at December 31, 1996 was paid in January 1997.

     The amount of the purchase price allocated to in-process research and development, related primarily to one product, was charged to the Company's operations because technological feasibility had not been established and no alternative uses existed at the acquisition date. The Company continued research and development on this product until technological feasibility was established and the product released in November 1996.

 3. PROPERTY

     Property at December 31, 1996 and 1997 includes the following (in thousands):

                                                             1996      1997
                                                            ------    -------
Computer equipment........................................  $  567    $ 1,805
  Furniture and equipment.................................     115        538
  Equipment under capital leases..........................     680        689
  Leasehold improvements..................................      32        193
  Construction in progress................................                 16
                                                            ------    -------
          Total -- at cost................................   1,394      3,241
  Accumulated depreciation................................    (495)    (1,119)
                                                            ------    -------
  Property -- net.........................................  $  899    $ 2,122
                                                            ======    =======

     Property under capitalized leases had a net book value of $564,000 and $390,000 at December 31, 1996 and 1997, respectively.

 4. INCOME TAXES

     The Company's deferred tax balances at December 31, 1996 and 1997 are as follows (in thousands):

                                                              1996      1997
                                                             -------   -------
Deferred tax assets:
  Excess book amortization and depreciation over tax
     amortization and depreciation.........................  $   606   $   613
  Research and development credits.........................      425       875
  Net operating loss carryforwards.........................      370       434
  Reserves and accruals....................................      370       116
  Deferred revenue recognized for tax......................      232       594
                                                             -------   -------
          Total............................................    2,003     2,632
Valuation allowance........................................   (2,003)   (2,632)
                                                             -------   -------
  Deferred tax assets -- net...............................  $    --   $    --
                                                             =======   =======

     The Company established a valuation allowance of $2,003,000 and $2,632,000 at December 31, 1996 and 1997, respectively, due to the uncertainty of realizing future tax benefits from its net operating loss

                             INTREPID SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

carryforwards, tax credit carryforwards and other deferred tax assets; therefore, no tax benefit has been recorded. Income tax expense for the years ended December 31, 1995, 1996 and 1997 results from various state minimum tax payments.

     At December 31, 1996 and 1997, the Company had federal net operating loss carryforwards of $995,000 and $1,171,000, respectively, and research and development tax credits of $211,000 and $490,000, respectively, which expire in varying amounts from 2007 through 2013, state net operating loss carryforwards of $586,000 and $653,000, respectively, which expire in varying amounts from 1998 through 2003, and state research and development tax credits of $214,000 and $385,000, respectively, which have no expiration date.

     Internal Revenue Code Section 382 places a limitation (the "Section 382 Limitation") on the amount of taxable income which can generally be offset by net operating loss ("NOL") carryforwards after a change in control (generally greater than a 50% change in ownership) of a loss corporation. California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carryforwards in excess of the Section 382 Limitation. Due to these "changes in ownership" provisions, utilization of the NOL and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods.

 5. SHAREHOLDER'S EQUITY

     In December 1996 the Company issued 728,752 shares of Series B convertible preferred stock for $13.00 per share. Cash proceeds were $9,223,000, net of issuance costs of approximately $250,000. Each share of the Series B preferred stock is convertible at any time into four and one-half shares of common stock, subject to adjustment for certain anti-dilution provisions, and is automatically convertible into common stock upon a public offering of the Company's shares at a specified minimum share price and minimum gross proceeds or upon the consent of the holders of a majority of the shares outstanding. The Series B preferred stock has voting rights equivalent to the number of common shares into which each share is convertible, has a liquidation preference of $13.00 per share plus any declared but unpaid dividends, and has a noncumulative annual dividend preference of $1.30 per share.

     In connection with the issuance of the Series B convertible preferred stock, the Company also issued warrants to purchase 235,920 shares of Series C convertible preferred stock for $7,000. The warrants were exercisable through December 31, 1997 at a price of $17.18 per share and 200,634 were exercised as of that date for total proceeds of $3,447,000. Each share of the Series C preferred stock is convertible at any time into four and one-half shares of common stock, subject to adjustment for certain anti-dilution provisions, and is automatically convertible into common stock upon a public offering of the Company's shares at a specified minimum share price and minimum gross proceeds or upon the consent of the holders of a majority of the shares outstanding. The Series C preferred stock has voting rights equivalent to the number of common shares into which each share is convertible, has a liquidation preference of $17.21 per share plus any declared but unpaid dividends, and has a noncumulative annual dividend preference of $1.72 per share.

     In December 1995 the Company issued 522,876 shares of Series A convertible preferred stock and in January 1996 the Company issued an additional 2,614 shares for total proceeds of $4,020,000. Each share of the Series A preferred stock is convertible at any time into four and one-half shares of common stock, subject to adjustment for certain anti-dilution provisions, and is automatically convertible into common stock upon a public offering of the Company's shares at a specified minimum share price and minimum gross proceeds or upon the consent of the holders of a majority of the shares outstanding. The Series A preferred stock has voting rights equivalent to the number of common shares into which each share is convertible, has a liquidation preference of $7.65 per share plus any declared but unpaid dividends, and has a non-cumulative annual dividend preference of $.038 per share.

                             INTREPID SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

     In April 1996 the Company issued 171,000 shares of common stock under restricted stock grants to former employees of Kelly Information Systems, Inc. (see Note 2) who became employees of the Company. Subject to continued employment, the shares vest at a rate of 25% one year after the first day of employment by Kelly Information Systems, Inc., then 2.08% per month over a remaining three-year period. Shares issued are recorded at their fair market value as of the date of the grant, as determined by the Board of Directors, with a corresponding charge to shareholder's equity representing the unearned portion of the grant. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period, or upon termination. Compensation expense was $12,000 and $7,000 during 1996 and 1997, respectively.

     The stock subscription receivable represents the amount due to the Company from the sale of Series C preferred stock which payment had not been received at December 31, 1997. Such amount was received in January 1998.

 6. BORROWING ARRANGEMENTS

     At December 31, 1996, the Company had an $800,000 working capital line of credit which was committed through May 1997. Borrowings bore interest at the 30-day commercial paper rate plus 2.9%. The credit agreement provided that the line of credit be collateralized by the personal assets of an officer of the Company and the Company's trade receivables, and contained restrictions related to various matters, including the Company's ability to effect mergers or acquisitions without the lender's approval. The line of credit was not utilized during 1996 and there were no outstanding borrowings under the line of credit as of December 31, 1996.

     The Company has a $1,500,000 working capital line of credit which is committed through June 1998, and a $1,000,000 term loan facility which was available for financing equipment acquisitions through December 1997. Both the line of credit and the term loan facility bear interest at the lender's prime rate plus 0.5%, are collateralized by the general assets of the Company, and contain restrictions related to various matters, including the Company's ability to effect mergers or acquisitions without the lender's approval. The line of credit was not utilized during 1997, and there were no outstanding borrowings under the line of credit as of December 31, 1997. Borrowings under the term loan facility totaled $916,000 during 1997, and $858,000 remained outstanding at December 31, 1997.

     The terms of the credit agreements contain, among other things, requirements for maintaining quarterly profitability, a monthly quick ratio, and a monthly minimum liquidity coverage. At December 31, 1997, the Company was in technical default of certain covenant compliance requirements. The Company has received notification from the lender waiving these defaults.

 7. EMPLOYEE BENEFIT PLANS

     Under the Company's 1992 Stock Option Plan (the "Option Plan"), 3,187,500 shares of the Company's common stock have been made available for grant to certain employees. The exercise price of each option granted is 100% of fair market value on the date of the grant, as determined by the Board of Directors. Generally, the options vest and are exercisable at a rate of 25% at the end of the first year, then 2.08% per month over the remaining three year period. The term of each option is ten years. At December 31, 1995, 1996 and 1997, 413,514, 864 and 217,166 shares of common stock were reserved for future option grants, respectively.

                             INTREPID SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

     Stock option activity is as follows:

                                                                          WEIGHTED AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Outstanding, January 1, 1995
  (693,900 exercisable at a weighted average price of
     $0.0002)...............................................    918,000       $0.0002
Granted (weighted average fair value of $0.0000)............    807,300        0.0022
Cancelled...................................................    (18,000)       0.0022
                                                              ---------
Outstanding, December 31, 1995
  (1,204,689 exercisable at a weighted average price of
     $0.0007)...............................................  1,707,300        0.0011
Granted (weighted average fair value of $0.0447)............    468,000        0.1711
Exercised...................................................    (16,650)       0.0707
Cancelled...................................................    (55,350)       0.0365
                                                              ---------
Outstanding, December 31, 1996
  (1,419,401 exercisable at a weighted average price of
     $0.0023)...............................................  2,103,300        0.0375
Granted (weighted average fair value of $0.5281)............    953,700        2.0175
Exercised...................................................   (485,322)       0.0550
Cancelled...................................................   (120,001)       0.8099
                                                              ---------
Outstanding, December 31, 1997
  (1,338,335 exercisable at a weighted average price of
     $0.0795)...............................................  2,451,677       $0.7665
                                                              =========

     Additional information regarding options outstanding as of December 31, 1997 is as follows:

                  OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
-------------------------------------------------------   ----------------------
                                  AVERAGE      WEIGHTED                 WEIGHTED
                    NUMBER       REMAINING     AVERAGE      NUMBER      AVERAGE
    RANGE OF      OF OPTIONS    CONTRACTUAL    EXERCISE   OF OPTIONS    EXERCISE
EXERCISE PRICES   OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
---------------   -----------   ------------   --------   -----------   --------
$0.0002 - $0.171   1,580,177        6.28       $0.0414     1,276,626    $0.0189
  1.33 - 1.83        455,700        9.32        1.4027        61,709     1.3333
      2.67           382,950        9.75        2.6667
      4.67            32,850        9.87        4.6667
                   ---------        ----                   ---------
                   2,451,677        7.44                   1,338,335
                   =========        ====                   =========

     As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option arrangements.

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) requires the disclosure of pro forma net income had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 60 months following vesting; zero volatility; risk free interest rates of 6.7% in 1995, 6.3% in 1996 and 6.3% in 1997; and no dividends during the expected term. Forfeitures are recognized as they occur. If the computed fair values of the 1995, 1996 and 1997 awards had been amortized to expense over the vesting period of the

                             INTREPID SYSTEMS, INC.

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

awards, the Company's pro forma net loss for 1995, 1996 and 1997 would have been $234,000,$3,378,000 and $705,000, respectively.

     The Company has a 401(k) tax-deferred savings plan covering substantially all of its employees. Company matching contributions are optional under the plan, and no such contributions were made in 1995, 1996 and 1997.

 8. COMMITMENTS

     The Company leases, under operating leases, office space and computer equipment with varying expiration dates through 2002. The leases generally provide for minimum annual rentals and payment of taxes, insurance and maintenance costs and include renewal and escalation provisions. Rental expense for operating leases was $218,000, $462,000 and $887,000 for 1995, 1996 and
1997, respectively. The Company leases, under capital leases, computer equipment and office furniture and equipment with varying expiration dates through 2000.

     Future minimum lease payments under capital and non-cancelable operating leases at December 31, 1997 are as follows (in thousands):

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
1998........................................................   $254      $1,225
1999........................................................    162       1,260
2000........................................................     27       1,295
2001........................................................              1,259
2002........................................................              1,257
                                                               ----      ------
Total.......................................................    443      $6,296
                                                               ====      ======
Less amounts representing interest..........................    (35)
Present value of minimum lease obligations..................    408
Less current obligations....................................   (228)
                                                               ----
Long term obligations.......................................   $180
                                                               ====

 9. SUBSEQUENT EVENTS

     On January 29, 1998, the Company's board of directors authorized a three-for-two split of the Company's common shares, which was subsequently approved by the shareholders and filed with the State of California on May 1, 1998. All references to the number of shares and price per share of common stock in the financial statements have been adjusted to reflect the stock split on a retroactive basis.

                             INTREPID SYSTEMS, INC.

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 1998
                                 (IN THOUSANDS)

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  2,045
  Accounts receivable, net..................................     8,807
  Unbilled license and service fees.........................     1,484
  Other assets..............................................     1,993
                                                              --------
          Total current assets..............................    14,329
PROPERTY, NET...............................................     2,255
INTANGIBLE, NET.............................................       365
                                                              --------
TOTAL ASSETS................................................  $ 16,949
                                                              ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  4,543
  Accrued liabilities.......................................     1,370
  Accrued compensation and related expenses.................     1,145
  Deferred revenue..........................................     2,605
  Current portion of capital leases.........................       220
  Current portion of notes payable..........................       802
                                                              --------
          Total current liabilities.........................    10,685
DEFERRED RENT...............................................        89
LONG TERM CAPITAL LEASES....................................       129
                                                              --------
          Total liabilities.................................    10,903
                                                              --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Convertible preferred stock, no par value:
     Series A -- authorized, issued and outstanding, 525,490
      shares (aggregate liquidation preference,
      $4,020,000)...........................................     4,020
     Series B -- authorized 747,000 shares; issued and
      outstanding, 728,752 shares (aggregate liquidation
      preference, $9,474,000)...............................     9,223
     Series C -- authorized 241,820 shares; issued and
      outstanding 200,634 shares (aggregate liquidation
      preference $3,453,000)................................     3,454
  Common stock, no par value: authorized, 10,000,000 shares;
     issued and outstanding, 5,540,145 shares...............       930
  Accumulated deficit.......................................   (11,581)
                                                              --------
          Total shareholders' equity........................     6,046
                                                              --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $ 16,949
                                                              ========

           See accompanying notes to unaudited financial statements.

                             INTREPID SYSTEMS, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1997       1998
                                                              -------    -------
REVENUES:
  License fees..............................................  $ 2,393    $   882
  Service fees..............................................    1,928      1,908
                                                              -------    -------
          Total revenues....................................    4,321      2,790
                                                              -------    -------
OPERATING EXPENSES:
  Cost of license fees......................................      321        178
  Cost of service fees......................................    1,379      1,790
  Research and development..................................      947      4,712
  Sales and marketing.......................................    1,137      2,183
  General and administrative................................      404        850
                                                              -------    -------
          Total operating expenses..........................    4,188      9,713
                                                              -------    -------
INCOME (LOSS) FROM OPERATIONS...............................      133     (6,923)
INTEREST INCOME.............................................       58         93
INTEREST EXPENSE............................................       15         27
                                                              -------    -------
INCOME (LOSS) BEFORE INCOME TAXES...........................      176     (6,857)
INCOME TAX EXPENSE..........................................       12         12
                                                              -------    -------
NET INCOME (LOSS)...........................................  $   164    $(6,869)
                                                              =======    =======
BASIC INCOME (LOSS) PER SHARE...............................  $  0.04    $ (1.28)
                                                              =======    =======
SHARES USED IN BASIC PER SHARE COMPUTATION..................    4,363      5,379
DILUTED INCOME (LOSS) PER SHARE.............................  $  0.01    $ (1.28)
                                                              =======    =======
SHARES USED IN DILUTED PER SHARE COMPUTATION................   12,029      5,379

           See accompanying notes to unaudited financial statements.

                             INTREPID SYSTEMS, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 1997 AND 1998
                                 (IN THOUSANDS)

                                                               1997       1998
                                                              -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $   164    $(6,869)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................      138        287
     Restricted stock compensation..........................        2          2
     Changes in assets and liabilities:
       Accounts receivable..................................     (355)    (2,670)
       Unbilled revenues....................................       87        838
       Other assets.........................................       94       (184)
       Accounts payable.....................................       36         (6)
       Accrued liabilities..................................     (202)       730
       Deferred revenue.....................................      (83)       256
                                                              -------    -------
          Net cash used in operating activities.............     (119)    (7,616)
                                                              -------    -------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:
  Purchase of equipment.....................................     (370)      (374)
  Purchase of short-term investments........................   (6,904)
  Maturities of short-term investments......................               9,292
                                                              -------    -------
          Net cash provided by (used in) investing
           activities.......................................   (7,274)     8,918
                                                              -------    -------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
  Proceeds from issuance convertible preferred stock........                 595
  Proceeds from issuance of common stock....................                 114
  Payments of notes payable.................................   (1,300)       (56)
  Payments on capital leases................................      (52)       (59)
                                                              -------    -------
          Net cash provided by (used in) financing
           activities.......................................   (1,352)       594
                                                              -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............   (8,745)     1,896
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............   10,194        149
                                                              -------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 1,449    $ 2,045
                                                              =======    =======
ADDITIONAL CASH FLOW INFORMATION:
  Cash paid for interest....................................  $    15    $    27
  Cash paid for income taxes................................        2          3
NONCASH FINANCING AND INVESTING ACTIVITIES:
  Equipment acquired under capital leases...................  $     9

           See accompanying notes to unaudited financial statements.

                             INTREPID SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997 AND 1998

 1. BASIS OF PRESENTATION

     The consolidated financial statements as of March 31, 1998 and for the three-month periods ended March 31, 1997 and March 31, 1998 were prepared by Intrepid Systems, Inc. (the "Company") in accordance with generally accepted accounting principals. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of such interim financial statements. While the Company believes that the disclosures presented are adequate to make the information not misleading, these unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes related thereto included elsewhere herein.

     The results of operations for the three-month period ended March 31, 1998 are not necessarily indicative of results for the entire year. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In January 1998, the Company established a subsidiary, Intrepid Systems
(UK), Ltd., in the United Kingdom. This subsidiary is responsible for product marketing in the European region. The functional currency of the subsidiary is pounds sterling. There were no material foreign currency translation gains or losses recognized during the three-month period ended March 31, 1998.

     PER SHARE DATA -- Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares plus dilutive common equivalent shares outstanding during the period. However, since the Company incurred operating losses for the three-month period ended March 31, 1998, conversion of common equivalent shares would be anti-dilutive and therefore the common equivalent shares of 13,338,000 during that period have not been converted for the diluted computation.

 2. BORROWING ARRANGEMENTS

     The Company has a $1,500,000 working capital line of credit which is committed through June 1998, and a $1,000,000 term loan facility which was available for financing equipment acquisitions through December 1997. Both the line of credit and the term loan facility bear interest at the lender's prime rate plus 0.5%, are collateralized by the general assets of the Company, and contain restrictions related to various matters, including the Company's ability to effect mergers or acquisitions without the lender's approval. The line of credit was not utilized during the three months ended March 31, 1998, and there were no outstanding borrowings under the line of credit as of March 31, 1998. There were no borrowings under the term loan facility during the three months ended March 31, 1998, and $802,000 remained outstanding at March 31, 1998.

     The terms of the credit agreements contain, among other things, requirements for maintaining quarterly profitability, a monthly quick ratio, and a monthly minimum liquidity coverage. At March 31, 1998, the Company was in technical default of certain covenant compliance requirements and accordingly the outstanding balance has been recorded as current.

 3. SUBSEQUENT EVENTS

     On June 2, 1998 a total of 226,557 shares of Series B convertible preferred stock and 54,056 shares of Series C convertible preferred stock were converted to into a total of 1,262,759 common shares.

     On June 3, 1998 PeopleSoft, Inc. ("PeopleSoft") and the Company signed a binding agreement to merge the two companies. PeopleSoft will issue up to 1,372,745 shares of common stock to acquire all the outstanding capital stock of the Company in a transaction to be accounted for as a pooling of interests. The transaction is expected to close during the third quarter of 1998, subject to the satisfaction of customary closing conditions.

     On June 11, 1998, the Company entered into a Working Capital Line of Credit (the "Loan") with PeopleSoft, under which the Company may borrow up to $5,000,000 to fund its working capital and fixed asset requirements. If a permit is issued by the California Department of Corporations with respect to an exemption of the Loan from the usury laws under Section 25116 of the California Corporations Code the Loan will bear interest at the most recently established annual interest rate for two-year U.S. Treasury notes plus six hundred basis points. If a permit is not issued the Loan bears interest at the maximum allowable rate under applicable usury laws. All principal and accrued interest is due and payable on the earlier of June 30, 1999, a change of control of Intrepid or the closing of one or more sales of securities of Intrepid subsequent to the original date of the Loan. Under certain conditions, including the termination of the Merger Agreement, PeopleSoft may convert the Loan into Intrepid common shares representing up to 10% (11% if the Permit is not issued) of the outstanding equity securities of Intrepid immediately following such conversion. As of June 30, 1998, Intrepid had drawn $4,000,000 under the terms of the Loan.

     Intrepid has continued to experience losses from operations during the second quarter of 1998 of approximately $4,700,000. Intrepid's management believes that revenues for the second half of 1998 and the first half of 1999 should improve based on actions management has taken in the first half of 1998. Intrepid believes that the proceeds of the $5,000,000 loan from PeopleSoft made pursuant to the Loan Agreement between Intrepid and PeopleSoft, together with the funds generated from collections of existing receivables and ongoing software sales will be sufficient to meet Intrepid's future cash requirements at its current level of expenditures through June 30, 1999 if the Merger is not consummated. However, if revenue increases do not occur in accordance with management's expectations Intrepid could be required to obtain additional equity or debt financing to meet its working capital and fixed asset requirements as an independent entity, and there can be no assurance that such financing would be available to Intrepid on commercially reasonable terms or at all.

                                                                        ANNEX A



                              AMENDED AND RESTATED

                      AGREEMENT AND PLAN OF REORGANIZATION


                            DATED AS OF JUNE 9, 1998

                                  BY AND AMONG



                                PEOPLESOFT, INC.,

                             INTREPID SYSTEMS, INC.,

                                 RICHARD WHITE,

                            AS SECURITYHOLDER AGENT,

                                       AND

            STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.,

                                 AS ESCROW AGENT

                                TABLE OF CONTENTS


                                                                                          Page
                                                                                          ----

                                           ARTICLE I

                                          THE MERGER

1.1.   THE MERGER............................................................................1
1.2.   EFFECTIVE TIME........................................................................2
1.3.   EFFECT OF THE MERGER..................................................................2
1.4.   NUMBER OF SHARES TO BE ISSUED; EFFECT ON CAPITAL STOCK; TREATMENT OF STOCK OPTIONS....2
1.5.   ACCOUNTING TREATMENT..................................................................4
1.6.   DISSENTING SHARES.....................................................................4
1.7.   SURRENDER OF CERTIFICATES.............................................................5
1.8.   NO FURTHER OWNERSHIP RIGHTS IN COMPANY CAPITAL STOCK..................................6
1.9.   LOST, STOLEN OR DESTROYED CERTIFICATES................................................6
1.10.  TAX AND ACCOUNTING CONSEQUENCES.......................................................7
1.11.  TAKING OF NECESSARY ACTION; FURTHER ACTION............................................7

                                          ARTICLE II

                         REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1.   ORGANIZATION OF THE COMPANY...........................................................7
2.2.   COMPANY CAPITAL STRUCTURE.............................................................7
2.3.   SUBSIDIARIES..........................................................................8
2.4.   AUTHORITY.............................................................................8
2.5.   COMPANY FINANCIAL STATEMENTS..........................................................9
2.6.   NO UNDISCLOSED LIABILITIES...........................................................10
2.7.   NO CHANGES...........................................................................10
2.8.   TAX AND OTHER RETURNS AND REPORTS....................................................12
2.9.   RESTRICTIONS ON BUSINESS ACTIVITIES..................................................15
2.10.  TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES...............................16
2.11.  INTELLECTUAL PROPERTY................................................................16
2.12.  AGREEMENTS, SCHEDULED CONTRACTS AND COMMITMENTS......................................19
2.13.  INTERESTED PARTY TRANSACTIONS........................................................20
2.14.  COMPLIANCE WITH LAWS.................................................................21
2.15.  LITIGATION...........................................................................21
2.16.  INSURANCE............................................................................21
2.17.  MINUTE BOOKS.........................................................................21
2.18.  ENVIRONMENTAL MATTERS................................................................22
2.19.  BROKERS' AND FINDERS' FEES; THIRD PARTY EXPENSES.....................................22
2.20.  EMPLOYEE MATTERS AND BENEFIT PLANS...................................................22
2.21.  AFFILIATES...........................................................................26
2.22.  NON-COMPETITION, NON-SOLICITATION AND NON-HIRE AGREEMENTS............................27
2.23.  VOTING AGREEMENT AND PROXIES.........................................................27
2.24.  POOLING OF INTERESTS.................................................................27
2.25.  REPRESENTATIONS COMPLETE.............................................................27

                                          ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF PEOPLESOFT, INC.

3.1.   ORGANIZATION, STANDING AND POWER.....................................................27
3.2.   AUTHORITY............................................................................28
3.3.   CAPITAL STRUCTURE....................................................................28


                                                                                          Page
                                                                                          ----

3.4.   SEC DOCUMENTS; ACQUIROR FINANCIAL STATEMENTS.........................................28
3.5.   NO MATERIAL ADVERSE CHANGE...........................................................29
3.6.   LITIGATION...........................................................................29
3.7.   POOLING OF INTERESTS.................................................................29

                                          ARTICLE IV

                               CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1.   CONDUCT OF BUSINESS OF THE COMPANY...................................................29
4.2.   NO SOLICITATION......................................................................32

                                          ARTICLE V

                                   ADDITIONAL AGREEMENTS

5.1.   EMPLOYEE MATTERS.....................................................................32
5.2.   ACCESS TO INFORMATION................................................................34
5.3.   EXPENSES.............................................................................34
5.4.   PUBLIC DISCLOSURE....................................................................34
5.5.   CONSENTS.............................................................................34
5.6.   REASONABLE EFFORTS...................................................................35
5.7.   NOTIFICATION OF CERTAIN MATTERS......................................................35
5.8.   POOLING ACCOUNTING...................................................................36
5.9.   AFFILIATE AGREEMENTS.................................................................36
5.10.  ADDITIONAL DOCUMENTS AND FURTHER ASSURANCES..........................................36
5.11.  NASDAQ LISTING.......................................................................36
5.12.  BLUE SKY LAWS........................................................................36
5.13.  INDEMNIFICATION......................................................................37
5.14.  REGISTRATION STATEMENT ON FORM S-4; COMPANY SHAREHOLDER APPROVAL.....................37
5.15.  GRANT OF STOCK OPTIONS BY THE COMPANY................................................38
5.16.  RECEIVABLES..........................................................................38
5.17.  REGISTRATION RIGHTS..................................................................38
5.18.  CONFIDENTIALITY......................................................................40

                                          ARTICLE VI

                                   CONDITIONS TO THE MERGER

6.1.   CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER.........................41
6.2.   ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY..................................42
6.3.   ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF ACQUIROR.................................43

                                          ARTICLE VII

                       SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW

7.1.   INDEMNIFICATION/SURVIVAL OF REPRESENTATIONS AND WARRANTIES...........................45
7.2.   ESCROW ARRANGEMENTS..................................................................46
7.3.   SECURITYHOLDER AGENT.................................................................51
7.4.   EXCLUSIVE REMEDY.....................................................................52

                                          ARTICLE VIII

                                TERMINATION, AMENDMENT AND WAIVER

8.1.   TERMINATION..........................................................................52
8.2.   EFFECT OF TERMINATION................................................................53
8.3.   AMENDMENT............................................................................54
8.4.   EXTENSION; WAIVER....................................................................54


                                                                                          Page
                                                                                          ----

                                          ARTICLE IX

                                     GENERAL PROVISIONS

9.1.   NOTICES..............................................................................54
9.2.   INTERPRETATION.......................................................................56
9.3.   COUNTERPARTS.........................................................................56
9.4.   ENTIRE AGREEMENT; ASSIGNMENT.........................................................56
9.5.   SEVERABILITY.........................................................................56
9.6.   OTHER REMEDIES.......................................................................57
9.7.   GOVERNING LAW........................................................................57
9.8.   RULES OF CONSTRUCTION................................................................57
9.9.   SPECIFIC PERFORMANCE.................................................................57
9.10.  ESCROW AGENT AS PARTY................................................................57

                                    EXHIBITS


EXHIBIT                    DESCRIPTION
-------                    -----------

Exhibit A-1                Form of the Company Affiliate Agreement
Exhibit A-2                Form of Acquiror Affiliate Agreement
Exhibit B                  Form of  Legal Opinion of Counsel to Acquiror
Exhibit C                  Form of Legal Opinion of Counsel to the Company
Exhibit D                  Form of Non-competition, Non-solicitation and Non-Hire Agreement
Exhibit E                  Form of Voting Agreement and Proxy

                                    SCHEDULES


SCHEDULE          DESCRIPTION
--------          -----------

2.2(a)            Shareholder List
2.2(b)            Options, Warrants, Rights
2.3               Subsidiaries
2.4               Conflicts/Other Filings and Consents
2.5               Company Financials
2.6               Undisclosed Liabilities
2.7               Certain Transactions
2.8(b)            Certain Tax Matters
2.8(c)            Tax Elections and Returns
2.9               Restrictions on Business Activities
2.10(a)           Leases, Lessors, Lease Dates & Amendments
2.10(b)           Liens
2.11(b)           Software
2.11(c)           Certain Intellectual Property Rights
2.11(f)           Intellectual Property Assets
2.12(a)           Scheduled Contracts
2.12(b)           Contract Breach/Default
2.12(c)           Ownership Interest of Intellectual Property Assets
2.12(d)           Customer Surveys
2.13              Interested Party Transactions
2.15              Litigation
2.16              Insurance
2.20(b)           Employee Benefit Plans and Employees
2.20(d)           Employee Plan Compliance
2.20(g)           Post-Employment Obligations
2.20(j)           Employees with Visas
2.20(k)           Collective Bargaining Agreements
2.20(l)           Employment at Will
2.21              Company Affiliates
2.23              Shareholders
4.1               Disclosed Actions
5.15              Company Stock Option Grants
6.2(c)            Third Party Consents Required of Acquiror
6.2(f)            Acquiror Affiliates
6.3(c)            Third Party Consents Required of Company

                             INDEX OF DEFINED TERMS



Defined Term                                       Section Defined

"Acquiror"                                         Introduction

"Acquiror Common Stock"                            Recitals

"Acquiror Employee Plans"                          Section 5.1(b)

"Acquiror Financial Statements"                    Section 3.4

"Acquiror Indemnitees"                             Section 7.1(a)

"Affiliate"                                        Appendix A

"Anderson Consulting Amendment"                    Section 6.3(i)

"Applicable Law"                                   Appendix A

"Agreement"                                        Introduction

"Average Stock Price"                              Appendix A

"Balance Sheet"                                    Section 2.5

"Basket"                                           Section 7.2(a)

"Business Day"                                     Appendix A

"California Law"                                   Section 1.1

"Certificates"                                     Section 1.7(c)

"Certificate of Merger"                            Section 1.2

"Closing"                                          Section 1.2

"Closing Date"                                     Section 1.2

"Code"                                             Section 1.4(b)(1)

"Company"                                          Appendix A

"Company Capital Stock"                            Appendix A


"Company Common Stock"                             Appendix A

"Company Preferred Stock"                          Appendix A

"Company Employee Plan"                            Section 2.20(a)(iii)

"Company Financials"                               Section 2.5

"Company Indemnitees"                              Section 7.1(c)

"Company Option"                                   Section 1.4(b)(1)

"Continuing Employee"                              Section 5.1(b)

"Copyrights"                                       Section 2.11(a)(i)(3)

"Damages"                                          Appendix A

"Delaware Law"                                     Section 1.1

"Demand"                                           Section 7.2(f)(ii)

"Development Environments"                         Section 2.11(m)

"Disclosure Schedules"                             Section 2

"Dissenting Shares"                                Section 1.6(a)

"DofJ"                                             Section 5.5

"DOL"                                              Section 2.20(c)

"Edison Receivable"                                Section 2.5

"Effective Time"                                   Section 1.2

"Employee"                                         Section 2.20(a)(iv)

"Employee Agreement"                               Section 2.20(a)(v)

"Environmental Laws"                               Appendix A

"Environmental Liabilities"                        Appendix A

"ERISA"                                            Section 2.20(a)(ii)

"Escrow Agent"                                     Section 7.2(a)

"Escrow Amount"                                    Section 1.4(a)(3)(i)


"Escrow Fund"                                      Section 7.2(a)

"Escrow Period"                                    Section 7.2(b)

"Exchange Act"                                     Section 3.4

"Exchange Agent"                                   Section 1.7(a)

"Exchange Ratio"                                   Appendix A

"Expiration Date"                                  Section 7.1(c)

"FTC"                                              Section 5.5

"GAAP"                                             Appendix A

"Governmental Authority"                           Appendix A

"HSR Act"                                          Appendix A

"Hazardous Substance"                              Appendix A

"Holder"                                           Section 5.17(a)

"Incentive Plan"                                   Section 5.1(c)

"Intellectual Property Assets"                     Section 2.11(a)(ii)

"Intellectual Property Rights"                     Section 2.11(a)(i)

"IRS"                                              Section 2.20(a)(vi)

"ISOs"                                             Section 2.8(c)(xxiv)

"Key Employees"                                    Appendix A

"Knowledge"                                        Appendix A

"Liability"                                        Appendix A

"Lien"                                             Appendix A

"Marks"                                            Section 2.11(a)(i)(1)

"Material Adverse Change"                          Appendix A

"Materials"                                        Section 2.11(m)

"Merger"                                           Recitals


"MicroStrategy Amendment"                          Section 6.3(i)

"Multiemployer Plan"                               Section 2.20(a)(vii)

"New Shares"                                       Section 7.2(c)(ii)

"Noncompete Agreements"                            Section 2.22

"non-prevailing party"                             Section 7.2(g)(iii)

"Officer's Certificate"                            Section 7.2(d)(i)

"Option Plan"                                      Section 1.4(b)

"Other Management Employees"                       Appendix A

"Patents"                                          Section 2.11(a)(i)(2)

"Pension Plan"                                     Section 2.20(a)(viii)

"Person"                                           Appendix A

"Proceeding"                                       Appendix A

"Proxy Statement"                                  Section 5.14

"Purchase Merger"                                  Appendix A

"Registrable Securities"                           Section 5.17(a)

"Return"                                           Section 2.8(a)(ii)

"Returns"                                          Section 2.8(a)(ii)

"Right"                                            Section 1.4(a)(1)

"Rule 145"                                         Section 2.21

"S-4"                                              Section 5.14

"Scheduled Contract"                               Section 2.12(b)

"Section 1108 Certificates"                        Section 1.2.

"Securities Act"                                   Section 5.17(a)

"Series A Preferred Stock"                         Appendix A

"Series B Preferred Stock"                         Appendix A


"Series C Preferred Stock"                         Appendix A

"Shareholders"                                     Section 2.23

"SEC"                                              Section 3.4

"SEC Documents"                                    Section 3.4

"Securityholder Agent"                             Section 7.3(a)(i)

"Shareholder Vote"                                 Section 5.14(b)

"Software"                                         Section 2.11(b)

"Subsidiaries"                                     Appendix A

"Tax"                                              Section 2.8(a)(i)

"Taxes"                                            Section 2.8(a)(i)

"Technology"                                       Section 2.11(a)(i)(5)

"Third Party Expenses"                             Section 5.3

"Trade Secrets"                                    Section 2.11(a)(i)(4)

"Total Company Shares"                             Appendix A

"Total Outstanding Common Amount"                  Section 1.4(a)(3)(ii)

"Voting Agreement"                                 Section 2.23

"Welfare Plan"                                     Section 2.20(a)(ix)

"Woolworth Receivable"                             Section 2.5

            AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION

         This AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of June 9, 1998, by and among PeopleSoft, Inc., a Delaware corporation ("Acquiror"), Intrepid Systems, Inc., a California corporation, Richard White, as Securityholder Agent, and, with respect to Article VII only, State Street Bank and Trust Company of California, N.A. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Appendix A hereto, which is incorporated herein by this reference.

                                    RECITALS

         A. The Boards of Directors of the Company and Acquiror believe it is in the best interests of each company and their respective shareholders that Acquiror acquire the Company through the statutory merger of the Company with and into Acquiror (the "Merger") and, in furtherance thereof, have approved the Merger.

         B. Pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of Company Capital Stock shall be converted into the right to receive the Merger Share Amount (as defined below) of shares of Common Stock of Acquiror ("Acquiror Common Stock").

         C. A portion of the shares of Acquiror Common Stock to be issued by Acquiror in connection with the Merger shall be placed in escrow by Acquiror, the release of which shares shall be contingent upon certain events and conditions, all as set forth in Article VII hereof.

         D. The Company and Acquiror desire to make certain representations and warranties and other agreements in connection with the Merger.

         NOW, THEREFORE, in consideration of the foregoing recitals, the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                                   THE MERGER

         1.1. The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law ("Delaware Law") and the California Corporations Code ("California Law"), the Company shall be merged with and into Acquiror, the separate corporate existence of the Company shall cease, and Acquiror shall continue as the surviving corporation.







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

         1.2. Effective Time. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Merger (the "Closing") will take place as promptly as practicable, but no later than five (5) Business Days, following satisfaction or waiver of the conditions set forth in Article VI, at the offices of Gibson, Dunn & Crutcher LLP, San Francisco, California, unless another place or time is agreed to by Acquiror and the Company. The date upon which the Closing actually occurs is herein referred to as the "Closing Date". On the Closing Date, the parties hereto shall cause the Merger to be consummated by (i) executing and filing a Certificate of Merger (or like instrument) with the Secretary of State of the State of Delaware (the "Certificate of Merger"), in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the "Effective Time"), (ii) executing and filing with the Secretary of State of the State of California the certificates required by Section 1108 of California Law (the "Section 1108 Certificates"), and (iii) executing and filing such other documents as shall be necessary or appropriate to effect the Merger.

         1.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law and California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in Acquiror, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of Acquiror.

         1.4. Maximum Number of Shares to Be Issued; Effect on Capital Stock; Treatment of Stock Options.

                  (a) Maximum Number of Shares to Be Issued; Effect on Capital Stock. The number of shares of Acquiror Common Stock to be issued in exchange for and upon conversion of all outstanding Company Capital Stock shall equal the Merger Share Amount. Subject to the terms and conditions of this Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any shares of Company Capital Stock, the following shall occur:

                            (1) Conversion of Company Capital Stock. Each share
of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined and to the extent provided in Section 1.6(a)) will be canceled and extinguished and be converted automatically into the right to receive its portion of the Merger Share Amount in accordance with the liquidation preferences set forth in the Company's Articles of Incorporation, including with respect to each whole share of Acquiror Common Stock to be issued in exchange for and upon conversion of shares of Company Capital Stock, the right to receive one preferred share purchase right (a "Right") under Acquiror's Preferred Shares Rights Agreement, as amended.

                            (2) Fractional Shares. No fraction of a share of
Acquiror Common Stock will be issued, but in lieu thereof, each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall be entitled to receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Average Stock Price.

                            (3) Definitions.

                                      (i) Escrow Amount. Means ten percent (10%)
of the number of shares of Acquiror Common Stock issued under Section 1.4(a), which shares shall be delivered to the Escrow Agent and held in accordance with
Article VII.

                                      (ii) Total Outstanding Common Amount.
Means the aggregate number of shares of the Company Common Stock outstanding immediately prior to the Effective Time.

                  (b) Treatment of Options. At the Effective Time, all options to purchase shares of the Company's Common Stock then outstanding under the Intrepid Systems, Inc. 1992 Stock Option Plan, as amended (the "Option Plan"), or otherwise, shall be assumed by Acquiror in accordance with the provisions described below.

                            (1) At the Effective Time, each outstanding option
to purchase shares of the Company's Common Stock (a "Company Option") under the Option Plan or otherwise, whether vested or unvested, shall be, as a consequence of the Merger, assumed by Acquiror. Each Company Option so assumed under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Option Plan and/or as provided in the respective option agreements governing such Company Option immediately prior to the Effective Time, except that (i) such Company Option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Company Common Stock underlying such Company Option immediately prior to the Effective Time, and the Exchange Ratio, rounded to the nearest whole number of shares of Acquiror Common Stock, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Company Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent; provided, however, that Acquiror may make but is not required to make such adjustments to the number of shares of Acquiror Common Stock or the exercise price of such assumed Company Option, as Acquiror reasonably deems necessary, in order to prevent any such Company Option that is characterized by the Company as an "incentive stock option" immediately prior to Closing from failing to so qualify solely by reason of Sections 424(a)(1) or 424(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code").

                            (2) Promptly following the Effective Time, Acquiror
shall issue to each holder of an outstanding Company Option a document evidencing the foregoing assumption of such Company Option.

                  (c) Adjustments. The Merger Share Amount, Exchange Ratio, Vested Unexercised Share Amount and all other similar and related items shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time.

         1.5. Accounting Treatment. Notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger qualify for treatment as, and be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16. In connection therewith, (1) the Company shall use its best efforts to obtain the approval of this Agreement, the Merger and the transactions to be consummated in connection therewith, by ninety-nine and one-half percent (99.5%) of the outstanding shares of capital stock of the Company; and (2) the Company shall take no action, or omit to take action, the result of which action or omission would be for the Merger to fail to qualify for "pooling-of-interests" accounting treatment.

         1.6. Dissenting Shares.

                  (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has demanded and perfected appraisal or dissenters' rights for such shares in accordance with the applicable requirements of the Delaware Law or California Law, as applicable, and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("Dissenting Shares"), shall not be converted into or represent a right to receive Acquiror Common Stock pursuant to Sections 1.4 and 1.7, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law or California Law.

                  (b) Notwithstanding the provisions of subsection (a), if any holder of shares of Company Capital Stock who demands appraisal of such shares under Delaware Law or California Law shall at any time effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive Acquiror Common Stock and Rights as provided in Section 1.4, without interest thereon, upon surrender of the certificate representing such shares.

                  (c) The Company shall give Acquiror (i) prompt notice of any written demands for appraisal of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law or California Law and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Delaware Law or California Law. The Company shall not, except with the prior written consent of Acquiror, voluntarily make any payment with respect to any demands for appraisal of Company Capital Stock or offer to settle or settle any such demands.

         1.7. Surrender of Certificates.

                  (a) Exchange Agent. Prior to the Effective Time, Acquiror shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") in the Merger.

                  (b) Acquiror to Provide Common Stock. Promptly after the Effective Time, Acquiror shall make available to the Exchange Agent, for exchange in accordance with this Article I, the number of shares of Acquiror Common Stock equal to the Merger Share Amount; provided that, on behalf of the shareholders of the Company and pursuant to Section 7.2 of this Agreement, Acquiror shall withhold from such shares and deposit into the Escrow Fund (as defined in Article VII) the number of shares of Acquiror Common Stock equal to the Escrow Amount. The portion of the Escrow Amount deposited on behalf of each such shareholder shall be equal to ten percent (10%) of the aggregate number of shares of Acquiror Common Stock that such shareholder would otherwise be entitled to receive under Section 1.4.

                  (c) Exchange Procedures. Promptly after the Effective Time, Acquiror shall cause to be mailed to each holder of record of Company Capital Stock who, immediately prior to the Effective Time, held Company Capital Stock which at the Effective Time was converted into the right to receive shares of Acquiror Common Stock pursuant to Section 1.4, (i) a letter of transmittal (that shall specify that delivery of the certificates representing Company Capital Stock (the "Certificates") shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent) and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock (less the number of shares of Acquiror Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to Article VII), plus cash in lieu of fractional shares, all in accordance with
Section 1.4, and the Certificate so surrendered shall forthwith be canceled. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article VII hereof, Acquiror shall cause to be distributed to the Escrow Agent (as defined in Article VII) a certificate or certificates representing that number of shares of Acquiror Common Stock equal to the Escrow Amount, which shall be registered in the name of the Escrow Agent. Such shares shall be beneficially owned by the holders on whose behalf such shares were deposited in the Escrow Fund and shall be available to compensate Acquiror as provided in Article VII. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Company Capital Stock shall have been converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares, as provided for in Section 1.4.

                  (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate in the manner required above. Subject to Applicable Law, upon surrender of any such Certificate, the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor shall be paid, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid or, if declared but unpaid, on the payment date therefor with respect to such whole shares of Acquiror Common Stock.

                  (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

                  (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, Acquiror, the Company and the Escrow Agent shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

         1.8. No Further Ownership Rights in Company Capital Stock. The shares of Acquiror Common Stock into which Company Capital Stock is converted in accordance with the terms hereof (including any cash paid in respect thereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Stock, and there shall be no further registration of transfers on the records of Acquiror or the Company of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Acquiror for any reason, they shall be canceled and exchanged as provided in this Article I.

         1.9. Lost, Stolen or Destroyed Certificates. In the event any Certificates are lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock and cash for fractional shares, if any, as may be required pursuant to
Section 1.4; provided that, as a condition precedent to the issuance thereof, the owner of such lost, stolen or destroyed Certificates shall enter into an indemnification agreement satisfactory to Acquiror as indemnity against any claim that may be made against Acquiror or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

         1.10. Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code, (ii) unless a Purchase Merger shall have occurred, qualify for accounting treatment, and be treated, as a pooling of interests, and
(iii) if a Purchase Merger shall have occurred, be treated as a purchase for accounting purposes.

         1.11. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in Acquiror full right and title to and possession of all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Acquiror are hereby fully authorized in the name of Acquiror, the Company and otherwise to take all such lawful action.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Acquiror, subject to such exceptions as are clearly disclosed in the separate Disclosure Schedule of even date herewith ("Disclosure Schedules") as follows:

         2.1. Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would result in a Material Adverse Change on the Company. The Company has delivered a true and correct copy of its Articles of Incorporation and Bylaws, each as amended to date, to Acquiror.

         2.2. Company Capital Structure.

                  (a) The authorized capital stock of the Company (exclusive of its Subsidiaries) consists solely of (i) 10,000,000 shares of authorized Company Common Stock, 6,865,101 shares of which are issued and outstanding on the date hereof, and (ii) 1,514,310 shares of authorized preferred stock, of which (x) 525,490 shares of which have been authorized and designated as the Series A Preferred Stock, all of which are issued and outstanding on the date hereof, (y) 747,000 shares of which have been authorized and designated as the Series B Preferred Stock, 502,195 shares of which are issued and outstanding on the date hereof, (c) 241,820 shares of which have been authorized and designated as the Series C Preferred Stock, 146,578 shares of which are issued and outstanding on the date hereof, and (d) no other shares of which have been authorized or designated as a series or are issued and outstanding as of the date hereof. On the date hereof, the Company Common Stock, the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is held of record and beneficially by the persons, with the addresses of record and in the amounts with the corresponding certificate numbers set forth on Schedule 2.2(a). All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company, any agreement to which the Company is a party or by which it is bound or otherwise. None of the shares of Company Capital Stock is subject to any right of repurchase by the Company.

                  (b) Except as set forth on Schedule 2.2(b) and except as otherwise permitted by the terms of this Agreement, on the date hereof there are not outstanding, and on the Closing Date there will not be outstanding (i) any options, warrants or other rights to purchase from the Company any capital stock or other securities of the Company, (ii) any securities convertible into or exchangeable for shares of such capital stock or securities or (iii) any other commitments or rights of any kind for the Company to issue additional shares of capital stock, options, warrants or other securities. Such schedule sets forth a correct and complete list of each of the foregoing as of the date hereof, including the record and beneficial holder thereof, a description of the nature of such security, the amount of securities held, the exercise, conversion or exchange rights relating thereto, including a schedule of vesting, and the type and amount of securities into which such securities are exercisable, convertible or exchangeable. No Company Option shall accelerate solely as a consequence of the Merger or the other transactions contemplated by this Agreement.

         2.3. Subsidiaries. Except as set forth on Schedule 2.3, the Company has no Subsidiaries and does not have any ownership interest in any securities of any kind in any Person. Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Subsidiary has the corporate (or other equivalent) power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would result in a Material Adverse Change on such Subsidiary. The Company has delivered a true and correct copy of each Subsidiary's organizational documents, each as amended to date, to Acquiror.

         2.4. Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The vote required of the Company's shareholders to duly approve the Merger and this Agreement is that number of shares as would constitute a majority of the outstanding shares of each class of the Company Capital Stock. Other than obtaining the requisite shareholder vote, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. The Company's Board of Directors has unanimously approved the Merger, this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Schedule 2.4, the execution and delivery of this Agreement by the Company does not, and, as of the Effective Time, the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under (i) any provision of the Articles of Incorporation or Bylaws of the Company or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree or Applicable Law applicable to the Company or its properties or assets. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any court, administrative agency or commission or other Governmental Authority or any third party is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing with the Secretary of State of the State of California of the certificates required by Section 1108 of the California Law, (iii) the respective filings of the Company and Acquiror under the HSR Act, (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and (v) such other consents, waivers, authorizations, filings, approvals and registrations that are set forth on Schedule 2.4.

         2.5. Company Financial Statements; Woolworth Receivable. Schedule 2.5 sets forth the Company's audited balance sheet as of December 31, 1997 and the related unaudited statements of operations and cash flows for the year then ended and the Company's unaudited balance sheet as of March 31, 1998 (the "Balance Sheet") and the related unaudited statements of operations and cash flows for the three-month period then ended (collectively, all such financial statements are referred to as the "Company Financials"). The Company Financials are correct in all material respects and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other. The Company Financials present fairly the financial condition and operating results of the Company as of the dates and during the periods indicated therein, subject, in the case of the Balance Sheet and other Company Financials for the three month period ended March 31, 1998, to normal year-end adjustments, which will not be material in amount or significance for such period. The outstanding, uncollected balance, as of May 31, 1998, of the amounts due and payable by (i) Venator Group (formerly known as Woolworth), including all amounts owing or payable with respect to any sales Taxes, to the Company is Two Million Eight Hundred Sixteen Thousand Three Hundred Fifty Dollars ($2,816,350) (the "Woolworth Receivable"), and (ii) Edison Brothers, Inc. including all amounts owing or payable with respect to any sales Taxes, to the Company is Two Hundred Ninety Seven Thousand Nine Hundred Twenty One Dollars and Ninety Three Cents ($297,921.93) (the "Edison Receivable"). Each of the Woolworth Receivable and the Edison Receivable will be collected in full by December 31, 1998 or, pursuant to Section 7.1(a)(2), Acquiror shall be indemnified in full from the Escrow Fund for that portion that has not been collected.

         2.6. No Undisclosed Liabilities. Except as set forth in Schedule 2.6, the Company does not have any Liability in excess of Five Thousand Dollars ($5,000) that (i) has not been reflected in the Balance Sheet or (ii) has not arisen in the ordinary course of the Company's business since March 31, 1998, consistent with past practices. Except as disclosed in Schedule 2.6, no customer of the Company has a right of refund or set off from the Company.

         2.7. No Changes. Except as set forth in Schedule 2.7 and Schedule 2.12(a), since March 31, 1998, there has not been, occurred or arisen any:

                  (a) material transaction (other than the transactions contemplated by this Agreement) by the Company except in the ordinary course of business as conducted on that date and consistent with past practices;

                  (b) amendments or changes to the Articles of Incorporation or Bylaws of the Company;

                  (c) capital expenditure or commitment by the Company of Twenty-Five Thousand Dollars ($25,000) in any individual case or Seventy-Five Thousand Dollars ($75,000) in the aggregate;

                  (d) destruction of, damage to or loss of any asset, business or customer of the Company (whether or not covered by insurance) that resulted or could reasonably be expected to result in losses to the Company of more than Ten Thousand Dollars ($10,000);

                  (e) labor trouble or claim of wrongful discharge or other unlawful labor practice or action;

                  (f) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company;

                  (g) revaluation by the Company of any of its assets;

                  (h) declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its capital stock other than pursuant to the exercise of repurchase rights under stock option agreements;

                  (i) increase in the salary or other compensation payable or to become payable by the Company to any of its officers, directors, employees or advisors, or the declaration, payment or commitment or obligation of any kind for the payment, by the Company, of a bonus or other additional salary or compensation to any such person;

                  (j) sale, lease, license or other disposition of any of the assets or properties of the Company, except in the ordinary course of business as conducted on that date and consistent with past practices;

                  (k) amendment or termination of any Scheduled Contract (as defined in Section 2.12);

                  (l) loan by the Company to any person or entity, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices;

                  (m) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company, where such waiver, release, write-off or compromise involves an amount in excess of Five Thousand Dollars ($5,000);

                  (n) commencement or notice or threat of commencement of any Proceeding against or investigation of the Company or its affairs;

                  (o) notice of any claim of ownership by a third party of the Company's Intellectual Property Rights (as defined in Section 2.11 below) or of infringement by the Company of any third party's Intellectual Property Rights;

                  (p) issuance or sale by the Company of any of its shares of capital stock, or securities exchangeable, convertible or exercisable therefor, or of any other of its securities;

                  (q) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company;

                  (r) event or condition of any character, or group of the foregoing, that has or is reasonably likely to have a Material Adverse Change on the Company;

                  (s) mortgage, pledge, Lien, charge, security interest or any other encumbrance or restriction relating to any of the Company's property, business or assets, tangible or intangible;

                  (t) agreement to enter into a strategic alliance, including marketing or distribution arrangements or other similar arrangements, or grant of third party royalty rights or development agreements, or sub-licensing of any rights; or

                  (u) agreement by the Company to do any of the things described in the preceding clauses (a) through (t) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

The Company shall not be deemed to be in breach of the representations and warranties of this Section 2.7 for any matters arising after the date hereof so long as such matters are permitted by Section 4.1, and the Company provides Acquiror with written notice of all such matters at least three (3) Business Days prior to the Closing.

         2.8. Tax and Other Returns and Reports.

                  (a) For purposes of this Agreement:

                            (i) the term "Taxes" means (A) all federal, state,
local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, alternative minimum, excise, severance,



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stamp, occupation, premium, property, environmental, self-dealing, prohibited transactions, windfall or excess profits, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any Liability for payment of amounts described in clause (A) whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined or unitary or other similar group for any period, or otherwise through operation of Applicable Law and (C) any Liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and the term "Tax" means any one of the foregoing Taxes; and

                            (ii) the term "Returns" means all returns,
declarations, reports, statements and other documents filed or required to be filed in respect of Taxes; and the term "Return" means any one of the foregoing Returns.

                  (b) Schedule 2.8(b) sets forth a list of the taxable years of the Company for which examinations of income or franchise tax returns by the IRS and the state, local or foreign taxing authority have been completed, those years for which examinations by such agencies are presently being conducted, those years for which notice of pending or threatened examination or adjustment has been received. Except to the extent indicated in Schedule 2.8(b), all deficiencies asserted or assessments made as a result of any examinations by the IRS or state, local or foreign Tax authority have been fully paid, or are fully described in Schedule 2.8(b), are being contested in good faith and an adequate reserve therefor has been established and are fully reflected in the Balance Sheet. Except as described in Schedule 2.8(b), there are no Returns that are presently under examination with respect to Taxes, there are no proposed (whether oral or written) or final adjustments, assessments or deficiencies with respect to Taxes currently pending, and there are no outstanding notices of proposed or actual audit, examination or investigation with respect to Taxes.

                  (c) Except as described in Schedule 2.8(c):

                            (i) The Company has properly filed, or has had
properly filed on its behalf, on a timely basis, all Returns required to have been filed and all Taxes required to be shown thereon as due have been paid on a timely basis. All such Returns were, when filed, and continue to be, true, complete and correct in all material respects. No Liability for Taxes has been incurred, and no taxable income has been realized, by the Company since January 1, 1997 other than in the ordinary course of business. No director, officer or employee of the Company or any Affiliate or thereof having responsibility for Tax matters is in discussions with Tax authorities or has reason to believe that any Tax authority has valid grounds to claim or assess any additional Tax with respect to the Company materially in excess of the amounts shown on the Balance Sheet for the period ending on such date and amounts incurred in the ordinary course of business since that date;

                            (ii) The Company is not, and has not been at any
time, a member of an affiliated group as defined in Section 1504 of the Code. The Company has no Liability for Taxes of any other Person;

                            (iii) With respect to all amounts in respect of
Taxes and with respect to all taxable periods or portions of periods ending on or before the Closing, all applicable Tax laws and agreements have been fully complied with, and all amounts required to be paid by the Company to Tax authorities or others have been paid;

                            (iv) None of the Returns contains, or was required
to contain (in order to avoid the imposition of a penalty), a disclosure statement under Section 6662 (or any predecessor provision) of the Code, or any similar provision of state, local or foreign law, with respect to the income, gain, loss, deduction or credit of the Company;

                            (v) All amounts that were required to be collected
or withheld by or in respect of the Company in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly collected or withheld, and all amounts that were required to be remitted to any Governmental Authority by or in respect of the Company have been duly remitted;

                            (vi) The Company has not requested an extension of
time to file any Company Return not yet filed, and has not granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. No power of attorney with respect to Taxes is in force;

                            (vii) The Company has not taken any action not in
accordance with past practice that would have the effect of deferring any material Tax Liability of the Company from any taxable period or portion thereof ending on or before Closing to any subsequent taxable period or portion thereof;

                            (viii) There are no actual or deemed elections under
Section 338 of the Code, protective carryover basis elections, offset prohibition elections or similar elections applicable to the Company;

                            (ix) The Company is not required to include in its
income any adjustment pursuant to Sections 481 or 263A of the Code (or similar provisions of other Applicable Law) by reason of a change in accounting method or otherwise, following the Closing, and to Company's knowledge the IRS (or other Governmental Authority) has not proposed, and is not considering proposing, any such change in accounting method or other adjustment;

                            (x) There are no Liens for Taxes (other than for
current Taxes not yet due and payable) upon the assets of the Company;

                            (xi) The Company is not a party to any agreement,
contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, whether by reason of the Closing or otherwise;

                            (xii) The Company does not have and has not had a
permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country; the Company has not engaged in a trade or business within any foreign country;

                            (xiii) The Company is not party to any joint
venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income Tax purposes;

                            (xiv) The Company has never filed an election
pursuant to Section 1361 of the Code (or any similar provision for state or local tax purposes). The Company has not filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local or foreign income Tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local or foreign income Tax law) apply to any disposition of any asset owned by the Company;

                            (xv) The Company has not participated in an
international boycott within the meaning of Section 999 of the Code;

                            (xvi) The Company is not, and has not been, a party
to a Tax sharing agreement. The Company has no current or contingent contractual obligation to indemnify any Person with respect to Taxes, other than obligations to indemnify a lessor for property taxes, sales/use taxes or gross receipts taxes (but not income or franchise Taxes) imposed on lease payments arising from terms that are customary for leases of similar property;

                            (xvii) The Company is not a party to or bound by any
closing agreement, offer in compromise or other contractual or similar arrangement with any Tax Governmental Authority;

                            (xviii) No material election with respect to Taxes
incurred by the Company has been made from and after the date of this Agreement;

                            (xix) [Intentionally Omitted];

                            (xx) Schedule 2.8(c) sets forth, with respect to the
Company, as of December 31, 1997, the tax basis in its assets (by type), and the amount of any net operating loss, net capital loss, and unused tax credit carryovers (and type thereof), for federal and applicable state income tax purposes.

                            (xxi) The Company currently uses the accrual method
of accounting for United States federal and state income Tax purposes and has not changed to or from such method of accounting during the preceding five years;

                            (xxii) The Company has provided to representatives
of Acquiror copies of all federal and state income and franchise Returns for all taxable years beginning with the taxable year ended December 31, 1994, and other written correspondence, filed or submitted by the Company with or to the relevant Tax authorities in connection with any audit, examination or accounting method or tax year change, and has produced for Acquiror's inspection all sales Tax, use Tax, property Tax, and other Tax and information returns filed by the Company;



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

                            (xxiii) The Company is not, and has not been at any
time, a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code;

                            (xxiv) All outstanding options to acquire equity of
the Company that purport to be or were otherwise intended (when issued) to be treated as "incentive stock options" ("ISOs") within the meaning of Section 422 of the Code (and any predecessor provision and any similar provision applicable under state, local or other Tax law) were issued in compliance with such section. All such outstanding options currently qualify for treatment as ISOs, and are held by persons who are employees of the Company;

                            (xxv) None of the assets of the Company is property
that the Company is required to treat as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended; none of the assets of the Company directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code; none of the assets of the Company is "tax-exempt use property" within the meaning of Section 168(h) of the Code; and

                            (xxvi) The Company has not redeemed Company Capital
Stock or made an "extraordinary distribution" within the meaning of Treasury Regulation Section 1.368-1T(e)(1)(ii).

         2.9. Restrictions on Business Activities. Except as set forth on
Schedule 2.9, there is no agreement (noncompete or otherwise), judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company that has or is reasonably likely to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company. Without limiting the foregoing, the Company has not entered into any agreement under which the Company is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market.

         2.10. Title to Properties; Absence of Liens and Encumbrances.

                  (a) The Company owns no real property, nor has it ever owned any real property. Schedule 2.10(a) sets forth a list of all real property currently leased by the Company, the name of the lessor and the date of the lease and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a default). Complete and correct copies of such leases have been delivered to Acquiror.

                  (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its properties and assets, tangible and intangible (including Intellectual Property Assets), real, personal and mixed, used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financials except for Liens for Taxes not yet due and payable and such imperfections of title, if any, that do not materially interfere with the present value of the subject property or as may be reflected in Schedule 2.10(b).

         2.11. Intellectual Property.

                  (a) Certain Definitions.

                            (i) The term "Intellectual Property Rights" means
all United States and foreign:

                                    (1)      fictional business names, trade
                                             names, registered and unregistered
                                             trademarks and service marks, and
                                             applications therefor
                                             (collectively, "Marks");

                                    (2)      patents, patent rights and patent
                                             applications (collectively,
                                             "Patents");

                                    (3)      copyrights in both published works
                                             and unpublished works and all
                                             registrations and applications
                                             therefor (collectively,
                                             "Copyrights");

                                    (4)      know-how, trade secrets,
                                             confidential information and other
                                             proprietary information, including
                                             customer lists (collectively,
                                             "Trade Secrets"); and

                                    (5)      rights in and to any and all
                                             inventions, discoveries, concepts,
                                             ideas, drawings, designs,
                                             refinements, extensions,
                                             improvements, software (including
                                             object and source code), computer
                                             software programs or applications
                                             (in both source code and object
                                             code form), data, databases, mask
                                             works, know-how, research and
                                             development, techniques,
                                             modifications, and other
                                             proprietary and intellectual
                                             property rights (whether or not
                                             patentable or subject to copyright,
                                             mask work or trade secret
                                             protection) not included in the
                                             foregoing subparagraphs (2), (3) or
                                             (4) (collectively, "Technology").

                            (ii) The term "Intellectual Property Assets" means
all Intellectual Property Rights owned or licensed by the Company and used or usable in or necessary to the conduct of the Company's business and all further uses of the terms Marks, Patents, Copyrights, Trade Secrets and Technology in this Section shall mean Marks, Patents, Copyrights, Trade Secrets and Technology that are Intellectual Property Assets.

                  (b) Ownership of Software. The term "Software" means all of the Company's software, modules, design documents, flow charts and other related development documents, and all patents and copyrights to each of those items and specifically excluding those items prepared for customers in the operation of the Company's business for which the customer contractually has vested title. The Company's Software (excluding software that is available through commercial distributors or in consumer retail stores and are subject to

"shrink-wrap" agreements) is listed on Schedule 2.11(b) . The Company has not assigned, transferred or encumbered any of its rights to the Software.

                  (c) Certain Intellectual Property Assets. The Company does not own any Marks or Patents, except as set forth on Schedule 2.11(c).

                  (d) Copyrights. The Company is the owner of all right, title and interest in and to each of the Copyrights in the Software, free and clear of all Liens and other adverse claims. None of the Copyrights has been registered with the U.S. Copyright Office or, if foreign, with the appropriate foreign Governmental Authority.

                  (e) Trade Secrets. The Company has taken all reasonable precautions to protect the secrecy, confidentiality and value of all Trade Secrets relating to the Company's business.

                  (f) Intellectual Property Scheduled Contracts. Schedule 2.11(f) contains a complete and accurate list of all Scheduled Contracts relating to the Intellectual Property Assets to which the Company is a party or by which the Company is bound, except for any license for common publicly retailed software programs that are currently distributed with a value of less than Five Thousand Dollars ($5,000). There are no outstanding and, to the Company's knowledge, no threatened disputes or disagreements with respect to any such Scheduled Contract.

                  (g) Ownership of Intellectual Property Assets. The Company is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all Liens, and has the right to use without payment to a third party all of the Intellectual Property Assets.

                  (h) Employee Agreements. All employees and independent contractors of the Company involved with the development of products or the Software for the Company have executed written agreements with the Company that appropriately protect the Intellectual Property Assets. To the best knowledge of the Company, no employee of the Company has entered into any contract or other agreement with any Person (other than the Company) that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning the employee's work to anyone other than the Company.

                  (i) Infringement Generally. The Company is not, nor has it during the three (3) years preceding the date of this Agreement been, a party to any Proceeding, nor is any Proceeding threatened, that involves or involved a claim of infringement by the Company or any other Person of any Intellectual Property Asset. No Intellectual Property Asset of the Company is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or, in the case of any Intellectual Property

Asset licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company to any Person. To the Company's knowledge, its use of any Intellectual Property Assets does not conflict with, infringe upon or violate any Intellectual Property Right or other right of any Person.

                  (j) Use of Intellectual Property. The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property Assets that are used in the business of the Company as currently conducted.

                  (m) Software. The portion of the Software developed by the Company does not contain any Materials or Development Environments (each as defined below) that embody Intellectual Property Rights of any Person other than the Company, except for such Materials or Development Environments obtained by the Company from other Persons who make such Materials or Development Environments generally available to all interested purchasers or end-users on standard commercial terms, other than Intellectual Property Rights obtained from Acquiror. For purposes of this Agreement, (i) the term "Materials" means computer programming code (including both object code and source code versions thereof), databases, documentation (including user manuals and other written materials that relate to particular code or databases), and other materials useful for design (for example, logic manuals, flow charts, and principles of operation), and (ii) the term "Development Environments" means any device, programming, documentation, media and other objects, including compilers, "workbenches," tools, and higher-level or "proprietary" languages, used by the Company for the development, maintenance and implementation of the Materials, to the extent such objects may be necessary for any subsequent maintenance or enhancement of the same, similar or related Materials by Acquiror after the Closing or the comprehension by reasonably competent programmers of the operation of such Materials in their business context.

         2.12. Agreements, Scheduled Contracts and Commitments.

                  (a) Except as set forth on Schedule 2.12(a), the Company does not have, is not a party to nor is it bound by:

                            (i) any collective bargaining agreements;

                            (ii) any agreements or arrangements that contain any
severance pay or post-employment liabilities or obligations;

                            (iii) any bonus, deferred compensation, sales
compensation plan, pension, profit sharing or retirement plans, or any other employee benefit plans or arrangements or agreements to change any such plans whether written or oral;

                            (iv) any employment or consulting agreement with an
employee or individual consultant, or any consulting or sales agreement under which a firm or other organization provides services to the Company;

                            (v) any agreement or plan, including any stock
option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

                            (vi) any fidelity or surety bond or completion bond;

                            (vii) any lease of personal property having a value
individually in excess of Twenty-Five Thousand Dollars ($25,000);

                            (viii) any agreement of indemnification or guaranty
other than customary intellectual property indemnifications made in the ordinary course of business;

                            (ix) any agreement pursuant to which the Company has
granted or may grant in the future, to any party a source-code license or option or other right to use or acquire source-code, other than the license agreements for "Evolution" (which involve the source code) and "Decisionmaster" (where the source code is escrowed in certain circumstances);

                            (x) any agreement relating to capital expenditures
and involving future payments in excess of Twenty-Five Thousand Dollars
($25,000);

                            (xi) any agreement relating to the disposition or
acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company's business;

                            (xii) any mortgages, indentures, loans or credit
agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit, including guaranties referred to in clause (viii) of this Section 2.12;

                            (xiii) any purchase order or contract for the
purchase of raw materials or services involving Fifteen Thousand Dollars ($15,000) or more;

                            (xiv) any construction contracts;

                            (xv) any distribution, joint marketing or
development agreement;

                            (xvi) any other agreement that involves Twenty-Five
Thousand Dollars ($25,000) or more or is not cancelable without penalty within thirty (30) days; and

                            (xvii) each other material agreement or commitment,
whether written or oral; without in any way limiting the foregoing, Schedule 2.12(a) lists all agreements, amendments, supplements, addenda, modifications and side letters with Anderson Consulting or any of its affiliates.

The Company shall not be deemed to be in breach of the representations and warranties of this Section 2.12(a) for any matters arising after the date hereof so long as such matters are permitted by Section 4.1, and the Company provides Acquiror with written notice of all such matters at least three (3) Business Days prior to the Closing.

                  (b) Except for such alleged breaches, violations and defaults, and events that would constitute a breach, violation or default with the lapse of time, giving of notice, or both, as are all noted in Schedule 2.12(b), the Company has not in any material respect breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any agreement, contract or commitment required to be set forth on Schedule 2.9,
Schedule 2.12(a) or Schedule 2.11(f) (any such agreement, contract or commitment, regardless of whether it is set forth on such schedule, a "Scheduled Contract"). Each Scheduled Contract is in full force and effect and, except as otherwise disclosed in Schedule 2.12(b), is not subject to any default thereunder of which the Company has knowledge by any party obligated to the Company pursuant thereto.

                  (c) With respect to the consulting agreements of the Company listed on Schedule 2.12(a), (i) all of the agreements and understandings of the Company and each of the respective third parties are set forth in the copies of such agreements provided to Acquiror, (ii) there are no other agreements, written or oral, changing the rights or obligations of Acquiror thereunder and
(iii) except as set forth in Schedule 2.12(c), the Company has retained all rights to its Intellectual Property Assets related to such agreements and the third parties do not have any ownership interest, jointly or otherwise, in the Intellectual Property Assets.

                  (d) Schedule 2.12(d) contains a complete and correct list of the serial numbers of the customer surveys returned to the Company in connection with the surveys conducted by Pacific Consulting Group.

         2.13. Interested Party Transactions. Except as set forth on Schedule 2.13, to the Company's knowledge, no officer, director or Affiliate of the Company (nor any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an economic interest), has or has had, directly or indirectly, (i) an economic interest in any entity which furnished or sold, or furnishes or sells, services or products that the Company furnishes or sells, or proposes to furnish or sell, or (ii) an economic interest in any entity that purchases from or sells or furnishes to, the Company, any goods or services or (iii) a beneficial interest in any Scheduled Contract; provided, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an "economic interest in any entity" for purposes of this
Section 2.13.

         2.14. Compliance with Laws. The Company has complied in all material respects with, is not in any material respect in violation of, and has not received any notices of violation with respect to, any Applicable Law.

         2.15. Litigation. Except as set forth in Schedule 2.15, there is no Proceeding of any nature pending or to the Company's knowledge threatened against the Company, its properties or any of its officers, directors or employees, in their respective capacities as such. Except as set forth in
Schedule 2.15, to the Company's knowledge, there is no investigation pending or threatened against the Company, its properties or any of its officers, directors or employees by or before any Governmental Authority. Schedule 2.15 sets forth, with respect to any such pending or threatened Proceeding or investigation, the forum, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedy requested. No Governmental Authority has at any time challenged or questioned the legal right of the

Company to manufacture, offer or sell any of its products in the present manner or style thereof. There is no Proceeding pending, or as to which the Company has received any notice of assertion against the Company, that in any manner challenges or seeks, or reasonably could be expected, to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

         2.16. Insurance. Schedule 2.16 sets forth a list and description of each insurance policy currently in effect where the Company is the beneficiary. Such schedule lists the name of the insurer, policy coverage, coverage amounts and premiums payable. With respect to the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company, there is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). The Company has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies. The Company does not have any key-man life insurance policies or any other policies under which the Shareholders are beneficiaries, other than any policies set forth on Schedule
2.16 under which the Shareholders may be beneficiaries in their capacities as employees of the Company.

         2.17. Minute Books. The minute books of the Company made available to counsel for Acquiror are the only minute books of the Company and contain a reasonably accurate summary of all actions taken at meetings of directors (or committees thereof) and shareholders or actions by written consent since the time of incorporation of the Company.

         2.18. Environmental Matters.

                  (a) No approval, authorization, certificate, consent, license, order, permit and any other similar authorization of any Governmental Authority, or from any other Person, is required under any Environmental Laws applicable to the Company or any of its assets or operations. The Company is in compliance in all material respects with all limitations, restrictions, conditions, standards, requirements, schedules and time tables required or imposed under all Environmental Laws.

                  (b) There is no Proceeding, citation or notice of violation under any Environmental Law actually pending or, to the Company's knowledge, threatened, relating to the Company or any of its assets or operations.

                  (c) There are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans that may interfere with or prevent continued compliance with any Environmental Law by the Company, or that may give rise to any Environmental Liability to the Company or that otherwise may form the basis of any Proceeding, hearing, study or investigation relating to the Company or any of its assets or operations (1) under any Environmental Law, (2) based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release, of any Hazardous Substance, or (3) resulting from exposure to work place hazards. No survey, analysis or review relating to the Company and any of its assets or operations has been performed or prepared at any time by or for the Company, or of which the Company has a copy, that discuss or relate to any existing or potential Environmental Liability.

                  (d) The Company is not required or obligated to make any capital or other expenditure in excess of Ten Thousand Dollars ($10,000) to comply with any Environmental Law nor is there any reasonable basis on which any Governmental Authority would take any action that would require any such capital or other expenditure.

         2.19. Brokers' and Finders' Fees; Third Party Expenses. The Company has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

         2.20. Employee Matters and Benefit Plans.

                  (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.20(a)(i) below (such definition shall only apply to this Section 2.20), for purposes of this Agreement, the following terms shall have the meanings set forth below:

                            (i) "Affiliate" shall mean any other person or
entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

                            (ii) "ERISA" shall mean the Employee Retirement
Income Security Act of 1974, as amended;

                            (iii) "Company Employee Plan" shall refer to any
plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, written or unwritten, including each "employee benefit plan," within the meaning of Section 3(3) of ERISA that is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any "Employee" (as defined below), and pursuant to which the Company or any Affiliate has or may have any Liability contingent or otherwise;

                            (iv) "Employee" shall mean any current, former, or
retired employee, officer, or director of the Company or any Affiliate;

                            (v) "Employee Agreement" shall refer to each
management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant;



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

                            (vi) "IRS" shall mean the Internal Revenue Service;

                            (vii) "Multiemployer Plan" shall mean any "Pension
Plan" (as defined below) which is a "multiemployer plan", as defined in Section 3(37) of ERISA; and

                            (viii) "Pension Plan" shall refer to each Company
Employee Plan which is an "employee pension benefit plan", within the meaning of
Section 3(2) of ERISA.

                            (ix) "Welfare Plan" shall refer to each Company
Employee Plan which is a welfare plan as defined in ERISA Section 3(1).

                  (b) Schedule. Schedule 2.20(b) contains an accurate and complete list of each Company Employee Plan and each Employee Agreement, together with a schedule of all liabilities, whether or not accrued, under each such Company Employee Plan or Employee Agreement. The Company does not have any stated plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by Applicable Law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any Applicable Law or as required by this Agreement), or to enter into any additional Company Employee Plan or Employee Agreement.

                  (c) Documents. The Company has made available to Acquiror (i) correct and complete copies of all documents embodying or relating to each Company Employee Plan (including a written description of each Company Employee Plan which is not otherwise set forth in writing) and each Employee Agreement (or standard forms thereof which do not differ in any material respect from the final versions of such Employment Agreements) including all amendments thereto and any written communications provided to Employees in connection therewith;
(ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination letters and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any Company Employee Plan; (vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any Liability to the Company; and (viii) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

                  (d) Employee Plan Compliance. Except as set forth on Schedule 2.20(d), (i) the Company and its Affiliates have performed in all material respects all obligations required to be performed by it under each Company Employee Plan and each Company



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

Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all Applicable Laws, including ERISA and the Code; (ii) no "prohibited transaction", within the meaning of
Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iii) there are no Proceedings pending, or, to the Knowledge of the Company or its Affiliates, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (iv) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to the Company, Acquiror or any of its Affiliates (other than amounts accrued to be paid to the plan in the Company Financials and ordinary administration expenses incurred in a termination event); (v) there are no inquiries or Proceedings pending or, to the Knowledge of the Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; (vi) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 4975 through 4980 of the Code; and (vii) each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is and has always been so qualified and has received a favorable determination letter with respect to such status from the IRS, and no act or omission has occurred since the date of the most recent favorable determination issued with respect to a Company Employee Plan which resulted or is likely to result in the revocation of the Company Employee Plan's qualified status.

                  (e) Pension Plans. The Company and its Affiliates do not now, nor have they ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

                  (f) Multiemployer Plans. At no time have the Company or its Affiliates contributed to or been requested to contribute to any Multiemployer Plan.

                  (g) No Post-Employment Obligations. Except as set forth in
Schedule 2.20(g), no Company Employee Plan provides, or has any Liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, benefits the full cost of which are borne by Employees of the Company (or such Employees' beneficiaries or dependents), death or disability benefits under any of the Company Employee Plans, and life insurance benefits for any Employee who dies while in service with the Company. The Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

                  (h) Welfare Plans. With respect to any Welfare Plans maintained by the Company or its Affiliates, whether or not for the benefit of the Company's employees, the Company and its Affiliates have complied in all material respects with the provisions of Sections 4980B and 9801 of the Code.

                  (i) Effect of Transaction.

                            (i) The execution of this Agreement and the
consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

                            (ii) No payment or benefit which will or may be made
by the Company or Acquiror or any of their respective affiliates with respect to any Employee will be characterized as an "excess parachute payment", within the meaning of Section 280G(b)(1) of the Code.

                  (j) Employment Matters. The Company (i) is in compliance in all material respects with all Applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by Applicable Law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages, commissions, bonuses or any other type of compensation or any taxes or any penalty for failure to comply with any of the foregoing; (iv) is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice) and (v) is not liable for nor has been threatened with any claim for discrimination or sexual harassment.
Schedule 2.20(j) sets forth a complete and correct list of all employees holding visas issued by the United States, listing each such employee by name and type of visa. Except as set forth on Schedule 2.20(j), all other employees of the Company are citizens of the United States. With respect to the two immediately preceding sentences, the Company shall not be deemed to be in breach of such representations and warranties for any matters arising after the date hereof so long as such matters are permitted by Section 4.1, and the Company provides Acquiror with written notice of all such matters at least three (3) Business Days prior to the Closing.

                  (k) Labor. No work stoppage or labor strike against the Company is pending or, to the Knowledge of the Company, threatened. Except as set forth in Schedule 2.20(k), the Company is not involved in or, to the Knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in Liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a Liability to the Company. Except as set forth in Schedule 2.20(k), the Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

                  (l) Employment at Will. Except as set forth in Schedule 2.20(l), the Company is not bound by any agreement, nor has it taken or omitted to take any action, that restricts its ability to terminate the employment of any of its employees at any time without payment or other Liability.

         2.21. Affiliates. Schedule 2.21 sets forth those persons who, in the Company's reasonable judgment, are "affiliates" of the Company as such term is used in Rule 145 promulgated under the Securities Act ("Rule 145") and such other persons who Acquiror has requested. Each person who is an "affiliate" of the Company has delivered an executed Affiliate Agreement in the form of Exhibit A-1 that is in full force and effect and is enforceable in accordance with its terms against each such person.

         2.22. Non-competition, Non-solicitation and Non-hire Agreements. Each Key Employee and Other Management Employee has executed and delivered to Acquiror a Non-competition, Non-solicitation and Non-hire Agreement in substantially the form of Exhibit D (the "Noncompete Agreements") with a term of two years, in the case of Key Employees, and one year, in the case of Other Management Employees, and all of the Noncompete Agreements are in full force and effect and are enforceable in accordance with their terms against each Key Employee and each Other Management Employee, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies.

         2.23. Voting Agreement and Proxies. Each of the persons listed on
Schedule 2.23, all of whom are shareholders of the Company (the "Shareholders") has executed and delivered to Acquiror a Voting Agreement and Proxy in substantially the form of Exhibit E (the "Voting Agreement and Proxy"), and each Voting Agreement and Proxy is in full force and effect and is enforceable in accordance with its terms against each such Shareholder, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies.

         2.24. Pooling of Interests. Neither the Company, nor to its knowledge, any of its officers, directors, affiliates or stockholders, has taken any action that the Company believes would render the Company ineligible to participate in a transaction accounted for as a pooling-of-interests.

         2.25. Representations Complete. None of the representations or warranties made by the Company nor any statement made in any Schedule or certificate furnished by the Company pursuant to this Agreement, or furnished in or in connection with documents mailed or delivered to the shareholders in connection with soliciting their consent to this Agreement and the Merger, contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF PEOPLESOFT, INC.

         Acquiror represents and warrants to the Company as follows:

         3.1. Organization, Standing and Power. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquiror has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would result in a Material Adverse Change on Acquiror.

         3.2. Authority. Acquiror has all requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror. This Agreement has been duly executed and delivered by Acquiror and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Acquiror, enforceable in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by Acquiror does not, and, as of the Effective Time, the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree or Applicable Law applicable to Acquiror or its properties or assets that could reasonably be expected to have a Material Adverse Change on Acquiror. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other Governmental Authority or any third party is required by or with respect to Acquiror in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing with the Secretary of State of the State of California of the certificates required by Section 1108 of California Law, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

         3.3. Capital Structure.

                  (a) The authorized stock of Acquiror consists of 700,000,000 shares of Common Stock, of which 227,688,097 shares were issued and outstanding as of April 30,

1998, and 2,000,000 shares of Preferred Stock, none of which is issued or outstanding. All outstanding shares of Acquiror are duly authorized, validly issued, fully paid and nonassessable.

                  (b) The shares of Acquiror Common Stock to be issued pursuant to the Merger will be, upon issuance in accordance with this Agreement, duly authorized, validly issued, fully paid and non-assessable.

         3.4. SEC Documents; Acquiror Financial Statements. Acquiror has furnished or made available to the Company true and complete copies of all reports or registration statements filed by it with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act") for all periods ending on or subsequent to December 31, 1997, all in the form so filed (all of the foregoing being collectively referred to as the "SEC Documents"). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC. The financial statements of Acquiror, including the notes thereto, included in the SEC Documents (the "Acquiror Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) and present fairly the consolidated financial position of Acquiror at the dates thereof and of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal audit adjustments). There has been no change in Acquiror accounting policies except as described in the notes to the Acquiror Financial Statements.

         3.5. No Material Adverse Change. Since the date of the balance sheet included in Acquiror's most recently filed report on Form 10-Q, Acquiror has conducted its business in the ordinary course and there has not occurred: (a) any Material Adverse Change in Acquiror; or (b) any amendment or change in the Certificate of Incorporation or Bylaws of Acquiror.

         3.6. Litigation. There is no Proceeding pending, or as to which Acquiror has received any notice of assertion against Acquiror, that in any manner challenges or seeks, or reasonably could be expected, to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or reasonably could be expected, to result in a Material Adverse Change in Acquiror.

         3.7. Pooling of Interests. Neither Acquiror, nor to its knowledge, any of its officers, directors, affiliates or stockholders, has taken any action that Acquiror believes would render Acquiror ineligible to participate in a transaction accounted for as a pooling-of-interests.

                                   ARTICLE IV

                       CONDUCT PRIOR TO THE EFFECTIVE TIME

         4.1. Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees (except to the extent that Acquiror shall otherwise consent in writing, which consent will not be unreasonably withheld or delayed) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time. The Company shall promptly notify Acquiror of any Material Adverse Change related to the Company or its business. Except as expressly contemplated by this Agreement or disclosed in Schedule 4.1, the Company shall not, without the prior written consent of Acquiror, which consent will not be unreasonably withheld or delayed:

                  (a) Enter into any commitment or transaction (other than pursuant to or as contemplated by this Agreement) not in the ordinary course of business consistent with past practice.

                  (b) Transfer to any Person any rights to the Intellectual Property Rights, except in the ordinary course of business consistent with past practice;

                  (c) Enter into or amend any agreements pursuant to which any Person is granted marketing, distribution or similar rights of any type or scope or any third party royalty rights with respect to any products of the Company, or enter into or amend any strategic alliance, license or sub-license agreement, or joint development agreement;

                  (d) Amend or otherwise modify, except in the ordinary course of business consistent with past practice, any of the Scheduled Contracts;

                  (e) Violate the terms of any of the Scheduled Contracts in any material manner;

                  (f) Commence any litigation or any binding dispute resolution process (other than in respect of any breach of or claim arising under this Agreement);

                  (g) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, except repurchases of unvested shares in connection with terminations of employment in the ordinary course of business consistent with past practice;

                  (h) Issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire (including but not limited to Company Options), or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, except
(i) the issuance of Company Common Stock upon the exercise of Company Options, and (ii) the grant of Company Options to new hires in the ordinary course of business and in accordance with written guidelines approved by Acquiror;

                  (i) Cause or permit any amendments to its Articles of Incorporation or Bylaws;

                  (j) Acquire or agree to acquire by merging or consolidating with, or by purchasing any assets (other than assets, immaterial in amount, in the ordinary course of business consistent with past practice) or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets;

                  (k) Sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business;

                  (l) Incur any indebtedness for borrowed money other than from Acquiror or guarantee any such indebtedness or issue or sell any debt securities of the Company or guarantee any debt securities of others;

                  (m) Enter into or amend any employment agreements, oral or written, increase the compensation payable or to become payable by it to any of its officers, directors, or consultants over the amount payable as of March 31, 1998, or adopt or amend any employee benefit plan or arrangement (oral or written) (including any amendment to the Option Plan or the agreements thereunder), or increase the salaries or wage rates of its employees, except in the ordinary course of the Company consistent with past practice;

                  (n) Terminate the employment of any executive officer or vice president (including any Key Employee or Other Management Employee) or grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements or other legally binding commitments disclosed to Acquiror in writing outstanding on the date hereof;

                  (o) Revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business;

                  (p) Pay, discharge or satisfy, in an amount in excess of $50,000 (in any one case) or $100,000 (in the aggregate), any Liability, other than the payment, discharge or satisfaction in the ordinary course of business of Liabilities (1) reflected or reserved against in the Company Financial Statements (or the notes thereto) or
(2) that arose in the ordinary course of business consistent with past practice subsequent to March 31, 1998 and which are expenses not prohibited by the provisions of this Agreement;

                  (q) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

                  (r) Amend or otherwise take any action that would permit or cause any Company Option to accelerate in contemplation of or as a consequence of the Merger or the other transactions contemplated by this Agreement;

                  (s) Enter into or modify any new or existing agreements for the lease or purchase of real property; or

                  (t) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (s) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

         4.2. No Solicitation. Until the earlier of the Effective Time or the date of termination of this Agreement pursuant to the provisions of Section 8.1 hereof, the Company will not (nor will the Company permit any of the Company's officers, directors, employees, agents, representatives or Affiliates to) directly or indirectly, take any of the following actions with any party other than Acquiror and its designees: (a) solicit, conduct discussions with or engage in negotiations with any person, relating to the possible acquisition of the Company or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets, (b) provide information with respect to it to any Person, other than Acquiror, relating to the possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets, (c) enter into an agreement with any Person, other than Acquiror, providing for the acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets or (d) make or authorize any statement, recommendation or solicitation in support of any possible acquisition of the Company or any of its subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any portion of its or their capital stock or assets by any Person, other than by Acquiror. In addition to the foregoing, if the Company receives prior to the Effective Time or the termination of this Agreement any offer or proposal relating to any of the above, the Company shall promptly notify Acquiror thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Acquiror may reasonably request.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

         5.1. Employee Matters.

                  (a) Employees. The parties currently contemplate that substantially all employees of the Company will be offered employment with Acquiror on terms to be proposed by Acquiror, subject to execution of Acquiror's standard forms of offer letters and non-disclosure agreements. All such employees of the Company desirous of becoming employees of Acquiror will be subject to employment at the will of Acquiror. Employees who do not receive an offer of employment from Acquiror shall be eligible for the severance benefits agreed upon in writing by Acquiror and the Company; provided, however, that in order to be eligible for receipt of such severance benefits, each such employee must first execute a written release, in form and substance reasonably acceptable to Acquiror releasing Acquiror from all claims arising out of their employment with the Company or with Acquiror. Notwithstanding the foregoing, nothing contained herein shall be interpreted or construed to create a contract of employment between such employee and Acquiror.

                  (b) Eligibility for Acquiror Employee Plans. Upon the Closing, each of the employees of the Company who becomes an employee of Acquiror upon the Effective Time of the Merger ("Continuing Employee") shall cease to participate in or accrue benefits under the Company Employee Plans (except to the extent contemplated by Section 1.4(b) under the Option Plan) and shall be eligible to participate in the Acquiror employee benefit plans generally applicable to employees of Acquiror, and if the Acquiror determines to be appropriate, such enhanced plans appropriate to such employees position with Acquiror (the "Acquiror Employee Plans") in accordance with the terms of each such plan. For purposes of the Acquiror Employee Plans (with the exception of the Acquiror vision plan) the years of service of each Continuing Employee that were recognized by the Company as of the Effective Time of the Merger for a Company Employee Plan shall be recognized by Acquiror for purposes of each Acquiror Employee Plan that Acquiror determines to be a corresponding plan, in each case to the extent allowed under the provisions of each of the applicable Acquiror Employee Plans. Pursuant to the terms of Acquiror's 401(k) plan, any matching contributions by Acquiror under the 401(k) plan for any Continuing Employee shall be only with respect to such Continuing Employee's contributions after the Effective Time and not with respect to contributions made by the Continuing Employee to the Company's 401(k) plan prior to the Effective Time.

                  (c) Eligibility for Acquiror Incentive Compensation Plans. Acquiror shall take all actions necessary to cause all Continuing Employees whose date of hire by the Company is on or before April 1, 1998 to become eligible to participate in Acquiror's Employee Incentive Bonus (the "Incentive Plan") commencing on the July 1, 1998, October 1, 1998 or January 1, 1999, whichever date shall first occur after the Closing, and to cause all Continuing Employees whose date of hire by the Company is after April 1, 1998 to become eligible to participate in Acquiror's incentive compensation plan commencing on October 1, 1998 or January 1, 1999, whichever date shall first occur after the Closing. This



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Section 5.1(c) shall not apply with respect to any Continuing Employee who participates in any variable compensation plan of Acquiror other than the Incentive Plan.

                  (d) Company Employee Plans. At Acquiror's request, the Company shall take all necessary actions so that the Company Employee Plans are frozen or terminated immediately prior to the Closing Date.

         5.2. Access to Information. The Company shall afford to Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of the Company's properties, books, contracts, agreements and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by Applicable Law) of it as Acquiror may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. Acquiror shall provide the Company and the Shareholders copies of such publicly available information about Acquiror as the Company may reasonably request and shall provide the Company and the Shareholders with reasonable access to appropriate members of management in this regard.

         5.3. Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby ("Third Party Expenses"), shall be the obligation of the respective party incurring such fees and expenses; provided, however, that if the Merger is consummated, the Company shall use best efforts to cause its Third Party Expenses, and any Third Party Expenses incurred on behalf of any shareholders, not to exceed Two Hundred Fifty-Five Thousand Dollars ($255,000).

         5.4. Public Disclosure. Unless otherwise required by Applicable Law (including securities laws) or, as to Acquiror, by the rules and regulations of the Nasdaq National Market, prior to the Effective Time, Acquiror and the Company shall consult with each other before making any disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement or the transactions contemplated hereby, and no public announcement or press release regarding the subject matter of this Agreement or the transactions contemplated thereby shall be made by any party hereto unless approved by Acquiror and the Company prior to release, provided that such approval shall not be unreasonably withheld. Acquiror and the Company shall cooperate in good faith to prepare and agree upon any press release or other public announcement that either of them may determine is necessary or in its best interests.

         5.5. Consents. The Company on the one hand, and Acquiror, on the other hand, shall cooperate with one another in determining whether any action by or in respect of, or filing with, or notice, to any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement, and shall take all actions necessary or reasonably requested by the Company or Acquiror, as the case may be, in connection therewith. Without limiting the generality of the foregoing, the Company (including any "ultimate parent entity", as defined in the HSR Act), and Acquiror (including any "ultimate parent entity", as defined in the HSR Act) shall promptly prepare and make their respective filings and, unless this Agreement shall have been terminated in accordance with its terms, thereafter shall make all required or requested submissions, under the HSR Act or any analogous Applicable Law, if required. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish all information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers; provided, however, that the parties hereto shall cooperate with each other in connection with the making of all such filings, including, to the extent the following is permitted under Applicable Law, by (a) providing copies of all such documents to the non-filing parties and their advisors prior to filing and, if requested, to accept reasonable additions, deletions or changes suggested in connection therewith and (b) providing to each other party copies of all correspondence from and to any Governmental Authority in connection with any such filing. Notwithstanding the foregoing, neither the Company nor Acquiror (nor any of their respective Affiliates) shall be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of Justice (the "DofJ") or any other Governmental Authority in connection with the compliance with the HSR Act if such party, in the exercise of such entity's reasonable discretion, deems such request or requirement unduly burdensome. Without limiting the generality of the foregoing, neither the Company nor Acquiror (nor any of their respective Affiliates) shall be obligated to comply with any request by, or any requirement of, the FTC, the DofJ or any other Governmental Authority: (i) to publicly disclose information such party reasonably deems it in its best interests to keep confidential; (ii) to dispose of any assets or operations; or (iii) to comply with any restriction on the manner in which it conducts its operations.

         5.6. Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement and the satisfaction of the conditions herein; provided that Acquiror shall not be required to agree to any divestiture by Acquiror or the Company or any of Acquiror's Affiliates of shares of capital stock or of any business, assets or property of Acquiror or its Affiliates or the Company or its Affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

         5.7. Notification of Certain Matters. The Company shall give prompt notice to Acquiror, and Acquiror shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event or group of the foregoing, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company and Acquiror, respectively, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time except as contemplated by this Agreement (including the Disclosure Schedules) and (ii) any failure of the Company or Acquiror, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect any remedies available to the party receiving such notice.

         5.8. Pooling Accounting. Acquiror and the Company shall each use their best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Acquiror and the Company shall use its reasonable efforts to cause its respective employees, directors, shareholders and Affiliates not to take any action that would adversely affect the ability of Acquiror to account for the business combination to be effected by the Merger as a pooling of interests. Neither Acquiror nor the Company shall take any action, including the acceleration of vesting of any options, warrants, restricted stock or other rights to acquire shares of the capital stock of the Company, which reasonably would be expected to (i) interfere with Acquiror's ability to account for the Merger as a pooling of interests or (ii) jeopardize the nature of the Merger as a reorganization within the meaning of Section 368 of the Code. Notwithstanding the foregoing, no party to this Agreement shall be required to enter into any amendment, consent, waiver or modification of this Agreement in order to preserve the pooling of interests accounting treatment, or the status as a reorganization, of the Merger, and each party reserves the right to approve or disapprove any proposed amendment, consent, waiver or modification in its sole and absolute discretion.

         5.9. Affiliate Agreements.

                  (a) The Company shall provide to Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing
Schedule 2.21. Acquiror shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Acquiror Common Stock, consistent with the terms of the Affiliate Agreements.

                  (b) Acquiror shall provide to the Company such information and documents as the Company shall reasonably request for purposes of reviewing
Schedule 6.2(f).

         5.10. Additional Documents and Further Assurances. Each party hereto, at the request of any other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably requested for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

         5.11. Nasdaq Listing. Acquiror shall authorize for listing on the Nasdaq Stock Market the shares of Acquiror Common Stock to be issued, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

         5.12. Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Acquiror Common Stock pursuant hereto. The Company shall use its best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock pursuant hereto.

         5.13. Indemnification. Acquiror shall indemnify the officers and directors of the Company on the date hereof in accordance with the Articles of Incorporation and Bylaws of the Company as they are currently in effect for action or inaction by any such person prior to the Merger.

         5.14. Registration Statement on Form S-4; Company Shareholder Approval.

                  (a) Acquiror shall register the offer and sale of the shares of Acquiror Common Stock to be issued in the Merger pursuant to a Registration Statement on Form S-4 (the "S-4") filed with the SEC and including therein a proxy statement (the "Proxy Statement") to be sent to the Company's shareholders soliciting their consent to the Merger. The Company shall provide to Acquiror and its counsel for inclusion in the Proxy Statement of the S-4, in form and substance reasonably satisfactory to Acquiror and its counsel, such information concerning the Company, its operations, capitalization, technology, share ownership and other material as Acquiror or its counsel may reasonably request. Each of Acquiror and the Company shall use its reasonable best efforts to respond to any comments of the SEC to have the S-4 declared effective under the 1933 Act as promptly as practicable after such filing and to cause the Proxy Statement to be mailed to the Company's shareholders at the earliest practicable time. Each party will notify the other parties hereto promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendment or supplements to the S-4 or the Proxy Statement or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the S-4 or the Proxy Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the Proxy Statement and the S-4 Filing, Acquiror, or the Company, as the case may be, shall promptly inform the others of such occurrence and cooperate in filing with the SEC or its staff.

                  (b) As promptly as practicable after the execution of this Agreement and at such time as Acquiror may request so as not to interfere with the S-4 registration process, the Company shall submit this Agreement and the transactions contemplated hereby to its shareholders for approval and adoption as provided by California Law and its Articles of Incorporation and Bylaws (the "Shareholder Vote"). The Company shall use its best efforts to solicit and obtain the consent of its shareholders sufficient to approve the Merger and this Agreement and to enable the Closing to occur as promptly as practicable. The materials submitted to the Company's shareholders shall be subject to reasonable review and approval by Acquiror and include information regarding the Company, the terms of the Merger and this Agreement and the unanimous recommendation of the Board of Directors of the Company in favor of the Merger and this Agreement.

         5.15. Grant of Stock Options by the Company. Prior to the Effective Time, if a Purchase Merger shall have occurred, the Company shall grant to each person set forth on Schedule 5.15 hereto, in exchange for the cancellation of the Company Option described on such schedule, a new option to purchase an equivalent number of shares of Company Common Stock at an exercise price equal to the approximate fair market value per share of Company Common Stock.

         5.16 Receivables. The Company shall use all reasonable efforts to collect in full each of the Woolworth Receivable and the Edison prior to the Closing to the extent requested by Acquiror; provided, however, that nothing set forth herein shall affect Acquiror's right to indemnification under Article VII in the event either the Woolworth Receivable or the Edison Receivable is not collected in full by December 31, 1998. Notwithstanding the foregoing, Acquiror shall not settle or compromise the Woolworth Receivable for any amount less than the then outstanding amount owing thereon or the Edison Receivable for any amount less than the then outstanding amount owing thereon, in each case without the prior written approval of the Securityholder Agent.

         5.17 Registration Rights.

                  (a) In the event that Acquiror is unable to register on the S-4 all of the shares of Acquiror Common Stock to be issued pursuant to this Agreement, Acquiror shall use all reasonable efforts to cause any such shares not registered on the S-4 (the "Registrable Securities") to be registered under the Securities Act of 1933 (the "Securities Act") so as to permit the resale thereof, and in connection therewith shall use all reasonable efforts to prepare and file with the SEC within thirty (30) Business Days following the Closing Date and shall use all reasonable efforts to cause to become effective as soon as practicable thereafter, a registration statement on Form S-3 or on such other form as is then available under the Securities Act covering the Registrable Securities; provided, however, that each holder of Registrable Securities ("Holder") shall provide all such information and materials to Acquiror and take all such action as may be required in order to permit Acquiror to comply with all applicable requirements of the SEC and to obtain any desired acceleration of the effective date of such registration statement. Such provision of information and materials is a condition precedent to the obligations of Acquiror pursuant to this Section. Acquiror shall not be required to effect more than one (1) registration under this Section. The offering made pursuant to such registration shall not be underwritten.

                  (b) Notwithstanding Section 5.17(a), Acquiror shall be entitled to postpone the declaration of effectiveness of the registration statement prepared and filed pursuant to Section 5.17(a) for a reasonable period of time, but not in excess of sixty (60) calendar days after the applicable deadline, if the Board of Directors of Acquiror, acting in good faith, determines that there exists material nonpublic information about Acquiror that the Board of Directors does not wish to disclose in a registration statement, which information would otherwise be required by the Securities Act to be disclosed in the registration statement to be filed pursuant to Section 5.17(a) above.

                  (c) Subject to the limitations above, Acquiror shall (A) prepare and file with the SEC the registration statement in accordance with
Section 5.17(a) hereof with respect to the shares of Registrable Securities and shall use all reasonable efforts to cause such registration statement to become effective as promptly as practicable after filing and to keep such registration statement effective until one (1) year after the Effective Time; (B) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary, and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such registration statement until one (1) year after the Effective Time; (C) furnish to each Holder such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus) in conformity with the requirements of the Securities Act, and such other documents, as each Holder may reasonably request in order to effect the offering and sale of the shares of the Registrable Securities to be offered and sold, but only while Acquiror shall be required under the provisions hereof to cause the registration statement to remain current; and (D) use its commercially reasonable efforts to register or qualify the shares of the Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as each Holder shall reasonably request (provided that Acquiror shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction where it has not been qualified).

                  (d) Acquiror shall notify each Holder, (A) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to the registration statement or any post-effective amendment, when the same has become effective; (B) of any request by the SEC or any other federal or state governmental authority during the period of effectiveness of the registration statement for amendments or supplements to the registration statement or related prospectus or for additional information relating to the registration statement, (C) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by Acquiror of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (E) of the happening of any event which makes any statement made in the registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the registration statement or prospectus so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Acquiror may, upon the happening of any event of the kind described in clauses B, C, D, or E hereof or, that, in the judgment of Acquiror's Board of Directors, renders it advisable to suspend use of the prospectus for no more than forty-five (45) days in the aggregate in any 12 month period of time due to pending corporate developments, public filings with the SEC or similar events, suspend use of the prospectus on written notice to each Holder, in which case each Holder shall discontinue disposition of Registrable Securities covered by the registration statement or prospectus until copies of a supplemented or amended prospectus are distributed to the Holders or until the Holders are advised in writing by the Company that the use of the applicable prospectus may be resumed. Acquiror shall use its reasonable efforts to ensure that the use of the prospectus may be resumed as soon as practicable. Acquiror shall use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the securities for sale in any jurisdiction, at the earliest practicable moment. Acquiror shall, upon the occurrence of any event contemplated by clause E above, prepare a supplement or post-effective amendment to the registration statement or a supplement to the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (e) Prior to the filing of a registration statement, Acquiror and any Holder wishing to sell Registrable Securities pursuant to the registration statement shall enter into an agreement containing customary indemnification provisions with respect to misstatements or omissions of material fact contained in the registration statement.

                  (f) Acquiror shall pay all of the out-of-pocket expenses incurred, other than broker commissions or other similar fees, in connection with any registration of Registrable Securities pursuant to this Section 5.17, including, without limitation, all SEC, NASD and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of Acquiror's outside counsel and independent accountants.

         5.18 Confidentiality. Each party hereto shall maintain the confidential nature of, and shall not use in any way detrimental to any other party, including directly or indirectly in the conduct of such party's business, all confidential financial, technical, marketing, research, commercial or other information concerning the other parties hereto. In the event of the termination of this Agreement for any reason, upon written request of any party, each party receiving such request agrees to return to the requesting party any and all materials containing any such confidential information relating to such requesting party. The restrictions contained herein and in any Schedules and Exhibits hereto shall not apply to any information that (a) is or becomes generally available to the public other than as a result of a disclosure in violation of the provisions hereof, (b) is or becomes available to such party that has received such request on a non-confidential basis from a source other than the requesting party, (c) is independently derived by the party to whom such information was disclosed, or (d) is derived from information that is not confidential and does not contain any confidential information. In the event that any party hereto receives a request to disclose all or any part of any confidential information under the terms of a subpoena, order, civil investigative demand or similar process issued by a court of competent jurisdiction or by another Governmental Authority, such party agrees to: (i) immediately notify the party to whom such confidential information relates of the existence, terms and circumstances surrounding such request, (ii) consult with such party to whom the information relates on the advisability of taking legally available steps to resist or narrow such request and (iii) if disclosure of such information is required, furnish only that portion of the confidential information that, in the opinion of counsel to the party who has received the request, such party is legally compelled to disclose and advise the party to whom such confidential information relates as far in advance of such disclosure as possible so that such party to whom the confidential information relates may seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information. In any event, the party who receives the request shall not oppose actions by the party to whom the confidential information relates to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

         6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

                  (a) Closing Date. The Closing Date shall be on or before October 31, 1998.

                  (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect.

                  (c) Registration Statement Effective. The SEC shall have declared the S-4 Registration Statement effective. No stop order suspending the effectiveness of the S-4 Registration Statement or any part thereof shall have been issued, and no Proceeding for such purpose, and no similar Proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC, and all requests for additional information on the part of the SEC shall have been complied with to the reasonably satisfaction of the Company and Acquiror.

                  (d) Shareholder Approval. This Agreement and the Merger shall have been approved by the shareholders of the Company by the requisite votes under the California Law.

                  (e) HSR Filings. The applicable waiting period for the HSR Act shall have expired or been terminated or clearance from the applicable federal Governmental Authority shall have been received.

                  (f) Merger Filings. The Certificate of Merger shall have been accepted for filing by the Secretary of State of the State of Delaware and the
Section 1108 Certificates shall
have been accepted for filing by the Secretary of State of the State of California. The Merger shall be effective under the laws of the States of California and Delaware.

         6.2. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

                  (a) Representations and Warranties. The representations and warranties of Acquiror contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct in all material respects as of such date), as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized officer of Acquiror.

                  (b) Agreements and Covenants. Acquiror shall have performed or complied (which performance or compliance shall be subject to Acquiror's ability to cure as provided in Section 8.1(e) below) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized officer of Acquiror.

                  (c) Third Party Consents. The Company shall have been furnished with evidence satisfactory to it that Acquiror has obtained the consents, approvals and waivers set forth in Schedule 6.2(c).

                  (d) Legal Opinion. The Company shall have received a legal opinion from Gibson Dunn & Crutcher LLP, counsel to Acquiror, in substantially the form attached hereto as Exhibit B.

                  (e) Nasdaq Listing. The shares of Acquiror Common Stock to be issued to Shareholders pursuant to this Agreement shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

                  (f) Affiliates. Schedule 6.2(f) sets forth those persons who, in Acquiror's reasonable judgment, are "affiliates" of Acquiror within the meaning of Rule 145 and such other persons who the Company has requested. Each person who is an "affiliate" of Acquiror will have delivered an Affiliate Agreement in the form of Exhibit A-2 which will be in full force and effect and enforceable in accordance with its terms against each such person, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies.

                  (g) Additional Actions. Acquiror shall take such additional actions, including the execution of such additional documents, as shall be reasonably requested by the Company in connection with the consummation of the transactions contemplated by this Agreement.

         6.3. Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Acquiror:

                  (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except for changes contemplated by this Agreement (including the Disclosure Schedules) and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct in all material respects as of such date), with the same force and effect as if made on and as of the Closing Date, and Acquiror shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company; provided, however, that any representation or warranty that was complete and correct in all material respects as of the date hereof, but shall no longer be complete and correct in all material respects as of the Closing Date due to facts or circumstances occurring after the date hereof, shall be subject to the Company's ability to cure as provided in Section 8.1(d) below. Notwithstanding the foregoing, in the case of any failure to the foregoing condition to be satisfied as a result of facts and circumstances arising after the date hereof of which the Company has no knowledge on the date hereof, the foregoing condition shall be deemed to be satisfied unless the failure of any representation or warranty, or group of representations or warranties, to be correct would, in Acquiror's good faith judgment, materially have affected Acquiror's decision to enter into this Agreement on the date hereof if Acquiror had been aware of such facts and circumstances; provided, however, that nothing set forth in this sentence shall affect Acquiror's ability to seek indemnification under Article VII as a result of the failure of any such representation or warranty, or group of representations or warranties, to remain true and correct after the date hereof;

                  (b) Agreements and Covenants. The Company shall have performed or complied (which performance or compliance shall be subject to the Company's ability to cure as provided in Section 8.1(d) below) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Acquiror shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company;

                  (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers set forth in Schedule 6.3(c).

                  (d) Legal Opinion. Acquiror shall have received the legal opinions from Wilson, Sonsini, Goodrich & Rosati, legal counsel to the Company, in substantially the form attached hereto as Exhibit C.

                  (e) Material Adverse Change. There shall not have occurred any Material Adverse Change with respect to the Company after March 31, 1998, provided, however, that for the purposes of this Section 6.3(e), a Material Adverse Change shall not be deemed to have occurred if such change or effect was principally caused by, or as a result of, (1) the execution and delivery of this Agreement, (2) the failure of Acquiror to approve any action requested by the Company pursuant to Section 4.1 hereof, (3) operational changes approved in writing by Acquiror, or (4) employee attrition at the Company; provided, however, that the Company represents and warrants to Acquiror that it is not aware of any employee who intends to terminate his or her employment with Company as a result of the Merger.

                  (f) Dissenters' Rights. Holders of more than five percent (5%) of the Company Capital Stock shall not have exercised, nor shall they have any continued right to exercise, appraisal, dissenters' or similar rights under Applicable Law with respect to their shares by virtue of the Merger.

                  (g) Intentionally Omitted.

                  (h) Tax Certifications. Acquiror shall have received from the Company (A) a certification of non-foreign status described in Treasury Regulation Section 1.1445-2(b)(2)(i) and (B) a certification pursuant to Treasury Regulation Section 1.1445-2(c)(3)(i) that the Company Capital Stock is not a U.S. real property interest, in each case in form and substance reasonably satisfactory to Acquiror.

                  (i) Amendments to Agreements.

                            (1) On or before the date of the Shareholder Vote
required pursuant to Section 5.14(b), the Company shall have entered into (x) an amendment to that certain Value Added Reseller Agreement dated July 19, 1996 with MicroStrategy (the "MicroStrategy Amendment") containing such amendments as are requested or otherwise are acceptable to Acquiror, and (y) an amendment to that certain Alliance Agreement and that certain Letter Agreement, each dated March 2, 1998 with Anderson Consulting (the "Anderson Consulting Amendment") containing such amendments as are requested or otherwise are acceptable to Acquiror.

                            (2) If either of the conditions specified in Section
6.3(i)(1) is not satisfied on or before the date of the Shareholder Vote required pursuant to Section 5.14(b), the Acquiror may in its sole and absolute discretion either: (x) terminate this Agreement pursuant to Section 8.1(f), or
(y) proceed with the Merger, provided that in the event that Acquiror shall elect or proceed with the Merger: (I) if the condition set forth in Section 6.3(i)(1)(x) is not satisfied, each of the Pooling Merger Price and the Purchase Merger Price shall be reduced by Five Million Dollars ($5,000,000), (II) if the condition set forth in Section 6.3(i)(1)(y) is not satisfied, each of the Pooling Merger Price and the Purchase Merger Price shall be reduced by One Million Three Hundred Fifty Thousand Dollars ($1,350,000), and (III) if neither of the conditions set forth in Section 6.3(i)(1) is satisfied, each of the Pooling Merger Price and the Purchase Merger Price shall be reduced by Six Million Three Hundred Fifty Thousand Dollars ($6,350,000).

                  (j) Additional Actions. The Company shall take such additional actions, including the execution of such additional documents, as shall be reasonably requested by Acquiror in connection with the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE VII

               SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW

         7.1. Indemnification/Survival of Representations and Warranties.

                  (a) (1) From and after the Effective Time, Acquiror and each of its Affiliates, officers, employees, directors and representatives (collectively, the "Acquiror Indemnitees") shall be indemnified and held harmless by the shareholders of the Company, in accordance with this Article VII, in respect of any and all Damages reasonably and proximately incurred by any Acquiror Indemnitee as a result of any misrepresentation and/or breach of any representation, warranty, covenant or agreement made by the Company in this Agreement. From and after the Effective Time, the shareholders shall have no rights of contribution or otherwise from the Company (or Acquiror as the successor to the Company) with respect to any indemnification obligations such shareholders may have.

                            (2) Acquiror shall also be indemnified in full from
the Escrow Fund for the portions of the Woolworth Receivable and the Edison Receivable that have not been collected by December 31, 1998. Upon receipt of such indemnification in full (i) with respect to the Woolworth Receivable, the outstanding uncollected portion of the Woolworth Receivable shall be assigned by Acquiror to the Securityholder Agent for the benefit of the Company's shareholders, and (ii) with respect to the Edison Receivable, the outstanding uncollected portion of the Edison Receivable shall be assigned by Acquiror to the Securityholder Agent for the benefit of the Company's shareholders.

                  (b) From and after the Effective Time, the Company's shareholders and each of their Affiliates, officers, employees, directors and representatives (collectively, the "Company Indemnitees") shall be indemnified and held harmless by Acquiror in respect of any and all Damages reasonably and proximately incurred by any Company Indemnitee as a result of any misrepresentation and/or breach of any representation, warranty, covenant or agreement made by Acquiror in this Agreement.

                  (c) All of the representations and warranties in this Agreement shall survive the Merger and continue until 5:00 p.m., California time, on the date that is one year following the Closing Date (the "Expiration Date").

                  (d) Notwithstanding anything contained in this Article VII to the contrary, resort to the Escrow Fund shall be the sole and exclusive remedy after the Effective Time of the Acquiror Indemnitees for any Damages arising from any misrepresentations or breaches.

                  (e) The amount of any indemnification payment required to be made pursuant to Section 7.1(a) of this Agreement with respect to a particular claim for indemnification shall be reduced by: (1) the after-tax amount of insurance proceeds or recoveries from third parties actually received as a result of the events giving rise to such claim; provided that if such proceeds or recoveries will be (or are) received after the date on which such indemnification payment is due, such indemnification payment shall be paid when due from the Escrow Fund and, when such proceeds are received, the Acquiror Indemnitees shall pay to the Securityholder Agent the amount of such proceeds promptly following receipt, and (2) the amount of any tax savings actually realized by the Acquiror Indemnitees prior to the receipt of such indemnification payment, either in the form of a refund of taxes previously paid or a reduction in tax that otherwise would have become payable prior to such time (in each case net of the present value of any tax cost of the indemnification payment and any costs (including but not limited to professional fees) incurred in obtaining such savings). For purposes of this clause (2), tax savings shall only be taken into account to the extent they are not otherwise required to be paid to the Company Indemnitees and would not have arisen but for the event giving rise to the indemnification obligation.

         7.2. Escrow Arrangements.

                  (a) Escrow Fund. At the Effective Time, the Shareholders will be deemed to have received and deposited with the Escrow Agent (as defined below) the Escrow Amount (plus any additional shares as may be issued after the Effective Time with respect to the shares constituting the Escrow Amount upon any stock split, stock dividend or recapitalization effected by Acquiror after the Effective Time) without any act of any such Shareholder. As soon as practicable after the Effective Time, the Escrow Amount, without any act of any Shareholder, will be deposited by Acquiror with State Street Bank and Trust Company of California, N.A. (or other institution acceptable to Acquiror and the Securityholder Agent (as defined in Section 7.3 below)) as Escrow Agent (the "Escrow Agent"), such deposit to constitute an escrow fund (the "Escrow Fund") to be governed by the terms set forth herein. The establishment and maintenance of the Escrow Fund shall be at Acquiror's sole cost and expense. The Escrow Fund shall be available to compensate Acquiror Indemnitees for any Damages incurred by any Acquiror Indemnitee for which such indemnitee is entitled to indemnification under Section 7.1. Nothing herein shall limit the Liability of the Company for any breach of any representation, warranty or covenant if the Merger does not close. Except for breaches of Sections 5.3 and 5.18 and any indemnification to which Acquiror may be entitled under Section 7.1(a)(2), with respect to which the Basket (as defined below) shall not apply, the Acquiror Indemnitees may not receive any shares from the Escrow Fund unless and until Officer's Certificates (as defined in paragraph (d) below) identifying Damages, the aggregate amount of which exceed One Hundred Thousand Dollars ($100,000) (the "Basket"), have been delivered to the Escrow Agent as provided in paragraph
(e). If the aggregate amount of Damages for which indemnification is sought by the Acquiror Indemnitees exceeds the Basket, such Acquiror Indemnitees may recover from the Escrow Fund all of their Damages, including the amount of the Basket.

                  (b) Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., California time, on the Expiration Date (the "Escrow Period"); provided that the Escrow Period shall not terminate with respect to such amount (or any portion thereof) remaining in the Escrow Fund that is necessary in the reasonable judgment of Acquiror, subject to subsequent arbitration of the matter in the manner provided in Section 7.2(f) hereof, to satisfy any unsatisfied claims concerning facts and circumstances existing prior to the termination of such Escrow Period specified in any Officer's Certificate delivered to the Escrow Agent prior to termination of such Escrow Period. As soon as all such claims have been resolved and written notice of such resolution specified in an Officer's Certificate is received by the Escrow Agent, the Escrow Agent shall deliver to the Shareholders the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of Escrow Amounts to the Shareholders pursuant to this Section 7.2(b) shall be made in proportion to their respective original deposits to the Escrow Fund.

                  (c) Protection of Escrow Fund.

                            (i) The Escrow Agent shall hold and safeguard the
Escrow Fund during the Escrow Period, shall treat the Escrow Fund as a trust fund in accordance with the terms of this Agreement and not as the property of Acquiror and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

                            (ii) Any shares of Acquiror Common Stock or other
equity securities issued or distributed by Acquiror (including shares issued upon a stock split) ("New Shares") in respect of Acquiror Common Stock in the Escrow Fund that have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. New Shares issued in respect of shares of Acquiror Common Stock that have been released from the Escrow Fund shall not be added to the Escrow Fund but shall be distributed to the recordholders thereof. Cash dividends on Acquiror Common Stock shall not be added to the Escrow Fund but shall be distributed to the recordholders thereof.

                            (iii) Each shareholder shall have voting rights with
respect to the shares of Acquiror Common Stock deposited to the Escrow Fund by or on behalf of such shareholder (and on any voting securities added to the Escrow Fund in respect of such shares of Acquiror Common Stock) unless paid pursuant to an indemnification claim.

                  (d) Claims Upon Escrow Fund.

                            (i) Upon receipt by the Escrow Agent at any time on
or before the last day of the Escrow Period of a certificate signed by any officer of Acquiror (an "Officer's Certificate"): (A) stating that Acquiror has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Damages, and (B) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated Liability, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related, the Escrow Agent shall, subject to the provisions of Section 7.2(e) hereof, deliver to Acquiror out of the Escrow Fund, as promptly as practicable, shares of Acquiror Common Stock held in the Escrow Fund having a value, determined in accordance with Section 7.2(d)(ii), equal to the amount of such Damages.

                            (ii) For the purposes of determining the number of
shares of Acquiror Common Stock to be delivered to Acquiror out of the Escrow Fund pursuant to Section 7.2(d)(i) hereof, the shares of Acquiror Common Stock shall be valued at the unweighted arithmetic average of the daily closing prices of Acquiror's Common Stock reported on the Nasdaq National Market for the ten trading days on which Acquiror's Common Stock is traded immediately preceding the Closing Date. Acquiror shall certify such value in an Officer's Certificate and shall deliver such Officer's Certificate to the Escrow Agent and the Securityholder Agent.

                  (e) Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent as described in Section 7.2(d)(i), a duplicate copy of such Officer's Certificate shall be delivered to the Securityholder Agent (as defined in Section 7.3), and for a period of thirty
(30) days after such delivery the Escrow Agent shall make no delivery to Acquiror of any Escrow Amounts pursuant to Section 7.2(d) hereof unless the Escrow Agent shall have received written authorization from the Securityholder Agent to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of shares of Acquiror Common Stock from the Escrow Fund in accordance with Section 7.2(d) hereof, provided that no such payment or delivery may be made if the Securityholder Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period. The Securityholder Agent shall concurrently deliver a copy of such written statement to Acquiror.

                  (f) Resolution of Conflicts; Arbitration.

                            (i) In case the Securityholder Agent shall properly
object in writing to any claim or claims made in any Officer's Certificate, the Securityholder Agent and Acquiror shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Agent and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute shares of Acquiror Common Stock from the Escrow Fund in accordance with the terms thereof.

                            (ii) If no such agreement can be reached after good
faith negotiation, either Acquiror or the Securityholder Agent may, by written notice to the other (the "Demand"), demand arbitration of the matter unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Acquiror and the Securityholder Agent shall each select one arbitrator within fifteen (15) Business Days following the Demand, and the two arbitrators so selected shall select a third arbitrator within fifteen (15) Business Days thereafter, each of which arbitrators shall be independent. In the event that either Acquiror or the Securityholder Agent fails to appoint an arbitrator within the period prescribed, or such appointed arbitrators fail to appoint the third arbitrator within the period prescribed, any such arbitrators that have not been so appointed shall be appointed by the American Arbitration Association following written request of either Acquiror or the Securityholder Agent. The arbitrators shall set a limited time period (not to exceed 90 days) and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys fees and costs, to the same extent as a competent court of law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 7.2(e) hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrators.

                            (iii) Judgment upon any award rendered by the
arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Alameda County, California under the rules then in effect of the Judicial Arbitration and Mediation Services, Inc. For purposes of this Section 7.2(f), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the Non-Prevailing Party in the event that the arbitrators award Acquiror less than the sum of one-half (1/2) of the disputed amount; otherwise, the Shareholders, as represented by the Securityholder Agent, shall be deemed to be the "Non-Prevailing Party." The "Non-Prevailing Party" to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration, and the expenses, including reasonable attorneys' fees and costs, incurred by the other party to the arbitration.

                  (g) Escrow Agent's Duties.

                            (i) Acquiror and the Company acknowledge and agree
that the Escrow Agent (i) shall be obligated only for performance of such duties as are specifically set forth in this Agreement; (ii) shall not be obligated to take any legal or other action hereunder that might in its judgment involve any expense or Liability unless it shall have been furnished with acceptable indemnification; (iii) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for determining the accuracy thereof, and (iv) may consult counsel satisfactory to it, including house counsel, and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel.

                            (ii) Neither the Escrow Agent nor any of its
directors, officers or employees shall be liable to anyone for any action taken or omitted to be taken by it or any of its directors, officers or employees hereunder except in the case of gross negligence or willful misconduct. Acquiror and the Shareholders, jointly and severally, covenant and agree to indemnify the Escrow Agent and hold it harmless without limitation from and against any loss, Liability or expense of any nature incurred by the Escrow Agent arising out of or in connection with this Agreement or with the administration of its duties hereunder, including but not limited to legal fees and other costs and expenses of defending or preparing to defend against any claim or Liability in the premises, unless such loss, Liability or expense shall be caused by the Escrow Agent's willful misconduct or gross negligence. In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damages.

                            (iii) Acquiror and the Shareholders, jointly and
severally, agree to assume any and all obligations imposed now or hereafter by any applicable Tax law with respect to the payment of the Escrow Fund under this Agreement, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent on any such payment or other activities under this Agreement. Acquiror and the Shareholders undertake to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. Acquiror and the Shareholders, jointly and severally, agree to indemnify and hold the Escrow Agent harmless from any Liability on account of Taxes, assessments or other governmental charges, including the withholding or deduction or the failure to withhold or deduct same, and any Liability for failure to obtain proper certifications or to properly report to Governmental Authorities, to which the Escrow Agent may be or become subject in connection with or which arises out of this Agreement, including costs and expenses (including reasonable legal fees), interest and penalties. Notwithstanding the foregoing, no distributions will be made unless the Escrow Agent is supplied with an original, signed W-9 form or its equivalent prior to distribution.

                            (iv) The Escrow Agent shall have no more or less
responsibility or Liability on account of any action or omission of any book-entry depository or subescrow agent employed by the Escrow Agent than any such book-entry depository or subescrow agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository or subescrow agent was caused by the Escrow Agent's own willful misconduct, gross negligence or bad faith.

                            (v) Acquiror agrees to pay or reimburse the Escrow
Agent for any legal fees incurred in connection with the preparation of this Agreement and to pay the Escrow Agent's reasonable compensation for its normal services hereunder in accordance with Escrow Agent's standard charges, which may be subject to change on an annual basis. The Escrow Agent shall be entitled to reimbursement on demand for all expenses reasonably incurred in connection with the administration of the escrow created hereby which are in excess of its compensation for normal services hereunder, including payment of any legal fees incurred by the Escrow Agent in connection with resolution of any claim by any party hereunder.

                            (vi) The Escrow Agent may at any time resign as
Escrow Agent hereunder by giving thirty (30) days' prior written notice of resignation to Acquiror and the

Securityholder Agent. Prior to the effective date of the resignation as specified in such notice, Acquiror will issue to the Escrow Agent a written instruction authorizing redelivery of the Escrow Fund to a bank or trust company that it selects subject to the reasonable consent of the Securityholder Agent. Such bank or trust company shall have capital, surplus and undivided profits in excess of $50,000,000. If, however, Acquiror shall fail to name such a successor agent within forty-five (45) days after the notice of resignation from the Escrow Agent, the Securityholder Agent shall be entitled to name such successor Escrow Agent. If no successor Escrow Agent is named by Acquiror or the Securityholder Agent, the Escrow Agent may apply to a court of competent jurisdiction for appointment of a successor Escrow Agent. The provisions of paragraphs 7.2(j)(i) and (ii) shall survive the termination of this Agreement.

         7.3. Securityholder Agent.

                  (a) Securityholder Agent of the Shareholders; Power of
Attorney.

                            (i) Richard White shall serve as the initial agent
and attorney-in-fact (the "Securityholder Agent") for the shareholders to give and receive notices and communications, to authorize delivery to Acquiror of shares of Acquiror Common Stock from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Securityholder Agent for the accomplishment of the foregoing. Such agency may be changed from time to time by shareholders holding beneficial interests in the majority of the shares comprising the Escrow Fund upon not less than thirty (30) days prior written notice to Acquiror and the Escrow Agent. Any vacancy in the position of Securityholder Agent may be filled by approval of shareholders holding beneficial interests in the majority of the shares comprising the Escrow Fund. No bond shall be required of the Securityholder Agent, and the Securityholder Agent shall not receive compensation for his or her services. Notices or communications to or from the Securityholder Agent shall constitute notice to or from each of the shareholders.

                            (ii) The Securityholder Agent shall not be liable
for any act done or omitted hereunder as Securityholder Agent while acting in good faith. The shareholders on whose behalf the Escrow Amount was deposited to the Escrow Fund shall severally indemnify the Securityholder Agent and hold the Securityholder Agent harmless against any loss, Liability or expense incurred without bad faith on the part of the Securityholder Agent and arising out of or in connection with the acceptance or administration of the Securityholder Agent's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Securityholder Agent.

                  (b) Actions of the Securityholder Agent. A decision, act, consent or instruction of the Securityholder Agent shall constitute a decision, act, consent or instruction on behalf of all the shareholders and shall be final, binding and conclusive upon each shareholder, and the Escrow Agent and Acquiror may rely upon any such decision, act, consent or instruction of the Securityholder Agent as being the decision, act, consent or instruction of every such shareholder. The Escrow Agent and Acquiror are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Agent.

                  (c) Third-Party Claims. If Acquiror becomes aware of a third-party claim that Acquiror believes, in good faith, may result in a demand by it against the Escrow Fund, Acquiror shall notify the Securityholder Agent of such claim, and the Securityholder Agent, as representative for the shareholders, shall be entitled to participate in any defense of such claim. The reasonable costs of the defense of any third party action or claim incurred by Acquiror and the Securityholder Agent shall be paid from the Escrow Fund. Notwithstanding the immediately preceding sentence, Acquiror shall conduct such defense but shall not settle any such claim without the consent of the Securityholder Agent, such consent not to be unreasonably withheld; provided, however, that, if the consent of the Securityholder Agent is so obtained, such settlement of that portion of any such claim shall alone be determinative of the amount of the claim against the Escrow Fund, and neither the Securityholder Agent nor any person who has a beneficial interest in the Escrow Fund shall have any power or authority to object under any provision of this Article VII to the amount of any demand by Acquiror against the Escrow Fund with respect to such settlement.

         7.4. Exclusive Remedy. This Article VII sets forth the exclusive remedy of the Acquiror Indemnitees and the Company Indemnitees from and after the Effective Time for claims of breach of any representation or warranty in this Agreement, other than claims arising out of actual fraud or intentional misrepresentation.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

         8.1. Termination. Except as provided in Section 8.2 below, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) by mutual written consent of the Company and Acquiror;

                  (b) by Acquiror or the Company if: (i) the Closing has not occurred by October 31, 1998 (provided that the right to terminate this Agreement under this clause 8.1(b)(i) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before such date); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Authority that would make consummation of the Merger illegal;

                  (c) by Acquiror if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Authority that would: (i) prohibit Acquiror's or the Company's ownership or operation of any material portion of the business of the Company or (ii) compel Acquiror or the Company to dispose of or hold separate, as a result of the Merger, any material portion of the business or assets of the Company or Acquiror;

                  (d) by Acquiror if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 6.3(a) or 6.3(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by the Company within thirty
(30) days through the exercise of its commercially reasonable efforts, then for so long as the Company continues to exercise such commercially reasonable efforts Acquiror may not terminate this Agreement under this Section 8.1(d) unless such breach is not cured within thirty (30) days (but no cure period shall be required for a breach which by its nature cannot be cured);

                  (e) by the Company if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Acquiror and as a result of such breach the conditions set forth in
Section 6.2(a) or 6.2(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by Acquiror within thirty (30) days through the exercise of its commercially reasonable efforts, then for so long as Acquiror continues to exercise such commercially reasonable efforts the Company may not terminate this Agreement under this Section 8.1(e) unless such breach is not cured within thirty (30) days (but no cure period shall be required for a breach which by its nature cannot be cured); and

                  (f) by Acquiror, in its sole and absolute discretion, if the conditions set forth in Section 6.3(i) hereof are not satisfied.

         8.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Acquiror or the Company, or their respective officers, directors or shareholders under this Agreement, provided that each party hereto shall remain liable for any Damages arising out of any breaches of this Agreement prior to such termination or for the wrongful termination of this Agreement. Without limiting the generality of the foregoing, to the extent that any such termination results from the breach by any party hereto of any of its representations, warranties, or covenants set forth in this Agreement, the non-breaching party shall be entitled to receive from the breaching party all of its Third Party Expenses, any expenses incurred in connection with any dispute arising from such willful breach and any other Damages incurred as a result of such breach. Notwithstanding the foregoing, the provisions of Section 5.3, 5.20 and Article IX of this Agreement shall remain in full force and effect and survive any termination of this Agreement (but the arbitration provisions of Article VII shall not).

         8.3. Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding any provision of this Agreement to the contrary, no party to this Agreement shall be required to enter into any amendment, consent, waiver or modification of this

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Agreement in order to preserve the pooling of interests accounting treatment, or the tax free nature, of the Merger, and each party reserves the right to approve or disapprove any proposed amendment, consent, waiver or modification of this Agreement in its sole and absolute discretion.

         8.4. Extension; Waiver. At any time prior to the Effective Time, Acquiror, on the one hand, and the Company, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                               GENERAL PROVISIONS

         9.1. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (A) in the case of personal delivery or delivery by telecopier, on the date of such delivery, (B) in the case of a nationally-recognized overnight courier, on the next business day after the date when sent and (C) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

               (a) IF TO ACQUIROR OR, AFTER THE EFFECTIVE TIME, TO THE COMPANY, TO:

                        PeopleSoft, Inc.
                        4440 Rosewood Drive
                        Pleasanton, California  94588
                        Attention: Ronald E.F. Codd, Chief Financial Officer Telephone No.: (925) 694-7114
                        Facsimile No.:  (925) 694-7184

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                        with a copy to:

                        Gibson, Dunn & Crutcher LLP
                        One Montgomery Street
                        Suite 2600
                        San Francisco, California 94104
                        Attention:  Kenneth R. Lamb
                        Telephone No.:  (415) 393-8200
                        Facsimile No.:  (415) 986-5309

               (b)      IF TO THE COMPANY PRIOR TO THE EFFECTIVE TIME, TO:

                        Intrepid Systems, Inc.
                        1301 Harbor Bay Parkway
                        Alameda, California  94502
                        Attention:  Richard White, President
                        Telephone No.:  (510) 769-4887
                        Facsimile No.:  (510) 769-5128

                        with a copy to:
                        Wilson, Sonsini, Goodrich & Rosati
                        650 Page Mill Road
                        Palo Alto, California 94304-1050
                        Attention:  Michael J. Danaher
                        Telephone No.:  (650) 493-9300
                        Facsimile No.:  (650) 493-6811

               (c)      IF TO THE ESCROW AGENT, TO:

                        State Street Bank and Trust Company of California, N.A. 725 South Figueroa Street, Suite 3100
                        Los Angeles, California  90017
                        Attention:  Joni Frederick
                        Telephone No.:  (213) 362-7334
                        Facsimile No.:  (213) 362-7357

               (d)      IF TO THE SECURITYHOLDER AGENT, TO:

                        Richard White
                        150 Wellington Lane
                        Alamo, California  94507
                        Telephone No.:  (510) 274-0775
                        Facsimile No.:  (510) 937-5486

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                        with a copy to:

                        Wilson, Sonsini, Goodrich & Rosati
                        650 Page Mill Road
                        Palo Alto, California 94304-1050
                        Attention:  Michael J. Danaher
                        Telephone No.:  (650) 493-9300
                        Facsimile No.:  (650) 493-6811

         9.2. Interpretation. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "agreement" when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written, that is legally binding. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         9.3. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart.

         9.4. Entire Agreement; Assignment. This Agreement, the schedules and exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other Person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided, except that Acquiror may assign its rights but not delegate its obligations hereunder to a wholly-owned subsidiary of Acquiror.

         9.5. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         9.6. Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

         9.7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of California for such Persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process.

         9.8. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         9.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         9.10. Escrow Agent as Party. This Agreement shall be effective as among all of the parties hereto other than the Escrow Agent even if the Escrow Agent has not executed this Agreement. It is anticipated that the Escrow Agent may not execute this Agreement at the same time that the other parties execute this Agreement, and the parties agree to make such amendments to the provisions of
Article VII as the Escrow Agent reasonably may request to the extent that such changes do not materially affect the rights of the parties.

         IN WITNESS WHEREOF, Acquiror, the Company, Securityholder Agent and the Escrow Agent (as to Article VII only) have caused this Agreement to be signed by their duly authorized respective officers, all as of the date first written above.

PEOPLESOFT, INC.                            INTREPID SYSTEMS, INC.

BY: /s/ RONALD E.F. CODD                    BY: /s/ RICHARD WHITE
   -------------------------------             ---------------------------------
NAME:      RONALD E.F. CODD                 NAME:       RICHARD WHITE
TITLE:     SENIOR VICE PRESIDENT AND        TITLE:      PRESIDENT
           CHIEF FINANCIAL OFFICER

BY: /s/ ROBERT FINNELL                      BY: /s/ JON BOND
   -------------------------------             ---------------------------------
NAME:      ROBERT FINNELL                   NAME:        JON BOND
TITLE:     ASSISTANT SECRETARY              TITLE:       SECRETARY


SECURITYHOLDER AGENT


BY: /s/ RICHARD WHITE
   -------------------------------
NAME:      RICHARD WHITE

ESCROW AGENT

STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A.

BY:  /s/ Joni Frederick
   ----------------------
NAME:  Joni Frederick
TITLE: Assistant Vice President

                                   APPENDIX A

                                   DEFINITIONS

         The following terms, as used in the Agreement, have the following meanings:

         "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

         "Applicable Law" means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Authority existing as of the date hereof or as of the Closing Date applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

         "Average Stock Price" means $43.955.

         "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California are authorized or required by law to close.

         "Company" means Intrepid Systems, Inc. and each of its Subsidiaries.

         "Company Capital Stock" means, collectively, the Company Common Stock and the Company Preferred Stock.

         "Company Common Stock" means the series of the Company's capital stock designated as its Common Stock, no par value.

         "Company Preferred Stock" means, collectively, the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

         "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including
(y) interest on cash disbursements in respect of any of the foregoing at a rate per annum equal to the prime rate as published by Bank of America, NT&SA, compounded quarterly, from the later to occur of (i) ninety (90) days from the date of demand for payment hereunder, or (ii) the date each such cash disbursement is made until the Person incurring the same shall have been indemnified in respect thereof and (z) reasonable costs, fees and expenses of attorneys (including allocation costs of in house counsel), experts, accountants, appraisers, consultants, witnesses, investigators and any other agents of such Person.

         "Environmental Laws" means all Applicable Laws relating to the protection of human health, safety or the environment from Hazardous Substances including: (i) all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of Hazardous Substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature; and (ii) all requirements pertaining to the protection of the health and safety of employees or the public from exposure to Hazardous Substances.

         "Environmental Liabilities" means all Liabilities of a Person, whether such Liabilities are owed by such Person to Governmental Authorities, third parties or otherwise, whether presently in existence or arising hereafter, that arise under or relate to any Environmental Law.

         "Exchange Ratio" means the fraction of a share of Acquiror Common Stock issued in exchange for each share of Company Common Stock in the Merger.

         "GAAP" means generally accepted accounting principles.

         "Governmental Authority" means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

         "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

         "Hazardous Substance" means any chemical substance: (i) the presence of which requires investigation or remediation under any Environmental Law; (ii) which is defined as a "hazardous waste" or "hazardous substance" under any Environmental Law; (iii) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise hazardous and is regulated by any Governmental Authority having or asserting jurisdiction over the business or any assets of the Company; or (iv) without limitation, that contains gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs) or asbestos.

         "Key Employees" means Richard White, Jim Kelly and Brian Kelly.

         "Knowledge" or "knowledge" means (i) with respect to the Company, at any given date of determination, the knowledge of all executive officers, vice presidents and members of the Board of Directors, including all Key Employees and Other Management Employees of the Company, and (ii) with respect to Acquiror, at any given date of determination, the knowledge of any executive officer or director of Acquiror. For purposes hereof, a Person shall be deemed to have knowledge of the contents of all books and records with respect to which such Person has reasonable access and all facts and circumstances to which such Person reasonably should have been aware after due inquiry or was aware in the performance of such Person's duties as an employee, officer or director.

         "Liability" means, with respect to any Person, any liability or obligation of, or claims against, such Person of any kind, character or description, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

         "Lien" means, with respect to any asset, any mortgage, title defect or objection, lien, pledge, charge, easement, security interest, hypothecation, encumbrance, adverse claim or charge of any kind in respect of such asset.

         "Material Adverse Change" means, with respect to any entity, a change in, or effect on, the operations, affairs, prospects, financial condition, assets, Liabilities, reserves or any other aspect of such entity that results, or will result, in a material adverse effect on, or a material adverse change in, such entity or its operations. Any loss in net income for the Company for any quarter after the quarter ended March 31, 1998, shall not be deemed a Material Adverse Change in the Company unless such loss exceeds the Company's loss for the quarter ended March 31, 1998.

         "Merger Share Amount" means the difference between: (a) the Pooling Share Amount unless a Purchase Merger shall occur, in which case it shall mean the Purchase Share Amount and (b) the Vested Unexercised Share Amount.

         "Other Management Employees" means Lee Kunkle and Jack Harbaugh.

         "Person" means an individual, corporation, partnership, association, trust, limited liability company, limited liability partnership, estate or other entity or organization, including a Governmental Authority.

         "Pooling Merger Price" means $60,339,000 (Sixty Million, Three Hundred Thirty-Nine Thousand Dollars), as reduced by any applicable amounts under 6.3(i).

         "Pooling Share Amount" means the number of shares obtained by dividing the Pooling Merger Price by the Average Stock Price.

         "Proceeding" means any action, suit, hearing or arbitration, investigation or other proceeding (whether public or private).

         "Purchase Merger" means the occurrence of any of the following: (a) the failure of the Merger to qualify for treatment as, and to be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16 either because: (1) the Company failed to obtain the approval of this Agreement, the Merger and the transactions to be consummated in connection therewith, by the vote or votes of the outstanding class or classes of Company Capital Stock which are required to approve this Agreement, the Merger and the transactions to be consummated in connection therewith in order for the Merger to qualify for treatment as, and to be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16; or (2) of any action taken by the Company (or its Affiliates) or the omission by the

Company (or its Affiliates) to take any action regardless of whether Acquiror (or its Affiliates) had taken any action or omitted to take any action before or after the execution of this Agreement that results in the Merger failing to qualify for treatment as, and to be accounted for as, a pooling-of-interests under Accounting Principles Board Opinion No. 16 on or before the Closing Date; or (b) each of the Acquiror and the Company shall not have received letters from Ernst & Young LLP and Deloitte & Touche, LLP on the Closing Date regarding those firms' concurrence with the Acquiror management's and the Company management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement (except for those terms applicable solely to a Purchase Merger) other than solely as a result of any action or omission by Acquiror (or its Affiliates) after the date of this Agreement, other than any failure by Acquiror to amend, or waive any provision of this Agreement.

         "Purchase Merger Price" means $50,339,000 (Fifty Million, Three Hundred Thirty-Nine Thousand Dollars), as reduced by any applicable amounts under 6.3(i).

         "Purchase Share Amount" means the number of shares obtained by dividing the Purchase Merger Price by the Average Stock Price.

         "Series A Preferred Stock" means the series of the Company's capital stock designated as its Series A Preferred Stock.

         "Series B Preferred Stock" means the series of the Company's capital stock designated as its Series B Preferred Stock.

         "Series C Preferred Stock" means the series of the Company's capital stock designated as its Series C Preferred Stock.

         "Subsidiary" means a corporation, partnership, joint venture, limited liability company or other Person the majority of the shares of the capital stock or other equivalent ownership interests of which are directly or indirectly owned of record or beneficially by the Company, or any corporation, partnership, joint venture, limited liability company or other Person for which the Company has the ability to direct or control voting with respect to fifty percent (50%) or more of the capital stock or other equivalent ownership interests.

         "Vested Unexercised Options" means all options to purchase Company Common Stock, to the extent such options will have vested prior to August 1, 1998.

         "Vested Unexercised Share Amount" means the number of shares of Acquiror Common Stock that would be issued to holders of the Vested Unexercised Options (solely with respect to such Vested Unexercised Options) in connection with the Merger under Section 1.4(b)(1) (where the Merger Share Amount shall be deemed, for purposes of such calculation only, to mean the Pooling Share Amount unless a Purchase Merger shall occur, in which case it shall mean the Purchase Share Amount), on the assumption that all such Vested Unexercised Options had been exercised in full immediately prior to the Effective Time.

                                 SCHEDULE 6.2(f)

                               ACQUIROR AFFILIATES

Directors

David A. Duffield
Edgar F. Codd
George J. Still, Jr.
Albert W. Duffield
Cyril J. Yansouni
A. George "Skip" Battle


Officers and Other Affiliates

Al Castino
Aneel Bhusri
Robert D. Finnell
Steven Hill
Ken Morris
Margaret Taylor
Ronald E.F. Codd
James Bozzini

                                   EXHIBIT A-1

                             INTREPID SYSTEMS, INC.
                               AFFILIATE AGREEMENT

         This INTREPID SYSTEMS, INC. AFFILIATE AGREEMENT ("Agreement") is made and entered into as of June 3, 1998, between PeopleSoft, Inc., a Delaware corporation ("Acquiror"), and the undersigned affiliate ("Affiliate") of Intrepid Systems, Inc., a California corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

         WHEREAS, Acquiror, the Company and certain shareholders of the Company are concurrently herewith entering into an Agreement and Plan of Reorganization ("Merger Agreement") pursuant to which Acquiror would acquire the Company through the statutory merger of the Company with and into Acquiror (the "Merger"), and all of the issued and outstanding shares of capital stock of the Company ("Company Capital Stock") would be converted into the right to receive shares of Acquiror Capital Stock (the "Shares");

         WHEREAS, Affiliate would receive a portion of the Shares;

         WHEREAS, it is anticipated by the parties to the Merger Agreement that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

         WHEREAS, the execution and delivery of this Agreement by Affiliate is a material inducement to Acquiror to enter into the Merger Agreement; and

         WHEREAS, Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used: (i) for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Act of 1933, as amended (the "Act"); and (ii) in the Commission's Accounting Series Releases 130 and 135, as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an "affiliate" of the Company.

         NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

         1. Acknowledgments by Affiliate.

                  (a) Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein will be relied upon by Acquiror, the Company, and their respective affiliates (as defined in Rule 145 of the Rules and Regulations), counsel and accounting firms, and that substantial Damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and the Merger Agreement and has discussed the requirements of this Agreement with Affiliate's professional advisors, who are qualified to advise Affiliate with regard to such matters.

                  (b) Affiliate acknowledges and understands that, pursuant to the Merger Agreement, promptly following the Effective Time, Acquiror shall distribute Shares to the Company's shareholders pursuant to the Merger Agreement, and, after the Closing, as provided in the Merger Agreement the Escrow Agent may distribute to the Company's shareholders the Shares previously contributed to the Escrow Fund.

         2. Compliance with Rule 145 and the Act.

                  (a) Affiliate acknowledges that it has had an opportunity to discuss the business, affairs and current prospects of Acquiror with Acquiror's officers. Affiliate further acknowledges having had access to information about Acquiror that it has requested and has received copies of all reports and registration statements filed by Acquiror with the Commission for all periods subsequent to January 1, 1997. Affiliate has such knowledge and experience in financial and business matters that Affiliate is capable of evaluating the merits and risks of the acquisition of the Shares and the other transactions contemplated by the Merger. Affiliate acknowledges that Affiliate has the ability to bear the economic risks of its investment in Acquiror pursuant to the Merger.

                  (b) The Shares will be acquired for Affiliate's own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.

                  (c) Affiliate has been advised that (i) the issuance of shares of Acquiror Capital Stock in connection with the Merger is expected to be effected pursuant to a Registration Statement on Form S-4 under the Act and as such are not expected to be deemed "restricted securities" within the meaning of Rule 144 promulgated thereunder and resale of such shares will not be subject to any restrictions other than as set forth in Rule 145 of the Act unless otherwise transferred pursuant to an effective registration statement under the Act or an appropriate exemption from registration, (ii) Affiliate may be deemed to be an affiliate of the Company, (iii) no sale, transfer or other disposition by Affiliate of any Acquiror Capital Stock received by Affiliate will be registered under the Act. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Acquiror Capital Stock issued to Affiliate in the Merger unless
(i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Act, or (ii) Affiliate delivers to Acquiror a written opinion of counsel, reasonably acceptable to Acquiror in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                  (d) Acquiror will give stop transfer instructions to its transfer agent with respect to any Acquiror Capital Stock received by Affiliate pursuant to the Merger, and a legend will be placed on the certificates representing such Acquiror Capital Stock, or any substitutions therefor, stating in substance:

         "The shares represented by this certificate were issued in a transaction to which Rule 145 applies and may only be transferred in conformity with Rule 145(d) or in accordance with a written opinion of counsel, reasonably acceptable to the issuer in form and substance, that such transfer is exempt from registration under the Securities Act of 1933."

                  The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Acquiror shall so instruct its transfer agent, if Affiliate delivers to Acquiror (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Acquiror, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

         3. Covenants Related to Pooling of Interests. During the period beginning from the earlier of the date hereof or 30 days prior to the Effective Time of the Merger and ending on the second complete day after the day that Acquiror publicly announces financial results covering at least 30 days of combined operations of Acquiror and the Company, Affiliate will not sell, exchange, transfer, pledge, distribute, or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to, or enter into any similar transaction (through derivatives or otherwise) intended or having the effect, directly or indirectly, of reducing its risk relative to any Acquiror Common Stock received by Affiliate in connection with the Merger. Acquiror may, at its discretion, cause a restrictive legend to the foregoing effect to be placed on Acquiror Capital Stock certificates issued to Affiliate in the Merger and place a stock transfer notice consistent with the foregoing with its transfer agent with respect to the certificates. Notwithstanding the foregoing, Affiliate will not be prohibited by the foregoing from selling or disposing of shares so long as such sale or disposition is in accordance with the "de minimis" test set forth in Commission Staff Accounting Bulletin No. 76 and so long as Affiliate has obtained Acquiror's prior written approval for such sale or disposition.

         4. Representations, Warranties and Covenants Related to Tax Effects of the Merger. Affiliate's intention is to treat the Merger as a "reorganization" described in Section 368 of the Code. One condition to the qualification of the Merger as a reorganization is that, in substance, a substantial part of the proprietary interests in the Company be preserved in the transaction. In connection therewith, Affiliate hereby represents, warrants and covenants to Acquiror and the Company as follows:

                  (a) Affiliate is the beneficial owner of the number of shares of Company Capital Stock (including shares issuable upon exercise of stock options) listed next to Affiliate's signature on the signature page hereto. These shares represent Affiliate's entire interest in the outstanding capital stock of the Company. The undersigned is not a "related person," within the meaning of Treasury Regulation Section 1.368-1(e), with respect to the Company.

                  (b) Affiliate has no plan or intention to, and will not, directly or indirectly, engage in a transaction that could result in a violation of the "continuity of business enterprise" requirement set forth in Treasury Regulation Section 1.368-1(d) or the "continuity of interest" requirement set forth in Treasury Regulation Section 1.368-1(e) and Temporary Treasury Regulation Section 1.368-1T(e)(1)(ii) with respect to the Merger.

                  (c) Affiliate has not taken, [and to the best of Affiliate's knowledge the Company has not taken,][bracketed material to be used in all Affiliate Agreements executed by Affiliates who are officers or directors] any actions inconsistent with the treatment of the Merger as a "reorganization" within the meaning of Section 368 of the Code. Affiliate has been informed and has had the opportunity to discuss with Affiliate's financial and legal advisors the requirements for treatment of the Merger as a "reorganization" within the meaning of Section 368 of the Code. Unless otherwise required by the Merger Agreement, Affiliate does not intend to take a position on any federal or state income tax return that is inconsistent with the treatment of the Merger as a "reorganization" for federal and state income tax purposes.

                  (d) The representations contained herein shall be true and correct at all times from the date hereof until the closing of the consummation of the Merger. Affiliate agrees promptly to notify Acquiror and the Company prior to the Merger if at any time after the date hereof and prior to the closing of the Merger Affiliate would no longer be able to make the representations, warranties, covenants and agreements set forth herein.

                  (e) Affiliate has full power and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform Affiliate's obligations hereunder.

         5. Miscellaneous.

                  (a) For the convenience of the parties hereto, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

                  (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

                  (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California, regardless of laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                  (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

                  (e) Counsel to and accountants for the parties to this Agreement shall be entitled to rely upon this Agreement as needed.

                  (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

                  (g) This Agreement shall be terminated and shall be of no further force and effect upon the termination of the Merger Agreement pursuant to Article VIII thereof.

                  (h) In the event of any legal action or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

Executed as of the date shown on the first page of this Agreement.


                                       PEOPLESOFT, INC.

                                       By: _____________________________________

                                       Name: ___________________________________

                                       Title: __________________________________


                                       AFFILIATE.

                                       By: _____________________________________

                                       By: _____________________________________
                                           (Additional Signature if Required)

                                       Name of Affiliate _______________________

                                       Name of Signatory (if different from name
                                         of Affiliate):_________________________

                                       Title of Signatory (if applicable)

                                       _________________________________________

                                       Address: ________________________________

                                       _________________________________________

                                       Taxpayer I.D. Number: ___________________

                                       Number of Shares of Company Capital Stock
                                         Owned by Affiliate:____________________

               *** INTREPID SYSTEMS, INC. AFFILIATE AGREEMENT ***

                                   EXHIBIT A-2

                                    ACQUIROR
                               AFFILIATE AGREEMENT


         This ACQUIROR AFFILIATE AGREEMENT ("Agreement") is made and entered into as of June __, 1998, between PeopleSoft, Inc., a Delaware corporation ("Acquiror") and the undersigned affiliate ("Affiliate") of Acquiror. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

         WHEREAS, Acquiror, Intrepid Systems, Inc., a California corporation ("Intrepid") and Richard White, as Securityholder Agent, are concurrently herewith entering into an Agreement and Plan of Reorganization ("Merger Agreement") pursuant to which Acquiror would acquire Intrepid through the statutory merger of Intrepid with and into Acquiror (the "Merger"), and all of the issued and outstanding shares of capital stock of Intrepid would be converted into the right to receive shares of Acquiror Common Stock;

         WHEREAS, the execution and delivery of this Agreement by Affiliate is a material inducement to Acquiror to enter into the Merger Agreement;

         WHEREAS, Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of Acquiror, as the term "affiliate" is used in Accounting Series Releases 130 and 135, as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an "affiliate" of Acquiror.

         NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

         1. Acknowledgments by Affiliate. Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein will be relied upon by Acquiror, Intrepid and their respective affiliates, counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Affiliate's representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and the Merger Agreement and has discussed the requirements of this Agreement with his professional advisors, who are qualified to advise him with regard to such matters.

         2. Covenants Related to Pooling of Interests. During the period beginning from the earlier of the date hereof or 30 days prior to the Effective Time of the Merger and ending on the second complete day after the day that Acquiror publicly announces financial results covering at least 30 days of combined operations of Acquiror and Intrepid, Affiliate will not sell, exchange, transfer, pledge, distribute, make any gift or otherwise dispose of or grant any option, establish any "short" or put equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended or having the effect directly or indirectly, to reduce his risk relative to any shares of Acquiror Common Stock. Acquiror may, at its discretion, place a stock transfer notice consistent with the foregoing with its transfer agent with respect to Affiliate's shares. Notwithstanding the foregoing, Affiliate will not be prohibited by the foregoing from selling or disposing of shares so long as such sale or disposition is in accordance with the "de minimis" test set forth in SEC Staff Accounting Bulletin No. 76.

         3. Beneficial Ownership of Stock. Except for the Acquiror Common Stock and options to purchase Acquiror Common Stock set forth in Appendix A hereto, Affiliate does not beneficially own any shares of Acquiror Common Stock or any other equity securities of Acquiror or any options, warrants or other rights to acquire any equity securities of Acquiror.

         4. Miscellaneous.

                  (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

                  (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, any pledgee holding Acquiror securities as collateral, and personal and other representatives.

                  (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California.

                  (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

                  (e) Counsel to and accountants for the parties to the Merger Agreement shall be entitled to rely upon this Agreement as needed.

                  (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

                  (g) This Agreement shall be terminated and shall be of no further force and effect upon the termination of the Merger Agreement pursuant to Article VIII thereof.

                  (h) In the event of any legal action or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

         Executed as of the date shown on the first page of this Agreement.



PEOPLESOFT, INC.                                       AFFILIATE

By:_______________________________          By:_________________________________

Name:_____________________________          Print Name of Affiliate:____________

Title:____________________________          Title (if applicable):______________

                       ** ACQUIROR AFFILIATE AGREEMENT **

                                   APPENDIX A



Affiliate:______________________________________________________________________

Total Number of shares of Acquiror Common Stock owned on the date hereof:

__________________________________

Total Number of options to purchase Acquiror Common Stock owned on the date hereof (including the date of grant, vesting, exercise prices and expiration dates):


___________________________________________________________

___________________________________________________________

___________________________________________________________

___________________________________________________________

                                    EXHIBIT B

                  FORM OF LEGAL OPINION OF COUNSEL TO ACQUIROR

         1. Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Acquiror has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as is currently conducted.

         2. Acquiror has all requisite corporate power and authority to execute and deliver the Merger Agreement and to otherwise carry out and perform its obligations under the terms of the Merger Agreement. All corporate actions necessary on the part of Acquiror, its directors and its stockholders for the execution and delivery of the Merger Agreement, and the performance by Acquiror of its obligations under the Merger Agreement, have been taken. The Merger Agreement has been duly and validly authorized, executed and delivered by Acquiror and constitutes the valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms.

         3. To our knowledge, Acquiror is not in violation of any term of its Certificate of Incorporation or Bylaws. Neither the execution, delivery and performance of the Merger Agreement nor the consummation by Acquiror of the transactions contemplated thereby will result in any such violation, violate any Applicable Law of the United States or the State of California, or constitute a default under the provisions of any judgment, writ, decree or order of which we are aware applicable to, or binding upon, Acquiror.

         4. The Certificate of Merger is in proper form for filing with the Secretary of State of the State of Delaware. Upon the due and proper filing of the Certificate of Merger with, and acceptance thereof by, the Secretary of State of the State of Delaware, the Merger will be effective under the Delaware Law. The certificates to be filed pursuant to Section 1108 of the California Law (the "Section 1108 Certificates") are in proper form for filing with the Secretary of State of the State of California. Upon the due and proper filing of the Section 1108 Certificates with, and acceptance thereof by, the Secretary of State of the State of California, the Merger will be effective under California Law.

         5. To our knowledge, there are no actions, proceedings or investigations pending or overtly threatened against Acquiror before any court or administrative agency that question the validity of the Merger Agreement or that could reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the business, assets, liabilities, results of operations, cash flows or prospects of Acquiror.

         6. Except as set forth on Schedule 6.1(e) of the Merger Agreement, no consent, approval or authorization of, or designation, declaration or filing with,or notice to, any Governmental Authority is required on the part of Acquiror for the execution, delivery or performance of the Merger Agreement.

                                    EXHIBIT C

                 FORM OF LEGAL OPINION OF COUNSEL TO THE COMPANY

         1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California. The Company has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as is currently conducted. The Company is qualified to do business as a foreign corporation in all jurisdictions where the failure to do so, either singly or in the aggregate, would result in a material adverse effect on the business, assets, liabilities, results of operations, cash flows or prospects of the Company.

         2. The Company has all requisite corporate power and authority to execute and deliver the Merger Agreement and to otherwise carry out and perform its obligations under the terms of the Merger Agreement. All corporate actions necessary on the part of the Company, its directors and its shareholders for the execution and delivery of the Merger Agreement, and the performance by the Company of its obligations under the Merger Agreement, have been taken. The Merger Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

         3. As determined immediately before the Closing, the authorized capital stock of the Company (exclusive of subsidiaries) consists solely of (i) 20,000,000 shares of authorized Company Common Stock ("Common Stock"), 6,865,101 shares of which are issued and outstanding on the date hereof, and (ii) 1,514,310 shares of authorized preferred stock, of which (a) 525,490 shares of which have been authorized and designated as the Series A Preferred Stock, all of which are issued and outstanding as of the date hereof, (b) 747,000 shares of which have been authorized and designated as the Series B Preferred Stock, 502,195 shares of which are issued and outstanding as of the date hereof, (c) 241,820 shares of which have been authorized and designated as the Series C Preferred Stock, 146,578 shares of which are issued and outstanding as of the date hereof, and (d) no other shares of which have been authorized or designated as a series or are issued and outstanding as of the date hereof. All of the issued and outstanding shares of Common Stock, Series A Preferred, Series B Preferred and Series C Preferred: (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company or, to our knowledge, any agreement to which the Company is a party, and
(iii) have been issued in compliance with the Securities Act of 1933, as amended and the securities laws of the State of California or in compliance with the applicable exemptions therefrom. To our knowledge, except as listed on Schedule
2.2 to the Agreement, on the date hereof, none of the shares of Company capital stock is subject to any right of repurchase by the Company. To our knowledge, except as listed on Schedule 2.2 to the Agreement, and except as otherwise permitted by the terms of the Agreement, on the date hereof there are not outstanding (i) any options, warrants or other rights to purchase from the Company any capital stock or other securities of the Company, (ii) any securities convertible into or exchangeable for shares of such capital stock or securities or (iii) any other commitments or right of any kind for the Company to issue additional shares of capital stock, options, warrants or other securities.

         4. To our knowledge, the Company is not in violation of any term of its Articles of Incorporation or Bylaws. Neither the execution, delivery and performance of the Merger Agreement nor the consummation by the Company of the transactions contemplated thereby will result in any such violation, violate any Applicable Law of the United States or the State of California, or constitute a default under the provisions of any judgment, writ, decree or order of which we are aware applicable to, or binding upon, the Company.

         5. The Certificate of Merger is in proper form for filing with the Secretary of State of the State of Delaware. Upon the due and proper filing of the Certificate of Merger with, and acceptance thereof by, the Secretary of State of the State of Delaware, the Merger will be effective under the Delaware Law. The certificates to be filed pursuant to Section 1108 of the California Law (the "Section 1108 Certificates") are in proper form for filing with the Secretary of State of the State of California. Upon the due and proper filing of the Section 1108 Certificates with, and acceptance thereof by, the Secretary of State of the State of California, the Merger will be effective under California Law.

         6. Based solely upon a review of the Scheduled Contracts and Officer's Certificates, neither the execution, delivery or performance of the Merger Agreement by the Company will violate or be in conflict with, or constitute a default under, the provisions of any Scheduled Contract, except as set forth on Exhibit A to this opinion.

         7. To our knowledge, there are no actions, proceedings or investigations pending or overtly threatened against Company before any court or administrative agency that question the validity of the Merger Agreement or that could reasonably be expected to result, either individually or in the aggregate, in a material adverse effect on the business, assets, liabilities, results of operations, cash flows or prospects of Company.

         8. Except as set forth on Schedule 6.1(e) of the Merger Agreement, no consent, approval or authorization of, or designation, declaration or filing with,or notice to, any Governmental Authority is required on the part of the Company or any Shareholder for the execution, delivery or performance of the Merger Agreement.

                                                                       Exhibit D

            NON-COMPETITION, NON-SOLICITATION AND NON-HIRE AGREEMENT

         This Non-Competition, Non-Solicitation and Non-Hire Agreement ("Agreement") is entered into by and between PeopleSoft, Inc. (the "Company") and ____________ ("Employee") as of June 3, 1998.

                                    RECITALS

         A. Pursuant to that certain Agreement and Plan of Reorganization (the "Merger Agreement") dated as of June 3, 1998, by and among the Company, Intrepid Systems, Inc. ("Intrepid"), the Escrow Agent (as defined in the Merger Agreement) and the Securityholder Agent (as defined in the Merger Agreement), Intrepid will merge with and into the Company (the "Merger"), and any shares of Intrepid capital stock owned by Employee will be exchanged for Company common stock, and any options to acquire Intrepid common stock will be assumed by the Company and become options to acquire Company common stock, all in accordance with the Merger Agreement;

         B. Employee owns an equity interest in Intrepid (whether through outstanding capital stock or options to purchase Intrepid common stock), has served as the __________________ at Intrepid and has gained substantial knowledge and expertise in connection with Intrepid's products, organization and customers;

         C. The Company and Employee acknowledge that it would be detrimental to the Company if Employee competes with the Company following the Merger;

         D. The Company and Intrepid are engaged in the design, development, manufacture, marketing, distribution, production, sale, servicing and licensing of retail merchandise management and decision support software and services related thereto (the "Business");

         E. The Company would not have entered into the Merger Agreement unless certain key employees of Intrepid, including Employee, entered this Agreement;

         F. As inducement to the Company to enter into the Merger Agreement and to consummate the Merger, and in consideration of the amounts paid to securityholders of Intrepid under the Merger Agreement, including Employee, Employee agrees with the Company as further provided herein;

         NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I

                 Non-Competition, Non-Solicitation and Non-Hire

         I.1 Non-Competition.

                  (a) The parties understand and agree that this Agreement is entered into in connection with the Merger. The parties further understand and agree that Employee is a key and significant member of Intrepid, owns or has the right to acquire shares of capital stock of Intrepid, and that the Merger is contingent upon Employee entering into this Agreement, including this non-competition provision. In addition, the parties understand that prior to the Merger, Intrepid was engaged in the Business in each of the fifty states of the United States and in the United Kingdom. The parties further understand that the Company is currently engaged in the Business in each of the fifty states of the United States and in Canada, Australia, New Zealand, France, Germany, The Netherlands, Japan, Singapore and the United Kingdom (such states and countries are hereafter referred to as the "Geographic Scope of the Business"). Employee further acknowledges that the Company following the Merger will continue conducting the Business in all parts of the Geographic Scope of the Business.

                  (b) During the period commencing on the date hereof and ending [TWO (2) YEARS][ONE (1) YEAR] after the Closing Date (as defined in the Merger Agreement) (the "Term"), without the prior written consent of the Chief Executive Officer of the Company, Employee shall not, directly or indirectly, whether as an individual, or as an employee, agent, consultant, advisor, independent contractor, general partner, limited partner, officer, director, shareholder or investor of any person, firm, corporation, partnership or other entity, or otherwise:

                            (i) participate or engage in the design,
development, manufacture, marketing, distribution, production, sale, servicing or licensing of any product, or the provision of any service, that directly or indirectly competes with Intrepid's or the Company's Products (for purposes hereof, "Products" shall mean the products owned or under development by Intrepid or the Company as of the Closing Date, any products based upon Intrepid's or the Company's Intellectual Property Assets (as defined in the Merger Agreement), or any products developed at any time from the Closing Date through the date when Employee ceases to be employed by the Company); or

                            (ii) permit the name of Employee to be used in
connection with a company, entity or enterprise engaged in the Business.

         Notwithstanding the foregoing, Employee may own, directly or indirectly, solely as passive investment, up to 4.9% of any class of "publicly traded securities" of any company or entity engaged in the Business. For the purposes of this Section I.1, the term "publicly traded securities" means securities that are traded on a national securities exchange or listed on the Nasdaq National Market, and the term "passive investment" shall include an investment through a mutual fund, limited partnership or other investment vehicle that is engaged in the business of portfolio investments.

         I.2 Non-Solicitation and Non-Hire. Employee agrees that during the Term, without the prior written consent of the Chief Executive Officer of the Company, Employee will not directly or indirectly hire, recruit or solicit any person or entity who, as of the date of such recruitment or solicitation, was an employee or consultant of the Company or was an employee of Intrepid less than one hundred eighty (180) days prior to the date of this Agreement, or otherwise encourage any such person or entity to terminate or curtail its employment or consulting relationship with the Company.

         I.3 Non-Solicitation of/Non-Interference with Customers. Employee agrees that during the Term, Employee shall not, directly or indirectly, solicit, induce or attempt to induce any then current or prospective customer or supplier of Intrepid or the Company to cease doing business in whole or in part with Intrepid or the Company with respect to any aspect of the Business.

         I.4 Savings Clause. The non-competition, non-solicitation and non-hire provisions of this Agreement shall be deemed to consist of a series of separate covenants, one for each line of business carried on by the Business and each geographic region within the Geographic Scope of Business. The parties expressly agree that the character, duration of such provisions in this Agreement and the Geographic Scope of Business are reasonable in light of the circumstances as they exist on the date upon which this Agreement has been executed and that such provisions are permissible and enforceable pursuant to the provisions of applicable law. However, should a determination nonetheless be made by a court of competent jurisdiction at a later date that the character, duration or geographical scope of such provisions is unreasonable in light of the circumstances as they then exist, then it is the intention and the agreement of Employee and the Company that such non-competition, non-solicitation and non-hire provisions of this Agreement be construed by the court in such a manner as to impose only those restrictions on the conduct of Employee that are reasonable in light of the circumstances as they then exist and as are necessary to assure the Company of the intended benefits of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because, taken together they are more extensive than necessary to assure the Company of the intended benefit of such non-competition and non-solicitation provisions, it is expressly understood and agreed between the parties hereto that those of such covenants that, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions hereof.

         I.5. Injunctive Relief. The remedy at law for any breach of this Agreement is and will be inadequate, and in the event of a breach or threatened breach by Employee of any provision of this Agreement(including, without limitation, any of the provisions of Section I.1, I.2 or I.3), the Company shall be entitled to an injunction restraining Employee from violating any such provision. Nothing herein contained shall be construed as prohibiting the Company from pursuing damages or any other remedies available to it or them for such breach or threatened breach.

                                   ARTICLE II

                            Non-Competition Payments

         II.1 Non-Competition Payments.

                  (a) Voluntary Resignation, Death, Disability or Termination for Cause. If Employee's employment terminates by reason of Employee's voluntary resignation (and is not an Involuntary Termination (as defined below), other than termination for Cause (as defined below)), death or Disability (as defined below), or if Employee is terminated for Cause (as defined below), then Employee shall continue to be bound by the terms of this Agreement for the remainder of the Term, including, without limitation, Sections I.1, I.2 and I.3 hereof, and Employee shall not be entitled to receive any severance or other payment, or any benefits, except for those (if any) as may then be established under the Company's (or if such termination occurs prior to the Closing Date, Intrepid's) then existing severance and benefits plans and policies at the time of such termination; provided, however, that in the event of a termination of employment under this Section II.1(a) due to Disability, the obligations set forth in Sections I.1, I.2 and I.3 of this Agreement shall only continue to apply if the
Company: (1) makes the severance payments set forth on Section A of Schedule I hereto[ONE-MONTH FOR WHITE & KELLYS/OTHER AMOUNTS AS DESCRIBED FOR HARBAUGH/KUNKLE], and [FOR HARBAUGH & KUNKLE ONLY](2) accelerates the vesting of the options described on Section B of Schedule I hereto (the "Options").

                  (b) Involuntary Termination. If Employee's employment is terminated as a result of Involuntary Termination other than for "Cause" (as defined below), then (a) the Company shall provide severance payments set forth on Section A of Schedule I hereto and (b) [FOR HARBAUGH AND KUNKLE ONLY][the Options shall accelerate in accordance with Intrepid's 1992 Stock Option Plan and (c) ]Employee shall continue to be bound by the terms of this Agreement for the remainder of the Term, including, without limitation, Sections I.1, I.2 and
I.3 hereof, but only if the Company (1) continues to pay Employee his Annual Salary (as defined below), such payment to be made in installments consistent with the Company's normal payroll practices on the Termination Date (the "Continuation Payment"), and continues to provide the medical benefits to Employee that are being provided by the Company to Employee on the Termination Date, in both the case of the Continuation Payment and such benefits, for the remainder of the Term (subject to any decrease contemplated by the penultimate sentence of this Clause (b)); provided, however, that (i) upon the expiration of [WHITE & KELLYS ONLY]ninety (90) [HARBAUGH & KUNKLE ONLY]thirty (30) days following written notice from the Company to Employee stating that the Company is releasing Employee from his obligations set forth in Sections I.1, I.2 and
I.3 of this Agreement, then the Company's obligation to make the Continuation Payment and provide the medical benefits described above shall cease. If Employee accepts employment with, or is otherwise engaged to provide services to, any other person, entity or organization during the Term, whether as an employee, consultant, advisor or similar capacity, the Continuation Payment shall be reduced by the amount of compensation earned by Employee in such capacity, and the Company shall no longer be obligated to provide any such medical benefits if substantially similar benefits are provided by Employee's new employer. The Company shall not be obligated, and Employee shall not be entitled, to any other severance or other payment, or any benefits, except as expressly described above in this Clause (b), in the event Employee's employment is terminated in the circumstances described above in this Clause (b).

                  (c) Execution of Waiver. Notwithstanding the foregoing provisions of Section II.1(a) and (b) or otherwise, the Company shall not be obligated to make any severance or continuation payments or provide any benefits under such sections, and Employee shall not be entitled to any such payments or benefits, until Employee executes and delivers to the Company a waiver and release of claims in substantially the same form as the Company typically requires in exchange for any such similar payments or benefits made to terminated employees. In the event that Employee shall fail to execute and deliver such waiver and release, Employee shall continue to be bound by the restrictions in Section II.1(a) or (b), as the case may be, as if the Company had made the payments and provided the benefits contemplated by such section.


         II.2 Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

                  (a) Annual Salary. "Annual Salary" as used herein means the base annual salary for Employee in effect as of the Termination Date. By way of clarification, in the event that (1) Employee shall not continue as an employee of the Company upon consummation of the Merger for any reason, the "Annual Salary" of Employee shall be Employee's base annual salary with Intrepid on the date hereof, and (2) Employee shall not continue as an employee of the Company after consummation of the Merger, the "Annual Salary" of Employee shall be Employee's base annual salary with the Company on the Termination Date.

                  (b) Cause. "Cause" as used herein means (i) habitual or repeated failure to perform reasonably assigned duties after Employee has received written demand for performance which includes reasonable detail describing non-performance (provided that as long as Employee is performing such duties at a level of performance at least comparable to the level of performance by Employee as an employee prior to the Merger, Employee shall not be deemed to have "failed to perform" for purposes of this clause); (ii) engagement in gross misconduct that is injurious to the Company; (iii) commission of a felony (other than motor vehicle related felonies) or an act of fraud relating to the Company; or (iv) Employee's breach of any confidentiality or proprietary information agreement between Employee and the Company.

                  (c) Disability. "Disability" means that Employee has been unable to perform his duties under this Agreement as the result of his incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Employee or Employee's legal representative (such agreement as to acceptability not to be

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unreasonably withheld). Termination resulting from Disability may only be effected after at least 30 days' written notice by the Company of its intention to terminate Employee's employment. In the event that Employee resumes the performance of substantially all of his duties hereunder before the termination of his employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

                  (d) Involuntary Termination. "Involuntary Termination" means
(i) termination by the Company other than for Cause, death or Disability; (ii) after the Closing Date and Employee's becoming an employee of the Company on the terms and conditions offered by the Company, without Employee's express written consent, the assignment to Employee of any duties or the reduction of Employee's duties, either of which results in a significant diminution in Employee's position or responsibilities as so offered by the Company, or the removal of Employee from any such positions or responsibilities; (iii) after the Closing Date and Employee's becoming an employee of the Company on the terms and conditions offered by the Company, a reduction by the Company in the total compensation of Employee as so offered by the Company or as the same may be increased from time to time by the Company in its sole discretion, except for across-the-board total compensation reductions similarly affecting all senior executives of the Company; (iv) a failure by the Company, without Employee's consent, to pay Employee any portion of Employee's current compensation or to pay to Employee any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven days of notice from Employee that such compensation is due; (v) after the Closing Date and Employee's becoming an employee of the Company on the terms and conditions offered by the Company, a material reduction by the Company in the kind or level of employee benefits to which Employee is entitled immediately prior to such reduction with the result that Employee's overall benefits package is significantly reduced; (vi) the relocation of Employee to a facility or a location more than 50 miles from the Company's Pleasanton, California facility[JIM KELLY - CINCINNATI, OHIO], without Employee's express written consent; and [HARBAUGH & KUNKLE ONLY](vii) the failure by the Company to offer employment to Employee with the Company on or prior to the Effective Time that provides for (1) an amount of aggregate annual cash compensation that is substantially the same as the amount of aggregate annual cash compensation that Employee received for services performed for Intrepid for the year ended December 31, 1997 (provided that the relative proportions of such aggregate annual cash compensation that are in the form of base salary and bonus need not be the same), and (2) a position and responsibilities substantially similar to the position and responsibilities that Employee currently has with Intrepid [WHITE & KELLYS ONLY](vii) the failure by the Company to offer employment to Employee with the Company on or prior to the Effective Time that provides for an amount of aggregate annual cash compensation that is substantially the same as the amount of aggregate annual cash compensation that Employee would have received for services performed for Intrepid for the year ended December 31, 1998 (including any guaranteed bonus) (provided that the relative proportions of such aggregate annual cash compensation that are in the form of base salary and bonus need not be the same).

                  (e) Termination Date. "Termination Date" means (i) if this Agreement is terminated by the Company for Disability, thirty (30) days after notice of termination is given to Employee (provided that Employee shall not have returned to the performance of Employee's duties on a full-time basis during such thirty (30) day period),
(ii) if Employee's employment is terminated by the Company for any other reason, the date on which a notice of termination is given, unless otherwise specified in such notice, or (iii) if the Agreement is terminated by Employee, the date on which Employee delivers the notice of termination to the Company.

                  (f) Employment at Will. [Except as set forth in the Employment Agreement (the "Employment Agreement") between [Jim Kelley][Brian Kelley] and Intrepid,] Employee understands that any continued employment by the Company subsequent to the Closing Date will be at will employment, with either party having the right to terminate the employment relationship with or without cause. Employee acknowledges that such at will employment is consistent with the employment policy of both Intrepid and the Company, and that [except as set forth in the Employment Agreement,] he is, and has been, an at will employee of Intrepid. As a condition of employment with the Company, Employee will be required to agree to the Company's standard offer letter terms and the various related documents, including a proprietary information agreement, third party information agreement, arbitration agreement and other associated administrative documents.

                                   ARTICLE III

                                     GENERAL

         III.1 Successors, Assigns, Merger. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns. This Agreement shall be binding upon Employee and shall inure to his benefit and to the benefit of his heirs, executors, administrators and legal representatives, but shall not be assignable by Employee.

         III.2 Entire Agreement. This Agreement [HARBAUGH & KUNKLE ONLY][and the option agreement governing the Options] [KELLYS ONLY][and the agreement governing the Repurchase Rights] constitute the entire agreement between the Company and Employee relating to his employment and the additional matters herein provided for. This Agreement supersedes and replaces any prior verbal or written agreements between the parties. This Agreement may be amended or altered only in a writing signed by the Chief Executive Officer of the Company and Employee.

         III.3 Applicable Law; Severability. This Agreement shall be construed and interpreted in accordance with the laws of the State of California without regard to conflicts of laws and principles. The parties intend that each provision and covenant of this Agreement is a series of separate covenants, one for each county of California, each state of the United States and each nation, severable from the others, and if any provision hereof shall be to any extent unenforceable it and the other provisions hereof shall continue to be enforceable to the full extent allowable, as if such offending provision had not been a part of this Agreement.

         III.4 Proprietary Information and Inventions Assignment Agreement. Employee shall execute the Company's Proprietary Information and Inventions Assignment Agreement concurrent with his execution of this Agreement.

         III.5 Value to the Company and Employee. Employee acknowledges that, in entering into the Merger Agreement, the Company is investing substantial money and resources, and would not be doing so but for the non-competition, non-solicitation and non-hire covenants contained in this Agreement.

         III.6 Stay of Time. In the event Employee violates the provisions of this Agreement, the running of the time period of such provisions so violated shall be suspended automatically and retroactively upon the date of such violation (as subsequently determined by an arbitrator or court of competent jurisdiction) and shall resume on the date such violation permanently ceases.

         III.7 Company's Rights. This Agreement shall not limit or prejudice in any manner whatsoever the rights which the Company and Employee would have, in the absence of this Agreement, with respect to any and all matters arising out of Employee's employment, except for such matters that are specifically covered by the terms of this Agreement or are mentioned herein.

         III.8 Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

         III.9 Notices. All notices or other communications shall be in writing, shall be given either by personal delivery or by mail, facsimile or recognized overnight courier, and shall be deemed to have been given or made when: if sent by personal delivery, when delivered; if mailed first class postage prepaid, registered or prepaid, return receipt requested, three days following being sent; if sent by facsimile, when confirmation of receipt is received by the sender; if delivered by a nationally recognized overnight courier under circumstances where such courier guarantees next business day delivery, the first business day after being so sent; and in all other circumstances, when actually received, addressed as follows:



                  If to the Company:         PeopleSoft, Inc.
                                             4440 Rosewood Drive
                                             Pleasanton, California 94588
                                             Tel.: (925) 694-7114
                                             Facsimile: (925) 694-7184
                                             Attention: Chief Financial Officer

                       With copy to:         Gibson, Dunn & Crutcher LLP
                                             One Montgomery Street, Suite 2600
                                             San Francisco, California  94104

                                             Tel. #:  (415) 393-8200
                                             Facsimile #:  (415) 986-5309
                                             Attn:  Kenneth R. Lamb, Esq.

                     If to Employee:         [__________________]
                                             ____________________
                                             ____________________
                                             Tel.:
                                             Facsimile:
                                             Attention: .

         or to such other address as any of the foregoing parties may from time to time designate for itself by notice to the other parties hereto in the foregoing manner.

         III.10 Effective Time. Notwithstanding anything to the contrary contained herein, this Agreement shall become effective as of the Closing Date (as defined in the Merger Agreement).

         III.11 Existing Employment Agreements. [FOR JIM KELLY AND BRIAN KELLY ONLY] Parties acknowledge that the Employment Agreement will remain in full force and effect until the Closing Date (as defined in the Merger Agreement) and that the Stock Restriction Agreement between Employee and Intrepid by its terms terminates as of the Closing Date.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

PEOPLESOFT, INC.                            EMPLOYEE



By:_______________________________          ____________________________________
Its: Chief Financial Officer                Name:



By:_________________________________
Its: Assistant Secretary

         *** NON-COMPETITION, NON-SOLICITATION AND NON-HIRE AGREEMENT***

PEOPLESOFT, INC.
EMPLOYEE PROPRIETARY
INFORMATION AGREEMENT



As an employee of PeopleSoft, Inc., a Delaware corporation (the "Company") or one of its subsidiary or affiliated companies, and in consideration of the compensation now and hereafter paid to me, I agree to the following:

1. MAINTAINING CONFIDENTIAL INFORMATION

     A. CONFIDENTIAL INFORMATION. I agree at all times during the term of my employment and thereafter to hold in strictest confidence, and not to use, except for the benefit of the Company, or to divulge or disclose, directly or indirectly, to any person, corporation or other entity without written authorization of an officer of the Company designated by the Company to give such authorization, any trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer and business partner lists, telephone lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its business partners, clients, consultants or licensees (collectively referred to as "Confidential Information").

     B. FORMER EMPLOYER INFORMATION. I agree that I will not, during my employment with the Company, improperly use or disclose any proprietary information or trade secrets of my former or concurrent employers or companies, if any, and that I will not bring onto the premises of the Company any unpublished document or any property belonging to my former of concurrent employers or companies, if any, unless consented to in writing by said employers or companies.

     C. THIRD PARTY INFORMATION. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that I owe the Company and such third parties, during the term of my employment and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation (except as necessary in carrying out my work for the Company consistent with the Company's agreement with such third party) or to use it for the benefit of anyone other than for the Company or such third party (consistent with the Company's agreement with such third party) without the express written authorization of an officer of the Company designated by the Company to give such authorization.

2. RETAINING AND ASSIGNING INVENTIONS AND ORIGINAL WORKS

     A. INVENTIONS AND ORIGINAL WORKS RETAINED BY ME. I have attached hereto, as Exhibit A, a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me prior to my employment with the Company, which belong to me, which relate to the Company's proposed business and products, and which are not assigned to the Company; or, if no such list is attached, I represent that there are no such inventions.

     B. INVENTIONS AND ORIGINAL WORKS ASSIGNED TO THE COMPANY. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company all my right, title, and interest in and to any and all inventions, discoveries, improvements, technology, trade secrets, computer programs, know-how, designs, formulas, original works or authorship, or any other confidential materials, data information or instructions, technical or otherwise and whether or not patentable or copyrightable and whether or not reduced to practice (collectively referred to as "Inventions") which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the employ of the Company. I recognize, however, that
          Section 2870 of the California Labor Code (as set forth in Exhibit B hereto) exempts from this provision any Invention that I develop entirely on my own time, without using the Company's equipment, supplies, facilities, or trade secret information except for those inventions that either relate at the time of conception or reduction to practice of the invention to the Company's business, or actual or demonstrably anticipated research or development of the Company or result from any work performed by me for the Company. I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are "works made for hire," as that term is defined in the United States Copyright Act (l7 USCA, Section 101).

     C. MAINTENANCE OF RECORDS. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.

     D. INVENTIONS ASSIGNED TO THE UNITED STATES. I agree to assign to the United States government all my right, title, and interest in and to any and all Inventions, original works of authorship, developments, improvements or trade secrets whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.

     E. OBTAINING LETTERS PATENT AND COPYRIGHT REGISTRATIONS. I agree that, whenever requested by the Company, I shall assist the Company in obtaining United States or foreign letters patent and copyright registrations, as the case may be, covering Inventions assigned hereunder to the Company, and I shall execute any patent or copyright applications or such other documents considered necessary by the Company or its counsel to apply for and obtain such letters patent or copyrights. I agree that my obligation to assist the Company to obtain United States or foreign letters patent and copyright registrations, as the case may be, covering Inventions assigned hereunder to the Company shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate for time actually spent by me at the Company's request on such assistance. If the Company is unable because of my mental or physical incapacity or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign letters patent or copyright registrations, as the case may be, covering Inventions assigned to the Company as above, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any patents or copyright resulting from any such application for letters patent or copyright registrations assigned hereunder to the Company.

     F. EXCEPTION TO ASSIGNMENTS. I understand that the provisions of this Agreement requiring assignment to the Company do not apply to any Invention which qualifies fully under the provisions of Section 2870 of the California Labor Code, a copy of which is attached hereto as Exhibit B. I will advise the Company promptly in writing of any Inventions that I believe meet the criteria in Subparagraph 2b above; and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief. I understand that the Company will keep in confidence and will not disclose to third parties without my consent any confidential information disclosed in writing to the Company relating to inventions that qualify fully under the previsions of Section 2870 of the California Labor Code.

3. CONFLICTING EMPLOYMENT. I agree that, during the term of my employment with the Company, I will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of my employment, nor will I engage in any other activities that conflict with my obligations to the Company.

4. RETURNING COMPANY DOCUMENTS. I agree that, at the time of leaving the employ of the Company, I will deliver to the Company (and will not keep in my possession or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to the Company, its successors or assigns. In the event of the termination of my employment, I agree to sign and deliver to the Company the "Termination Certification" attached hereto as Exhibit C.

5. REPRESENTATIONS. I agree to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. I represent that my performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any oral or written agreement in conflict herewith.

6. NO EMPLOYMENT RIGHTS--AT-WILL EMPLOYMENT. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent or subsidiary of the Company, to immediately terminate my employment or association with the Company, for any reason, with or without cause. Employment is at-will, with either party having the right to terminate the employment relationship immediately. Only a written document signed by both the Company's President and Vice President, Human Resources expressly amending the provisions of this paragraph may serve to modify this at-will relationship.

7.    GENERAL PROVISIONS

     A. GOVERNING LAW. This Agreement will be governed by the laws of the State of California, excluding its conflict of laws principles. Venue for any action under this Agreement shall be Alameda County, California [CINCINNATI, OHIO FOR JIM KELLY].

     B. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and merges all prior discussions and communications between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

     C. SEVERABILITY/LEGAL FEES. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect. In the event any action is brought to enforce the terms of this Agreement, the prevailing party shall be entitled to recover their reasonable attorneys fees and costs.

     D. SUCCESSORS AND ASSIGNS. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

This Agreement is effective as of the date of my acceptance of the offer of employment with PeopleSoft, Inc.

                                    -------------------------------------------
                                            Employee Signature

                                    -------------------------------------------
                                    Name of Employee (typed or printed)

                                    EXHIBIT A
                                       TO
                    EMPLOYEE PROPRIETARY INVENTIONS AGREEMENT

            LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP

                                                              Identifying Number
Title of Invention/Work of Authorship      Date             or Brief Description

                                    EXHIBIT B
                                       TO
                   EMPLOYEE PROPRIETARY INFORMATION AGREEMENT



                       CALIFORNIA LABOR CODE SECTION 2870

                   EMPLOYMENT AGREEMENTS; ASSIGNMENT OF RIGHTS

"(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

                  (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or

                  (2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable."

                                    EXHIBIT C
                                       TO
                   EMPLOYEE PROPRIETARY INFORMATION AGREEMENT

                                   THE COMPANY



                            TERMINATION CERTIFICATION


This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to THE COMPANY, its subsidiaries, affiliates, successors or assigns (together, the "Company").

I further certify that I have complied with all the terms of the Company's Employee Proprietary Information Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined therein), conceived or made by me (solely or jointly with others) covered by that agreement.

I further agree that, in compliance with the Employee Proprietary Information Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its clients, consultants or licensees.

Date:

NOTE:  THIS IS A TEMPLATE WHICH IS TO BE SIGNED ONLY UPON TERMINATION

                                            ____________________________________
                                            Employee Signature


                                            ____________________________________
                                            Printed or Typed Name

PEOPLESOFT, INC.
THIRD PARTY INFORMATION
AGREEMENT



As an employee of PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), or its subsidiary or affiliate company, the undersigned ("I" or "Employee") recognizes that PeopleSoft needs and wishes to protect its interests with respect to the use of third party information, and thus I agree as follows:

1. PEOPLESOFT POLICY. It is and always has been the policy of PeopleSoft to utilize only its own abilities, creativity, and resources to develop and distribute the products which bear the PeopleSoft name. PeopleSoft does not pursue, obtain, accept or make any use of the confidential or proprietary information of other software or technology companies or any other person, except pursuant to a proper license or as otherwise permitted by law. As a PeopleSoft employee, I agree to adhere to this Policy as it is implemented now or in the future by PeopleSoft.

2. EMPLOYEE'S REPRESENTATIONS. I represent to PeopleSoft that, except as noted on the Attachment to and part of this Agreement, each of the following is true and correct:

     A. COMPLIANCE WITH POLICY: I intend to fully comply with PeopleSoft's Policy described above from the beginning of my employment with PeopleSoft.

     B. NO AGREEMENTS: I have not signed or orally agreed with any person or entity to any confidentiality, secrecy, non-disclosure or proprietary rights and/or "noncompetition" agreement(s) or similar document(s) which restricts me from working for PeopleSoft now or in the future.

     C. NO RESTRICTIONS: I am not subject to any other kind of ongoing obligation to another person or entity which restricts my freedom to fully use my knowledge, skills and experience to perform my job with PeopleSoft.

     D. NO MATERIALS: I do not have nor intend use, whilst at PeopleSoft, any materials, documents, software, or information which I have any reason to believe is confidential or proprietary information of some other person or entity.

     E. NO CLAIMS: I am not involved in a lawsuit and have not received any notice, claim or warning from any former employer, associate or other person regarding confidential or proprietary materials or information.

3. NON-USE OF THIRD PARTY INFORMATION. In accordance with the PeopleSoft Policy described above, I will not, during my employment with PeopleSoft, improperly use or disclose any proprietary or trade secret materials or confidential information of any former employer or other person or bring onto or permit electronic transmission into PeopleSoft's premises any documents, samples, devices, including electronic or tangible property (including for example, computer diskette) which embody confidential or proprietary information belonging to another person or entity or which were obtained during any prior or other employment without first notifying PeopleSoft in writing and obtaining proper written consent from that other person or entity. If I am uncertain



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     whether certain information or material is subject to a confidentiality restriction, I will treat it as if it is proprietary or confidential and not disclose it to PeopleSoft until written approval is issued by PeopleSoft.

4. CLAIMS. I will immediately notify my supervisor if I receive any notice or claim or become a party to a lawsuit from a former employer or other person which concerns or alleges my misappropriation or misuse of confidential or proprietary information or materials. I will cooperate fully with PeopleSoft in its investigation and any resolution of such matter. I understand that PeopleSoft, solely at its election, may or may not provide me with a legal defense or indemnity in such situations.

5. NO EMPLOYMENT RIGHTS -- AT WILL EMPLOYMENT. Nothing in this Agreement shall affect in any manner whatsoever the right or power of PeopleSoft, or a parent or subsidiary of PeopleSoft, to immediately terminate my employment or association with PeopleSoft, for any reason, with or without cause. Employment is at-will, with either party having the right to terminate the employment relationship immediately. Only a written document signed by both PeopleSoft's President and Vice President, Human Resources expressly amending the provisions of this paragraph may serve to modify this at-will relationship.

6. GENERAL. This and the Employee Proprietary Information Agreement is the entire agreement between PeopleSoft concerning third party information, and its provisions may not be waived or modified except by a writing signed by a PeopleSoft authorized officer and Employee. Any subsequent changes in my duties or compensation shall not affect the validity or scope of this Agreement. This Agreement will be governed by the laws of the State of California, excluding its conflict of laws principles. Venue for any action under this Agreement shall be Alameda County, California [CINCINNATI, OHIO FOR KELLEY]. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect. In the event any action is brought to enforce the terms of this Agreement, the prevailing party shall be entitled to recover their reasonable attorneys fees and costs. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

This Agreement is effective as of the date of my acceptance of the offer of employment with PeopleSoft.

_____________________________               ____________________________________
Address                                     Employee's Signature

                                            ____________________________________
                                            Printed or Typed Name




                                     A-104
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PEOPLESOFT, INC.
ATTACHMENT TO THIRD PARTY
INFORMATION AGREEMENT



Employee discloses the following exceptions to the representations made in Paragraph 2, entitled "Employee Representations" of the Third Party Information Agreement with PEOPLESOFT, INC.:
(NOTE:  if none, state "none" and line out blank space to signature line).






__________________________________
Employee's Signature



                                     A-105
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PEOPLESOFT, INC.
AGREEMENT TO ARBITRATE



The parties to this Agreement agree that all disputes arising out of the PeopleSoft, Inc./employee relationship and/or termination of your employment with PeopleSoft, Inc., its subsidiaries and affiliates ("Employer") which we are unable to resolve through direct discussion or mediation, regardless of the kind or type of dispute shall be submitted exclusively to final and binding arbitration pursuant to the provisions of the Federal Arbitration Act, or any successor or replacement statutes or Acts.

This Agreement only excludes claims for workers' compensation, unemployment insurance, administrative claims before the National Labor Relations Board, the Equal Employment Opportunity Commission or any parallel state or local agency, any matter within the jurisdiction of the labor commissioner, and any claim or allegation by the Employer that its intellectual property rights have been violated. Employer shall have the right to use applicable state or federal courts to seek injunctive relief, restraining orders, and claims for damages for violations of its intellectual property rights.

REQUEST FOR ARBITRATION

The request from the Employee or his or her representative (Employee) must be a Request for Arbitration, as set forth below and must be submitted in writing to the Human Resources Department within one (1) year of the date when the dispute first arose, or within one (1) year of the termination of employment, whichever occurs first. However, if the Employee's claim arose under a statute providing for a longer time to file a claim, that statute shall govern.

The Request for Arbitration shall include the following information:

          A. A description of the dispute in sufficient detail to advise the Employer of the nature of the dispute;
          B.   The date when the dispute first arose;
          C. The names, work locations, and telephone numbers of any and all coworkers or supervisors with knowledge or information of the dispute; and
          D.   The relief requested by the Employee.

MEDIATION      AN ATTEMPT AT INFORMAL RESOLUTION OF DISPUTES

Prior to submission of any dispute to arbitration, the Employer and the Employee may attempt to resolve the dispute informally as set forth below.

The Employer and the Employee will select a mediator from a list provided by the Judicial Arbitration Mediation Services/ENDDISPUTE ("JAMS") or American Arbitration Association ("AAA") who will assist the parties in attempting to reach a settlement of the dispute. The Employee shall select either mediation agency and promptly inform the Employer in writing. The mediator may make settlement suggestions to the parties but shall not have the power to



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impose a settlement upon them. If the dispute is resolved in mediation, the matter shall be deemed settled once a settlement agreement is executed by both parties.

If the dispute is not resolved in mediation and goes to the next step (arbitration), any proposals or compromises suggested by either of the parties or the mediator shall not be referred to or have any bearing on the arbitration procedure. The mediator cannot also serve as the arbitrator in the subsequent proceeding unless all parties expressly agree in writing.

RIGHT TO LEGAL REPRESENTATION

Both the Employer and the Employee have the right to be represented by counsel of their choice and at their own expense.

WAIVER OF JURY TRIAL

This Agreement waives a jury trial.

ARBITRATOR SELECTION

A. All disputes will be resolved by a single arbitrator. The arbitration firm shall be selected by the Employee.
B.   The arbitrator shall be selected from a list provided by JAMS or the AAA.
C. The list provided by JAMS or the AAA shall contain educational and professional biographies of each proposed arbitrator.
D. The arbitrator(s) shall be selected by the parties by alternately striking names from the list. The last name remaining on the list shall be the arbitrator selected to resolve the dispute.
E. Arbitrator selection must be concluded within thirty (30) days of receipt of the Request for Arbitration by the Employer.
F. The Arbitrator shall be authorized to exercise only the powers specifically enumerated by this Agreement and to decide the dispute in accordance with governing principles of law and equity. The Arbitrator shall not have any authority to modify the powers granted to him or her by the terms of this Agreement. The Arbitrator also shall not have the authority to modify a party's responsibility for fees and costs as set forth below, except as required by law.

THE ARBITRATOR'S AUTHORITY

The Arbitrator shall have only those powers authorized by statute or enumerated below:

A.   Rule on motions regarding the pleadings and discovery.

B. Issue protective orders on the motion of any party or third-party witness. Such protective orders may include, but are not limited to, sealing the record of the arbitration, in whole or in part (including discovery proceedings and motions, transcripts, and the decision and award), to protect the privacy or other constitutional or statutory rights of parties and/or witnesses.

C. Determine only the dispute submitted to him or her. The dispute shall be identified in the Request for Arbitration, any counterclaim(s), and the answer(s) thereto. Any dispute not identified in those pleadings is outside the scope of the Arbitrator's jurisdiction and any award invoking such disputes is subject to a motion to vacate; provided, however, that the Arbitrator shall have exclusive authority to resolve any dispute relating to the validity, interpretation, and enforcement of these arbitration procedures.

PLEADINGS



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A.   A copy of the Request for Arbitration shall be forwarded to the Arbitrator within five (5) calendar days of his or her selection.

B. Within ten (10) calendar days following submission of the Request for Arbitration to the Arbitrator, the Employer shall respond in writing to the Request for Arbitration by Answer and/or Demurrer. The Answer or demurrer shall be served on the Arbitrator and the Employee.

C. The Answer to the Request for Arbitration shall include the following information:

     1. A response, by admission or denial, to each claim set forth in the Request for Arbitration;
     2.   All affirmative defenses asserted by the Employer to each claim; and
     3. All counterclaims the Employer asserts against the Employee and any related third-party claims.

D. If the Employer contends that some or all of the Employee's claims set forth in the Request for Arbitration are barred as a matter of law, it may respond by demurrer setting forth the legal authorities in support of its position. If the Employer demurs to less than the entire Request for Arbitration, the Employer must answer those claims to which it does not demur at the same time that it submits its Demurrer.

E. The Employee shall have twenty (20) calendar days to oppose the Employer's Demurrer. Any opposition must be in writing and served on the Arbitrator and the Employer.

F. If the Answer alleges a counterclaim, within twenty (20) calendar days of service of the Answer, the Employee shall answer and/or demur to the counterclaim in writing and serve the demurrer on the Arbitrator and the Employer. If the Employee demurs to any counterclaim, the Employer shall have twenty (20) calendar days in which to submit a written opposition to the Demurrer to the Employee and the Arbitrator.

G. The Arbitrator shall rule on Demurrer(s) to any claims and/or counterclaims within fifteen (15) calendar days of service of the moving and opposition papers.

H. If any Demurrer(s) is overruled, the moving party must answer those claims to which it demurred within five (5) calendar days of the Arbitrator's ruling. The Answer must be served on the Arbitrator and the opposing Party.

I. When all claims and counterclaims have been answered, the Arbitrator shall set a time and place for hearing which shall be no earlier than three (3) months from the day on which the parties are notified of the date of hearing and no later than twelve (12) months from the date on which the Arbitrator sets the date for the hearing.

DISCOVERY

A. The parties shall cooperate to the fullest extent practicable in the voluntary exchange of documents and information to expedite the arbitration.

B. After the appointment of the Arbitrator, the parties shall have the right to take depositions and to obtain discovery regarding the subject matter of the arbitration, and, to that end, to use and exercise all of the same rights, remedies, and procedures, and be subject to all of the same duties, liabilities, and obligations in the arbitration with respect to the subject matter thereof, as provided in the Federal Rules of Civil Procedure; if the parties do not agree on which body of rules should govern, then the Arbitrator shall make the final determination. Depositions for discovery shall not be taken unless leave to do so is first granted by the Arbitrator.

C. The Arbitrator shall have the power, in addition to the power of determining the merits of the arbitration, to enforce the rights, remedies, procedures, duties, liabilities, and obligations of discovery by the imposition of the same terms, conditions, consequences, liabilities, sanctions, and penalties as can be or may be imposed in like



                                     A-108
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     circumstances in a civil action by a superior court under the applicable
     Code of Civil Procedure, except the power to order the arrest or imprisonment of a person.

D. The Arbitrator may consider, determine, and make such orders imposing such terms, conditions, consequences, liabilities, sanctions, and penalties, whenever necessary or appropriate at any time or stage in the course of the arbitration, and such orders shall be as conclusive, final, and enforceable as an arbitration award on the merits.

E. All discovery must be completed thirty (30) days prior to the date set for hearing of the matter.

HEARING PROCEDURE

A. At the commencement of the arbitration, the parties shall state the issue(s) to be submitted to the Arbitrator. The issue(s) to be decided must be identifiable from the Request for Arbitration, any counterclaim(s) and the answer(s) thereto. The Arbitrator shall not have the authority to frame the statement of the issue(s).



                                     A-109
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B.   The parties shall determine whether the arbitration is to be governed by formal rules of evidence. If so, the Federal Rules of Evidence/California Evidence Code/other applicable state evidence rules will be the applicable standard. If the parties cannot reach an agreement on this issue, then the final determination shall be made by the Arbitrator.

C. The Arbitrator(s) and the parties shall mutually agree on the number of days required for the hearing. If more than one day is required, subsequent dates shall be determined by agreement of the parties and the Arbitrator(s). If the parties cannot reach an agreement on this issue, then the final determination shall be made by the Arbitrator.

D. The hearing shall be recorded and transcribed verbatim by a certified shorthand reporter. Each party shall bear its own costs with respect to a copy of the transcript of the hearing; however, the parties shall each be responsible for one-half the cost of the court reporter's fee and of the Arbitrator's copy of the transcript of the hearing. Other financial obligations of the parties are set forth herein.

E. The Arbitrator shall order witnesses to be sequestered at the request of any party. However, the following persons are exempt from any order of sequestration and may attend every stage of the proceedings regardless of their status as potential witnesses: the Employee; a representative of the Employer; counsel for any party.

F. All testimony shall be under oath; oaths shall be administered by the Arbitrator(s) or the court reporter.

G. Depositions for testimony (other than for impeachment or rehabilitation) may be used in accordance with the Federal Rules of Civil
     Procedure/California Code of Civil Procedure section 1283/other applicable state civil procedure rules.

H. The Employee shall have the burden of proving each element of his/her claims, as required by law; the company shall have the burden of proving any affirmative defense.

I.   Order Of Testimony

     1. The Employee shall present his/her case in chief prior to any obligation on the Employer to present any evidence. However, the Employer may, at its election, cross-examine witnesses presented by the Employee during the Employee's presentation of its case in chief and immediately following direct examination of the witness.

     2. At the conclusion of the Employee's case in chief, the Employer may submit oral or written motions for judgment on the pleadings, nonsuit, or directed verdict. The oral or written nature of such motions shall be in the sole discretion of the Employer.

     3. If the Employer's motions are denied, or if they are not dispositive of all of the Employee's claims, the Employer may present its case in chief. The order of testimony shall proceed as in I (1) above.

J. The parties may call witnesses for rebuttal following the completion of each party's case in chief.

K. The Arbitrator may question any witness for clarification, in his or her discretion.



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POST-HEARING PROCEDURES

A. Either party shall have the right to present closing arguments at the conclusion of all testimony.

B. In addition to, or in lieu of closing arguments, either party shall have the right to present post-hearing briefs. The due date and procedure for exchanging post-hearing briefs shall be mutually agreed on by the parties and the Arbitrator. If the parties cannot reach an agreement on this issue, then the final determination shall be made by the Arbitrator.

OPINION AND AWARD

A. The Arbitrator shall issue a written opinion and award; the opinion and award must be signed and dated.

B. The Arbitrator shall issue the opinion and award within ninety (90) days of closing arguments or the receipt of post-hearing briefs, whichever is later.

C.   The Arbitrator's opinion and award shall decide all issues submitted.

D. The Arbitrator's opinion and award shall set forth the legal principles supporting each part of the opinion.

E. The Arbitrator shall only be permitted to award those remedies in law or equity which are requested by the parties and which he or she determines to be supported by the credible relevant evidence. Nothing in this provision is intended to limit the authority and power of the Arbitrator to provide any relief or remedies available by statute.

FEES AND COSTS

A. Each party shall be responsible for its own attorneys' fees, except as provided by law.

B. In order to facilitate employees' access to arbitration, Employer will be responsible for paying the costs of the arbitration proceeding, unless otherwise provided in the Arbitrator's award. However, to avoid any possible feeling that the arbitrator may be biased in favor of Employer, the Employee will also have the option to pay for one-half of the costs of the arbitration proceeding if the Employee desires. These costs include the court reporter's fee, the Arbitrator's fee, the cost of the Arbitrator's transcript of the hearing, and any costs associated with the facilities for the arbitration, and specifically exclude any attorneys' fees.

C. Notwithstanding paragraph B above, each party shall be responsible for all costs associated with discovery which that party initiates, e.g., depositions, except that a party or third-party witness being deposed shall be responsible for the cost of a copy of the transcript if he or she chooses to order a copy.



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SEVERABILITY
In the event that any provision of this Agreement is determined by the Arbitrator or by a court of competent jurisdiction to be illegal, invalid, or unenforceable to any extent, such term or provision shall be enforced to the extent permissible under the law and all remaining terms and provisions hereof shall continue in full force and effect.

The Effective Date of this Agreement is the date that Employee's offer of employment is accepted.

Employee                                    PeopleSoft, Inc.


__________________________________          ____________________________________
Signature                                   Signature


__________________________________          ____________________________________
Employee Name                               Authorized Signature




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PEOPLESOFT, INC.
ACKNOWLEDGMENT OF AT-WILL
EMPLOYMENT



I understand and acknowledge that my employment with PeopleSoft, Inc., or one of its affiliates or subsidiaries ("PeopleSoft"), is at-will and for no specified term. I understand that I may resign at any time, for any reason, with or without cause and with or without notice. I further understand and agree that PeopleSoft retains the right to terminate the employment relationship at any time, for any reason, with or without cause, and with or without notice. I understand and acknowledge that this policy may only be modified in a signed, written document by both the PeopleSoft president and the vice president of Human Resources.


__________________________________          ____________________________________
Date                                        Employee's Signature



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                                    EXHIBIT E


                           VOTING AGREEMENT AND PROXY


         THIS VOTING AGREEMENT AND PROXY (this "Agreement") is entered into as of June 3, 1998, by and between PeopleSoft, Inc., a Delaware corporation ("Acquiror"), and _________________________, a [__________________ corporation, partnership, an individual] (the "Shareholder") and holder of shares of capital stock of Intrepid Systems, Inc., a California corporation (the "Company").

                                    RECITALS

         A. Simultaneously with the execution and delivery of this Agreement, Acquiror and the Company have entered into an Agreement and Plan of Reorganization, of even date herewith (the "Merger Agreement"), that provides, among other things, that the Company be merged with and into the Acquiror (the "Merger"). All initially capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in the Merger Agreement.

         B. As a condition to its willingness to enter into the Merger Agreement, Acquiror has required that the Shareholder agree to vote all of the Shareholder's issued and outstanding shares of Company Capital Stock (its "Shares") in favor of the Merger and grant the Acquiror an irrevocable proxy to vote, all of its Shares, upon the terms and subject to the conditions of this Agreement.

         C. In order to induce Acquiror to enter into the Merger Agreement and in consideration therefor, the Shareholder has agreed to vote its Shares in favor of the Merger and to grant to Acquiror the requested irrevocable proxy.

         D. Shareholder owns, of record and beneficially, the number of shares of Company Capital Stock indicated on Annex I hereto.

                                    AGREEMENT

         NOW THEREFORE, in consideration of the above recitals, and of the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties hereto, the parties agree as follows:

         1. Voting Agreement and Irrevocable Proxy. Shareholder hereby:

                  (a) agrees that during the term of this Agreement, at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, Shareholder shall vote all of its Shares in favor of the Merger, the Merger Agreement (as amended from time to time) and any of the other transactions contemplated by the Merger Agreement; and



                                     A-114
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                  (b) constitutes and appoints Acquiror, which shall act by and through Ronald E. F. Codd or Robert D. Finnell (each, a "Proxy Holder"), and each of them, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment thereof) of shareholders of the Company relating to the approval of the Merger, the Merger Agreement and the transactions contemplated thereby or to execute a written consent of shareholders in lieu of any such meeting, its Shares in favor of the approval of the Merger, the Merger Agreement and the transactions contemplated thereby, with such modifications to the Merger Agreement as the parties thereto may make. Such proxy shall be limited strictly to the power to vote such Shares in the manner set forth in Section 1(a) hereof and shall not extend to any other matters. The vote of the Proxy Holder shall control in any conflict between such Proxy Holder's vote of the Shares and a vote by the Shareholder of the Shares.

                  (c) Each proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Shareholder. Shareholder shall not grant any proxy to any person that conflicts with its respective proxy granted herein, and any attempts to do so shall be void. Each power of attorney granted herein is a durable power of attorney and shall survive the death, disability or incompetence of the Shareholder.

                  (d) In the event of a stock dividend or distribution, or any change in the Company Capital Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

         2. Representations and Warranties of the Shareholder.

                  (a) The Shares indicated on Annex I are owned of record and/or beneficially (as indicated on such annex) by the Shareholder and constitute all of the shares of Company Capital Stock owned of record and/or beneficially by the Shareholder.

                  (b) The Shareholder represents and warrants to Acquiror that:
(i) the Shareholder has full legal right, power and authority to enter into and perform all such Shareholder's obligations under this Agreement; (ii) the execution and delivery of this Agreement by the Shareholder, and the consummation of the transactions contemplated hereby do not and will not violate any other agreement to which the Shareholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust; (iii) this Agreement has been duly executed and delivered by the Shareholder and constitutes the legal, valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies; and (iv) the execution and delivery of this Agreement by the Shareholder and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval, license or authorization of or any filing with any Governmental Authority or



                                     A-115
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other Person and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of its certificate of incorporation or by-laws, or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgment, ordinance, decree, or restriction by which the Shareholder or any of its respective properties or assets is bound.

                  (c) The Shares are fully paid for and non-assessable on the date hereof, and the Shareholder is, and on the date of any meeting of shareholders of the Company, the Shareholder will be, the lawful owner of the Shares identified on Annex I, free and clear of all Liens. There are no outstanding options, warrants or right to acquire, or agreements relating to the sale or proxy for, the Shares (other than this Agreement).

         3. Representations and Warranties of Acquiror. Acquiror represents and warrants to the Shareholder that (a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Agreement; (b) the execution and delivery of this Agreement by Acquiror and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror, and this Agreement has been duly executed and delivered by Acquiror; and (c) this Agreement constitutes the valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, except as such enforceability may be limited by principles of public policy and subject to laws relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief and other equitable remedies.

         4. Stop Transfer. Shareholder agrees while this Agreement is in effect not to sell, exchange, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, exchange, transfer, pledge, encumbrance, assignment, or other disposition of, any Shares. Shareholder further agrees with and covenants to Acquiror that Shareholder shall not request that the Company register the transfer of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. The terms of this Agreement shall be binding upon any permitted successor of assign of any of the Shares.

         5. Expenses. Except as specified herein, each party hereto shall pay its own expenses incurred in connection with this Agreement.

         6. Specific Performance. The Shareholder acknowledges that Acquiror will have no adequate remedy at law if the Shareholder fails to perform any of its obligations under this Agreement. In such event, the Shareholder agrees that Acquiror shall have the right, in addition to any other rights it may have, to specific performance of this Agreement and that it will not take any action to impede Acquiror's efforts to enforce such right of specific performance.

         7. Notice. All notices or other communications shall be in writing, shall be given either by personal delivery or by mail, facsimile or recognized overnight courier, and shall be deemed to have been given or made when: if sent by personal delivery, when delivered; if mailed first class postage prepaid, registered or prepaid, return receipt requested, three days



                                     A-116
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following being sent; if sent by facsimile, when confirmation of receipt is received by the sender; if delivered by a nationally recognized overnight courier under circumstances where such courier guarantees next Business Day delivery, the first Business Day after being so sent; and in all other circumstances, when actually received, addressed as follows:

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                 If to Acquiror:         PeopleSoft, Inc.
                                         4440 Rosewood Drive
                                         Pleasanton, California  94588
                                         Tel. #:  (925) 694-7114
                                         Facsimile #: (925) 694-7184
                                         Attention: Chief Financial Officer

                   With copy to:         Gibson, Dunn & Crutcher LLP
                                         One Montgomery Street, Suite 2600
                                         San Francisco, California  94104
                                         Tel. #:  (415) 393-8200
                                         Facsimile #:  (415) 986-5309
                                         Attn:  Kenneth R. Lamb, Esq.

              If to Shareholder:         [__________________]
                                         ___________________
                                         ___________________
                                         Tel. #:
                                         Facsimile #:
                                         Attention:

                 With a copy to:


or to such other address as any of the foregoing parties may from time to time designate for itself by notice to the other parties hereto in the foregoing manner:

         8. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto and any such attempted assignment shall be void and of no effect. Notwithstanding the foregoing, Acquiror may assign its rights and obligations hereunder to any of its direct or indirect, wholly-owned subsidiaries, but no such transfer shall relieve Acquiror of its obligations hereunder if such transferee does not perform such obligations.

         9. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns; provided, however, that such successor in interest or permitted assigns shall agree to be bound by the provisions of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Shareholder or Acquiror, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

         10. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. This Agreement may not be changed, amended or modified orally, but may be changed only by an agreement in writing signed by the party against whom any change, amendment, modification or discharge may be sought.

         11. Headings; Interpretation. The section headings herein are for convenience of reference only and shall not affect the interpretation of this Agreement. All Section references herein are to sections of this Agreement unless specified otherwise. The words "include" and "including" shall be deemed to read "include without limitation" and "including without limitation," respectively.

         12. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same Agreement.

         13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California (regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof).

         14. Effective Dates; Termination.

                  (a) This Agreement shall become effective on the date hereof.

                  (b) This Agreement shall terminate at the earliest to occur of
(i) the Effective Time, and (ii) ten (10) days after termination of the Merger Agreement.

         15. Shareholder Capacity. No individual executing this Agreement who is or becomes during the term hereof a director of the Company shall, by reason of this Agreement, be deemed to have made any agreement or entered into any understanding in his or her capacity as such director. The Shareholder has signed this Agreement solely in his capacity as the beneficial owner of the Shares.

         16. Further Assurances. From time to time, at Acquiror's request and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further lawful action as reasonably determined by Acquiror to be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         17. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                           [Intentionally Left Blank]

         IN WITNESS WHEREOF, Acquiror and the Shareholder have duly executed and delivered this Agreement on the day and year first above written.

                                            PEOPLESOFT, INC.



                                            By:_________________________________

                                            Its:________________________________


                                            [SHAREHOLDER]




                                            By:_________________________________

                                            Its:________________________________



                      [Signature Page to Irrevocable Proxy]

                                     ANNEX I

                           [INSERT SHARE INFORMATION]

                                                                         ANNEX B

                       CALIFORNIA GENERAL CORPORATION LAW
                         CHAPTER 13. DISSENTERS' RIGHTS

SEC. 1300. REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE
           PURCHASE AT
       FAIR MARKET VALUE; DEFINITIONS

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1976, c. 641, sec. 21.3, eff. Jan. 1, 1977; Stats.1982, c. 36, p. 69, sec. 3, eff.
Feb. 17, 1982.)

(Amended by Stats.1990, c. 1018 (A.B.2259), sec. 2; Stats.1993, c. 543
(A.B.2063), sec. 13.)

SEC. 1301. NOTICE TO HOLDERS OF DISSENTING SHARES IN REORGANIZATIONS; DEMAND FOR
           PURCHASE; TIME; CONTENTS

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1976, c. 641, sec. 21.6, eff. Jan. 1, 1977; Stats.1980, c. 501, p. 1052, sec. 5;
Stats.1980, c. 1155, p. 3831, sec. 1.)

SEC. 1302. SUBMISSION OF SHARE CERTIFICATES FOR ENDORSEMENTS; UNCERTIFICATED SECURITIES

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1986, c. 766, sec. 23.)

SEC. 1303. PAYMENT OF AGREED PRICE WITH INTEREST; AGREEMENT FIXING FAIR MARKET
           VALUE; FILING; TIME OF PAYMENT

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1980, c. 501, p. 1053, sec. 6; Stats.1986, c. 766, sec. 2.)

SEC. 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR
           MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977.

SEC. 1305. REPORT OF APPRAISERS; CONFIRMATION; DETERMINATION BY COURT; JUDGMENT;
           PAYMENT; APPEAL; COSTS

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1976, c. 641, sec. 22, eff. Jan. 1, 1977; Stats.1977, c. 235, p. 1068, sec. 16;
Stats.1986, c. 766, sec. 25.)

SEC. 1306. PREVENTION OF IMMEDIATE PAYMENT; STATUS AS CREDITORS; INTEREST

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1997.)

SEC. 1307. DIVIDENDS ON DISSENTING SHARES

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1997.)

SEC. 1308. RIGHTS OF DISSENTING SHAREHOLDERS PENDING VALUATION; WITHDRAWAL OF
           DEMAND FOR PAYMENT

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1997.)

SEC. 1309. TERMINATION OF DISSENTING SHARE AND SHAREHOLDER STATUS

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1997.)

SEC. 1310. SUSPENSION OF RIGHT TO COMPENSATION OR VALUATION PROCEEDINGS;
           LITIGATION OF SHAREHOLDERS' APPROVAL

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1997.)

SEC. 1311. EXEMPT SHARES

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1988, c. 919, sec. 8.)

SEC. 1312. RIGHT OF DISSENTING SHAREHOLDER TO ATTACK, SET ASIDE OR RESCIND
           MERGER OR REORGANIZATION; RESTRAINING ORDER OR INJUNCTION; CONDITIONS

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

(Added by Stats.1975, c. 682, sec. 7, eff. Jan. 1, 1977. Amended by Stats.1976, c. 641, sec. 22.5, eff. Jan. 1, 1977; Stats.1988, c. 919, sec. 9.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities act of 1933 ( the "Act"). Article XIII of the Registrant's currently effective Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents. In addition, the Registrant has entered into indemnification agreements with its officers and directors.

     Commencing with the effectiveness of the Merger, the Registrant will either cause Intrepid to, or will itself directly indemnify the current officers and directors of Intrepid in accordance with Intrepid's Bylaws in effect immediately before the Merger to any action or inaction by such person prior to the Merger.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) EXHIBITS

      EXHIBIT
       NUMBER                              DESCRIPTION
      -------                              -----------
     2.1           Amended and Restated Agreement and Plan of Reorganization
                   between PeopleSoft, Inc. and Intrepid Systems, Inc. dated as of June 9, 1998 (included as Annex A to the Prospectus/Proxy
                   Statement included as a part of this Registration
                   Statement).
     3.2(1)        Restated Certificate of Incorporation of Registrant, as
                   amended to date.
     3.3(1)        Bylaws of Registrant, as amended to date.
     5.1*          Form of Opinion of Gibson, Dunn & Crutcher LLP.
     8.1*          Form of Opinion of Gibson, Dunn & Crutcher LLP as to tax
                   matters.
     8.2*          Form of Opinion of Wilson, Sonsini, Goodrich & Rosati,
                   Professional Corporation as to tax matters.
    10.1(1)        Amended and Restated 1989 Stock Plan and forms of option
                   agreements thereunder.
    10.2.(1)       1992 Employee Stock Purchase Plan as amended to date, and
                   form of subscription agreement thereunder.
    10.3(1)        1992 Directors' Stock Option Plan and forms of option
                   agreements thereunder.
    10.5(8)        Amendment and Restatement of PeopleSoft, Inc. 401(K) Plan,
                   dated December 13, 1995, Amendment No. 1 dated December 30,
                   1994, and Amendment No. 2, dated August 25, 1995.
    10.6(1)        Form of Indemnification Agreement entered into between the
                   Registrant and each of its directors and officers.
    10.7(8)        Loan Agreement between the Registrant and West America Bank,
                   N.A. dated October 31, 1995.
    10.8(1)        Office Lease for 1331 North California Boulevard dated July
                   23, 1990 between the Registrant and 1333 North California
                   Boulevard, a California limited partnership, as amended by the First Amendment to Lease dated April 24, 1991 and the
                   Second Amendment to Lease dated June 17, 1992 and related
                   Lease Guarantees dated July 26, 1990 and June 14, 1991
                   between 1333 North California Boulevard and David A.
                   Duffield.
    10.9(1)        Lease dated July 24, 1992 between the Registrant and Glen
                   Pointe Associates.

      EXHIBIT
       NUMBER                              DESCRIPTION
      -------                              -----------
    10.10(1,6)     Perpetual Agreement dated July 1, 1991 between the
                   Registrant and Norwest Corporation.
    10.11(1,6)     Software License Agreement dated August 26, 1991 between the
                   Registrant and Goldman, Sachs & Co. and Addendum One thereto dated March 6, 1992, and related Software Maintenance
                   Agreement dated August 26, 1991.
    10.12(1,6)     Software License and Support Agreement dated June 23, 1992 between the Registrant and ADP, Inc., as amended by
                   Amendment No. 1 dated September 30, 1992
    10.14(1)       Rights Agreement dated April 26, 1991 among the Registrant,
                   Norwest Equity Partners IV, L.P. and certain of the
                   Registrant's officers.
    10.15(1,2,6)   OEM Software License Agreement between the Registrant and
                   Gupta Technologies, Inc.
    10.17(1,6)     Perpetual License Agreement effective March 6, 1992 between the Registrant and the Equitable Life Assurance Society of
                   the United States and Addendum One thereto effective March
                   6, 1992.
    10.18(2)       Lease dated June 23, 1993 between the Registrant and
                   Westbrook Corporate Center.
    10.19(2)       Lease dated January 17, 1994 between the Registrant and R-H
                   Associates Bldg. III Corp.
    10.20(2)       Lease dated March 10, 1994 between the Registrant and
                   Rosewood Associates.
    10.21(3)       Contract of Sale and Escrow Instructions between PeopleSoft and Rosewood Owner of California (B) LLC, a California
                   limited liability company, dated October 4, 1995.
    10.22(4)       Warrant Agreement between the Registrant and The First
                   National Bank of Boston, as Warrant Agent, dated October 30,
                   1995.
    10.23(4)       Warrant Purchase Agreement between the Registrant and
                   Goldman, Sachs & Co. dated October 30, 1995.
    10.24(4)       Registration Rights Agreement between the Registrant and
                   Goldman, Sachs & Co. dated October 30, 1995.
    10.25(8)       Amendment No. 2 dated September 28, 1994, Amendment No. 3
                   dated September 21, 1995 and Amendment No. 4 dated December
                   28, 1995 to the Software License and Support Agreement dated
                   June 23, 1992 between the Registrant and ADP, Inc.
    10.26(7,8)     Amended Software Development Agreement dated December 22,
                   1995 between the Registrant and Solutions for Education
                   Administrators, Inc.
    10.27(7,8)     Exclusive Marketing and Distribution Agreement dated
                   December 22, 1995 between the Registrant and SIS Development
                   LLC ("SIS").
    10.28(8)       Amendment No. 1 dated September 19, 1994, Amendment No. 2
                   dated May 15, 1995 and Amendment No. 3 dated June 19, 1995 to the Lease dated March 10, 1994 between the Registrant and
                   Rosewood Associates.
    10.29(7,8)     Systems Integrator Agreement dated August 25, 1995 between the Registrant and Shared Medical Systems Corporation.
    10.30(8)       Software Development and End User License and Support
                   Services Agreement dated September 30, 1994 between the
                   Registrant and PeopleMan, L.P.
    10.31(8)       Exclusive Marketing and Distribution Agreement dated
                   September 30, 1994 between the Registrant and PeopleMan,
                   L.P.
    21.18(8)       Subsidiaries.
    23.1           Consent of Ernst & Young LLP, Independent Auditors

      EXHIBIT
       NUMBER                              DESCRIPTION
      -------                              -----------
    23.2           Consent of Deloitte & Touche LLP, Independent Auditors.
    23.3*          Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
                   5.1).
    23.4*          Consent of Wilson, Sonsini, Goodrich & Rosati, Professional
                   Corporation (included in Exhibit 8.2).
    24.1           Power of Attorney (included on page II-5 of this
                   Registration Statement).
    99.1           Form of Proxy for Meeting of Intrepid Shareholders.

---------------
 *  To be filed by amendment

(1) Incorporated by reference to the exhibit having the same number filed with the Registrant's Registration Statement on Form S-1 (No. 33-53000) filed October 7, 1992, Amendment No. 1 thereto filed October 26, 1992, Amendment No. 2 thereto filed November 10, 1992 and Amendment No. 3 thereto filed November 18, 1992, which Registration Statement became effective November 18, 1992 and the Registrant's Registration Statement on Form S-1 (No. 33-62356) filed on May 7, 1993, which Registration Statement became effective May 24, 1993.

(2) Incorporated by reference to the exhibit having the same filed number with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.

(3) Incorporated by reference to Exhibit 2.1 filed with The Registrant's Form 8-K filed with the Securities and Exchange Commission on December 15, 1995.

(4) Exhibits 10.22, 10.23, and 10.24 are incorporated by reference to Exhibits 10.1, 10.2, and 10.3, respectively, filed with The Registrant's Registration Statement on Form S-3 (No. 33-80755) filed with the Securities and Exchange Commission on December 22, 1995.

(5) This agreement is a compensatory plan or arrangement.

(6) Confidential treatment previously granted.

(7) Confidential treatment has been requested in connection with the filing of Registrant's Annual Report on Form 10-K.

(8) Incorporated by reference to exhibit having the same number filed with The Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.

     (b) FINANCIAL STATEMENT SCHEDULE

     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS

     (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The Registrant undertakes that every prospectus (i) that is field pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (4) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (5) The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved herein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on the 14th day of July, 1998.

                                          PEOPLESOFT, INC.

                                          By:     /s/ DAVID A. DUFFIELD

                                            ------------------------------------
                                            David A. Duffield
                                            President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, David A. Duffield, Ronald E.F. Codd and Robert D. Finnell, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

                /s/ DAVID A. DUFFIELD                  Chairman of the Board of           July 14, 1998
-----------------------------------------------------  Directors, President and Chief
                  David A. Duffield                    Executive Officer (Principal
                                                       Executive Officer)

                /s/ ALFRED J. CASTINO                  Vice President of Finance, Chief   July 14, 1998
-----------------------------------------------------  Accounting Officer, and Corporate
                  Alfred J. Castino                    Controller (Principal Financial
                                                       Officer)

             /s/ A. GEORGE "SKIP" BATTLE               Director                           July 14, 1998
-----------------------------------------------------
               A. George "Skip" Battle

                  /s/ EDGAR F. CODD                    Director                           July 14, 1998
-----------------------------------------------------
                    Edgar F. Codd

                 /s/ ALBERT DUFFIELD                   Director                           July 14, 1998
-----------------------------------------------------
                   Albert Duffield

              /s/ GEORGE J. STILL, JR.                 Director                           July 14, 1998
-----------------------------------------------------
                George J. Still, Jr.

                /s/ CYRIL J. YANSOUNI                  Director                           July 14, 1998
-----------------------------------------------------
                  Cyril J. Yansouni

                                 EXHIBIT INDEX

      EXHIBIT
       NUMBER                              DESCRIPTION
      -------                              -----------
     2.1           Amended and Restated Agreement and Plan of Reorganization
                   between PeopleSoft, Inc. and Intrepid Systems, Inc. dated as of June 9, 1998 (included as Annex A to the Prospectus/Proxy
                   Statement included as a part of this Registration
                   Statement).
     3.2(1)        Restated Certificate of Incorporation of Registrant, as
                   amended to date.
     3.3(1)        Bylaws of Registrant, as amended to date.
     5.1*          Form of Opinion of Gibson, Dunn & Crutcher LLP.
     8.1*          Form of Opinion of Gibson, Dunn & Crutcher LLP as to tax
                   matters.
     8.2*          Form of Opinion of Wilson, Sonsini, Goodrich & Rosati,
                   Professional Corporation as to tax matters.
    10.1(1)        Amended and Restated 1989 Stock Plan and forms of option
                   agreements thereunder.
    10.2.(1)       1992 Employee Stock Purchase Plan as amended to date, and
                   form of subscription agreement thereunder.
    10.3(1)        1992 Directors' Stock Option Plan and forms of option
                   agreements thereunder.
    10.5(8)        Amendment and Restatement of PeopleSoft, Inc. 401(K) Plan,
                   dated December 13, 1995, Amendment No. 1 dated December 30,
                   1994, and Amendment No. 2, dated August 25, 1995.
    10.6(1)        Form of Indemnification Agreement entered into between the
                   Registrant and each of its directors and officers.
    10.7(8)        Loan Agreement between the Registrant and West America Bank,
                   N.A. dated October 31, 1995.
    10.8(1)        Office Lease for 1331 North California Boulevard dated July
                   23, 1990 between the Registrant and 1333 North California
                   Boulevard, a California limited partnership, as amended by the First Amendment to Lease dated April 24, 1991 and the
                   Second Amendment to Lease dated June 17, 1992 and related
                   Lease Guarantees dated July 26, 1990 and June 14, 1991
                   between 1333 North California Boulevard and David A.
                   Duffield.
    10.9(1)        Lease dated July 24, 1992 between the Registrant and Glen
                   Pointe Associates.
    10.10(1,6)     Perpetual Agreement dated July 1, 1991 between the
                   Registrant and Norwest Corporation.
    10.11(1,6)     Software License Agreement dated August 26, 1991 between the
                   Registrant and Goldman, Sachs & Co. and Addendum One thereto dated March 6, 1992, and related Software Maintenance
                   Agreement dated August 26, 1991.
    10.12(1,6)     Software License and Support Agreement dated June 23, 1992 between the Registrant and ADP, Inc., as amended by
                   Amendment No. 1 dated September 30, 1992
    10.14(1)       Rights Agreement dated April 26, 1991 among the Registrant,
                   Norwest Equity Partners IV, L.P. and certain of the
                   Registrant's officers.
    10.15(1,2,6)   OEM Software License Agreement between the Registrant and
                   Gupta Technologies, Inc.
    10.17(1,6)     Perpetual License Agreement effective March 6, 1992 between the Registrant and the Equitable Life Assurance Society of
                   the United States and Addendum One thereto effective March
                   6, 1992.
    10.18(2)       Lease dated June 23, 1993 between the Registrant and
                   Westbrook Corporate Center.

      EXHIBIT
       NUMBER                              DESCRIPTION
      -------                              -----------
    10.19(2)       Lease dated January 17, 1994 between the Registrant and R-H
                   Associates Bldg. III Corp.
    10.20(2)       Lease dated March 10, 1994 between the Registrant and
                   Rosewood Associates.
    10.21(3)       Contract of Sale and Escrow Instructions between PeopleSoft and Rosewood Owner of California (B) LLC, a California
                   limited liability company, dated October 4, 1995.
    10.22(4)       Warrant Agreement between the Registrant and The First
                   National Bank of Boston, as Warrant Agent, dated October 30,
                   1995.
    10.23(4)       Warrant Purchase Agreement between the Registrant and
                   Goldman, Sachs & Co. dated October 30, 1995.
    10.24(4)       Registration Rights Agreement between the Registrant and
                   Goldman, Sachs & Co. dated October 30, 1995.
    10.25(8)       Amendment No. 2 dated September 28, 1994, Amendment No. 3
                   dated September 21, 1995 and Amendment No. 4 dated December
                   28, 1995 to the Software License and Support Agreement dated
                   June 23, 1992 between the Registrant and ADP, Inc.
    10.26(7,8)     Amended Software Development Agreement dated December 22,
                   1995 between the Registrant and Solutions for Education
                   Administrators, Inc.
    10.27(7,8)     Exclusive Marketing and Distribution Agreement dated
                   December 22, 1995 between the Registrant and SIS Development
                   LLC ("SIS").
    10.28(8)       Amendment No. 1 dated September 19, 1994, Amendment No. 2
                   dated May 15, 1995 and Amendment No. 3 dated June 19, 1995 to the Lease dated March 10, 1994 between the Registrant and
                   Rosewood Associates.
    10.29(7,8)     Systems Integrator Agreement dated August 25, 1995 between the Registrant and Shared Medical Systems Corporation.
    10.30(8)       Software Development and End User License and Support
                   Services Agreement dated September 30, 1994 between the
                   Registrant and PeopleMan, L.P.
    10.31(8)       Exclusive Marketing and Distribution Agreement dated
                   September 30, 1994 between the Registrant and PeopleMan,
                   L.P.
    21.18(8)       Subsidiaries.
    23.1           Consent of Ernst & Young LLP, Independent Auditors
    23.2           Consent of Deloitte & Touche LLP, Independent Auditors.
    23.3*          Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
                   5.1).
    23.4*          Consent of Wilson, Sonsini, Goodrich & Rosati, Professional
                   Corporation (included in Exhibit 8.2).
    24.1           Power of Attorney (included on page II-5 of this
                   Registration Statement).
    99.1           Form of Proxy for Meeting of Intrepid Shareholders.

---------------
 *  To be filed by amendment

(1) Incorporated by reference to the exhibit having the same number filed with the Registrant's Registration Statement on Form S-1 (No. 33-53000) filed October 7, 1992, Amendment No. 1 thereto filed October 26, 1992, Amendment No. 2 thereto filed November 10, 1992 and Amendment No. 3 thereto filed November 18, 1992, which Registration Statement became effective November 18, 1992 and the Registrant's Registration Statement on Form S-1 (No. 33-62356) filed on May 7, 1993, which Registration Statement became effective May 24, 1993.

(2) Incorporated by reference to the exhibit having the same filed number with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.

(3) Incorporated by reference to Exhibit 2.1 filed with The Registrant's Form 8-K filed with the Securities and Exchange Commission on December 15, 1995.

(4) Exhibits 10.22, 10.23, and 10.24 are incorporated by reference to Exhibits 10.1, 10.2, and 10.3, respectively, filed with The Registrant's Registration Statement on Form S-3 (No. 33-80755) filed with the Securities and Exchange Commission on December 22, 1995.

(5) This agreement is a compensatory plan or arrangement.

(6) Confidential treatment previously granted.

(7) Confidential treatment has been requested in connection with the filing of Registrant's Annual Report on Form 10-K.

(8) Incorporated by reference to exhibit having the same number filed with The Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.